082-04911



FILE NO. 82-4911

AEM SPA

CONSOLIDATED FINANCIAL STATEMENTS 2008

12-31-08
AR/S

a2a

Contents

0.4 Attachments to the notes to the consolidated financial statements

This is a translation of the Italian original "Bilancio consolidato 2008" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

0.1
Consolidated financial statements

Balance sheet (1) (2)

Assets

Millions of euro	Notes	Consolidated financial statements at 12 31 2008	Consolidated financial statements at 12 31 2007 Restated
NON-CURRENT ASSETS			
Property, plant and equipment	1	4,005	2,083
Intangible assets	2	634	360
Investments valued at equity	3	2,553	2,501
Other non-current financial assets	3	551	516
Deferred tax assets	4	316	197
Other non-current assets	5	57	27
Total non-current assets		8,116	**5,684**
Current assets			
Inventories	6	224	24
Trade receivables	7	1,699	902
Other current assets	8	293	178
Current financial assets	9	34	-
Current tax assets	10	2	19
Cash and cash equivalents	11	87	32
Total current assets		2,339	**1,155**
NON-CURRENT ASSETS HELD FOR SALE	12	692	4
TOTAL ASSETS		11,147	**6,843**

(1) Related party transactions in the consolidated financial statements are analysed in the schedules in section 0.2 and in Note 41, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 42 as required by CONSOB Resolution no. DEM/6064293 of July 28, 2006.

(2) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information" and "Consolidation policies and procedures".

Equity and liabilities

Millions of euro	Notes	Consolidated financial statements at 12 31 2008	**Consolidated financial statements at 12 31 2007 Restated**
EQUITY			
Share capital	13	1,629	936
(Treasury shares)	14	(107)	(64)
Reserves	15	2,036	1,096
Net profit for the year	16	316	292
Equity pertaining to the Group		3,874	**2,260**
Minority interests	17	848	794
Total equity		4,722	**3,054**
LIABILITIES			
Non-current liabilities			
Non-current financial liabilities	18	3,196	1,723
Deferred tax liabilities	19	322	173
Employee benefits	20	264	154
Provisions for risks, charges and liabilities for landfills	21	392	169
Other non-current liabilities	22	68	256
Total non-current liabilities		4,242	**2,475**
Current liabilities			
Trade payables	23	1,186	631
Other current liabilities	23	507	238
Current financial liabilities	24	449	430
Tax liabilities	25	38	11
Total current liabilities		2,180	**1,310**
Total liabilities		6,422	**3,785**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	26	3	**4**
TOTAL EQUITY AND LIABILITIES		11,147	**6,843**

Income statement (1) (2)

Millions of euro	**Notes**	01 01 2008 12 31 2008	**01 01 2007 12 31 2007 Restated**
Revenues			
Revenues from sale and services		5,963	2,771
Other operating income		131	43
Total revenues	28	6,094	**2,814**
Operating costs			
Costs for raw materials and services		4,292	1,946
Other operating costs		281	185
Total operating costs	29	4,573	**2,131**
Labour costs	30	453	**144**
Gross profit from operations	31	1,068	**539**
Depreciation and amortisation, provisions and writedowns	32	369	**179**
Profit from operations	33	699	**360**
Financial costs			
Financial income		23	25
Financial expenses		223	113
Gains and losses on valuation of investments at equity		60	152
Total financial costs	34	(140)	**64**
Other non-operating profits	35	13	**-**
Other non-operating costs	36	–	**(3)**
Profit before tax		572	**421**

(1) Related party transactions in the consolidated financial statements are analysed in the schedules in section 0.2 and in Note 41, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 42 as required by CONSOB Resolution no. DEM/6064293 of July 28, 2006.

(2) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information" and "Consolidation policies and procedures".

Millions of euro	**Notes**	01 01 2008 12 31 2008	**01 01 2007 12 31 2007 Restated**
Income tax expense	37	227	**52**
Net profit of continuing operations net of tax		345	**369**
Net result of non-current assets held for sale	38	2	**(1)**
NET PROFIT		347	**368**
Minority interests		(31)	**(76)**
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	39	316	**292**
Earnings per share (in euro):			
- basic		0.1023	0.1638
- basic, from operating activities		0.1027	0.1644
- diluted		0.1023	0.1628
- diluted, from operating activities		0.1027	0.1634

Statement of cash flows

Millions of euro	2008	2007
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	32	**88**
MERGER CONTRIBUTIONS	155	**-**
Operating activities		
Net result for the year	347	368
Depreciation of property, plant and equipment	292	144
Amortisation of intangible assets	16	6
Writedown of investments	9	-
Writedowns of non-current assets	22	2
Result of investments valued at equity	(60)	(152)
Change in provisions for risks and charges, employee benefits and deferred tax liabilities	2	3
Change in current assets and liabilities (*)	(80)	(279)
Net cash flows from operating activities	548	**92**
Investing activities		
Capital expenditure in property, plant and equipment	(437)	(128)
Capital expenditure on intangible assets and goodwill	(26)	(191)
Investments and securities (*)	(9)	(8)
Dividends received from investments carried at equity	60	20
Purchase/sale of treasury shares	(43)	(39)
Net cash flows absorbed by investment activities	(455)	**(346)**

(*) Net of balances booked directly to equity.

Millions of euro	2008	2007
Free cash flow	93	**(254)**
Financing activities		
Change in financial assets	(44)	(1)
Change in financial liabilities	164	334
Dividends paid by the Parent Company	(299)	(125)
Dividends paid by subsidiaries to third parties	(14)	(10)
Net cash flows absorbed by financing activities	(193)	**198**
CHANGE IN CASH AND CASH EQUIVALENTS	(100)	**(56)**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	87	**32**

Statement of changes in Group equity

Description - *Millions of euro*	Share capital Note 13	Treasury shares Note 14	
Equity at 12.31.2006 Restated	**936**	**(25)**	
Changes during the year			
Allocation of 2006 net profit			
Distribution of dividends			
IAS 32 and 39 reserves			
Put option on Ecodeco and Fertilvita quotas			
Put option on Delmi S.p.A. shares			
Other changes		(39)	
Net profit for 2007			
Equity at 12.31.2007 Restated	**936**	**(64)**	
Changes for the year			
Allocation of 2007 net profit			
Distribution of dividends			
Effects of the Merger on the balance sheet	693		
IAS 32 and 39 reserves			
Put option on Delmi S.p.A. shares			
Put option on Abruzzo Energia S.p.A. shares			
Other changes		(43)	
Net profit for the year			
Equity at 12.31.2008	**1,629**	**(107)**	

	Reserves Note 15	Net profit for the period/year of the Group Note 16	Total equity pertaining to the Group	Minority interests Note 17	Total equity
	767	**295**	**1,973**	**815**	**2,788**
	295	(295)			
	(125)		(125)	(10)	(135)
	157		157		157
				(93)	(93)
	(26)		(26)	47	21
	28		(11)	(40)	(51)
		292	292	75	367
	1,096	**292**	**2,260**	**794**	**3,054**
	292	(292)			
	(299)		(299)	(14)	(313)
	927		1,620	31	1,651
	1		1		1
	67		67	46	113
	(3)		(3)	(5)	(8)
	(45)		(88)	(35)	(123)
		316	316	31	347
	2,036	**316**	**3,874**	**848**	**4,722**

0.2

Consolidated financial statements

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Balance sheet

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Assets

Millions of euro	Consolidated financial statements at 12 31 2008	of which Related Parties (note no. 41)	**Consolidated financial statements at 12 31 2007 Restated**	**of which Related Parties (note no. 41)**
NON-CURRENT ASSETS				
Property, plant and equipment	4,005		2,083	
Intangible assets	634		360	
Investments valued at equity	2,553	2,553	2,501	2,501
Other non-current financial assets	551	1	516	1
Deferred tax assets	316		197	
Other non-current assets	57		27	
Total non-current assets	8,116		**5,684**	
Current assets				
Inventories	224		24	
Trade receivables	1,699	157	902	63
Other current assets	293		178	
Current financial assets	34	33	-	-
Current tax assets	2		19	
Cash and cash equivalents	87		32	
Total current assets	2,339		**1,155**	
NON-CURRENT ASSETS HELD FOR SALE	692	689	**4**	**-**
TOTAL ASSETS	11,147		**6,843**	

Equity and liabilities

Millions of euro	Consolidated financial statements at 12 31 2008	of which Related Parties (note no. 41)	**Consolidated financial at statements at 12 31 2007 Restated**	**of which R@elated Parties (note no. 41)**
EQUITY				
Share capital	1,629		936	
(Treasury shares)	(107)		(64)	
Reserves	2,036		1,096	
Net profit for the year	316		292	
Equity pertaining to the Group	**3,874**		**2,260**	
Minority interests	848		794	
Total equity	**4,722**		**3,054**	
LIABILITIES				
Non-current liabilities				
Non-current financial liabilities	3,196	-	1,723	-
Deferred tax liabilities	322		173	
Employee benefits	264		154	
Provisions for risks, charges and liabilities for landfills	392		169	
Other non-current liabilities	68		256	
Total non-current liabilities	**4,242**		**2,475**	
Current liabilities				
Trade payables	1,186	45	631	102
Other current liabilities	507		238	
Current financial liabilities	449	4	430	21
Tax liabilities	38		11	
Total current liabilities	**2,180**		**1,310**	
Total liabilities	**6,422**		**3,785**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**3**		**4**	
TOTAL EQUITY AND LIABILITIES	**11,147**		**6,843**	

Income statement

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Millions of euro	01 01 2008 12 31 2008	of which Related Parties (note no. 41)	**01 01 2007 12 31 2007 Restated**	**of which Related Parties (note no. 41)**
Revenues				
Revenues from sale and services	5,963	275	2,771	45
Other operating income	131	1	43	4
Total revenues	6,094		**2,814**	
Operating costs				
Costs for raw materials and services	4,292	13	1,946	560
Other operating costs	281	2	185	62
Total operating costs	4,573		**2,131**	
Labour costs	453		**144**	
Gross profit from operations	1,068		**539**	
Depreciation and amortisation, provisions and writedowns	369		**179**	
Profit from operations	699		**360**	
Financial costs				
Financial income	23		25	1
Financial expenses	223	6	113	1
Gains and losses on valuation of investments at equity	60	60	152	152
Total financial costs	(140)		**64**	
Other non-operating profits	13		**-**	
Other non-operating costs	-		**(3)**	
Profit before tax	572		**421**	
Income tax expense	227		**52**	
Net profit of continuing operations net of tax	345		**369**	
Net result of non-current assets held for sale	2		**(1)**	
Net profit	347		**368**	
Minority interests	(31)		**(76)**	
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	316		**292**	

0.3
Notes to the consolidated financial statements

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law. A2A S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.

A2A S.p.A. was born as a result of the merger between three long-standing entities: AEM S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A.. On December 24, 2007, at the end of an aggregation process made up of various stages ([1]), the merger deeds were signed, after which, from January 1, 2008, AMSA Holding S.p.A. ([2]) ("AMSA") and ASM Brescia S.p.A. were absorbed by AEM S.p.A. ("AEM") and AEM S.p.A. changed its name to A2A S.p.A.. Additional information on the strategic importance of the merger operation are given in the specific paragraph of the report on operations.

As a result, the share capital of AEM S.p.A. (now A2A S.p.A.) increased from euro 936,024,648 to euro 1,629,110,744.

From February 22, 2008 the registered office of A2A S.p.A. was transferred to Brescia, Italy, in Via Lamarmora 230.

(1) Merger negotiations between ASM S.p.A. and AEM S.p.A. began in July 2006.
On December 18, 2006 the two Boards of Directors approved the Business Plan for the merger.
On June 4, 2007 the Boards of Directors of ASM, AEM approved a framework agreement regarding the structure and principal terms of the operation; AMSA on the same day, the Municipality of Brescia and the Municipality of Milan signed an agreement that laid down the guidelines for merging the two companies.
On June 25, 2007 the Merger Plan was signed by the Boards of Directors of ASM, AEM and AMSA.
On June 27, 2007 the operation was approved by Brescia City Council; it was then approved by Milan City Council on July 23, 2007.
On September 21, 2007 the experts appointed by the Milan Court expressed their opinion on the reasonableness of the share exchange ratio (1 ASM share = 1.60 AEM shares).
On October 22, 2007 the merger plan was definitively approved by the Extraordinary Shareholders' Meetings of ASM and AEM; the Ordinary Shareholders' Meeting of ASM also approved the distribution of an extraordinary dividend of 0.11 euro per share to its own shareholders.

(2) In preparation for its merger, AMSA S.p.A.
(a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;
(b) contributed to a wholly owned newco (AMSA S.r.l., now AMSA S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;
(c) changed its name to AMSA Holding S.p.A..

The A2A Group mainly operates in the following sectors:

- production, sale and distribution of electricity;
- sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste cycle management;
- integrated water cycle management.

The consolidated financial statements of the A2A Group is expressed in millions of euro, which is also the currency of the economies in which the Group operates.
The consolidated financial statements of the A2A Group at December 31, 2008 have been prepared on a going concern basis and consist of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes. They have been prepared in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, as well as with the provisions issued in application of article 9 of D.Lgs. 38/2005.

These consolidated financial statements at December 31, 2008 will be approved by the Management Board meeting of March 25, 2009, which will authorise their publication.

They have been audited by PricewaterhouseCoopers S.p.A. in accordance with their appointment by the Shareholders' Meeting of April 26, 2007 for the nine-year period 2007-2015.

The accounting effects of the AEM/AMSA and AEM/ASM mergers

AEM/AMSA

Note that prior to the merger between AMSA Holding S.p.A. and AEM S.p.A., AEM was 42.267% held by the Municipality of Milan.
However, because of certain clauses in the articles of association, the Municipality of Milan had control of it; the Municipality of Milan also held 100% of AMSA Holding S.p.A..

In light of the above, the AEM/AMSA merger has been treated by IFRS as an operation "under common control", i.e. as an operation carried out by two entities that are subject to the control of the same entity (the Municipality of Milan), in accordance with International Accounting Standards. Such operations are not expressly regulated by IFRS 3, which explains the method to be used to account for business combinations, nor by other IAS/IFRS. In the absence of a specific accounting standard to refer to, A2A followed IAS 8 and adopted as the accounting treatment for booking such operations that of booking the entities acquired to the consolidated balance sheet on the basis of the accounting balances shown in the financial statements prior to the operation, in other words, ensuring "continuity of values".

AEM/ASM

As regards the method of accounting used for the AEM/ASM merger, the following points should be taken into consideration:

- prior to the merger with AEM, ASM was held 69.2% by the Municipality of Brescia;
- on October 5, 2007, the Municipalities of Brescia and Milan stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over A2A by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.

International Financial Reporting Standards (IAS/IFRS) do not state specifically how joint ventures are meant to account for assets and liabilities over which the venturers acquire joint control. International practice has developed two alternative approaches to such operations: either "continuity of values", which says that the assets and liabilities of the joint venture should be shown on the basis of the values shown in the financial statements prior to the JV deal; or "fresh start accounting", which likens the operation to an acquisition, which means accounting for all balance sheet items at their fair value). In this particular case, it is felt that the most suitable method of accounting to represent the effects of the operation in question is "continuity of values": in fact, the assets and liabilities continue to be under the control — albeit joint control — of the Municipality of Brescia and the Municipality of Milan.

The effects of these mergers on the balance sheet figures at January 1, 2008 are summarised in a schedule in note 42.

Financial statements

For the balance sheet, the A2A Group has adopted a format which separates current and non-current assets and liabilities according to para. 51 et seq. of IAS 1.

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice. The results of recurring operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's recurring operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of recurring operating activities.

The statement of cash flows is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with IAS 1.

The accounting schedules included in the financial statements are in the same format as those used in the consolidated financial statements at December 31, 2007, except for the items relating to "Derivatives", which have been included in "Other current and non-current assets" and "Other current and non-current liabilities", "Goodwill", which has been included in "Intangible assets" and "Liabilities for landfills" which have been included in "Provisions for risks, charges and liabilities for landfills".

"Other information" includes reconciliations between the format used at December 31, 2007 and the one used at December 31, 2008.

Details of non-recurring transactions are provided in note 42 of these consolidated financial statements.

Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for those items which under IFRS are valued at fair value, as indicated in the accounting policies.

Changes in international accounting standards

The accounting principles adopted during the year 2008 are the same as those used the previous year, with the exception of the method of consolidating investments in joint ventures (3) and for changes illustrated in the following paragraph "Accounting principle, amendments and interpretations approved by the European Union and adopted during the year".

In the following paragraphs "Accounting principles, amendments and interpretations approved by the European Union but not adopted by the Group in the present year" and "Accounting principles, amendments and interpretations not yet approved by the European Union" are, instead, summarized the changes that will be adopted for the future years, indicating, as far as possible, the expected effects on the Group financial statements.

Accounting principles, amendments and interpretations approved by the European Union and adopted during the year

Following the crisis in financial markets, which got even worse during the third quarter of 2008, there was a request on the part of financial and institutional operators to eliminate the inconsistencies between international accounting standards (IAS/IFRS) and American accounting principles (US GAAP), principally in relation to certain reclassifications between the accounting categories used to classify financial instruments.

Under certain circumstances, US GAAP make it possible to reclassify financial instruments from the trading book (measured at fair value) to "held to maturity" (measured at amortised cost). Such reclassifications were not allowed by IAS 39 prior to issuing the amendment to IAS 39 and IFRS 7 of October 13, 2008.

In fact, on October 13, 2008, to satisfy the requests for uniformity of treatment between IAS/IFRS and US GAAP, the IASB issued an urgent amendment to IAS 39 — Financial Instruments: Recognition and Measurement and to IFRS 7 — Financial Instruments: Disclosures . In fact, on October 13, 2008, to satisfy the requests for uniformity of treatment

(3) See the paragraph entitled "Change in the method of consolidation for investments under joint control (joint ventures)".

between IAS/IFRS and US GAAP, the IASB issued an urgent amendment to IAS 39 — Financial Instruments: Recognition and Measurement and to IFRS 7 — Financial Instruments: Disclosures. This new amendment makes it possible, under certain circumstances, to:

(i) reclassify certain non-derivative financial assets from the "fair value through profit and loss" category;

(ii) reclassify loans and receivables from the "fair value through profit and loss" and "available for sale" categories to the "held to maturity" category if the company has the intention and ability to hold such assets for the foreseeable future or until they mature.

The amendment, which was approved by the European Union on October 15, 2008, is applicable from July 1, 2008. The A2A Group did not make any of the reclassifications allowed by this amendment.

In 2008, IFRIC 11 "Group and treasury share transactions" has been adopted. It integrates the principles of IFRS 2 on share-based payments the adoption of this interpretation did not have a material impact.

Accounting standards, amendments and interpretation already approved by the European Union, but not adopted by the Group during the current year

The following standards and interpretations already approved by the European Union and published in the E.C.O.G. on January 29 2009 will be applied in the coming years:

- IFRS 8 "Operating segments" applicable from January 1, 2009, will replace IAS 14 "Reporting financial information by segment". The new accounting standard requires companies to base their segment disclosures on the same elements that management uses to take operating decisions. In other words, it requires operating segments to be identified on the basis of the internal reporting system, which is regularly reviewed by management for the purpose of allocating resources to the various segments and analysing performance. Adoption of this standard will not have any impact in terms of valuations in the financial statements, only a different way of presenting segment information;
- IAS 1 Revised "Presentation of Financial Statements", applicable from January 1, 2009. According to the revised version all the changes generated by transactions with shareholders have to be shown in the statement of changes in equity. All transactions with third parties ("comprehensive income") have to be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be shown in the statement of changes in equity. Adoption of this standard will not have any impact in terms of valuations in the financial statements;

- IAS 23 Revised "Obligatory capitalisation of financial expenses" incurred for assets that need a certain period of time before they are ready for use or for sale (applicable from January 1, 2009. The impact on the Group's financial statements will depend on the timing of capital expenditure;
- the amendment to IFRS 2 "Share-based payments", which has changed the requisites of paragraph 21A on the treatment of non-vesting conditions, the definition of vesting and vesting conditions in appendix A and the treatment of cancellations foreseen in paragraphs 28 and 28 A. At present, these changes will not have any significant impact on the A2A Group;
- amendment to IAS 32 "Financial instruments: Presentation" and to IAS 1 "Presentation of the Financial statements — Puttable Financial Instruments and Obligations Arising on Liquidation". In particular, the standard requires companies to classify puttable financial instruments and financial instruments that oblige the company to deliver part of the company's shares to a third party as equity instruments; this amendment (approved on January 22, 2009) has to be applied prospectively from January 1, 2009. The adoption of this amendment will not have any impact on the financial statements;
- on May 22, 2008 the IASB issued a series of updates to IFRS which affected IFRS 5, IAS 1, IAS 16, IAS 19, IAS 20, IAS 23, IAS 28, IAS 29, IAS 36, IAS 38, IAS 39 and IAS 40. In addition, amendments to IFRS 1 and IAS 27 relating to the cost of investments in subsidiaries, in joint ventures and associates are expected. The application of these improvements, approved on January 29 2009, will not have a material impact;
- IFRIC 13 "Customer loyalty programmes" and IFRIC 14 "IAS19 — The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction", applicable from January 1, 2009. The adoption of these interpretations will not have material accounting effects.

Accounting standards, amendments and interpretations not yet approved by the European Union

The following standards and interpretations have not yet been applied as the European Union has not yet concluded the approval process:

- IFRIC 12 "Service Concession Arrangements" applicable from January 1, 2008; application of this interpretation could have a significant impact on the presentation of some of the Group's concessions, particularly with reference to the reclassification of property, plant and equipment and intangible assets. If all of the Group's assets under concession turned out to be subject to IFRIC 12 and therefore had to be reclassified, the total amount involved could be around 1,495 million euro. The Group is carrying out all of the analyses needed to identify the assets that will be subject to IFRIC 12.

- IFRIC 15 "Agreements for the Construction of Real Estate" and IFRIC 16 "Hedges of a Net Investment in a Foreign Operation", applicable from January 1, 2009 and from October 1, 2008 respectively.
- IFRIC 17 "Distributions of Non-cash Assets to Owners" and IFRIC 18 "Transfers of Assets from Customers", applicable from July 1, 2009.
- IFRS 3 Revised "Business combinations". The main changes relate to:
  (i) elimination of the obligation to measure the subsidiary's individual assets and liabilities at fair value in the event of a step acquisition of subsidiaries. In such cases, *goodwill* will be determined as the difference between the value of the investments immediately prior to the acquisition, the consideration paid and the value of the net assets acquired;
  (ii) if the company does not buy 100% of the investment, the portion of equity belonging to minority interests can be measured either at fair value, or by using the method previously recommended by IFRS 3;
  (iii) booking to the income statement all of the costs relating to the business combination and recognition of liabilities for contingent consideration payments at the acquisition date. The Revised standard is applicable from July 1, 2009;
  (iv) IAS 27 Revised "Consolidated and Separate Financial Statements", according to which changes in the percentage interest that do not involve a loss of control have to be treated as an equity transaction, which means that the contra-entry has to be booked to equity. Moreover, the revised standard lays down that when control over a subsidiary is ceded, but the company still maintains an interest in it, the investment has to be measured at fair value, booking any gains or losses that arise when control is lost to the income statement. The Revised standard is applicable from July 1 2009.
- On July 31, 2008 the IASB issued an amendment to IAS 39 - Financial Instruments: Recognition and Measurement which clarifies certain aspects of hedge accounting; in particular, which elements can be hedged under certain circumstances. The amendment has to be applied from July 1, 2009, and can be applied in advance.
- On November 27, 2008, the IASB issued amendments to IAS 39 — "Financial instruments: Recognition and Measurement" and to IFRS 7 — Financial Instruments: Disclosures: reclassification of Financial Assets, both applicable from July 1, 2008. And in November, IFRS 1 Revised — First Adoption of International Financial Reporting Standards, applicable from July 1, 2009.

Scope of consolidation

The consolidated financial statements at December 31, 2008 include the financial statements of the parent company A2A S.p.A. and those of its subsidiaries in which A2A S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. Also consolidated under the equity method (4) are those companies in which the parent company has joint control with other shareholders and those over which it exercises a considerable influence.

Change in the method of consolidation for investments under joint control (joint ventures)

In order to increase the clarity and transparency of its consolidated figures and bearing in mind the requests by the financial market for information that focuses above all on the businesses managed directly and autonomously by the A2A Group, from January 1, 2008, following the merger of AMSA and ASM Brescia with AEM, it was thought best to change the method previously used by the AEM Group for consolidating joint ventures.

Therefore, from January 1, 2008, the joint ventures (Transalpina di Energia S.r.l., Ergon Energia S.r.l., Gesi S.r.l., Metamer S.r.l., Sed S.r.l., Bergamo Pulita S.r.l., Bellisolina S.r.l., Biotecnica S.r.l. and Edipower S.p.A.) are no longer proportionally consolidated, but valued under the equity method.

These condensed consolidated half-yearly financial statements also reflect this change in the method of consolidating joint ventures.

In line with this decision, the prior year figures presented for comparison purposes have also been restated. The effects of this restatement are shown in detail in the section of this document entitled "Other information".

It is also worth pointing out that this change in accounting policy is very probably only an anticipation of the effects that will in any case come about if the proposed changes to IAS 31

(4) See the section entitled "Change in the method of consolidation for investments under joint control (joint ventures).

contained in IASB Exposure Draft no. 9 ("Joint Arrangements") are approved without any important amendments.
In fact, in the case of joint ventures, as part of a wider project to converge with U.S. Generally Accepted Accounting Principles (US GAAP), this Exposure Draft provides for, among other things, the elimination of the choice between proportional consolidation and valuation under the equity method, opting for obligatory application of the latter.

Changes in the scope of consolidation

- As a result of the merger of AMSA Holding S.p.A. and ASM S.p.A. with AEM S.p.A. on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at December 31, 2008 are therefore not comparable with those at December 31, 2007.
- As a result of the merger with ASM S.p.A., from January 1, 2008, A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital and ASM S.p.A 30%. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line basis, showing 30% of the result and of equity as pertaining to minority interests. Because of the above, the 40% investment in Plurigas S.p.A. has been consolidated under the equity method in the restated figures at December 31, 2007.
- Following the acquisition of 98.08% of A2A Coriance S.a.s., which owns 100% of Coriance S.a.s., on July 31, 2008, the Coriance S.a.s. Group, previously controlled by the Cofatech Group, has now entered the scope of consolidation of A2A, as mentioned in the paragraph entitled "Significant events during the year". These financial statements include the line-by-line consolidation of the income statement figures for the period August 1, 2008- December 31, 2008 and the balance sheet figures at December 31, 2008. The initial cost of a business combination of the A2A Coriance S.a.s. Group has been determined provisionally. The Purchase Price Allocation following the acquisition of the Coriance Group is expected to be completed by the end of first half 2009. In preparing these consolidated financial statements, the company has applied IFRS 3, allocating to intangible assets the corresponding portion of fair value, setting aside the related deferred tax. The portion of fair value that cannot be allocated has been booked to goodwill for an amount of 10 million euro and will be submitted to impairment testing as required by IFRS.
- A2A S.p.A. exercised its call options for the Edipower S.p.A. shares representing 4% of the share capital. The transfer of the first 2% of the shares took place on July 31, 2007. A further 2% of Edipower was purchased in January 2008 (see "Significant events during the

period"), so this investment has now gone up from 18 to 20%. These transactions did not have any effect on the scope of consolidation as Edipower was already consolidated 20%.

The investment in ACSM S.p.A. is also consolidated at equity. Given the lack of up-to-date figures at December 31, 2008, the consolidation includes the figures for the twelve months from September 30, 2007 to September 30, 2008, a delay of one quarter which is permitted by IAS 27, paragraph 27.

Moreover, as regards the investment in Endesa Italia S.p.A. (now E.ON production), following this transaction (5) and as explained in greater detail in note 12 to the balance sheet, IAS 28, para. 13 a) and IFRS 5 were applied, which involved interrupting the consolidation of this investment at equity and reclassifying it to "Non-current assets held for sale".

(5) See the paragraph entitled "Significant events during the year".

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the A2A Group comprises the Parent company A2A S.p.A. and the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates and Joint Ventures

Investments in associates, in other words those in which the A2A Group holds a significant interest and is able to exercise a considerable influence, and those over which A2A has joint control together with other shareholders, are valued under the equity method (6). Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company.
In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Potential voting rights

If the A2A Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if

(6) See the paragraph above entitled "Change in the method of consolidation for investments under joint control (joint ventures)".

exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the A2A Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a loss in the value of assets that have been sold.
In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.
The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference has to be treated in accordance with IFRS 3.
Transactions with minority shareholders which do not entail the loss of control in consolidated companies are treated according to the so-called "economic entity view".

Consolidation procedure of assets and liabilities held for sale (IFRS 5)

Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities held for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) Option contracts between AEM S.p.A. (now A2A S.p.A.) and Dolomiti Energia S.p.A. and between AEM S.p.A. (now A2A S.p.A.) and Società Elettrica Altoatesina SEL S.p.A. for part of their investment in Delmi S.p.A.

AEM S.p.A. (now A2A S.p.A.) has signed separate option contracts with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) for part of the Delmi S.p.A. shares that they hold.

DE's two options, which in total gave Dolomiti Energy S.p.A. the right to sell shares in Delmi S.p.A. (Delmi) equal to 50% of DE's investment in Delmi (currently 10% of Delmi's share capital) to A2A S.p.A. (A2A), have expired. the first option expired in July 2007, the second in May 2008.

Under the option contract between A2A and SEL, SEL will have the right to sell to A2A and A2A will have the right to purchase from SEL two lots of Delmi shares, equal to 50% and 35% respectively of SEL's investment in Delmi (currently 10% of Delmi's share capital).
The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on whether SEL — at the time of exercising the option — has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.
In December 2008, A2A and SEL renegotiated the expiry date of these options, postponing it by one year compared with the initial deadlines, also in consideration of the fact that the parties could not agree on whether the condition for exercising one of the sale options for SEL had been satisfied or not.

SEL's put options and A2A's call options to buy from SEL, if exercised, can be executed in various stages between the fourth anniversary and the six months following the seventh anniversary of TdE's purchase of the shares and warrants held by IEB (concluded on September 16, 2005).

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial expenses and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show the difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. It means that changes in the liability that do not depend on time are adjusted on Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The consolidated financial statements at December 31, 2008 shows a liability to third parties for the possible exercise of the put options on the shares of Delmi S.p.A. of 118 million euro (223 million euro at December 31, 2007), a reduction in minority interests of 157 million euro (203 million euro at December 31, 2007), a positive change in equity pertaining to the Group of 57 million euro (-10 million euro at December 31, 2007) and a financial expenses of 5,3 million euro (5.3 million euro at December 31, 2007).
Bear in mind that these figures have changed significantly compared with December 31, 2007 as both the first and the second DE option can no longer be exercised, as explained above and the calculation parameters of the SEL put options were changed, as indicated above.

The share of Delmi's result remains 51% as the above options do not currently give A2A S.p.A. access to the economic benefits associated with the shares under option.

b) Options on the shares of Ecodeco S.r.l.

On April 22, 2005, AEM S.p.A. (now A2A S.p.A.) acquired 30% of the share capital and voting rights of Ecodeco S.r.l..
Under the agreements made at that time, AEM S.p.A. (now A2A S.p.A.) has a call option, which gives it the right, but not the obligation, to buy the other 70% of the share capital and voting rights of Ecodeco S.r.l. from April 2006, at a price depending on economic and financial ratios based on the consolidated financial statements of the Ecodeco Group.

Based on these agreements, the call option could not be exercised during the first quarter of 2006, so up until March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity.

At the end of May 2007, AEM S.p.A. (now A2A S.p.A.) communicated to the shareholders of Ecodeco S.r.l. its intention to exercise the call option to buy 70% of Ecodeco S.r.l., also communicating a provisional strike price that will be subject to an adjustment in the coming months once the gross operating profit for the whole of 2007 is known, together with the other adjustments envisaged in the contract.

Subsequently, A2A S.p.A. and the other shareholder of Ecodeco S.r.l. agreed that, as a result of exercising the call option, A2A would purchase a 64% interest in Ecodeco, with the residual 6% being subject to a call option for A2A to buy or a put option for the other shareholder of Ecodeco to sell.

The purpose of this was to give A2A the chance to claim off the amount to be paid for the residual 6% of Ecodeco in the event of an adjustment that reduced the provisional strike price.

On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., A2A S.p.A. acquired 64% of Ecodeco S.r.l. for Euro 223.6 million euro.

As a result of this purchase, A2A S.p.A. holds 94% of Ecodeco S.r.l.. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by A2A S.p.A., which can be exercised by the end of 2008 at the same conditions and a pre-established price not subject to changes. The purchase of the remaining 6% took place on October 24, 2008.

On the purchase of 64%, there is also provision for the price to be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with what it was in 2006 (both calculated according to Italian GAAP and subject to certain adjustments), to which the contractual multiple of 6.8 was applied.

The total outlay ("Total Price") for the purchase of 100% of Ecodeco S.r.l. amounts to the sum of the following components:

(i) the price for 64% of Ecodeco, 223.6 million euro, which was paid on July 24, 2007;
(ii) the price for the remaining 6%, 23 million euro, which was paid on October 24, 2008;
(iii) the price adjustment for the purchase of 64% sub (i) of 29 million euro, which was paid on August 8, 2008.

Note that for the period January 1 to June 30, 2007 the income statement of the A2A Group treated 70% of the Ecodeco Group's results as net profit pertaining to minority interests, while from July 1, 2007 it all belonged to the A2A Group, as the call/put options on the remaining 6% of the share capital of Ecodeco allowed A2A to access the benefits associated with the shares under option.

c) Option for the interest in Fertilvita S.r.l. (a subsidiary of Ecodeco S.r.l.)

As a result of AEM's (now A2A S.p.A.) decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l..

As a result, Ecodeco S.r.l. purchased 4.16% of the share capital of Fertilvita S.r.l. on July 24, 2007.

The total outlay ("Fertilvita Total Price") for the purchase of 4.16% of Fertilvita S.r.l. is equal to the sum of the following components:
(i) the price for 4.16% of Fertilvita, 9 million euro, which was paid on July 24, 2007;
(ii) the price adjustment of around 1,5 million euro, which was paid on August 8, 2008.

The A2A Group has booked in the consolidated financial statements an amount of goodwill equal to the difference between the Fertilvita Total Price and 4.16% of its net equity at June 30, 2007.

The income statement result of Fertilvita from July 1, 2007 was entirely attributable to the Ecodeco Group, whereas up until June 30, 2007 4.16% was accounted for as "net profit pertaining to minority interests".

d) Call/put options on the shares held by certain minority shareholders of AbruzzoEnergia S.p.A.

A2A S.p.A. currently holds 89.8% of AbruzzoEnergia S.p.A., whose main asset is the thermoelectric plant at Gissi, in Abruzzo.

In addition, A2A S.p.A. holds two call options and two minority shareholders each hold a put option for a total of 5.15% of the share capital of AbruzzoEnergia S.p.A. (currently 130 million euro, of which 101 million has been paid in).
Only the call options can be exercised at present at a price of around 8 million euro which has already been defined, whereas the put options can only be exercised, at a price that is marginally lower than that of the call option, starting from when both of the units at the Gissi power plant start operating in parallel.

The consolidated financial statements at December 31, 2008 therefore reflect the following situations:

- call options on shares held by minority shareholders, accounted for in accordance with IAS 27 paragraphs 14, 15 and 23 on potential voting rights,
- put options on shares held by minority shareholders, in this case accounted for in accordance with IAS 32 paragraph 23,
- different strike prices for the options,
- call options that can be exercised now and put options that can only be exercised once certain technical production conditions have been fulfilled.

IAS 27 paragraph 14 requires companies to take account of potential voting rights when assessing whether a shareholder has the power to govern the company's operating and financial decisions. In the case in question, A2A S.p.A. already has control of AbruzzoEnergia S.p.A. as it holds almost 90% of the share capital; this means that exercising the call options would not bring about any change in the company's control, nor in the fact that it is consolidated on a line-by-line basis. The result of this analysis of the call options is therefore that no additional or amending entry has to be made.

As for the put options, the observations made in paragraph b), which analysed the option contracts with Dolomiti Energia S.p.A. and Società Elettrica Altoatesina SEL S.p.A., are still valid.
The circumstances are very similar: the put options are on the shares held by certain minority shareholders, while the counterparty (the buyer) is the shareholder that controls the company; the accounting treatment of the put options will therefore be the same.

Bear in mind that the Group has chosen to show the difference between the present value of the strike price of the put options and the book value of the minority interests as a reduction in Group equity (if positive) or as an increase in Group equity (if negative), as an alternative to confirming goodwill.

As a result, a current financial payable of 8 million euro has been recorded, reducing the equity of minority interests by 5 million euro. The differential of 3 million euro has been deducted from the equity pertaining to the Group.

e) Option granted to the Municipality of Bergamo for the purchase of BAS SII S.p.A.

At the time of BAS's merger with ASM S.p.A., a framework agreement was stipulated under which ASM S.p.A. (now merged as part of A2A S.p.A.) granted the Municipality of Bergamo a call option to buy 50% of the subsidiaries BAS Power S.r.l., Bas.Com S.p.A., Sobergas S.p.A. and 100% of the subsidiary BAS SII S.p.A..

For the subsidiaries other than BAS SII S.p.A., the option expired on December 31, 2006 without being exercised by the Municipality.

For BAS SII S.p.A., the option originally expired on December 31, 2007 but in December 2007 the Board of Directors of ASM S.p.A. agreed to extend the option's duration until June 30, 2008. After June 30, 2008, the Management Board of A2A S.p.A. accepted to roll over the option in favour of the Municipality of Bergamo up to October 31, 2008.
This option has expired at December 31, 2008.

f) Call option on the purchase of 1% of the share capital of ASM Novara S.p.A.

A2A S.p.A. owns 50% of the shares of ASM Novara S.p.A., a company with share capital of one million euro set up with other shareholders in order to build and manage a district heating network in Novara.
As a result of the shareholder agreement between the shareholders of ASM Novara S.p.A., A2A S.p.A. has a call option to buy 1% of the share capital of ASM Novara S.p.A. Similarly the other shareholders, who hold the remaining 50%, have a put option to sell 1% of the share capital to A2A. Exercising one of these options would give A2A S.p.A. control over ASM Novara S.p.A..

Any of the parties can exercise their option within three years after the satisfaction of certain conditions relating to the construction of the district heating network in Novara: at December 31, 2008, these conditions had not yet been satisfied.

IAS 27, paragraph 14, establishes that when assessing whether an entity has the power to govern the financial and operating policies of another entity, it has to take account of the "potential voting rights" that would derive from exercising the options, providing they are currently exercisable. Such potential voting rights should then be added to the existing voting rights in order to calculate the total interest held in the share capital, which in turn establishes the method of consolidation to be applied to the affiliate concerned.

Potential voting rights that are not currently exercisable are understood as being, for example, those that cannot be exercised until a future date or until some future event takes place.

Hence, the potential voting right that A2A S.p.A. holds in ASM Novara S.p.A., as explained above, is not currently exercisable, so the investment in ASM Novara S.p.A. is consolidated according to the equity method.

When the option rights are exercised, an assessment will have to be made as to whether ASM Novara S.p.A. is controlled by A2A S.p.A. in order to decide on the consolidation method to be used.

g) Equity Swap and Flexible Forward on Edison S.p.A. shares stipulated by Delmi S.p.A.

Note that also at December 31, 2008 Delmi S.p.A. (51% A2A S.p.A.) is no longer exposed to equity risk on the ordinary shares of Edison S.p.A. as the two derivatives (Equity Swap and Flexible Forward) on the 17,496,270 ordinary shares of Edison S.p.A. expired in the last quarter of 2008. The effects of these transactions have been accounted for in the consolidated financial statements.

Consolidation of foreign companies and translation of captions in foreign currency

Assets and liabilities of consolidated foreign companies expressed in a currency other than the euro are translated at the exchange rate ruling on the balance sheet date; revenues and costs are translated at the average exchange rate for the year, providing it is similar to the exchange rates ruling on the transaction dates. Exchange differences are booked to an equity caption until the investment is sold. Note that on first-time application of IFRS, the cumulative translation differences generated by consolidating foreign companies were annulled; the reserve shown in the consolidated financial statements therefore represents only the cumulative translation differences that have been generated since January 1, 2004.

Key figures at December 31, 2008 and 2007 of the joint ventures (consolidated at equity)

Key figures at December 31, 2008 *Millions of euro*	**Edipower** 20%	**Transalpina di Energia** 50%	**Ecodeco Group companies** 50% (*)	**Ergon Energia** 50%	**Metamer** 50%	**Ge.Si.** 47.5%
INCOME STATEMENT						
Revenues from sales	265	5,533	13	461	12	3
Gross profit from operations	80	819	3	5	0.2	0.8
% of net sales	30.2%	14.8%	23.1%	1.1%	1.7%	26.7%
Depreciation, amortisation and writedowns	56	422	1	2	-	0.2
Profit from operations	**24**	**397**	**1**	**3**	**0.2**	**0.7**
Net profit for the year	**(1)**	**60**	**1**	**1**	**0.2**	**0.4**
BALANCE SHEET						
Total Assets	**891**	**8,038**	**12**	**109**	**6**	**3**
Equity	**404**	**3,715**	**2**	**2**	**1**	**1**
Net debt	**314**	**2,145**	**(3)**	**30**	**(2)**	**(0.3)**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica S.r.l., and SED S.r.l..

Key figures at December 31, 2007 *Millions of euro*	**Edipower** **20%**	**Transalpina di Energia** **50%**	**Plurigas** **40%**	**Ecodeco Group companies** **50% (*)**
INCOME STATEMENT				
Revenues from sales	232	4,138	395	13
Gross profit from operations	77	802	16	3
% of net sales	*33.2%*	*19.4%*	*4.1%*	*23.1%*
Depreciation, amortisation and writedowns	58	383	1	1
Profit from operations	**19**	**419**	**15**	**1**
Net profit for the year	**2**	**140**	**8**	**0.5**
BALANCE SHEET				
Total Assets	**901**	**8,408**	**141**	**12**
Equity	**410**	**3,781**	**14**	**2**
Net debt	**344**	**2,040**	**64**	**(3)**

(*) Bellisolina S.r.l., Bergamo Pulita S.r.l., Biotecnica S.r.l., and SED S.r.l..

Accounting policies

Translation of foreign currency items

The consolidated financial statements of the A2A Group are expressed in euro, which is also the currency of the economies in which the Group operates. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.
Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.

Property, plant and equipment

Industrial buildings are booked under property, plant and equipment, whereas non-industrial buildings are classified as investment property.
Property, plant and equipment purchased separately are booked at historical cost, including any additional charges directly attributable to the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries). Ordinary maintenance costs are wholly expensed to the income statement in the year they are incurred. Costs incurred for regular

maintenance are attributed to the assets to which they refer and are depreciated over their specific residual useful life.
Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to A2A, are recognised as A2A assets at the lower of fair value and the present value of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.
Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The estimated realisable value which is deemed to be recoverable at the end of their useful life is not depreciated. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.
The depreciation of freely transferable assets is calculated on a straight-line basis over the lower of the residual duration of the concession and the estimated useful life of the assets.

Landfills are depreciated on the basis of the percentage filled, which is calculated as the ratio between the volume occupied at the end of the period and the total volume authorised.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates

• buildings	1.0% - 17.3%
• production plant	1.0% - 33.3%
• transport lines	1.4% - 100.0%
• transformation stations	1.8% - 33.3%
• distribution networks	1.4% - 33.3%
• miscellaneous equipment	3.3% - 100.0%
• mobile phones	100.0%
• furniture and fittings	10.0% - 25.0%
• electric and electronic office machines	10.0% - 33.3%
• vehicles	10.0% - 25.0%
• leasehold improvements	12.5% - 33.3%

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value, using the methods explained below in the paragraph entitled “Impairment of property, plant and equipment and intangible assets”; writedowns can be reversed in subsequent periods if the reasons for them no longer apply.

No financial expenses were capitalised during the year.
When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

Intangible assets

Intangible assets are identifiable non-monetary assets that cannot be seen, touched or physically measured, which are controlled by the enterprise and able to produce future economic benefits; this category also includes goodwill that have been purchased at a price. The fact of being identifiable is to distinguish an intangible asset that has been acquired from goodwill; usually, this requirement is met when: (i) the intangible asset is attributable to a legal or contractual right, or (ii) the asset is separable, on other words it can be sold, transferred, rented out or exchanged autonomously or as an integral part of other assets. Control by the enterprise consists of the right to enjoy the future economic benefits deriving from the asset and the possibility of limiting access to it by others.
Intangible assets are reported in the financial statements at purchase or production cost, including ancillary charges, determined in the same way as for property, plant and equipment. Intangible assets produced internally are not capitalised but charged to income in the period in which the costs are incurred.

Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment. Changes in the expected useful life or in the ways in which the future economic benefits of an intangible asset are achieved by the Company are accounted for by suitably adjusting the period or method of amortisation, treating them as changes in accounting estimate. The amortisation applied to intangible assets with a definite useful life is charged to the income statement in the cost category that reflects the function of the intangible asset concerned.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value") using the methods explained below in the paragraph entitled "Impairment of assets"; writedowns can be reversed in subsequent periods if the reasons for them no longer apply.
Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value, using the methods explained below in the paragraph

entitled "Impairment of property, plant and equipment and intangible assets". Writedowns of goodwill cannot subsequently be written back.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

The following amortisation rates are applied to intangible assets with a definite useful life:

- industrial patents and intellectual property rights ________ 12.5% - 33.3%
- concessions, licences, trademarks and similar rights ________ 6.7% - 33.3%
- leasehold improvements ________ 12.5% - 33.3%

Impairment of property, plant and equipment and intangible assets

Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value").
Goodwill, other intangible assets with an indefinite useful life or assets not available for use are tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.
impairment testing consists of comparing the recoverable amount of the asset with its net book value.
The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Company calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it exceeding the value that the asset would have had without any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.
When it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash generating unit (CGU) or group of CGU to which the asset belongs or to which it can reasonably be allocated.
The CGUs have been identified according to the organisational and business structure, as homogeneous aggregations that generate independent cash flows deriving from the continuous use of the assets attributed to them.

Emission quotas and green certificates

Different accounting policies are applied to quotas or certificates held for own use in the "Industrial Portfolio", and those held for trading purposes in the "Trading Portfolio".
Surplus quotas or certificates held for own use which are in excess of the company's requirement in relation to the obligations accruing at the end of the year are booked to other intangible assets at cost. Quotas or certificates assigned free of charge are booked at a zero value. Given that they are assets for instant use, they are not amortised but subjected to an impairment test. The recoverable amount is the higher of its value in use and its market value.
If, on the other hand, there is a deficit because the requirement exceeds the quotas or certificates in portfolio at the balance sheet date, provision is made in the financial statements for the charge needed to meet the residual obligation; this is estimated on the basis of any purchase contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.
Quotas or certificates held for trading in the "Trading Portfolio" are booked to inventories and measured at the lower of purchase cost and estimated realisable value based on market trends. Quotas or certificates assigned free of charge are booked at a zero value. Market value is established on the basis of any sales contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.
In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

Financial instruments include trading investments and investments that are available for sale and non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents. They do not include investments in subsidiaries, joint ventures and associates. Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months. They also include financial payables (bank loans and bonds), trade payables, other payables and other financial liabilities and derivatives.

Financial assets and liabilities are recognised at the time that the contractual rights and obligations foreseen by the instrument arise.

Initially, all financial assets are recognised at fair value, including ancillary charges (purchase/issue costs).in the case of assets and liabilities not measured at fair value through profit and loss).

Measurement subsequent to initial recognition depends on the classification of the instrument to one of the following categories:

- non-derivative financial assets and liabilities at fair value through profit and loss include:
  - financial assets and liabilities held for trading (HFT), i.e. with the intention of repurchasing or reselling them in the short term);
  - financial liabilities which on initial recognition have been designated as being at fair value through profit and loss;
- other non-derivative financial assets and liabilities, including:
  - loans and receivables (L&R);
  - investments held to maturity (HTM);
  - financial liabilities valued at amortised cost;

- available-for-sale financial assets (AFS);
- derivatives.

The following is a detailed explanation of the accounting policies applied in measuring each of the above categories after initial recognition:

- **non-derivative financial assets and liabilities at fair value through profit and loss** are measured at fair value with any changes being booked to the income statement. This category includes investments, trading securities and the non-convertible bond loan issued by A2A S.p.A. on October 17, 2003 (code XS0179091425) for a nominal value of 500 million euro and listed at the Luxembourg Stock Exchange;
- **other non-derivative financial assets and liabilities** with fixed or determinable payments other than investments, are valued at amortised cost. Any transaction costs incurred during the acquisition or sale are adjusted directly on the nominal value of the asset or liability (e.g. issue premium or discount, loan acquisition costs, etc.). Then financial income and charges are remeasured on the basis of the effective interest rate method. Financial assets are assessed regularly to see if there are any signs that they have suffered impairment. In the assessment of receivables in particular, account is taken of the solvency of the creditors, as well as the characteristics of credit risk, which is indicative of the individual payment capacity of the individual debtors. Any impairment losses are booked as a cost to the income statement. This category includes the investments held with the intent and the capacity for them to be held to maturity, non-current loans and receivables, trade receivables and other receivables originated by the business, financial payables, trade payables, other payables and other financial liabilities;
- **available-for-sale financial assets**, represented by non-derivative financial assets that are not classified as financial assets at fair value through profit and loss or other financial assets, are measured at fair value and any gains or losses on them are booked directly to equity until they are sold, at which stage they get transferred to the income statement; the losses booked directly to equity are in any case reversed and booked to the income statement, even if the financial asset has not been eliminated, if there is objective evidence that the asset has suffered impairment; unlisted investments with a fair value that cannot be reliability measured, on the other hand, are valued at cost less any impairment losses; their value is restated in future years if the reasons for the writedown no longer apply, except for writedowns of equity instruments. This category essentially includes the other investments (i.e. not subsidiaries, joint ventures or associates), except for those held for trading (trading investments);
- **derivatives** are measured at fair value with any changes being booked to the income statement if they do not satisfy the conditions to qualify as hedges. Derivatives are classified as hedges when the relationship between the derivative and the item being

hedged is formally documented and the effectiveness of the hedge is high, this being checked periodically. Hedging derivatives that limit the risk of fluctuations in the fair value of the items being hedged (fair value hedges) are booked at fair value through profit and loss; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges), the effective portion of changes in the fair value are booked to equity, while the ineffective portion is charged to the income statement. The amounts booked directly to equity are reflected in the income statement in line with the economic effects produced by the item being hedged.

A financial asset (or where applicable, part of a financial asset or parts of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows come to an end;
- the Company has retained the right to receive the future cash flows of the assets, but has assumed a contractual obligation to pass them on to a third party without material delay;
- the Company has transferred the right to receive the cash flows from the asset and (i) has transferred substantially all of the risks and rewards of ownership of the financial asset, or (ii) if it has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control over it.

In the cases in which the Company has transferred the rights to receive financial flows from an asset and has neither transferred nor retained substantially all of the risks and rewards or has not lost control over it, the Company continues to recognise the asset to the extent to which it has a continuing involvement in the asset. A continuing involvement that takes the form of a guarantee over the asset that has been transferred is measured at the lower of the initial book value of the asset and the maximum amount that the Company might have to pay. Trade receivables considered definitively unrecoverable after all the necessary recovery procedures have been completed are also eliminated from the balance sheet.

A financial liability should be removed from the balance sheet when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled, or expired.
Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognised in the income statement.

The fair value of financial instruments that are listed in an active market is based on market prices at the balance sheet date. The fair value of instruments that are not listed on an active market is determined by using recognised valuation methods. The valuation of financial derivatives for electricity at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Non-current assets held for sale, disposal groups and discontinued operations - IFRS 5

Non-current assets held for sale, disposal groups and discontinued operations, whose book value will be recovered principally by being sold off rather than being continuously used, are valued at the lower of net book value and fair value, net of selling costs. A disposal group is understood as being a series of assets and liabilities that are directly correlated and likely to be sold off as part of a single transaction. Discontinued operations, on the other hand, consist of a significant portion of the Group, such as an important independent business division representing an activity or geographical area of activity, or a subsidiary bought exclusively with a view to reselling it.
In accordance with IFRS, the figures for non-current assets held for sale, disposal groups and discontinued operations are shown on two specific lines in the balance sheet: assets held for sale and liabilities directly associated with assets held for sale.
With exclusive reference to discontinued operations, the net economic results made by them during the disposal process, any gains or losses on disposal and the corresponding comparative figures for the previous year or period are shown on a specific line in the income statement: net profit (loss) on discontinued operations and assets held for sale.

Employee benefits

Severance indemnities and pension provisions are determined using an actuarial method; the rights accrued by employees during the year are booked to the income statement under "labour cost", whereas the figurative financial cost that the company would have to bear were it to ask the market for an equivalent loan is booked to net financial income (charges). The actuarial gains and losses, which reflect the effects of changes in the actuarial assumptions are booked to the income statement, taking into account the residual average useful life of the employees.
In particular, as a result of the Budget Law no. 296 of December 27, 2006, only the portion of accrued severance indemnities that remained in the company has been valued according to IAS 19, as indemnities are now paid over to a separate entity as they accrue (either to a

supplementary pension scheme or to funds held by INPS). As a result of these payments, the company no longer have any obligations in connection with the services that employees will render in the future.
Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.
The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.
Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the company does not apply the so-called "corridor method".

Provisions for risks and charges

The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.
Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability refers to property, plant and equipment (such as dismantling and reclamation of industrial sites), the initial provision is recognised as a contra-entry to the assets to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of shareholders' equity.

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.

Contributions received to help cover the cost of specific items of property, plant and equipment are booked as a direct reduction of the assets concerned and credited to the income statement over the period of depreciation of the assets to which they refer.
Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues and costs

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference;
- connection contributions paid by users, if not for costs incurred to extend the network, are book to income on collection and shown under "revenues from services";
- the revenues billed to users for an extension of the gas network are accounted for as a reduction in the value of property, plant and equipment, being recognised to the income statement as a reduction in depreciation over the useful life of the cost capitalised to extend the network;
- the revenues and costs involved in withdrawing quantities that are higher or lower than the Group's share are measured at the prices foreseen in the related purchase or sale contract;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered;

- revenues are booked net of returns, discounts, allowances and bonuses, as well as directly related taxes;
- revenues from the sale of green certificates are booked at the time of sale.

The costs are for goods or services sold or consumed during the year or as a result of systematic allocation; if it is not possible to see any future use for them, they are charged to income.

Financial income and charges

Financial income is recognised when interest income arises as a result of applying the effective interest method (at the rate which exactly discounts the expected future financial flows based on the expected life of the financial instrument).
Financial expenses are recognised on an accrual basis and booked to the income statement at the amount of the effective interest.

Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.

Dividends are classified as financial income in the income statement.

Income taxes

Current taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are calculated on the temporary differences between the values given to assets and liabilities in the balance sheet and the corresponding values recognised for tax purposes, based on the tax rates in force at the time that the temporary differences are likely to reverse. Deferred tax assets are recognised to the extent that there will probably be sufficient taxable income in the future to absorb them. The book value of deferred tax assets is reduced to the extent that it is no longer probable that the tax benefit will be realised. The valuation of deferred tax assets takes account of the planning period for which approved corporate plans are available. When the results are booked directly to equity, the current taxes, deferred tax assets and deferred tax liabilities are also booked directly to equity. The deferred tax liabilities on profits not distributed by Group companies are only provided for if there is a genuine intention to distribute such profits and, in any case, if the taxation is not offset against a consolidated tax loss.

Segment information

The primary segment is a part of the Group that can be separately identified and which provides a single product or service or a set of related products and services; it is also subject to risks and benefits that are different from those of the Group's other segments.
Identifying secondary segments based on geographical areas was considered irrelevant as the Group's international dimension is embryonic.

Use of estimates

Preparing the financial statements and notes required the use of estimates and assumptions both in the recognition of certain assets and liabilities and in the measurement of contingent assets and liabilities. The actual results after the event could differ from such estimates. Estimates have been used in impairment testing, to determine certain sales revenues, in provisions for risks and charges, in provisions for bad and doubtful accounts and other writedowns, amortisation and depreciation, the valuation of derivatives, employee benefits and taxes. Estimates and assumptions are revised periodically and the impact of any change is booked immediately to the income statement.
The following are the key assumptions made by management as part of the process of making these accounting estimates. The inherently critical element of such estimates comes from using assumptions or professional opinions on matters that are by their very nature uncertain. Changes in the conditions underlying the assumptions and opinions used could subsequently have a material impact on the results.

Impairment testing

The book value of non-current assets (including goodwill and the other intangible assets) and of the assets held for sale is checked periodically and any time the circumstances or events require them to be checked more often. If it is felt that the book value of a group of non-current assets has suffered an impairment, it is written down to its recoverable value, which is estimated according to its use and future sale, depending on what was established in the company's latest plans. Management is of the opinion that the estimates of these recoverable values are reasonable; however, possible changes in the factors underlying the estimates on which these recoverable values have been calculated could lead to different assessments. For further details on the methods of carrying out impairment testing and its results, reference should be made to the specific paragraph below.

Revenue recognition

Revenues from sales to retail and wholesaler customers are recognised on an accruals basis. Revenues from sales of electricity and gas to customers are recognised when the supply takes place, based on periodic meter readings; they also include an estimate of the value of electricity and gas consumption from the date of the last reading to the end of the period of reference. Revenues from the date of the last reading and the end of the period are based on estimates of customers' daily consumption, according to their historical profile and adjusted to reflect weather conditions or other factors that may affect the consumption being estimated.

Provisions for risks and charges

In certain circumstances, it is not at all easy to identify whether a current (legal or implicit) obligation exists. The directors evaluate these situations case by case, together with an estimate of the resources required to fulfil the obligation. Estimating such provisions is the result of a complex process that involves subjective judgements on the part of management. When the directors are of the opinion that it is only possible that a liability could arise, the risks are indicated in the section on commitments and contingent liabilities, without making any provision.

Provision for bad and doubtful accounts

The provision for bad and doubtful accounts reflects estimated losses in the Group's receivables portfolio. Provisions have been made to cover expected bad debts, estimated on the basis of past experience of receivables with a similar risk profile, current and past uncollected accounts, reversals and collections, as well as careful monitoring of the quality of the receivables portfolio and the current and foreseeable conditions of the economy and markets of reference.
Even though the provision is considered adequate, the use of different hypotheses or changes in prevailing economic conditions, even more so in this period of recession, could give rise to changes in the provision for bad and doubtful accounts.

Depreciation and amortisation

Depreciation and amortisation are a significant cost for the Group. Non-current assets are depreciated or amortised each year on a straight-line basis over the useful life of the assets. The useful life of Group's non-current assets is established by the directors at the time they are purchased. The Group periodically evaluates technological and sector developments, dismantling/closure charges and the recovery value as assets to update their residual useful life. This periodic update could entail a change in the period of depreciation or amortisation and hence also the depreciation/amortisation charge in future years.

Measurement of derivatives

The derivatives used are measured at fair value based on the forward market curve at the balance sheet date, if the underlying of the derivative is traded on markets that offer official, liquid forward prices. If the market does not offer forward prices, forecast price curves are used based on simulation models developed by the Group internally. However, the effective results of derivatives could differ from the initial estimates made.
Note that, compared with previous years, the serious turbulence that took place on the markets for the energy commodities traded by the Group, as well the fluctuations in exchange and interest rates towards the end of 2008 and the beginning of 2009, could lead to greater volatility in cash flows and in expected results.

Employee benefits

The calculations of these expenses and the related liabilities are based on actuarial assumptions. The effects of any changes in these assumptions are all charged to the income statement.

Current taxes and the future recovery of deferred tax assets

The uncertainties that exist regarding the correct way of applying certain tax regulations introduced recently have involved the Group taking an interpretative stance when providing for current taxes in these financial statements; such interpretations could be overturned by official clarifications on the part of the tax authorities.

Deferred tax assets are accounted for on the basis of the taxable income expected to be generated in future years. The measurement of expected income for the purpose of accounting for deferred taxation depends on factors that can vary over time and lead to significant effects on the measurement of deferred tax assets.

A2A Group - Areas of activity

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector;
- Heat and Services Sector;
- Environment Sector;
- Networks Sector;
- Other Services and Corporate Sector.


Sector of the A2A Group
Thermoelectric and hydroelectric plants
Energy Management
Sale of electricity and gas
Cogeneration plants
District heating networks
Sale of heat and other services
Collection and street sweeping
Treatment
Disposal of waste with energy recovery
Electricity Networks
Gas Networks
Integrated Water Cycle
Other services
Corporate sector

Sector of the A2A Group

Energy

Heat & Services

Environment

Networks

Otherservices & corporate

Results by business sector

The business sectors in which the A2A Group operates are represented by the following sectors:

Energy Sector

This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimisation and trading on domestic and foreign markets.

Heat and Services Sector

This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment Sector

This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of refuse incinerators or biogas plants.

Networks Sector

This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification).

Other Services and Corporate

Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other Services consist of activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries.

RESULTS BY BUSINESS SECTOR - *Millions of euro*	Energy		Heat & Services		
	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated	
Revenues from sales and services	**4,864**	**2,393**	**292**	**81**	
- of which intercompany	*85*	*19*	*62*	*19*	
Gross profit from operations	**439**	**326**	**67**	**10**	
% of revenues	*9.0%*	*13.6%*	*22.9%*	*12.3%*	
Depreciation, amortisation, provisions and writedowns	(103)	(58)	(33)	(8)	
Profit from operations	**336**	**268**	**34**	**2**	
% of revenues	*6.9%*	*11.2%*	*11.6%*	*2.5%*	
Net financial income/expenses					
Non operating income/charges					
Income before taxes					
Income tax expense					
Net result					
Net result from non-current assets held for sale					
Minority interests					
Net profit for the year pertaining to the Group					
Gross investments (1)	**70**	**20**	**157 (*)**	**37**	

(*) This includes the acquisition of the Coriance Group for 94 million euro.

(1) See "Capital expenditure" in the schedules in notes 1 and 2 and Attachments 1 and 2 on Property, plant and equipment and Intangible assets.

	Networks		Environment		Other Services and Corporate Sector		Adjustments		Total Group	
	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated
	522	**315**	**778**	**142**	**218**	**105**	**(711)**	**(265)**	**5,963**	**2,771**
	335	*146*	*44*	*3*	*185*	*78*	*(711)*	*(265)*		
	276	**166**	**320**	**70**	**(34)**	**(29)**	**-**	**(4)**	**1,068**	**539**
	52.9%	*52.7%*	*41.1%*	*49.3%*	*(15.6%)*	*(27.6%)*			*17.9%*	*19.5%*
	(135)	(73)	(75)	(33)	(36)	(20)	13	13	(369)	(179)
	141	**93**	**245**	**37**	**(70)**	**(49)**	**13**	**9**	**699**	**360**
	27.0%	*29.5%*	*31.5%*	*26.1%*	*(32.1%)*	*(46.7%)*			*11.7%*	*13.0%*
									(140)	64
									13	(3)
									572	**421**
									(227)	(52)
									345	**369**
									2	(1)
									(31)	(76)
									316	**292**
	139	**69**	**61**	**12**	**59**	**20**	**-**	**-**	**486 (*)**	**158**

Notes to the balance sheet items

Changes compared with December 31, 2007

Absorption of ASM S.p.A. and AMSA Holding S.p.A.

As a result of the merger of AMSA Holding S.p.A. and ASM S.p.A. with AEM S.p.A. on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly, as it now includes the AMSA and ASM groups. The income statement figures at December 31, 2008 are therefore not comparable with those at December 31, 2007.

Change in the method of consolidation for investments under joint control (joint ventures)

As explained in the section entitled "Changes in accounting standards and accounting policies", from January 1, 2008, A2A considered it best to change the method of consolidating joint ventures previously used by the AEM Group.

Therefore, starting from January 1, 2008, the joint ventures Transalpina di Energia S.r.l., Edipower S.p.A. Ergon Energia S.r.l., GESI S.r.l., Metamer S.r.l., Bellisolina S.r.l., Bergamo Pulita S.r.l., SED S.r.l., and Biotecnica are no longer consolidated on a proportional basis, but valued under the equity method. In line with this decision, the prior year figures presented for comparison purposes have been restated.

Plurigas S.p.A.

As a result of the merger with ASM S.p.A., from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. held 40% of its share capital and ASM S.p.A. 30%. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line basis, showing 30% of the result and of equity as pertaining to minority interests.

In the restated figures at December 31, 2007, the 40% investment in Plurigas S.p.A. has been consolidated under the equity method.

A2A Coriance S.a.s.

Following the acquisition of 98.08% of A2A Coriance S.a.s. on July 31, 2008, A2A has consolidated the balance sheet figures of the A2A Coriance Group at December 31, 2008 on a line-by-line basis. Initial accounting for the combination has so far been carried out only on a provisional basis. In preparing these consolidated financial statements, the company has applied IFRS 3, allocating to the concessions the corresponding portion of fair value, setting aside the related deferred tax. The portion of fair value that cannot be allocated has been booked to goodwill for an amount of 10 million euro and will be submitted to impairment testing as required by IFRS.

ASSETS

Non-current assets

1) Property, plant and equipment

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year					Amount at 12 31 2008
				Capital expen-diture	Other changes	Disposals and write-downs	Depre-ciation	Total change	
Land	34	44	78	1	(4)	(1)	-	(4)	74
Buildings	132	161	293	46	4	-	(12)	38	331
Plant and machinery	1,482	1,118	2,600	180	38	(18)	(185)	15	2,615
Industrial and commercial equipment	5	8	13	4	6	-	(5)	5	18
Other property, plant and equipment	19	49	68	18	5	-	(19)	4	72
Landfills	14	4	18	1	-	-	(6)	(5)	13
Freely transferable assets	260	57	317	51	4	-	(54)	1	318
Construction in progress and advances	62	340	402	126	(67)	-	-	59	461
Leasehold improvements	-	1	1	2	1	-	-	3	4
Leased assets	75	12	87	29	(6)	-	(11)	12	99
Total	**2,083**	**1,794**	**3,877**	**458**	**(19)**	**(19)**	**(292)**	**128**	**4,005**
of which:									
Historical cost	2,846	2,342	5,188	458	(56)	(33)	-	369	5,557
Accumulated depreciation	(763)	(548)	(1,311)	-	37	32	(292)	(223)	(1,534)
Writedowns/Revaluation	-	-	-	-	-	(18)	-	(18)	(18)

Property, plant and equipment amount to 4,005 million euro (2,083 million euro at December 31, 2007) and have increased by 128 million euro, net of the merger effect, as a result of the following items:

- an increase of 458 million euro due to capital expenditure and advances paid to suppliers during the year;
- a decrease, of 292 million euro, due to the depreciation charge for the year;
- the decrease, 19 million euro, is due for 1 million euro to disposals during the year, net of accumulated depreciation, and for 18 million euro to writedowns during the year;
- the decrease of 19 million euro, mainly due to consolidation reclassifications and other changes during the year.

Capital expenditure during the year concerned:

- works on the thermoelectric power plants for 56 million euro, of which 50 million euro for the construction of the thermoelectric plant at Gissi (Abruzzo) and 6 million euro for works on the thermoelectric plant at Cassano;
- works on the heat production plant for 27 million euro, of which 14 million euro for the Canavese (Milan) plant, 8 million euro for the Goltara and Monterosso (Bergamo) plants, as well as the Nord (Brescia) plant and 5 million euro for the Famagosta, Figino, Bocconi, Bovisa and Santa Giulia (Milan) plants;
- works on the hydroelectric plants for 13 million euro, of which 9 million euro on the Premadio, Stazzona and Grosio plants and 4 million euro on the hydroelectric plants at Prevalle (Brescia);
- the purchase of the building in Via Lamarmora, Brescia (A2A S.p.A.'s head office) and the building in Via Codignole, Brescia (Aprica S.p.A.'s head office) for a total of 39 million euro;
- the Electricity Networks sector for 73 million euro, in particular for expansion of the medium and low voltage power distribution networks for 17 million euro (of which 11 million euro for the Milan network), for the installation and refurbishment of transformer and isolator cabins, as well as works on substations for 20 million euro (of which 18 million euro for the Milan network), upgrading internal systems and installing new measurement devices for 25 million euro (of which 17 million euro for installing new electronic meters in Milan), works on transformation stations for 9 million euro and works concerning remote control for 2 million euro;
- the Gas Networks sector for 36 million euro, of which 8 million euro for laying pipes, 8 million euro for fitting risers and cabins, as well as 5 million euro for installing measurement and control devices in Milan and surrounding area and 15 million euro for laying pipes, connections, machinery, cabins and measurement devices in Brescia and the surrounding area;

- laying pipes, connections and user substations for heat distribution for 32 million euro, of which 15 million euro for Milan's heat network, 9 million euro for Brescia's and 8 million euro for Bergamo's;
- works on the integrated water cycle for 23 million euro, of which 12 million euro relating to pipes, connections, measurement devices and water treatment plants and 11 million euro for water purification plants, sewer network and connections;
- works in connection with the Brescia waste incinerator for 18 million euro;
- works on AMSA plants for 7 million euro;
- the purchase of vehicles (road sweepers and rubbish compactors) for 12 million euro, of which 8 million euro in Milan and 4 million euro in Brescia;
- the purchase of plant and equipment for the collection, selection and treatment of rubbish for 3 million euro;
- the purchase of other assets for 7 million euro, of which 4 million euro related to the computer hardware and electronic equipment;
- works on Group buildings for 14 million euro;
- the purchase of the land adjacent to the North Receiver Station for 1 million euro;
- the acquisition in July of the A2A Group Coriance for 83 million euro;
- and other Group capital expenditure for a total of 14 million euro.

Property, plant and equipment include 99 million euro of leased assets, booked in accordance with IAS 17 (revised); the residual payable to leasing companies at December 31, 2008 amounts to 73 million euro.

Property, plant and equipment are mainly located in Italy.

Please note that "freely transferable assets" related to the hydroelectric production plants during the second half of 2007 the depreciation period has been revised following sentence no. 1 issued by the Constitutional Court on January 18, 2008; their useful lives have been reduced by 10 years as a result. The Company reserves the right to take any steps to protect its investments and its interests.

2) Intangible assets

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year					Amount at 12 31 2008
				Additions	Other changes	Disposals/ Write-downs	Amorti-sation	Total change	
Industrial patents and intellectual property rights	14	7	21	4	4	-	(8)	-	21
Concessions, licences, trademarks and similar rights	2	15	17	3	4	-	(4)	3	20
Assets in process of formation	6	1	7	6	(7)	-	-	(1)	6
Other intangible assets	2	20	22	-	(2)	(1)	(4)	(7)	15
Goodwill	336	137	473	15	88	(4)	-	99	572
Total	**360**	**180**	**540**	**28**	**87**	**(5)**	**(16)**	**94**	634

Intangible assets at December 31, 2008 amount to 634 million euro and compared with December 31, 2007, net of the merger effect, they have increased by 94 million euro, as a result of:

- an increase, of 28 million euro, due for 13 million euro to capital expenditure made during the year, for 10 million euro to the acquisition in July of the A2A Coriance Group and for 5 million euro to the price adjustment for the acquisition of the Ecodeco Group;
- a decrease, of 5 million euro, due for 1 million euro to disposals during the year, net of accumulated amortisation, and for 4 million euro to writedowns;
- a decrease, of 16 million euro, due to the amortisation charge for the year;
- an increase of 87 million euro, due for 88 million euro to the change in goodwill, partially offset by other negative changes for 1 million euro.

"Other intangible assets" includes the value of the customer list, which relates to acquisitions of customer portfolios made by Group companies in cases where there is evidence that the companies are able to control the future benefits deriving from these customer portfolios. These amounts are amortised over their estimated useful life.

In particular, these amounts are principally attributable:

- to the amount paid by ASMEA, 7 million euro, for the customers included in the business purchased from ENEL in 2003 relating to a portion of the networks and utilities of the city and province of Brescia;
- to the amount paid by Selene for the customers of Brescia On Line S.r.l., as well as that paid to Tidonenergie in previous years to acquire gas customers for 1 million euro;
- to the amount of the customers in the gas sector acquired in previous years from BAS Omniservizi for 4 million euro.

Goodwill

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes for the period				Amount at 12 31 2008
				Additions	Other changes	Write-downs	Total change	
Goodwill	336	137	473	15	88	(4)	99	572
Total	**336**	**137**	**473**	**15**	**88**	**(4)**	**99**	**572**

Goodwill at December 31, 2008 consists of:

Millions of euro	
Enel Distribuzione business (Milan)	110
Ecodeco Group	222
A2A Calore & Servizi	4
Total December 31, 2007 restated	**336**
Merger effect January 1, 2008	
Enel Distribuzione business (Brescia)	46
Merger of BAS S.p.A. with A2A S.p.A. (formerly ASM S.p.A.)	55
ASM Reti	33
Other	3
Total merger effect	**137**
Total January 1, 2008 post-merger	**473**
Changes during the year:	
Integration of goodwill for Enel Distribuzione Milano S.p.A. business	88
Integration of goodwill for Ecodeco Group	5
Acquisition of the A2A Coriance Group	10
Writedowns	(4)
Total changes for the year	**99**
Total goodwill at December 31, 2008	**572**

Goodwill is made up of the following items:

- consolidation of the business purchased in 2002 by AEM Elettricità S.p.A. from Enel Distribuzione S.p.A. This caption shows an increase of 88 million euro during the period. With a sentence deposited on June 9, 2008, the Milan Court set at 88 million euro the higher value of the business for the distribution of electricity in the Municipalities of Milan and Rozzano sold by Enel Distribuzione S.p.A. to AEM Elettricità S.p.A. on October 29, 2002 compared with the original price. Without prejudice to the fact that this sentence does not in itself constitute an IOU that can be collected immediately and despite the fact that AEM Elettricità S.p.A. remains convinced that its arguments are correct and is determined to assert them in the most suitable venues, when preparing these consolidated financial statements it was decided for prudence sake to increase the value of the goodwill already shown in the balance sheet for this business by 88 million euro, crediting the same amount to a provision for risks and charges on the liabilities side of the balance sheet. The decision to increase goodwill is justified by the fact that the higher value ascertained by the Court in effect constitutes an integration of the original price; the risk provision, on the other hand, is justified by the fact that there is uncertainty about both the amount to be paid and its timing. This accounting treatment is motivated in detail in the paragraph on "ENEL/AEM Elettricità (controlled by A2A S.p.A.)" in "Other information". During the year AEM Elettricità S.p.A. sold the "Maggior Tutela" business, which entailed a reduction in goodwill of 1 million euro; this value, which was submitted to impairment testing, at December 31, 2008 turned out to be lower than 1 million euro;

- consolidation following the acquisition of the Ecodeco Group, which increased during the year by 5 million euro to update the price adjustment, as laid down in the purchase contract;
- consolidation deriving from the acquisition of A2A Calore & Servizi S.r.l., formerly Siemens Facility Management, which took place in 2002;
- acquisition of the A2A Coriance Group in July.

The merger effect relates to the following items:

- acquisition of the electricity distribution business from ENEL for 46 million euro. This business, acquired in previous years, relates to a significant portion of the power networks in the province of Brescia;
- the amount of goodwill (55 million euro) that arose on the merger of BAS S.p.A. with A2A S.p.A. (formerly ASM S.p.A.), which was written down during the year by 2 million euro;
- the amount of goodwill (26 million euro) that arose on the consolidation of ASM Reti;
- the amount of goodwill (7 million euro) booked by ASM Reti following the mergers that took place in 2004. On this occasion, ASM Reti booked goodwill for the merger deficits for an historical cost of:
  - 1 million euro, for the merger of Tidone Gas;
  - 2 million euro, for the merger of Gastecnica Reggiana;
  - 1 million euro, for the merger of Alfa Metano;
  - 3 million euro, for the merger of Gas Orobica;
- other goodwill of 3 million euro, written off during the year.

IAS 36 says that goodwill, being an intangible asset with an indefinite useful life, is not to be amortised systematically, but submitted to an impairment test at least once a year. Given that goodwill does not generate independent cash flows nor can it be sold independently, IAS 36 states that the recoverable value of goodwill shown in the balance sheet can be estimated on a residual basis, using - depending on the situation - either the fair value, net of selling costs, or the value in use of a series of assets that make up the Cash Generating Unit(s) to which they belong: the Cash Generating Unit (or groups of Cash Generating Units).

The fair value, net of selling costs, of a cash generating unit (or groups of CGUs) is the amount, based on the best information available, that would be obtainable from the sale of the unit in a bargained transaction between knowledgeable, willing parties.

The value in use of a cash generating unit (or groups of CGUs) is the discounted present value of estimated future cash flows expected to arise from the continuing use of the unit, and from its disposal at the end of its useful life. Value in use is calculated by using the Discounted Cash Flow method, which provides for an estimate of the future cash flows, discounting them at an appropriate discount rate.

Management has prepared its gross margin forecasts on the basis of reasonable and tenable assumptions that reflect the value of the cash generating unit (or groups of CGUs) in its current conditions, which also represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life. The following elements were taken into consideration in determining the value in use:

- future cash flows for a period not exceeding five years estimated by management, based on the most recent forecasts, that represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life;
- the cash flows after this time horizon, estimated by assuming a zero rate of growth, unless a higher rate is justified (though it should in any case be lower than the average long-term rate of growth of the products, industrial sectors, countries and markets in which the company operates;
- the terminal value, in other words the cash flow deriving from disposal at the end of the useful life of the asset, estimated for prudence sake as zero or the sum of the net book value of property, plant and equipment, net working capital and provisions;
- the discount rate is set to reflect current market valuations for the present value of money and specific risks related to the business. The discount rate has been estimated on a consistent basis with the cash flows being considered by determining the weighted average cost of capital (WACC).

The following is a summary of the goodwill attributable to the individual Cash Generating Units, which is described later on, specifying for each the type of recoverable value considered, the discount rates used and the time horizon of the cash flows.

CGU	Millions of euro 12 31 2008	Recoverable amount	WACC 2008 (1)
AEM Elettricità S.p.A.	197	Valore d'uso	8.20%
Ecodeco S.r.l.	228	Valore d'uso	9.84%
ASM Elettricità S.p.A.	50	Valore d'uso	8.20%
Integrated Water Cycle	16	Valore d'uso	5.91%
Bas power	5	Valore d'uso	8.78%
ASM Reti S.p.A.	38	Valore d'uso	6.12%
Gas Sector	7	Valore d'uso	10.39%
Heat Sector	21	Valore d'uso	8.80%
Coriance Group (2)	10		
	572		

(1) Pre-tax discount rate applied to future cash flows.
(2) See Note Purchase Price Allocation of the Coriance Group.

Cash Generating Unit: AEM Elettricità S.p.A.

The goodwill of 197 million euro arising on acquisition of the business unit from ENEL Distribuzione S.p.A. by AEM Elettricità S.p.A. on November 1, 2002 was tested for impairment. To this end, the value of the above goodwill was attributed to the cash generating unit AEM Elettricità S.p.A., the recoverable amount of which was determined on the basis of its value in use. In the interests of full disclosure, we would like to point out that when determining value in use, we took into consideration a time horizon up to expiry of the concession for the distribution of electricity in Milan and Rozzano.
No impairment loss was identified as a result of this test.

Ecodeco Goodwill

The 228 million euro of goodwill arising on line-by-line consolidation of the investment in Ecodeco S.r.l. was tested for impairment. After impairment testing, the value of this goodwill was allocated to the CGU Ecodeco S.r.l..
The recoverable amount of the CGU Ecodeco S.r.l. was determined on the basis of its value in use, including the future operating cash flows estimated by management on the basis of recent forecasts.
No impairment loss was identified as a result of this test.

Cash Generating Unit ASM Elettricità S.p.A.

The goodwill of 46 million euro arising on the acquisition of the business unit from ENEL Distribuzione S.p.A. by A2A S.p.A. (formerly ASM S.p.A.) and subsequently transferred by A2A

S.p.A. to ASM Elettricità S.p.A., has been submitted to impairment test. To this end, the value of the above goodwill was attributed to the cash generating unit ASM Elettricità S.p.A., the recoverable amount of which was determined on the basis of its value in use.
In the interests of full disclosure, we would like to point out that when determining value in use, we took into consideration a time horizon up to expiry of the concession for the distribution of electricity of a considerable portion of the distribution network in the province of Brescia. This CGU has also been allocated the goodwill relating to the public illumination contracts with the Municipality of Bergamo for a value of 4 million euro, which is part of the goodwill that arose on the merger between Bas S.p.A. and A2A S.p.A. (formerly ASM S.p.A.).
No impairment loss was identified when tested.

Cash Generating Unit ASM Reti S.p.A.
The goodwill, amounting to 38 million euro, resulting from the various acquisitions carried out by ASM Reti S.p.A. in recent years of companies that operate as gas distributors in around 200 Italian municipalities. Its activity is mainly concentrated in Lombardy and Piedmont. The value of this goodwill has been allocated to the CGU ASM Reti S.p.A., the recoverable amount of which was determined on the basis of its value in use.
In the interests of full disclosure, we would like to point out that when determining value in use, we took into consideration a time horizon up to the early expiry date foreseen in the current regulations governing the concessions outstanding. This CGU comprises, for 3 million euro, a portion of goodwill deriving from the goodwill recognised after the merger between Bas S.p.A. and A2A S.p.A. (formerly ASM S.p.A.).
No impairment loss was identified when tested.

Cash Generating Unit Integrated Water Cycle
This goodwill, of 16 million euro, is attributable to Bas S.r.l. as a portion of the goodwill generated as a result of the merger between Bas S.p.A. and A2A S.p.A. (formerly ASM S.p.A.). The activity is mainly concentrated in the Province of Bergamo and refers to concessions for captation and distribution of water. The value of this goodwill has been attributed to the CGU Integrated Water Cycle, the recoverable amount of which was determined on the basis of its value in use.
In the interests of full disclosure, we would point out that the following were taken into consideration when determining the value in use: for prudence sake, the time horizon which takes into account the early expiry date of outstanding concessions. This CGU includes, for 16 million euro, a portion of goodwill deriving from the goodwill recognised as a result of the merger between Bas S.p.A. and A2A S.p.A. (formerly ASM S.p.A.).
On impairment testing the company recognised a loss in value of 2 million euro which reduced the goodwill from 18 million euro to 16 million euro.

Cash Generating Unit Bas Power

The goodwill attributed to the Cash Generating Unit Bas Power derives from a part of the goodwill the arose on the merger of Bas S.p.A. with A2A S.p.A. (formerly ASM S.p.A.) and amounts to 5 million euro. This Cash Generating Unit consists of Bas Power S.r.l., a company of the A2A Group which operates in the Environment sector. The company owns an incinerator in Bergamo which also produces electricity. The goodwill has been attributed to the same Cash Generating Unit and its recoverable amount was determined with reference to the value in use of that company, based on a time horizon of 8 years.

No impairment loss was identified when tested.

Cash Generating Unit Heat Italy sector

The goodwill arising on line-by-line consolidation of the Heat Italy sector, of 21 million euro, which is split between various A2A Group companies, which operate in the production, distribution and sale of district heating, has been tested for impairment. The value of this goodwill was attributed to the same cash generating unit, the recoverable amount of which was determined on the basis of its value in use over a time horizon of 30 years. This CGU includes, for 18 million euro, a portion of goodwill deriving from the goodwill recognised upon the merger between Bas S.p.A. and A2A S.p.A. (formerly ASM S.p.A.).

No impairment loss was identified as a result of this test.

Cash Generating Unit Gas sector

The goodwill resulting from line-by-line consolidation of the Gas sector, 7 million euro, which relates to the sector that sells gas to end-customers (both civil and industrial) and to wholesalers, has been tested for impairment. The value of this goodwill was attributed to the same cash generating unit, the recoverable amount of which was determined on the basis of its value in use over an indefinite time horizon. This CGU includes, for 7 million euro, a portion of goodwill deriving from the goodwill recognised upon the merger between Bas S.p.A. and A2A S.p.A. (formerly ASM S.p.A.).

No impairment loss was identified as a result of this test.

Purchase Price Allocation Coriance Group

On July 31, 2008 A2A Coriance S.a.s. acquired from Cofatech 100% control of the group headed up by Coriance SA, which operates in the district heating sector in France. For IFRS purposes and for preparation of the Group's consolidated financial statements, the acquisition of control of the Coriance Group by the A2A Group represents a Business Combination regulated by IFRS 2, which lays down that all business combinations have to be accounted for according to the (" Purchase Accounting Method"). This means that the buyer has to book all assets, liabilities (including debt) and contingent liabilities identifiable at the time of the purchase at fair value at the date of acquisition, at the same time identifying any goodwill on a residual basis. As is generally known, goodwill is not systematically amortised, but is subjected to impairment testing at least once a year to check for any losses in value.

IFRS 3 provides, in particular, that the following stages have to be carried out to apply the acquisition method:

a) identify the acquirer, i.e. A2A Coriance S.a.s.;
b) determine the cost of the business combination;
c) allocate the cost of the business combination at the acquisition date, in this case conventionally considered July 31, 2008, to the assets, liabilities and contingent liabilities, including those not recognised prior to the acquisition;
d) measure the goodwill acquired as part of the business combination as assets.

First of all, the acquisition cost to be considered for the operation was determined as follows:

Millions of euro	
Price paid	45
Related transaction costs	1
Price adjustment for retrocession of the investment in Labrugière	(1)
Total cost of the combination	**45**

Taking into account that the cash and cash equivalents of the Coriance Group at the acquisition date amounted to 4 million euro, the total outflow came to 41 million euro.

The total cost of the combination was then compared with 100% of the current value of the assets and liabilities of the Coriance Group in order to determine the amount of goodwill.

In particular, steps were taken to value the district heating concessions held by Coriance at the acquisition date.

The fair value of these concessions was determined by an independent expert based on the information contained in the purchase and sale contract, discounting the cash flows expected from the various projects up to the expiry date of the current concessions.

The resulting values were allocated to property, plant and equipment consisting of the infrastructures for running the district heating service, bearing in mind that it is impossible to separate the concession from the assets needed to carry on this specific activity based on the concession.

The related tax effects were also taken into consideration by providing for the deferred tax liabilities.

The estimated useful life of these higher values and hence the duration of the related depreciation or amortisation was established with reference to the residual duration of the individual concessions to which they were allocated.

Millions of euro	
Book value of acquired assets and liabilities	**8**
Plus:	
Adjustment to the fair value of assets and liabilities acquired	40
Tax effect	(13)
Total current value of assets and liabilities of the Coriance Group	**35**

Taking the above matters into account, the goodwill for the acquisition of the Coriance Group amounts to 10 million euro calculated as follows:

Millions of euro	
Total cost of the combination	**45**
Total current value of assets and liabilities of the Coriance Group	**(35)**
Goodwill	**10**

This goodwill is justified by the know-how and managerial capacity acquired, the development potential and the synergies expected from the acquisition.

If the acquisition had taken place on January 1, 2008, the effects on the income statement for the year would not have been significantly different from those shown in the financial statements.

3) Investments and other non-current financial assets

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	12 31 2008
Investments in companies valued at equity	2,501	820	3,321	(768)	2,553	-	-
Other non-current financial assets	516	20	536	15	551	1	1
Total	**3,017**	**840**	**3,857**	**(753)**	3,104	**1**	**1**

Investments in companies carried at equity show an increase of 52 million euro at December 31, 2008, compared with December 31, 2007. The following table shows details of these changes:

Investments valued at equity - *Milioni di euro*	Total
Amount at December 31, 2007	2,501
Changes during the year:	
- merger effect	820
- acquisitions and increases in capital	...
- disposals	...
- valuations at equity	(47)
- dividends received from investments carried at equity	(32)
- reclassifications	(689)
Total changes for the year	52
Amount at December 31, 2008	2,553

The changes for the year concerned reclassification, for 689 million euro, of the investment in Endesa Italia S.p.A. now E.ON Produzione S.p.A. to "Non-current assets held for sale", the caption to which reference should be made for further details, for 47 million euro, the valuations at equity of other investments, and the first-time consolidation of the A2A Coriance Group for 2 million euro.

Other non-current financial assets show a balance of 551 million euro (516 million euro at December 31, 2007) of which:

- 26 million euro (25 million euro at the end of the previous year) relating to the convertible bond loan issued by Metroweb S.p.A. and wholly subscribed by A2A S.p.A. in compliance with the sale agreements for this investment; the increase of 1 million euro compared with the end of 2007 is due to the capitalisation of interest;
- 524 million euro (491 million euro at December 31, 2007) relating to financial assets available for sale. Net of the merger effect of 20 million euro, the principal changes for the year relate to the fair value measurement of Atel Holding, 17 million euro, following the acceptance of A2A of the public share exchange offer, which took place on January 11, 2008, partly offset by the writedown of the investments in Immobiliare Fiera di Brescia S.p.A. and Infracom S.p.A. by 9 million euro;
- 1 million euro relating to financial receivables from associates;

For the purposes of valuing the investments in ACSM S.p.A. and AGAM Monza S.p.A., reference was made to the values shown in the public documents on the share exchange ratio that has been applied in the merger between the two companies. For AGAM Monza alone, that has led to a prudent writedown of the investment by around 6 million euro.

As regards the valuation of the investment in ACSM Como, it should be noted that the stock exchange value is significantly lower than its book value, which at December 31, 2008 amounts to 23 million euro. On the other hand, management is of the opinion that the value expressed by the Stock Exchange does not reflect the investment's real economic value, given the following considerations:

- the general downturn in financial markets has heavily penalised stock exchange values in general, but in ACSM's case, this does not reflect the company's effective profitability, as reflected in the average value of ACSM's Undiscounted Cash Flows presented in the merger project;
- the strategic importance of A2A's presence as a shareholder of ACSM, with particular regard to the Group's business plan and the additional territorial control that this investment it gives in Lombardy;
- the advantages deriving from the merger with AGAM Monza (in which A2A holds 24.99%) are not yet fully visible.

4) Deferred tax assets

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes for the year	Amount at 12 31 2008
Deferred tax assets	**197**	**61**	**258**	**58**	316

Deferred tax assets amount to 316 million euro and show an increase of 119 million euro compared with December 31. 2007.

The change for the year, 58 million euro, was also affected by application of Decree Law 112/08 (the so-called "Robin Hood Tax") for 18 million euro. For further details, please refer to note 37 "Income tax expense".

5) Other non-current assets

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Non-current derivatives	25	1	26	14	40	25	40
Other non-current assetsi	2	12	14	3	17	-	-
Total other non-current assets	**27**	**13**	**40**	**17**	57	**25**	**40**

Other non-current assets amount to 57 million euro (27 million euro at December 31, 2007) and are made up of:

- 40 million euro for non-current hedging derivatives, principally contracts stipulated in connection with committed lines of credit and Interest Rate Swap (IRS) contracts hedging the risk of an increase in the interest rates on long-term bond loans. This caption is up by 15 million euro compared with December 31, 2007, mainly as a result of its measurement at fair value for the year;
- 17 million euro for other non-current assets, principally consisting of costs already incurred but pertaining to future years.

Current assets

6) Inventories

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008
Inventories	**24**	**151**	**175**	**49**	224

Inventories at December 31, 2008 amount to 224 million euro (24 million euro at December 31, 2007) and show a positive variance of 200 million euro, of which:

- 27 million euro relating to materials, mainly for the maintenance and running of plants. At December 31, 2008 this caption amounts to 38 million euro (11 million euro at December 31, 2007);
- 171 million euro of fuel. At December 31, 2008 this caption amounts to 184 million euro (13 million euro at December 31, 2007);
- 2 million euro relating to other inventories (zero balance at December 31, 2007).

The increase for the post-merger period, amounting to 49 million euro, is mainly caused by the increase in fuel inventories at Plurigas S.p.A. in particular.

7) Trade receivables

Millions of euro	**Amount at 12 31 2007 Restated**	**Merge effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008
Trade receivables	923	853	1,776	(22)	1,754
Provision for bad and doubtful accounts	(21)	(16)	(37)	(18)	(55)
Total trade receivables	**902**	**837**	**1,739**	**(40)**	1,699

At December 31, 2008 trade receivables amount to 1,699 million euro (902 million euro at December 31, 2007), a rise of 797 million euro, of which:

- 697 million euro due to an increase in trade receivables from customers. This caption shows a balance of 1,536 million euro at December 31, 2008 (839 million euro at December 31, 2007);
- 94 million euro due to an increase in receivables from related parties. The increase for the period relates, for 112 million euro, to the growth in receivables from the Municipalities of Milan and Brescia, for 8 million euro, to the rise in receivables from associates and to the decrease of 26 million euro in receivables from other related parties. This caption shows a balance of 157 million euro at December 31, 2008 (63 million euro at December 31, 2007);
- an amount of 6 million euro relates to contract work in progress.

The change for the year, net of the merger effect, shows a decrease of 40 million euro thanks to tight credit control, despite the unfavourable financial context, and the expansion of commercial activities.

8) Other current assets

Millions of euro	**Amount at 12 31 2007 Restated**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008	***of which included in NFP***	
						12 31 2007	**12 31 2008**
Current derivatives	13	7	20	14	34	-	-
Other current assets	165	98	263	(4)	259	-	-
Total other current assets	**178**	**105**	**283**	**10**	**293**	**-**	**-**

This caption amounts to 293 million euro (178 million euro at December 31, 2007) with an increase of 115 million euro, of which:

- 21 million euro for current derivatives, relating principally to commodity derivatives taken out by A2A Trading S.r.l.;
- 94 million euro relating to other current assets, of which 91 million euro for receivables and 3 million euro for assets pertaining to future periods.

Other current assets mainly relate to receivables from the Electricity Equalisation Fund, as well as amounts due from the tax authorities for VAT.

9) Current financial assets

Millions of euro	**Amount at 12 31 2007 Restated**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008	***of which included in NFP***	
						12 31 2007	**12 31 2008**
Other financial assets	-	-	-	1	1	-	*1*
Financial assets due from related parties	-	4	4	29	33	-	*33*
Total	**-**	**4**	**4**	**30**	34	**-**	***34***

This caption shows a balance of 34 million euro at December 31, 2008 (zero balance at December 31, 2007) and relates principally to the current account with the Municipality of Milan, which at December 31, 2007 showed a negative balance.

10) Current tax assets

Millions of euro	**Amount at 12 31 2007 Restated**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008
Current tax assets	**19**	**28**	**47**	**(45)**	**2**

At December 31, 2008 this caption amounts to 2 million euro (19 million euro at December 31, 2007), with a negative variance of 17 million euro.

11) Cash and cash equivalents

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Cash and cash equivalents	32	155	187	(100)	87	*32*	*87*

Liquid funds at December 31, 2008 amount to 87 million euro (32 million euro at December 31, 2007) with an increase of amounting to 55 million euro of caption bank and postal deposits.

Bank deposits include interest accrued but not yet credited at the year-end.
The negative change during the post-merger period, 100 million euro, reflects use of the liquidity needed to repay short-term borrowings and to finance the Group's operations.

12) Non-current assets held for sale

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Non-current assets held for sale	4	-	4	688	692	*4*	*3*

At December 31, 2008 this caption shows a balance of 692 million euro and refers to:

- the reclassification to this caption of the investment in Endesa Italia S.p.A., now E.ON Produzione S.p.A. (689 million euro). During 2007, as a result of the favourable outcome of the takeover bid launched by Acciona and ENEL for Endesa S.A., ASM S.p.A. (now A2A S.p.A.) initiated contacts with Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A. and Endesa Europe SL with a view to identifying possible solutions for its 20% investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.), also in light of the shareholder agreement signed by the latter's shareholders on September 14, 2001. Following the creation of A2A, on January 1, 2008, the Group also reached a definitive clarification regarding its investment in Endesa Italia (now E.ON Produzione S.p.A.), the final decision being to pull out of this joint project in exchange for the assignment of certain specific production assets. This approach was subsequently ratified by A2A's Board of Management when on March 26, 2008 it formally approved the Group's new business plan, which already reflects the impact of pursuing this new strategy. On July 18, 2008, the company exercised its right to select certain power plants owned by E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), thereby initiating the spin-off of this company, as envisaged in the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A. E.ON AG, Endesa S.A. Endesa Europe S.L. and Endesa Italia S.p.A.. In accordance with this agreement, the spin-off procedure provides for the setting up of a new corporate vehicle to which the chosen power generation assets will be transferred, together with the related liabilities that are allocated to them. A2A will hold 100% of this company's share capital in exchange for its 20% stake in E.ON Produzione. Given that this exchange of assets involved a genuine disposal as it implied a radical change in ownership and in the cash flow profile expected from the investment, in accordance with IFRS, the investment in Endesa Italia S.p.A. (now E.ON Produzione S.p.A.) was reclassified to non-current assets held for sale from January 1, 2008, the date that A2A was created, which also coincided with the date of the decision to dispose of this investment. It is worth noting that from January 1, 2008 this investment is no longer valued at equity but, in accordance with IAS 28, para. 13a) and IFRS 5, at the lower of cost (i.e. its book net equity value at December 31, 2007) and fair value, net of selling costs, represented by the fair value (which is significantly higher than cost) of the company that is the beneficiary of the spin-off of the power plants chosen by A2A. It will be remembered that this investment in Endesa Italia S.p.A. was acquired as a result of the merger between AEM S.p.A. and ASM S.p.A., i.e. on January 1, 2008. This entire operation should be concluded within the first half of 2009;

- for 3 million euro relating to the assets of certain businesses of the Ecodeco Group held for sale.

EQUITY AND LIABILITIES

Equity

Equity, which at December 31, 2008 amounts to 4,722 million euro (3,054 million euro at December 31, 2007), is detailed in the table below:

Millions of euro	**Amount at 12 31 2007 Restated**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008
Equity pertaining to the Group:					
Share capital	936	693	1,629	–	1,629
(Treasury shares)	(64)	–	(64)	(43)	(107)
Reserves	1,096	927	2,023	13	2,036
Net profit for the year of the Group	**292**	**–**	**292**	**24**	316
Total equity pertaining to the Group	**2,260**	**1,620**	**3,880**	**(6)**	3,874
Minority interests	794	31	825	23	848
Total equity	**3,054**	**1,651**	**4,705**	**17**	4,722

Equity pertaining to the Group

The overall change in Group equity, 1,614 million euro, is due for 1,620 million euro to the absorption of AMSA Holding S.p.A. and ASM Brescia S.p.A. by A2A S.p.A. on January 1, 2008 and, for 6 million euro, to the negative change for the year, made up principally by the change in treasury shares of 43 million euro partially offset by the increase in the result for the period of 24 million euro and by reserves of 13 million euro.

Dividends of 299 million euro (0.097 euro per share) were distributed during 2008.

13) Share capital

At December 31, 2008 the share capital amounts to 1,629 million euro and consists of 3,132,905,277 shares with a unit value of 0.52 euro each. The increase of 693 million euro compared with December 31, 2007 is attributable to:

- the merger of ASM Brescia S.p.A. with A2A S.p.A., which led to an increase in capital of 643 million euro through the issue of 1,235,752,867 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 772,345,542 ASM Brescia S.p.A. shares of par value 1 euro each, according to the share exchange ratio of 1.60 A2A shares for each ASM share;

- the merger of AMSA Holding S.p.A. with A2A S.p.A. which led to an increase in A2A's capital of 50 million euro through the issue of 97,105,010 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 9,643,000 AMSA Holding S.p.A. shares of par value 5.41 euro each, according to the share exchange ratio of 10.07 A2A shares for each AMSA Holding share.

14) Treasury shares

At December 31, 2008 treasury shares amounted to 107 million euro (64 million euro at December 31, 2007) and relate to 47,434,850 treasury shares held by the company (30,434,850 shares at December 31, 2007). The increase is due to the purchase, during the year under review, of 17,000,000 treasury shares. This item has been deducted from equity in accordance with IFRS.

15) Reserves

Millions of euro	**Amount at 12 31 2007 Restated**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008
Other reserves	**1,096**	**927**	**2,023**	**13**	2,036
of which:					
Reserve Cash Flow Hedge	2	(7)	(5)	(29)	(34)
Reserve Available for sale	384	-	384	31	415

Reserves, amounting to 2,036 million euro at December 31, 2008 (1,096 million euro at December 31, 2007), include the merger effects (927 million euro), the positive adjustments of previous periods, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings and accumulated losses of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at December 31, 2008, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale".
Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by AEM S.p.A. with Società Elettrica Altoatesina SEL S.p.A. (SEL) on Delmi shares, as well as the call/put options held by certain minority shareholders of Abruzzo Energia S.p.A. As explained in detail in the paragraph on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction in Group equity (if positive) or as an increase in Group equity (if negative).
At December 31, 2008 the effects of the put options on the Delmi shares led to an increase in Group equity of 67 million euro, while the put/call options on the Abruzzo Energia shares led to a loss in Group equity of 3 million euro.

Reconciliation between the A2A S.p.A.'s net result and the net result of the Group

Millions of euro	12 31 2008	12 31 2007 Restated
Net profit for the year of A2A S.p.A.	171	**86**
Intercompany dividends eliminated from the consolidated financial statements	(184)	(105)
Results of subsidiaries, associates and joint ventures not included in the financial statements of A2A S.p.A.	343	263
Other consolidation adjustments	(14)	48
Net profit for the year pertaining to the Group	316	292

Reconciliation between the A2A S.p.A.'s equity and the equity pertaining to the Group

Millions of euro	12 31 2008	12 31 2007 Restated
Equity of A2A S.p.A.	3,574	**2,325**
Elimination of the residual portion of the equity reserve resulting from the intercompany profit on the transfer of businesses	(516)	(575)
Retained earnings/Accumulated losses	428	281
Intercompany dividends eliminated from the consolidated financial statements	(184)	(105)
Results of subsidiaries, associates and joint venture not included in the financial statements of A2A S.p.A.	343	263
Other consolidation adjustments	229	71
Equity pertaining to the Group	3,874	**2,260**

16) Net profit for the year

It amounts to 316 million euro and includes the result of the year under review.

17) Minority interests

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008
Minority interests	794	31	825	23	848

At December 31, 2008 this caption amounts to 848 million euro (794 million euro at December 31, 2007) and represents the portion of capital, reserves and net result pertaining to minority interests. The increase (54 million euro) is due to the merger effect for 31 million euro, while the changes for the year, 23 million euro, concerned:

- allocation of a portion of the result for the year to minority interests of 31 million euro, of which 25 million euro related to the share pertaining to the minority shareholders of Delmi S.p.A. and 5 million euro to the share pertaining to those of Plurigas S.p.A., which from

January 1, 2008 is fully consolidated by the A2A Group because of the 70% interest held in its share capital following the merger (for further information, reference should be made to the paragraph on "Changes in the scope of consolidation");

- a positive adjustment of 46 million euro relating to the effects of the valuation of the put options on the Delmi S.p.A. shares;
- the negative adjustment amounting to 49 million euro is mainly attributable to changes during the year in the elements making up the equity pertaining to the minority shareholders of Delmi S.p.A. and Plurigas S.p.A.;
- a negative adjustment of 5 million euro for the valuation of the put/call options on the shares Abruzzo Energia S.p.A., as explained in greater detail in the section entitled "Consolidation policies and procedures".

LIABILITIES

Non-current liabilities

18) Non-current financial liabilities

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Non-convertible bonds	499	594	1,093	11	1,104	*499*	*1,104*
Due to banks	1,000	414	1,414	486	1,900	*1,000*	*1,900*
Due to other providers of finance	191	8	199	(51)	148	*191*	*148*
Finance lease payables	33		33	11	44	*33*	*44*
Total	**1,723**	**1,016**	**2,739**	**457**	3,196	***1,723***	***3,196***

Non-current financial liabilities amount to 3,196 million euro (1,723 million euro at December 31, 2007) with an increase of 1,473 million euro.

The change in non-convertible bonds relates to 2 bond loans issued by the merged companies prior to their merger, namely:

- a bond with a nominal value of 500 million euro issued on May 28, 2004 with a ten-year duration and a nominal fixed rate of 4.875%; its valuation at amortised cost on January 1, 2008 amounts to 497 million euro;
- a loan in yen with a nominal value of 98 million euro issued on August 10, 2006 with a thirty-year duration at a fixed rate of 5.405%; its valuation at amortised cost on January 1, 2008 amounts to 97 million euro.

Their remeasurement at fair value and amortised cost at the year-end determined a loss of 11 million euro.

Amounts due to banks show an increase during the year of 486 million euro, net of the merger effect, as medium/long-term committed credit lines were used instead of others classified as current liabilities that were about to expire.

Finance lease payables, amounting to 44 million euro, increased by 11 million euro compared with the previous year principally due to the consolidation of the Coriance Group.

The negative change for the post-merger period in the amounts due to other providers of finance, for 51 million euro, is principally due to reclassification of the portions falling due within 12 months as current liabilities.

19) Deferred tax liabilities

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008
Deferred tax liabilities	173	132	305	17	322

This item was also affected by application of Decree Law112/08 (the so-called "Robin Hood Tax") for 29 million euro.

Details of deferred tax liabilities - *Millions of euro*	Amount at 12 31 2008	Amount at 12 31 2007 Restated
Deferred tax liabilities		
Value differences in property, plant and equipment	220	116
Adoption of the finance lease standard (IAS 17)	9	6
Adoption of the financial instruments standard (IAS 39)	17	16
Other deferred tax liabilities	76	35
Total deferred tax liabilities	**322**	**173**

20) Employee benefits

At December 31, 2008 this caption amounts to 264 million euro (154 million euro at December 31, 2007) with the following changes during the year:

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Provision	Utilisations	Other changes	Amount at 12 31 2008
Severance indemnities	62	90	152	22	(10)	(17)	147
Employee benefits	92	28	120	-	(8)	5	117
Total	**154**	**118**	**272**	**22**	**(18)**	**(12)**	264

21) Provisions for risks, charges and liabilities for landfills

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Provision	Utilisa-tions	Other changes	Amount at 12 31 2008
Provisions for risks, charges and liabilities for landfills	**169**	**143**	**312**	**17**	**(12)**	**75**	392

The balance on these provisions at December 31, 2008 amounts to 392 million euro (169 million euro at December 31, 2007). The provisions amounted to 17 million euro and regarded the dispute with certain local government entities in connection with local taxes, the dispute pending with Social Security Institutions and provisions for lawsuits outstanding with personnel and with third parties. The other changes relate to the booking of a provision for risks (debiting goodwill) as a result of the sentence deposited on June 9, 2008 in the dispute with ENEL on the value of the Milan and Rozzano network, as explained in the section "Other information". Other changes during the year include the 21 million euro surplus provision for landfill liabilities after discounting the existing value. This amount went to reduce "Other provisions" in the income statement.

22) Other non-current liabilities

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Other non-current liabilities	256	20	276	(212)	64	-	-
Non-current derivatives	-	10	10	(6)	4	-	4
Total other non-current liabilities	**256**	**30**	**286**	**(218)**	68	**-**	**4**

The principal change during the year is the reduction in the amount due to third parties in relation to the valuation of the put options on the Delmi S.p.A. shares, as explained in the section entitled "Consolidation policies and procedures".

Current liabilities

23) Trade payables and other current liabilities

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Advances	4	–	4	7	11	–	–
Trade payables	525	388	913	217	1,130	–	–
Trade payables to related parties	102	31	133	(88)	45	–	–
- subsidiaries	–	–	–	–	–	–	–
- parent companies	2	–	2	8	10	–	–
- associates	7	31	38	(3)	35	–	–
- other related parties	93	–	93	(93)	–	–	–
Total trade payables	**631**	**419**	**1,050**	**136**	**1,186**	**–**	**–**
Payables to social security institutions	15	23	38	(4)	34	–	–
Other current liabilities	210	305	515	(122)	393	–	–
Current derivatives	13	17	30	50	80	3	–
Total other current liabilities	**238**	**345**	**583**	**(76)**	507	**3**	**–**
Total	**869**	**764**	**1,633**	**60**	**1,693**	**3**	**–**

Trade payables and other current liabilities amount to 1,693 million euro (869 million euro at December 31, 2007) and show an increase of 824 million euro, deriving for 764 million euro from the merger effect, and for 60 million euro from the opposite effect of trade payables offset by the decrease in trade payables to related parties and other current liabilities.

The reduction in other current liabilities includes the effect of exercising the call options on the Edipower shares.

24) Current financial liabilities

Millions of euro	Amount at 12 31 2007 Restated	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Due to banks	355	296	651	(278)	373	355	373
Due to other providers of finance	43	4	47	(4)	43	43	43
Finance lease payables	11	–	11	18	29	11	29
Financial payables to related parties	17	–	17	(16)	1	17	1
Financial payables to subsidiaries held for sale	4	–	4	(1)	3	4	3
Total	**430**	**300**	**730**	**(281)**	449	**430**	**449**

Short-term financial liabilities amount to 449 million euro (430 million euro at December 31, 2007) and show a decrease of 281 million euro, net of the merger effect, mainly due to the reduction in amounts due to banks thanks to the use of medium/long-term loans to replace expired short-term loans, partially offset by reclassification of the current portions of lease payables.

25) Tax liabilities

Millions of euro	**Amount at 12 31 2007 Restated**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008
Tax liabilities	11	14	25	13	38

Taxes payable amount to 38 million euro (11 million euro at December 31, 2007) and the changes for the year, net of the merger effect, show an increase of 13 million euro, also as a result of the introduction of Decree Law 112/08 (the "Robin Hood Tax"), which affects certain Group companies, including the parent company A2A S.p.A..

26) Liabilities directly associated with non-current assets held for sale

Millions of euro	**Amount at 12 31 2007 Restated**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008
Liabilities directly associated with non-current assets held for sale	4	–	4	(1)	3

At December 31, 2008 this caption shows a balance of 3 million euro and refers exclusively to the Ecodeco Group in connection with liabilities relating to certain businesses that are held for sale.

Net debt

27) Net debt
(pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)

The following table gives details of net financial debt:

Millions of euro	Notes	12 31 2008	12 31 2007 Restated
Bonds – non-current portion	18	1,104	499
Bank loans – non-current portion	18	1,900	1,000
Amounts due to other providers of finance – non-current portion	18	148	191
Finance leases – non-current portion	18	44	33
Financial liabilities to parent entities	18	-	-
Other non-current liabilities	22	4	-
Total medium/long-term debt		3,200	**1,723**
Other non-current financial assets and Other non-current assets	3-5	(41)	(26)
Medium/long-term loans		**(41)**	**(26)**
Total net non-current debt		3,159	**1,697**
Bonds - current portion	24		
Bank loans - current portion	24	373	355
Amounts due to other providers of finance – current portion	24	43	43
Finance leases - current portion	24	29	11
Financial liabilities to parent entities	24	1	17
Other current liabilities	23	-	3
Financial payables to companies held for sale	24	3	4
Total short-term debt		449	**433**
Other current assets	8	(4)	-
Financial assets due from Parent Entities	9	(30)	-
Financial receivables in assets held for sale	12	(3)	(4)
Total short-term financial receivables		**(37)**	**(4)**
Cash and cash equivalents	11	(87)	(32)
Cash and cash equivalents included in assets held for sale		-	-
Total net current debt		325	**397**
Net debt		3,484	**2,094**

Notes to the statement of income

Changes compared with December 31, 2007

Note that as a result of the mergers between AEM S.p.A. and AMSA Holding S.p.A. and between AEM S.p.A. and ASM S.p.A., which took effect from January 1, 2008, the contents of the income statement at December 31, 2008 are not comparable with those of the same period last year, as previously it only referred to the AEM Group.

Moreover, due to the acquisition on July 31, 2008 of 98.08% of A2A Coriance S.a.s., which holds 100% of Coriance S.a.s., this interim report includes the results of the A2A Coriance Group for the period August 1, 2008-December 31, 2008 consolidated on a line-by-line basis.

28) Revenues

Revenues at December 31, 2008 amount to 6,094 million euro (2,814 million euro at December 31, 2007), for an increase of 3,280 million euro. The breakdown of the more important revenue items is as follows.

Revenues - *Millions of euro*	12 31 2008	**12 31 2007 Restated**
Revenues from sales	5,333	2,592
Revenues from services	631	169
Revenues from long-term contracts	(1)	10
Total revenues from sales and services	**5,963**	**2,771**
Other operating income	131	43
Total revenues	**6,094**	**2,814**

Revenues from sales and services amount to 5,963 million euro (2,771 million euro at December 31, 2007), and show an increase of 3,192 million euro, attributable to the different corporate structure.

Other operating income amounts to 131 million euro (43 million euro at December 31, 2007) and shows an increase of 88 million euro.

It includes an amount of 48 million euro concerning the "specific company equalisation" for the period 2004-2007 and already collected in advance from AEM Elettricità S.p.A. Specific company equalisation is a redistribution mechanism set up by the AEEG to correlate the company's effective costs with the amounts established by revenues defined by tariff restrictions. This amount is considered "non-recurring".

The larger items are as follows:

Millions of euro	**12 31 2008**	**12 31 2007 Restated**
Sale of electricity	3,268	1,888
Distribution, transport and measurement of electricity	480	144
Sale of power to related parties	–	6
Sale of energy and gas to Parent Entities	1	–
Sale of heat	145	35
Sale of gas to customers and other companies	1,303	435
Distribution of gas to customers and other companies	19	15
Sale of gas to related parties	–	12
Sales of fuel	1	1
Sales of fuel to related parties	–	1
Water and utilities	50	–
Hedging income on operating derivatives	–	24
Hedging charges on operating derivatives	(29)	(17)
Connection contributions	30	18
Other operating income from transactions on electricity markets	53	6
Sales of certificates and emission rights	12	24
Total revenues from sales	**5,333**	**2,592**
Services on behalf of customers and third parties	357	144
Services to the Municipalities of Milan and Brescia	269	24
Services to associates	5	1
Total revenues from services	**631**	**169**
Revenues from long-term contracts	**(1)**	**10**
Total revenues from sales and services	**5,963**	**2,771**
Other operating income	**131**	**43**
TOTAL REVENUES	**6,094**	**2,814**

29) Operating costs

The operating costs at December 31, 2008 amount to 4,573 million euro (2,131 million euro at December 31, 2007) and show an increase of 2,442 million euro. The main items in this caption are commented on below.

Operating costs - *Millions of euro*	12 31 2008	**12 31 2007 Restated**
Raw materials and consumables used	3,764	1,715
Services	574	228
Changes in inventories of fuels and materials	(46)	3
Total costs for raw materials and services	4,292	**1,946**
Other operating costs	281	**185**
Total operating costs	4,573	**2,131**

The costs for purchases of raw materials and services amount to 4,292 million euro (1,946 million euro at December 31, 2007) and show an increase of 2,346 million euro, attributable to the different corporate structure.

The larger items are as follows:

Costs for raw materials and services - *Millions of euro*	12 31 2008	**12 31 2007 Restated**
Purchases of power and fuel	3,558	1,068
Purchases of power and fuel from related parties	-	542
Purchases of other types of fuel	4	-
Purchases of materials	69	29
Hedging income on operating derivatives	(62)	(36)
Hedging charges on operating derivatives	24	22
Other operating costs from transactions on electricity markets	161	87
Purchases of certificates and emission rights	10	3
Total raw materials and consumables used	**3,764**	**1,715**
Electricity delivering and transmission charges	228	60
Transport by related parties	-	1
Subcontracted work	60	37
Services	273	113
Services from related parties	-	4
Services from associates	13	13
Total services used	574	**228**
Change in inventories of fuels	(43)	3
Change in inventories of materials	(3)	-
Changes in inventories of fuels and materials	(46)	**3**
Total costs for raw materials and services	4,292	**1,946**
Other operating costs	281	**185**
Total operating costs	4,573	**2,131**

It is worth noting that, during the year, grants were paid to the AEM and ASM foundations for a total of 3.4 million euro.

30) Labour costs

At December 31, 2008 labour costs, net of capitalised expenses, come to a total of 453 million euro (144 million euro at December 31, 2007), and increase by 309 million euro. The main items in this caption are commented on below:

Labour costs - *Millions of euro*	12 31 2008	12 31 2007 Restated
Wages and salaries	281	90
Social security charges	105	32
Severance indemnities	22	7
Other costs	45	15
Total labour costs	453	**144**

The average number of people working for the A2A Group at December 31, 2008 was 8,645 (2,765 at December 31, 2007). The increase in labour cost mainly derives from the increase in the average number of people working for the Group as a result of the merger, which took effect from January 1, 2008.

Note that labour costs during the year reflect the charges deriving from renewal of the national labour contracts. The provision for severance indemnities includes the impact of the welfare reform that took full effect from July 1, 2007.

Other costs principally contain the effects of updating the actuarial calculations relating to employee benefits.

31) Gross profit from operations

As a result of the above movements, the consolidated gross profit from operations at December 31, 2008 amounts to 1,068 million euro (539 million euro at December 31, 2007).

32) Depreciation, amortisation, provisions and writedowns

Depreciation, amortisation, provisions and writedowns at December 31, 2008 amount to 369 million euro (179 million euro at December 31, 2007) and increase by 190 million euro.

The main items in this caption are commented on below:

Depreciation and amortisation, provisions and writedowns *Millions of euro*	12 31 2008	**12 31 2007 Restated**
Amortisation of intangible assets	16	6
Depreciation of property, plant and equipment, of which:	292	144
- 1. amortisation and depreciation	*238*	*113*
- 2. depreciation of freely transferable assets	*54*	*31*
Total depreciation and amortisation	**308**	**150**
Other writedowns of non-current assetsi	22	2
Provisions for risks and charges	31	20
Writedown of receivables included among current assets and liquid funds	22	7
Other provisions	(14)	-
Total depreciation, amortisation, provisions and writedowns	**369**	**179**

Depreciation and amortisation amount to 308 million euro (150 million euro at December 31, 2007), for an increase of 158 million euro, of which:

- 148 million euro of depreciation. This increase is attributable to higher depreciation on freely transferable assets and includes 17 million euro of the effects of the sentence no. 1 of January 18, 2008 of the Constitutional Court, applied in the second half of 2007, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional. The Company reserves the right to take any steps to protect its investments and its interests;
- 10 million euro of amortisation.

Other writedowns of non-current assets amount to 22 million euro (2 million euro at December 31, 2007) and for 11 million euro relate to the writedown of part of the distribution network of AEM Elettricità, considered no longer usable, for 4 million euro, to the writedown of part of the goodwill following the impairment test, and for 7 million euro to the loss, following the sentence of the Court dated November 26, 2008, which attributed ownership of the Cinisello Balsamo gas network to the municipality.

Writedowns of receivables amount to 22 million euro (7 million euro at December 31, 2007), for an increase of 15 million euro. This variance is due to the mergers mentioned previously, as well as to a deterioration in certain debtor situations.

Provisions for risks and charges at December 31, 2008 amount to 31 million euro (20 million euro at December 31, 2007) and relate to disputes with social security entities and local authorities, as well as outstanding lawsuits with third parties and personnel; other provisions, which show a net benefit of 14 million euro, include the release of the excess provision of landfill liabilities, 21 million euro, as a result of discounting the existing amount, and the provision for commitments taken on by AMSA S.p.A., 7 million euro.

33) Profit from operations

The profit from operations amounts to 699 million euro (360 million euro at December 31, 2007).

34) Financial costs

Net financial costs amount to 140 million euro (compared with net financial income of 64 million euro at December 31, 2007), a decrease of 204 million euro.

The more significant details are reported below:

Financial costs - *Millions of euro*	12 31 2008	12 31 2007 Restated
Financial income	23	25
Financial expenses	223	113
Portion of gains and losses on valuation of investments at equity	60	152
Total financial costs	(140)	**64**

The financial income amount to 23 million euro (25 million euro at December 31, 2007) and consist of:

- 9 million euro of gains on financial derivatives relate for 19 million euro to the fair value of derivatives on the bond of 500 million euro, adjusted for 10 million euro by the effect of applying the fair value option, as well as the derivative on the loan from Cassa Depositi e Prestiti and the gain realised on the derivatives during the year;
- zero balance at 31 December 31, 2008 relating to dividends, this caption at December 31, 2007 amounted to 5 million euro and essentially referred to dividends distributed by Atel Aare Tessin AG für Elektrizität;
- 14 million euro made up of interest on bank current accounts for 5 million euro, exchange gains for 1 million euro related to the Ecodeco Group, other income booked under current assets for 6 million euro and other income booked under non-current assets for 1 million euro.

Financial expenses amount to 223 million euro, they increased by 110 million euro compared with December 31, 2007, and consist of:

- for 28 million euro of charges on financial derivatives (4 million euro at December 31 2007), relating for 17 million euro to charges on financial derivatives due to the negative effect of the fair value and of the amount realised during the year on revolving lines of credit and for 11 million euro to charges linked to the equity swap and flexible forwardof Delmi S.p.A., which expired in November 2008;

- 9 million euro of losses from assets held for trading, due to the writedowns of Immobiliare Fiera Brescia S.p.A. and Infracom S.p.A.;
- for 186 million euro of losses from financial assets (109 million euro at December 31, 2007). 54 million euro relates to interest on bond loans issued by the Group (24 million euro at December 31, 2007), 87 million euro current account bank charges (51 million euro at December 31, 2007), 3 million euro to interest on finance leases (the same as at December 31, 2007), 3 million euro for decommissioning charges (zero balance at December 31, 2007), 37 million euro of miscellaneous charges (29 million euro at December 31, 2007) and 2 million euro of realised exchange losses.

The increase in net financial expenses was caused mainly by the increase in average net debt, which rose by around 1,600 million euro, compared with the previous year, due to the mergers and, marginally, to the rise in interest rates.

At December 31, 2007, 2 million euro of interest expense was booked in connection with the recovery of taxes for the years 1996-1999; For further information please read the section entitled "EC infringement procedure".

The portion of gains and losses on valuation of investments at equity amounts to 60 million euro (152 million euro at December 31, 2007), decreasing by 92 million euro, mainly due to the lower result made by Transalpina di Energia S.r.l. Moreover, at December 31, 2007, the 40% interest in Plurigas S.p.A. was valued at equity. As a result of the merger, from January 1, 2008 it is now fully consolidated.

A reminder that this caption includes the valuations at equity of the investments in the Group's associates, the main ones being in Edipower S.p.A., Transalpina di Energia S.r.l., Ergon Energia S.r.l., ACSM S.p.A., Trentino Servizi S.p.A., AGAM S.p.A. and Metroweb S.p.A..

35) Other non-operating income

This caption has a balance at December 31, 2008 of 13 million euro (zero at December 31, 2007) and refers to the penalties due to AMSA S.p.A. (wholly owned by A2A S.p.A.) as part of the dispute with Alstom Power S.p.A. For further details, see the paragraph entitled "Alstom Power S.p.A./AMSA S.p.A." in "Other information".

Note that this item refers to non-recurring income not directly relating to the Group's industrial or financial operations.

36) Other non-operating costs

At December 31, 2008 this caption shows a zero balance. It amounted to 3 million euro at December 31, 2007 and referred to the recovery of taxes for the years from 1996 to 1999; For further information please read the section entitled "EC infringement procedure".

Note that this item refers to non-recurring costs not directly relating to the Group's industrial or financial operations.

37) Income tax expense

Income tax expense - *Millions of euro*	12 31 2008	12 31 2007 Restated
Current taxes	261	97
Deferred tax assets	(21)	(39)
Deferred tax liabilities	(13)	(6)
Total income tax expense	**227**	**52**

Taxes for the year are calculated as follows, based on current accounting principles and consolidation policies:

- Current taxes (IRES and IRAP), 261 million euro;
- Deferred tax assets of 21 million euro;
- Deferred tax liabilities show a negative amount of 13 million euro.

Note that income taxes have been calculated taking into account the effect of the new rules introduced by Law 244/07, applicable from January 1, 2008, as well as the recent Decree Law 112 of June 25, 2008 (the so-called "Summer 2008 Manoeuvre"), which brought in a 5.5% surtax for companies operating in the production and sale of gas and electricity. The provisions of Law 244/07 mainly concern the reduction of nominal tax rates for IRES and IRAP (from 33% to 27.5% and from 4.25% to 3.90% respectively), which have had a positive impact on the bottom line, partly offset by other measures that widened the tax base (such as limitations on the deductibility of interest expenses and the elimination of the tax consolidation adjustment for dividends).

The subsequent provisions introduced by Decree Law 112/08, which concerned certain Group companies (including the parent company A2A S.p.A.), involved a current IRES surcharge of 23 million euro and a simultaneous increase in deferred tax assets and liabilities of 18 and 29 million euro, respectively.

The following table shows the breakdown of deferred tax assets and liabilities:

Analysis of deferred tax assets and liabilities *Millions of euro*	**Consolidated financial statements 12 31 2007 Restated**	**Merger effect**	**Provisions**	**Utilisations**	**Adjustment Rates**	**IAS 39 at Equity**	**Other changes/ reclass/ offsets**	Consolidated financial statements 12 31 2008
Deferred tax liabilities								
Value differences in property, plant and equipment	116	71	12	(10)	22	-	9	220
Adoption of IAS 17	6	-	-	-	3	-	-	9
Adoption of IAS 39								
- of which with effects on the income statement	2	-	6	(2)	-	7	-	13
- of which with effects on equity	13	-	-	(13)	-	4	-	4
Other deferred tax liabilities	36	61	24	(13)	5	-	(37)	76
Total deferred tax liabilities	**173**	**132**	**42**	**(38)**	**30**	**11**	**(28)**	322
Deferred tax assets								
Taxed risk provisions	59	10	19	(6)	9	-	(6)	85
Depreciation, amortisation and writedowns of non-current assets	64	3	15	(3)	1	-	(11)	69
Adoption of IAS 39								
- of which with effects on the income statement	-	-	-	-	-	-	-	...
- of which with effects on equity	10	5	-	(5)	-	27	-	37
Other deferred tax assets	64	43	44	(27)	8	-	(7)	125
Total deferred tax assets	**197**	**61**	**78**	**(41)**	**18**	**27**	**(24)**	316

38) Net result of non-current assets held for sale

At December 31, 2008 this caption was positive for 2 million euro and relates to the gain realised on the sale of the "CMT Ambiente" business by the Ecodeco Group; at December 31, 2007 this caption was negative for 1 million euro and included the net results of non-current assets held for sale by the Ecodeco Group.

39) Net profit for the year pertaining to the group

The Group net profit, net of minority interests of 31 million euro (76 million euro at December 31, 2007), amounts to 316 million euro (292 million euro at December 31, 2007).

Earnings per share

40) Earnings per share

	01 01 2008 12 31 2008	01 01 2007 12 31 2007
Earnings per share (in euro)		
- basic	0.1023	0.1638
- basic, from operating activities	0.1027	0.1644
- diluted	0.1023	0.1628
- diluted, from operating activities	0.1027	0.1634
Weighted average number of shares in circulation for the calculation of earnings (loss) per share		
- basic	3,087,519,607	1,776,719,139
- diluted	3,087,519,607	1,776,719,139

Notes on related party transactions

41) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of A2A S.p.A., they are.

Relations with the Parent Entities and their subsidiaries

Note that prior to the merger of AMSA Holding S.p.A. and ASM Brescia S.p.A. with A2A S.p.A. on January 1, 2008:

- A2A S.p.A. (formerly AEM) was held 42.267% by the Municipality of Milan with 760,816,004 shares, of which 42.264% were held directly (760,768,604 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A.. However, because of certain clauses in the articles of association, the Municipality of Milan had the power to appoint a majority of the directors and to nominate the Chairman of the Board of Directors; in other words, it had control of A2A S.p.A. (formerly AEM);
- AMSA Holding S.p.A. was wholly owned by the Municipality of Milan;
- ASM Brescia S.p.A. was held 69.2% by the Municipality of Brescia.

On October 5, 2007, the two Municipalities stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over the company by means of a dualistic system of administration and control.
So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan., which hold 27.5% each.

Dealings between companies of the A2A Group and the Municipalities of Milan and Brescia are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems, as well as local police controls over the

application of urban hygiene rules and lease instalments for the areas and buildings used for the Group's operating activities.
Similarly, the companies of the A2A Group have commercial dealings with the companies controlled by the Municipalities of Milan and Brescia, such as SEA S.p.A., Metropolitana Milanese S.p.A. SOGEMI S.p.A., ATM S.p.A., Brescia Mobilità S.p.A., Brescia Trasporti S.p.A. Centrale del Latte di Brescia S.p.A. and Sintesi S.p.A., providing them with electricity, gas, heat, sewer management and water purification services at market rates for the supply conditions in question. They also provide them with other services on request. We would emphasise that these companies are not considered related parties in the summary schedules prepared according to CONSOB Resolution no. 15519 of July 27, 2006.
Dealings between the Municipalities of Milan and Brescia and the A2A Group relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, as well as sewer management and water depuration, which are governed by special agreements and specific contracts.

There are also dealings of a financial nature between A2A S.p.A. and the Municipality of Milan which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market interest rates.
As regards dealings between A2A S.p.A. and the other businesses controlled by the Municipality of Milan. it should be remembered that A2A S.p.A. has a 49% stake in Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan. All transactions with entities controlled by the Municipalities of Milan and Brescia, which involve supplying electricity, are handled at normal market conditions.

Dealings with subsidiaries and associates

A2A S.p.A. provides centralised treasury services for all of its subsidiaries.

Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of A2A S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.

In 2008, A2A S.p.A. and its subsidiaries again filed their VAT return on a Group basis.

Note that for IRES purposes, A2A S.p.A. files for tax on a consolidated basis, together with its main subsidiaries, in accordance with articles 117-129 of DPR 917/86. To this end, a contract has been stipulated with each of the subsidiaries involved in the Group tax return to regulate the tax benefits and burdens transferred, with specific reference to current items.

The parent company A2A S.p.A. provides the subsidiaries and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. The parent company A2A S.p.A. also makes available office space and operating areas at its own premises to subsidiaries and the associates, as well as services relating to their use. These are provided at market conditions.

A2A S.p.A. provides a power generation service to A2A Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.

A2A S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.

IT services are provided by the subsidiaries Selene S.p.A., BAS.Com S.p.A., Itradeplace S.p.A. and by the associate e-Utile S.p.A..

As regards the consolidation under the equity method of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that the parent company, A2A S.p.A., does not have any direct dealings with companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with Consob Resolution no. 15519 of July 27, 2006:

Balance sheet - *Millions of euro*	Total 12 31 2008	Of which with related parties					
		Subsidiary companies	**Related parties**	**Associated companies**	**Parent company (1)**	**Total related parties**	**% of caption**
TOTAL ASSETS' of which:	**11,147**	**-**	**-**	**2,575**	**169**	**2,744**	**24.6%**
Non-current assets	8,116	-	-	2,554	-	2,554	31.5%
Investments	2,553	-	-	2,553	-	2,553	100.0%
Other non-current financial assets	551	-	-	1	-	1	0.2%
Current assets	2,339	-	-	21	169	190	8.1%
Trade receivables	1,699	-	-	18	139	157	9.2%
Current financial assets	34	-	-	3	30	33	97.1%
Non-current assets held for sale	692	-	-	689	-	689	99.6%
TOTAL LIABILITIES' of which:	**6,422**	**3**	**-**	**35**	**11**	**49**	**0.8%**
Current liabilities	2,180	3	-	35	11	49	2.2%
Trade payables	1,186	-	-	35	10	45	3.8%
Current financial liabilities	449	3	-	-	1	4	0.8%

(1) Dealings with the Municipalities of Milan and Brescia.

Income statement - *Millions of euro*	Total 12 31 2008	Of which with related parties				
		Subsidiary companies	Related parties	Parent company (1)	Total related parties	% of caption
REVENUES	**6,094**	**6**	**-**	**270**	**276**	**4.5%**
Revenues from sales and services	5,963	5		270	275	4.6%
Other operating income	131	1	-	-	1	0.8%
OPERATING COSTS	**4,573**	**13**	**-**	**2**	**15**	**0.3%**
Costs for raw materials and services	4,292	13	-	-	13	0.3%
Other operating costs	281	-	-	2	2	0.7%
Financial expenses	**223**	**6**	**-**	**-**	**6**	**2.7%**
Financial income	**23**	**-**	**-**	**-**	**-**	**-**
Gains and losses on valuation of investments at equity	**60**	**60**	**-**	**-**	**60**	**100.0%**

(1) Dealings with the Municipalities of Milan and Brescia.

The financial statements are shown in section 0.2 of this report pursuant to Consob Resolution no. 15519 of July 27, 2006.

CONSOB Communication no. DEM/6064293 of July 28, 2006

42) CONSOB communication no. DEM/6064293 of July 28, 2006

The significant non-recurring transactions are reported below:

- the absorption of ASM S.p.A. and AMSA Holding S.p.A. by A2A S.p.A., the effects of which on the balance sheet are illustrated below;
- the non-recurring transaction reflected in caption 35 of the income statement, in connection with the dispute between AMSA S.p.A. and Alstom Power S.p.A. which generated non-recurring income unrelated to the Group's industrial or financial operations of 13 million euro;
- the non-recurring transaction reflected in caption 28 of the income statement, relating to the specific company equalisation which generated a non-recurring gain of 48 million euro;
- the non-recurring transaction relating to the release of the 21 million euro excess provision for landfill liabilities, indicated in caption 32 of the income statement, from discounting the existing amount;
- the loss indicated in caption 32 of the income statement, following the sentence of the Court of Cassation on November 26, 2008, which attributed ownership of the Cinisello Balsamo gas network to the Municipality, for 7 million euro.

Millions of euro	**Consolidated balance sheet 12 31 2007 Restated**	**Effect of merger AMSA**	**Effect of merger ASM**	**01 01 2008 post-merger**
ASSETS				
NON-CURRENT ASSETS				
Property, plant and equipment	2,083	229	1,565	3,877
Intangible assets	360	4	176	540
Investments carried at equity	2,501	–	820	3,321
Other non-current financial assets	516	–	20	536
Deferred tax assets	197	16	45	258
Other non-current assets	27	1	12	40
TOTAL NON-CURRENT ASSETS	**5,684**	**250**	**2,638**	**8,572**
CURRENT ASSETS				
Inventories	24	5	146	175
Trade receivables	902	141	696	1,739
Other current assets	178	4	101	283
Current financial assets	–	4	–	4
Current tax assets	19	–	28	47
Cash and cash equivalents	32	1	154	187
TOTAL CURRENT ASSETS	**1,155**	**155**	**1,125**	**2,435**
NON-CURRENT ASSETS HELD FOR SALE	**4**	**–**	**–**	**4**
TOTAL ASSETS	**6,843**	**405**	**3,763**	**11,011**

Millions of euro	**Consolidated balance sheet 12 31 2007 Restated**	**Effect of merger AMSA**	**Effect of merger ASM**	**01 01 2008 post-merger**
EQUITY AND LIABILITIES				
EQUITY				
Share capital	936	51	642	1,629
(Treasury shares)	(64)	-	-	(64)
Other reserves and result	1,388	29	898	2,315
Equity pertaining to the Group	**2,260**	**80**	**1,540**	**3,880**
Minority interests	794	-	31	825
Total equity	**3,054**	**80**	**1,571**	**4,705**
LIABILITIES				
NON-CURRENT LIABILITIES				
Non-current financial liabilities	1,723	54	962	2,739
Deferred tax liabilities	173	11	121	305
Employee benefits	154	67	51	272
Provisions for risks, charges and liabilities for landfills	169	37	106	312
Other non-current liabilities	256	-	30	286
Total non-current liabilities	**2,475**	**169**	**1,270**	**3,914**
CURRENT LIABILITIES				
Trade payables	631	88	331	1,050
Other current liabilities	238	44	301	583
Current financial liabilities	430	21	279	730
Tax liabilities	11	3	11	25
Total current liabilities	**1,310**	**156**	**922**	**2,388**
TOTAL LIABILITIES	**3,785**	**325**	**2,192**	**6,302**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**4**	**-**	**-**	**4**
TOTAL EQUITY AND LIABILITIES	**6,843**	**405**	**3,763**	**11,011**

Guarantees and commitments with third parties

Millions of euro	2008	2007 Restated
Guarantee deposits received	376	234
Guarantees given	1,387	230

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 367 million euro (234 million euro at December 31, 2007).

Guarantees and commitments with third parties

These amount to 1,387 million euro (230 million euro at December 31, 2007) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

Secured guarantees given

Note that the investment in Metroweb S.p.A. and the convertible bond loan issued by Metroweb S.p.A. of the nominal value of 24 million euro, and held by AEM S.p.A. (now A2A S.p.A.) have been pledged to the banks that finance Metroweb S.p.A..

Note that the Edipower shares owned by A2A S.p.A. (book value 398 million euro) have been given in pledge to a pool of banks for the loans granted by them.

At December 31, 2008 the Ecodeco Group has given secured guarantees to third parties for 1.5 million euro in the form of pledges on quotas of subsidiaries (S.r.l.).

Other commitments and risks

In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given from A2A S.p.A. in the interest of companies of the Ecodeco Group

At December 31, 2008 they amount to 5.6 million euro and relate principally to guarantees given in favour of the Tax Authorities for VAT credits pertaining to 2006 and 2007.

The mortgage on the Bas Power waste incineration plants has been cancelled.

Group companies hold under concession third party assets worth 147 million euro.

Other information

1) Significant events after December 31, 2008

See the directors' report on operations for an explanation of subsequent events.

2) Information on treasury shares

At December 31, 2008 A2A S.p.A. held 47,434,850 treasury shares, equal to 1.514% of the share capital which consists of 3,132,905,277 shares. At the date of the financial statements no treasury shares were held through subsidiaries, finance companies or nominees. During the year 17,000,000 treasury shares were purchased directly by A2A S.p.A.; no treasury share was sold during the period. The par value of these shares is 0.52 euro; for further information see the section entitled "Significant events during the period". Note that part of the treasury shares are linked to the acquisition of 90% of ASPEM S.p.A.. The transactions was completed in January 2009.

3) Information on non-current assets held for sale and discontinued operations (IFRS 5)

At December 31, 2008 "Non-current assets held for sale" and "Liabilities directly related to non-current assets held for sale" include figures deriving from consolidation of the Ecodeco Group, in particular the assets belonging to certain businesses held for sale and the reclassified investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.). For further information, see balance sheet note 12.

The following is information on the key balance sheet and income statement figures for the businesses concerned.

Figures at December 31, 2008

Assets and liabilities of companies held for sale *Millions of euro*	Ecodeco Group	E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) (figures relate to 20%)	Total
Non-current assets	-	689	689
Current assets	3	-	3
Total assets	**3**	**689**	**692**
Non-current liabilities	-	-	-
Current liabilities	3	-	3
Total liabilities	**3**	**-**	**3**

4) Reclassification and restatement of comparative figures

This paragraph explains the reasons and impacts of the reclassifications and restatements made to the comparative figures at December 31, 2007.

Restatement for change in the method of consolidation for investments under joint control (joint ventures)

As explained in the section entitled "Scope of consolidation", to which reference should be made for further detail, as a result of the change in the method of consolidation for investments under joint control (joint ventures) adopted from January 1, 2008 with retroactive effect from December 31, 2006 (restatement), the balance sheet and income statement figures at December 31, 2007 and have been restated to ensure consistency and comparability.

Millions of euro	Consolidated balance sheet at 12 31 2007 Published	Effect of change in accounting policy	Consolidated balance sheet at 12 31 2007 Restated	Effect of merger AMSA	Effect of merger ASM	01 01 2008 post-merger
ASSETS						
Non-current assets						
Property, plant and equipment	6,785	(4,702)	2,083	229	1,565	3,877
Property	5	(5)	-	-	-	-
Intangible assets	2,747	(2,387)	360	4	176	540
Investments carried at equity	87	2,414	2,501	-	820	3,321
Other non-current financial assets	670	(154)	516	-	20	536
Deferred tax assets	269	(72)	197	16	45	258
Other non-current assets	71	(44)	27	1	12	40
Total non-current assets	**10,634**	**(4,950)**	**5,684**	**250**	**2,638**	**8,572**
Current assets						
Inventories	202	(178)	24	5	146	175
Trade receivables	1,716	(814)	902	141	696	1,739
Other current assets	398	(220)	178	4	101	283
Current financial assets	7	(7)	-	4	-	4
Current tax assets	30	(11)	19	-	28	47
Cash and cash equivalents	99	(67)	32	1	154	187
Total current assets	**2,452**	**(1,297)**	**1,155**	**155**	**1,125**	**2,435**
Non-current assets held for sale	**163**	**(159)**	**4**	**-**	**-**	**4**
TOTAL ASSETS	**13,249**	**(6,406)**	**6,843**	**405**	**3,763**	**11,011**

Millions of euro	Consolidated balance sheet at 12 31 2007 Published	Effect of change in accounting policy	Consolidated balance sheet at 12 31 2007 Restated	Effect of merger AMSA	Effect of merger ASM	01 01 2008 post-merger
EQUITY AND LIABILITIES						
Equity						
Share capital	936	-	936	51	642	1,629
(Treasury shares)	(64)	-	(64)	-	-	(64)
Other reserves and result	1,388	-	1,388	29	898	2,315
Equity pertaining to the Group	**2,260**	-	**2,260**	**80**	**1,540**	3,880
Minority interests	2,579	(1,785)	794	-	31	825
Total equity	**4,839**	**(1,785)**	**3,054**	**80**	**1,571**	4,705
LIABILITIES						
Non-current liabilities						
Non-current financial liabilities	3,892	(2,169)	1,723	54	962	2,739
Deferred tax liabilities	629	(456)	173	11	121	305
Employee benefits	198	(44)	154	67	51	272
Provisions for risks, charges and liabilities for landfills	640	(471)	169	37	106	312
Other non-current liabilities	257	(1)	256	-	30	286
Total non-current liabilities	**5,616**	**(3,141)**	**2,475**	**169**	**1,270**	3,914
Current liabilities						
Trade payables	1,312	(681)	631	88	331	1,050
Other current liabilities	523	(285)	238	44	301	583
Current financial liabilities	856	(426)	430	21	279	730
Tax liabilities	61	(50)	11	3	11	25
Total current liabilities	**2,752**	**(1,442)**	**1,310**	**156**	**922**	2,388
TOTAL LIABILITIES	**8,368**	**(4,583)**	**3,785**	**325**	**2,192**	6,302
Liabilities associated with non-current assets held for sale	**42**	**(38)**	**4**	-	-	4
TOTAL EQUITY AND LIABILITIES	**13,249**	**(6,406)**	**6,843**	**405**	**3,763**	11,011

Reconciliation of income statement at December 31, 2007 - new principles

INCOME STATEMENT	Published	Effect of change in accounting policy	12 31 2007 Restated
REVENUES			
Revenues from sale and services	7,011	(4,240)	2,771
Other operating income	198	(155)	43
Total revenues	**7,209**	**(4,395)**	**2,814**
Operating costs			
Cost of raw materials, finished products and services	5,270	(3,324)	1,946
Other operating costs	193	(8)	185
Total operating costs	**5,463**	**(3,332)**	**2,131**
Labour costs	**273**	**(129)**	**144**
Gross profit from operations	**1,473**	**(934)**	**539**
Depreciation and amortisation, provisions and writedowns	**652**	**(473)**	**179**
Profit from operations	**821**	**(461)**	**360**
Financial income	121	(96)	25
Financial expenses	341	(228)	113
Result of investments valued at equity	1	151	152
Total financial costs	**(219)**	**283**	**64**
Other non-operating profits	16	(16)	-
Other non-operating costs	(16)	13	(3)
Profit before tax	**602**	**(181)**	**421**
Income tax expense	115	(63)	52
Net profit (loss) of operating activities, net of taxes	**487**	**(118)**	**369**
Net result from non-current assets held for sale	(1)	-	(1)
Net profit for the year	**486**	**(118)**	**368**
Minority interests	**(194)**	**118**	**(76)**
Net profit for the year pertaining to the Group	**292**	**-**	**292**

5) Risk management

The A2A Group operates in the electricity, natural gas and district heating market, and, within its activity, it is exposed to various financial risks:

a. commodity risk;
b. market risk and interest rate risk;
c. exchange rate risk not associated with commodities;
d. liquidity risk;
e. credit risk;
f. equity risk;
g. default and covenant risk.

The price risk of commodities is the risk connected to the volatility of prices for energy commodities (gas, electricity, fuel oil, coal, etc.) and of environmental securities (EUA ETS issue rights, green certificates, white certificates, etc). This consists of the potentially negative effects that a change in the market price of one or more commodities could have on the company's cash flow and earnings prospects.

The exchange rate risk related to commodities is the risk associated with the change in the value of the cash flows generated by commodity contracts and by the assets in a portfolio. It is caused by fluctuations in exchange rates between the foreign currencies and is an integral part of commodity risk.

Interest rate risk is the risk of incurring additional financial costs as the result of an unfavourable change in interest rates.

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates between currencies.

Credit risk is the exposure to potential losses deriving from non-performance of commitments by trading and financial counterparties.

Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.

The risk of default and covenants concerns the possibility that financing contracts or bond loan regulations to which Group companies are party might contain provisions that allow the counterparties, whether they are banks or bondholders, to ask the debtor for immediate reimbursement of the amounts lent if certain events take place, generating liquidity risk as a consequence.

a. Commodity Risk

a.1) Commodity price risk and exchange rate risk involved in commodity activities

The Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products and Environmental Certificates as production, storage, purchases and sales are all affected by fluctuations in the prices of such energy commodities. These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.

In order to stabilise cash flows and to guarantee the Group's economic and financial equilibrium, A2A has introduced an Energy Risk Policy which lays down clear guidelines for the management and control of the above risks. It also includes the recommendations of the Committee of Chief Risk Officers Organizational Independence and Governance Working Group ("CCRO") and of Euroelectric's Group on Risk Management. Reference was also made to the Accords of the Basel Committee for Interbank Supervision approved in June 2004 (Basel 2) and the rules laid down by international accounting standards, which require any volatility in commodity prices and financial derivatives to have a direct impact on the related income statement and balance sheet items.

In the A2A Group, risk assessment is centralised at the parent company under the responsibility of the General Manager's Office (Corporate and Market Area), which has set up a Risk Management Unit as part of the Planning, Finance and Control Department. Its task is to handle and monitor market and commodity risk, to elaborate and evaluate structured energy products, to propose financial energy risk hedging strategies and to support top management and the Risk Management Committee in defining the Group's Energy Risk Management policies.

Each year, A2A's Management Board lays down the A2A Group's commodity risk limits, while the Risk Management Committee supervises the situation to ensure compliance with these limits and defines the hedging strategies designed to bring risk within the set limits.

The activities that are subject to risk management include all of the positions on the physical market for energy products, both purchasing/production and sales, and all of the positions in the energy derivatives market taken by Group companies.

Starting in 2008, additional operating procedures were introduced to permit more effective and timely management of risk at the time of the commercial campaigns for the sale of electricity and gas. These procedures, which foresee the Risk Management Unit sending daily prices to the trading companies of the A2A Group, make it possible, on the one hand, to evaluate better the economic impact of the risks with a view to a correct definition of energy product prices; and, on the other, to identify pricing formulas that allow the Group to partially sterilise its risks. All contracts stipulated with customers are communicated on a timely basis to the Risk Management Unit, which updates its evaluations of the A2A Group's risk profile and, in certain circumstances, to propose operating hedges to reduce it.

The Corporate and Market Area of the General Manager's Office is systematically kept up-to-date with regard to any changes in the Group's commodity risk by the Risk Management Unit, which maintains control over the Group's net exposure, calculated centrally on the entire portfolio of the Group's assets and contracts, as well as the overall level of economic risk taken on by that portfolio (Profit at Risk - PaR ([1])).

a.2) *Commodity derivatives, measurement of fair value*

Price derivatives of the Italian Power Exchange (IPEX)

To measure the fair value of the financial derivatives traded on unregulated markets, using the PUN (Single Nationwide Price) and/or zonal prices of the day-ahead market (IPEX MGP) as the underlying, given that the markets in which these underlyings are not sufficiently liquid, internal estimates are made using a statistical model developed in-house. This in-house model, which is based on best industry practice , constructs hourly PUN and zonal prices on the basis of expected variable generation costs and, in particular, on the expected spark spread. The prices obtained with the mark to model are then checked for consistency with the prices used by market operators.

Derivatives on pricing formulas index-linked to petroleum commodities

This evaluation is carried out on the basis of forward curves provided by the main international financial brokers operating in the energy commodity market. In the case of unlisted commodities, they are measured on the basis of the statistical relationship between the commodity itself and the listed commodity with the nearest correlation (using a so-called "proxy" and "hedge ratios").
This type of derivative is principally used to hedge the risk to which the price of gas is exposed, as the latter is generally index-linked to the price of petroleum commodities and to the euro/dollar exchange rate. There is usually a good level of natural hedging between the prices of gas being bought and sold, whereas there is a great deal more risk associated with gas storage and with the production of electricity. As regard storage, this risk is generated by the time lag between the injection phase, which is concentrated in the spring and summer, and the delivery phase to cope with sales, which is concentrated in the autumn and winter. To cover this type of risk, which generates the most significant impact on the company's operating results, the A2A Group has recourse to the financial derivatives market, taking out swap contracts (time spread swaps) in order to eliminate this variability in gas prices, making reference to notionals corresponding to purchases for storage and to sales withdrawn from storage as part of a hedging strategy to cover fluctuations in future cash flows (cash flow hedges).

(1) Profit at Risk: a statistical measurement of the maximum potential negative variation in the margin of a portfolio of assets in the event of unfavourable movements in the market, with a certain time horizon and confidence interval.

Also as regards the risk connected with the purchase of gas for electricity generation, there is a good level of natural hedging as the latter is sold at prices with a system of index-linking that is very similar to the one on the gas market, whereas the risk becomes significant when the energy produced with the gas is sold at a fixed price. In this case, the A2A Group usually moves quickly to hedge the price of gas.

Market risk also covers any requests from customers or suppliers for particular index-linking of prices which generate a significant risk. Also in this case the A2A Group takes steps to eliminate any discrepancies between different types of index-linking, mainly by stipulating swap contracts.

Derivatives on petroleum commodities and the euro/dollar exchange rate

If the commodity risk to which the A2A Group's results are exposed is above the set limits, the Group hedges the net position by using commodity-based financial instruments that are suitable in terms of their correlation and liquidity. The measurement of the fair value is carried out on the basis of forward curves provided by the main international financial brokers operating in the energy commodity market. These types of hedges are also used to implement a hedging strategy against fluctuations in future cash flows (so-called "cash flow hedges"), but under IAS they can only be considered such if a clear relationship can be identified between the hedged position (position/invoice that generated the net position) and the financial instrument.

Price futures on the French Power Exchange (Powernext)

A2A Trading: S.r.l., a company of the A2A Group, operates on the European Power Exchange "Powernext" with registered office in Paris. As part of its activity, A2A Trading handles a portfolio of futures that permit the delivery of energy at the contract price and cash settlement of the differential between the market price and the contract price. Measurement of thefair value is carried out on the basis of future prices on the Powernext Futures Market. These are not considered hedging transactions from an accounting point of view.

Futures on the price of carbon dioxide emissions (EU ETS regulations)

As part of its optimisation of the portfolio of greenhouse gas emission allowances (see Directive 2003/87/CE), A2A Trading S.r.l. operates on the ICE ECX (European Climate Exchange), using futures that permit delivery of the allowances at the contract price and cash settlement of the differential between the market price and the contract price. These are not considered hedging transactions from an accounting point of view.

Swap on Environmental Certificates (CER - Certified Emission Reductions - EUA (EU Allowance Unit, representing one tonne of CO_2)

Again as part of its optimisation of the portfolio of greenhouse gas emission allowances (see Directive 2003/87/CE), A2A Trading S.r.l. operates on the OTC Market for Environmental Certificates with swap contracts. These contracts provide for the physical exchange of EUA certificates (EU Allowance Unit, representing one tonne of CO_2) with CER certificates (Certified Emission Reductions) on payment of a certain amount representing the difference between the prices of the two commodities at the time the contract is signed. The possibility of cash settlement of the differential instead of exchanging certificates is foreseen, but only if it is impossible to physically transfer the Environmental Certificates on the specific registers. These contracts are an economic hedging tool for the A2A Group, as the Emission Trading Scheme (ETS) allows companies to fulfil part of such obligations with CER certificates. This tool therefore permits the procurement of CER certificates, which are more economical compared with EUA certificates; also making it possible to fix the related economic advantage by stabilising the differential between these two types of Environmental Certificates.

a.3) *Energy Derivatives, risk assessment*

PaR is used to evaluate the impact that fluctuations in market prices of the underlying have on the financial derivatives taken out by the A2A Group ([2]). PaR stands for Profit at Risk, in other words the (positive or negative) change in the value of the hedging portfolio, within the limits of pre-established probability assumptions, due to a (favourable or unfavourable) shift in market indices. The PaR is calculated using the Montecarlo Method (at least 10,000 trials) and a 99% confidence level. It simulates scenarios for each relevant price driver depending on the volatility and correlations associated with each one, using as the central level the forward market curves at the balance sheet date, if available. By means of this method, after having obtained a distribution of probability associated with changes in the result of outstanding financial contracts, it is possible to extrapolate the maximum loss expected over a given time horizon with a set level of probability. In accordance with the method described above, in the event of extreme market movements, corresponding to a confidence interval of 99% of probability, the maximum expected loss within the end of 2009 from commodity derivatives outstanding at December 31, 2008 is 43.77 million euro (7.59 million euro at December 31, 2007).

(2) Profit at Risk: a statistical measurement of the maximum potential negative variation in the margin of a portfolio of assets in the event of unfavourable movements in the market, with a certain time horizon and confidence interval.

The following are the results of the simulation with the related maximum variances:

Millions of euro	12 31 2008		12 31 2007	
	worst case	Best case	**Worst case**	**Best case**
Profit at Risk (PaR) Confidence level of 99%	(43.77)	35.93	**(7.59)**	**10.48**

This means that the A2A Group expects, with 99% probability, not to lose more than 43.77 million euro on the fair value of its financial instruments at December 31, 2008 due to commodity price fluctuations.

b. Market risk and interest rate risk

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate. In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is at a fixed rate, the interest rate risk is on the fair value.

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans by transforming them into fixed rate loans or stipulating collar contracts, and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

At December 31, 2008 the A2A Group's structure of loans from Banks and other providers of finance is the following:

Millions of euro	December 31, 2008			**December 31, 2007**		
	Without derivatives	With derivatives	% with derivatives	**Without derivatives**	**With derivatives**	**% with derivatives**
At fixed rate	1,310	2,209	61%	499	1,332	62%
At floating rate	2,335	1,436	39%	1,654	821	38%
	3,645	3,645	100%	**2,153**	**2,153**	**100%**

Derivatives refer to the following loans:

Loan	Derivatives	Accounting
Bond loan A2A with a nominal value of 500 million euro, expiry 2013 with a fixed coupon of 4.875%.	Collar with double cap with the same duration as the loan; at December 31, 2008 the fair value is positive for 19.0 million euro.	The fair value option has been applied to the loan. The collar is valued at fair value with changes booked to the income statement.
A2A loan with BEI, expiry 2014-2016, residual balance at December 31, 2008 amounting to 89.3 million euro, at floating rate.	Collar with duration up to December 2012; at December 31, 2008 the fair value is negative for 2.9 million euro.	The loan is valued at amortised cost. The collar is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
A2A loan with Banca Intesa/BEI, expiry 2015-2016, residual balance at December 31, 2008 amounting to 25.8 million euro, at floating rate.	Collar with duration up to December 2009; at December 31, 2008 the fair value of the hedge is negative for 0.03 million euro.	The loan is valued at amortised cost. The collar is valued at fair value with changes booked to the income statement.
A2A revolving credit lines, 600 million euro, at floating rate (6-month euribor).	Collar with duration up to July 2012; at December 31, 2008 the fair value of the hedge is positive for 3.7 million euro.	The loan is valued at amortised cost. The collar is valued at fair value with changes booked to the income statement.
AEM Elettricità loan from Cassa Depositi e Prestiti, expiry 2013, residual balance at December 31, 2008 of 190.6 million euro, at floating rate.	Collar with double cap with the same duration as the loan and a residual balance of 142.9 million euro; at December 31, 2008 the fair value is positive for 0.7 million euro.	The loan is valued at amortised cost. The collar is measured at fair value with changes booked to the income statement.
AMSA loan from Medio-credito, expiry 2012, residual balance at December 31, 2008 of 21.5 million euro, at floating rate.	Swap at fixed rate with the same duration as the loan; at December 31, 2008 the fair value of the hedge is negative for 0.5 million euro.	The loan is valued at amortised cost. The swap is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
Retrasm leasing with Banca Intesa, expiry 2014, residual balance at December 31, 2008 of 6.1 million euro, at floating rate.	Collar with duration up to June 2011; at December 31, 2008 the fair value of the hedge is negative for 0.2 million euro.	The lease is accounted for as a finance lease. The collar is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
Ecolombardia-4 leasing with Locat, expiry 2013, residual balance at December 31, 2008 of 13.5 million euro, at floating rate.	Swap at fixed rate with the same duration as the lease contract; at December 31, 2008 the fair value of the hedge is negative for 0.2 million euro.	The lease is accounted for as a finance lease. The swap is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
Ecoenergia loan from MPS, repaid in advance in the second half of 2007, original amount of 21 million euro.	Swap at fixed rate with the same duration as the loan contract, 3/31/2011; at December 31, 2008 the fair value of the hedge is positive for 0.024 million euro.	The swap is measured at fair value with changes booked to the income statement.

A structured model for interest rate risk analysis and management has recently been developed in-house. The method used for calculating exposure to this risk is based on the Montecarlo Method, which measures the impact that fluctuations in interest rates have on prospective financial flows. The method simulates at least ten thousand scenarios for each important variable, depending on the volatility and correlations associated with each of them, using forward market rate curves as prospective levels. Having obtained in this way a distribution of the probability of results, it is possible to extrapolate the maximum negative variance expected (worst case scenario) and the maximum positive variance expected (best case scenario), with a confidence interval of 97.5%.

After adopting this method, the "after-the-event" sensitivity analysis on the income statement and balance sheet that was presented in the financial statements at December 31, 2007 has been replaced by an indication of the range of variances in expected financial flows, this being the main indicator used by the Group for monitoring and managing interest rate risk.

As this is the first time that this method has been used, comparative figures are not available. Hence, the following are the results of the simulation with the related maximum variances (worst case and best case scenarios) just for 2009:

Millions of euro	**Year 2009 (base case: –117.4)**	
	Worst case	**Best case**
Change in expected financial flows (including hedging flows) Confidence level of 97.5%	**(11.8)**	**8.6**

A sensitivity analysis is also provided of possible changes in the fair value of the derivatives by shifting the forward rate curve by +50 bps and -50 bps:

Millions of euro	12 31 2008 (base case:+ 19.6)		**12 31 2007 (base case: +25.1)**	
	–50 bps	+50 bps	**–50 bps**	**+50 bps**
Change in fair value of derivatives	(4.5)	1.3	**1.9**	**1.2**
(of which derivatives cash flow hedge)	(1.4)	1.3	**(0.2)**	**0.2**

c. Exchange rate risk not related to commodities

As regards the exchange rate risk on purchases and sales other than those of commodities, A2A does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

The only case of hedging exchange rate risk that was not related to commodities is the fixed-rate bullet bond of 14 billion yen with maturity 2036 issued by ASM S.p.A. in 2006.
A cross currency swap contract was stipulated for the entire duration of this loan, which transforms the principal and interest payments from yen into euro. This derivative is accounted for as a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.

At December 31, 2008 the fair value of the hedge is positive for 16.9 million euro. This fair value would improve by 16.1 million euro in the event of a 10% decline in the euro/yen exchange rate (appreciation of the yen) and would get worse by 13.2 million euro in the event of a 10% rise in the euro/yen exchange rate (devaluation of the yen).

d. Liquidity risk

The Group is not currently exposed to short-term liquidity risk, having at the balance sheet date almost 1 billion euro of committed credit lines that expire between 2012 and 2013. These lines are mainly to cover temporary liquidity requirements.
The following table analyses the worst case for financial liabilities (including trade payables) in which all of the flows shown are undiscounted future nominal cash flows determined on the basis of residual contractual maturities for both principal and interest; they also include the undiscounted nominal flows of derivative contracts on interest rates.
Loans have been included on the basis of the first expiry date when reimbursement could be requested, while revocable loans have been considered redeemable at sight.

Millions of euro	Year 2008			**Year 2007**		
	1-3 months	4-12 months	Beyond 12 months	**1-3 months**	**4-12 months**	**Beyond 12 months**
Bonds	3	44	1,433	-	24	622
Payables and other financial liabilities	175	334	2,393	245	296	2,520
Total financial flows	178	378	3,826	**245**	**320**	**3,142**
Trade payables	263	21	6	225	38	2
Total trade payables	263	21	6	**225**	**38**	**2**

e. Credit risk

For the Group, exposure to credit risk is principally linked to its growing commercial activity. In order to control this risk, which is handled by the Credit Management function, which is located centrally as part of the Administration Department, for some time now a credit policy has been implemented by head office to regulate the assessment of customers' credit standing, monitor expected collection flows, issue suitable reminders, grant extended credit terms if necessary, possibly backed by adequate guarantees, and take suitable recovery measures. Depending on the customers' credit worthiness, the Credit Policy requires the company to ask customers to give bank or insurance guarantees of prime credit standing, collectable on first request and without any chance of raising objections (article 1945 of the Italian Civil Code). The Credit Policy for the whole A2A Group is currently being updated. Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.

The payment terms generally applied to customers provide for various due dates in line with applicable regulations and market standards. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per Decree 231/2002).

Trade receivables are shown in the balance sheet net of any writedowns; management is of the opinion that the figure shown is a correct representation of thefair value of total trade receivables. The following is an analysis of gross trade receivables and of the related provision for bad and doubtful accounts.

Millions of euro	12 31 2008	**12 31 2007**
Trade receivables, gross - from to third parties	1,754	923
Provision for bad and doubtful accounts (-)	(55)	(21)
Trade receivables	1,699	**902**
Of which:		
Receivables due between 9 to 12 months	36	**9**
Receivables due beyond 12 months	97	**47**

Trade receivables that are past due for more than 12 months amount to 97 million euro and refer to 23 million euro of receivables from public entities, for which there is no collection risk, and 74 million euro of receivables from private customers. The provision for bad and doubtful accounts covers approximately 74% of the exposure to private customers, past due for more than 12 months, and reflects the amount that in the circumstances could prove difficult to collect, whereas the other 26% has a chance of being recovered, even though it is overdue for more than 12 months.

f. Equity risk

At December 31, 2008 the A2A Group is not exposed to equity risk.
Note that, at December 31, 2008, A2A S.p.A. holds 47,434,850 treasury shares, which is 1.514% of the share capital made up of 3,132,905,277 shares.

As laid down in IFRS, treasury shares do not constitute an equity risk as their purchase cost is deducted from equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

g. Default and covenant risk

The following are all of the figures for the A2A Group relating to bank borrowings and amounts due to other providers of finance, excluding financial payables relating to derivatives:

Millions of euro	Book balance 12 31 2008	Portions maturing within 12 months	Portions maturing beyond 12 months	Portion maturing in				
				12 31 2010	12 31 2011	12 31 2012	12 31 2013	Beyond
Bonds	1,104	-	1,104	-	-	-	509	595
Due to other providers of finance	191	43	148	43	42	42	21	-
Finance lease payables	73	29	44	11	13	10	5	5
Financial payables to related parties	1	1	-	-	-	-	-	-
Financial payables to subsidiaries held for sale	3	3	-	-	-	-	-	-
Bank loans	2,273	373	1,900	95	197	468	749	391
Total	3,645	**449**	**3,196**	**149**	**252**	**520**	**1,284**	**991**

In October 2003 and in May 2004, A2A S.p.A. issued a bond loan of nominal value 500 million euro each with a 10-year maturity.

A2A S.p.A.'s bank debt of 100 million euro at floating rate with maturity September 2012 and 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.

If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Expenses ratio. These covenants are evaluated by the Company every twelve months based on the consolidated financial statements.

There is also a Credit Rating clause in the EIB loan originally of 100 million euro, maturity 2014-2016 (rating of less than BBB), on the IEB originally of 200 million euro, maturity 2023 (rating of less than BBB) and on the bond loan in yen, maturity 2036, and relating to the cross currency swap with CSA ("put right" with a rating of less than BBB–).

A2A S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,325 million euro which are not subject to any covenants, not even having to maintain a specific level of rating.

As regards the bond loan, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which A2A S.p.A. undertakes not to set up real guarantees on the assets of A2A S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, A2A S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*).

Note that the A2A Group has not stipulated any loan contracts with a change of control clause, except for the bridge loan up to a maximum of 235 million euro (drawn down at December 31, 2008 by 135 million euro), with maturity at the end of 2009.

In addition, the loan of the subsidiary AbruzzoEnergia S.p.A., for a maximum of 220 million euro, is secured by a mortgage of up to 264 million euro.

As matters stand, there is no situation of default on the part of companies of the A2A Group nor any infringement of the covenants mentioned above.

Analysis of forward transactions and derivatives

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

1) Transactions considered hedges for the purposes of IAS 39: can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in gross profit from operations when realised for commodity derivatives and in financial costs for interest rate and exchange rate derivatives, whereas the prospective value is shown in equity.
2) Transactions not considered hedges for the purposes of IAS 39 can be split between:
    a. Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures, the accrued result and prospective value are included in gross profit from operations for commodity derivatives and in financial costs for interest rate and exchange rate derivatives;

b. Trading transactions: for all trading transactions on commodities, the accrued result and prospective value are included in gross profit from operations; for transaction on interest rates and exchange rates in Financial income and charges.

The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts as per IAS 39. The heading Electricity in the tables that follow includes the contracts that hedge the cost of generation and sale of electricity stipulated with banking counterparties, which have a notional expressed in MWh, and two-way differential contracts to hedge the purchase and sale price on the IPEX stipulated with qualified market operators.
The use of financial derivatives is regulated by the A2A Group's Energy Risk Policy and is designed to limit the risk of the Group being exposed to fluctuations in the market prices of the raw materials that it needs, based on a cash flow management strategy involving cash flow hedges).
The derivatives used at December 31, 2008 are measured at fair value based on the forward market curve at the balance sheet date, if the underlying of the derivative is traded on markets that have a forward pricing structure.
Their valuation at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Given that the IDEX was opened recently and is therefore still not particularly liquid, to measure the fair value of the derivatives relating to the Italian power market, internal estimates were made using models that simulate the forward PUN curve, based on industry best practice.

Instruments outstanding at December 31, 2008

A) On interest and exchange rates

Millions of euro	Notional value maturity within 1 year (*)		Notional value maturity between 2 to 5 years (*)		Notional value maturity beyond 5 years	Value in the balance sheet (**)	Progressive impact on the income statement at 12 31 2008 (***)
	To be received	To be paid	To be received	To be paid			
Interest rate risk management							
- cash flow hedges as per IAS 39	-	23	-	63	-	(4)	-
- not considered hedges as per IAS 39	-	39	-	1,216	-	23	23
Total derivatives on interest rates	**-**	**61**	**-**	**1,279**	**-**	**19**	**23**
Exchange rate risk management							
- considered hedges as per IAS 39							
on commercial transactions	-	-	-	-	-	-	-
on financial transactions	-	-	-	-	98	17	-
- not considered hedges as per IAS 39							
on commercial transactions	-	-	-	-	-	-	-
on financial transactions	-	-	-	-	-	-	-
Total exchange rate derivatives	**-**	**-**	**-**	**-**	**98**	**17**	**-**

(*) This represents the sum of the notional value of the elementary contracts that derive from any dismantling of complex contracts.

(**) This represents the net receivable (+) or payable (-) booked to the balance sheet following the measurement of derivatives at fair value.

(***) This represents the adjustment of derivatives to fair value booked over time to the income statement from stipulation of the contract to the present day.

B) On commodities

The following is an analysis of the commodity derivative contracts outstanding at the balance sheet date for the purpose of managing the risk of fluctuations in the market prices of certain raw materials.

Energy product price risk management	Unit of measurement of the notional value	Notional value with maturity within one year	Notional value with maturity within two years	Notional value with maturity beyond two years	Book value (*) millions of euro	Effect over time on the income statement at 12.31.2008 (**) millions of euro
A. cash flow hedges as per IAS 39, including:						
- Electricity	TWh	1.50	-	-	(22)	-
- Oil	bbl	-	-	-	-	-
- Other commodities	Million tonnes	-	-	-	-	-
- Natural gas	Million of cubic metres	1,121.00	-	-	(46)	-
- Exchange rate	Million of dollars	-	-	-	-	-
B. fair value hedges as per IAS 39		-	-	-	-	-
C. not considered hedges as per IAS 39, including:						
C.1 margin hedges						
- Electricity	TWh	-	-	-	-	-
- Oil	bbl	-	-	-	-	-
- Other commodities	Million tonnes	-	-	-	-	-
- Natural gas	Millions of cubic metres	-	-	-	-	-
- Emission rights CO2	Tonnes	3,580,000.00	-	-	5	5
- Exchange rate	Millions of dollars	-	-	-	-	-
C.2 trading transactions						
- Electricity	TWh	0.90	-	-	17	17
- Emission rights CO2	Tonnes	182,000.00	-	-	-	-

(*) This represents the net receivable (+) or payable (-) booked to the balance sheet following the measurement of derivatives at fair value.

(**) This represents the adjustment of derivatives to fair value booked over time to the income statement from stipulation of the contract to the present day.

Balance sheet and income statement effects of activity in derivatives at December 31, 2008

The following table shows the balance sheet figures for the management of derivatives at December 31, 2008.

Effects on the balance sheet

Millions of euro	Notes	
ASSETS		
Non-current assets		**40**
Other non-current assets - Derivatives	5	40
Current assets		**34**
Other current assets - Derivatives	8	34
TOTAL ASSETS		**74**
LIABILITIES		
Non-current liabilities		**4**
Other non-current liabilities - Derivatives	22	4
Current liabilities		**80**
Trade payables and other current liabilities - Derivatives	23	80
TOTAL LIABILITIES		**84**

Effects on the income statement

The following table includes an analysis of the economic results at December 31, 2008 relating to the management of derivatives.

Millions of euro	Notes	Realised during the year	Change in fair value during the year	Amounts booked to the income statement
REVENUES				
Revenues from sales	28			
Energy product price risk management and commodity exchange risk management				
- considered hedges as per IAS 39		(26)	-	(26)
- not considered hedges as per IAS 39		-	22	22
Total revenues from sales		**(26)**	**22**	**(4)**
OPERATING COSTS				
Costs for raw materials and services	29			
Energy product price risk management and commodity exchange risk management				
- considered hedges as per IAS 39		35	-	35
- not considered hedges as per IAS 39		2	-	2
Total costs for raw materials and services		**37**	**-**	**37**
Total booked to gross profit from operations		**11**	**22**	**33**
Financial costs	34			
Financial income				
Interest rate risk management and equity risk management				
Gains on derivatives				
- considered hedges as per IAS 39		-	-	-
- not considered hedges as per IAS 39 (*)		-	9	9
Total		**-**	**9**	**9**
Total financial income		**-**	**9**	**9**
Financial expenses				
Interest rate risk management and equity risk management				
Charges on derivatives				
- considered hedges as per IAS 39		-	-	-
- not considered hedges as per IAS 39		(10)	(18)	(28)
Total		**(10)**	**(18)**	**(28)**
Total financial expenses		**(10)**	**(18)**	**(28)**
TOTAL BOOKED TO FINANCIAL COSTS		**(10)**	**(9)**	**(19)**

(*) This includes the fair value of the bond loan of AEM S.p.A..

Classes of financial instruments

To complete the analyses required by IFRS 7, the following table shows the various types of financial instruments that are present in the various balance sheet items, with an indication of the accounting policies used and, in the case of financial instruments measured at fair value, an indication of where changes are posted (through profit & loss or in equity).

The last column of the table shows the fair value of the instrument at December 31, 2008, where applicable.

Millions of euro

		Accounting policies used to measure financial instruments in the financial statements						
	Notes	Financial instruments measured at fair value with changes booked to:			Financial instruments valued at amortised cost	Investments/ Securities convertible into unlisted investments valued at cost	Book value at 12 31 2008	Fair value at 12 31 2008 (*)
		Income statement	Equity					
		(1)	(2)	(3)	(4)	(5)		
ASSETS								
Other non-current financial assets								
Investments/Securities convertible into investments available for sale of which:								
- unlisted		-	-	-	-	44	44	n.d.
- listed		-	-	506	-	-	506	506
Financial assets held to maturity		-	-	-	-	-	-	-
Other non-current financial assets		-	-	-	1	-	1	1
Total other non-current financial assets	3	**-**	**-**	**-**	**-**	**-**	**551**	**-**
Other non-current assets	5	23	17	-	17	-	57	57
Trade receivables	7	-	-	-	1,699	-	1,699	1,699
Other current assets	8	22	12	-	259	-	293	293
Current financial assets	9	-	-	-	34	-	34	34
Cash and cash equivalents	11	-	-	-	87	-	87	87
LIABILITIES								
Financial liabilities								
Non-current bonds	18	509	-	-	595	-	1,104	1,104
Other non-current and current financial liabilities	18 and 24	-	-	-	2,541	-	2,541	2,541
Other non-current liabilities	22	-	4	-	64	-	68	68
Trade payables	23	-	-	-	1,186	-	1,186	1,186
Other current liabilities	23	-	80	-	427	-	507	507

(*) Fair value has not been calculated for receivables and payables not related to derivative contracts and loans as the corresponding book value comes close to it.

(1) Financial assets and liabilities at fair value through profit and loss are measured at fair value with any changes being booked to the income statement.

(2) Hedging derivatives (Cash Flow Hedge).

(3) Financial assets available for sale measured at fair value with gains/losses booked to equity.

(4) Loans & receivables e financial liabilities valued at amortised cost.

(5) Financial assets available for sale made up of unlisted investments the fair value of which is not reliably measurable are carried at cost, written down, if necessary, for losses.

6) Concessions

The following table shows the main concessions obtained by the A2A Group:

	Number
Hydroelectric concessions	10
District heating concessions	4
Electricity distribution concessions	47
Gas distribution concessions	206
Solid urban waste concessions ("SUW") (*)	86
Water service management concessions (**)	114
Urban illumination and traffic lights management agreements	14

(*) Agreements can relate to the disposal and treatment of SUW, the construction and running of landfills, landfill management and safety or waste valorisation.
(**) Concessions may concern the sale and distribution of drinking water or water purification and sewage services.

7) Update of the group's main legal and tax disputes still pending

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under article 3.70 of Law 549/95 and article 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under article 9-*bis* of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by article 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under article 3.69 of Law 549/95 as State aid.
This decision was notified on 7 June 2002 to the Italian State, which impugned it before the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the enlargement of that court's functions based on the Treaty of Nice.
In July 2002, the decision was subsequently communicated by the Commission to the companies, which impugned it before the Court of First Instance of the European Community on September 30, 2002, pursuant to article 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In

fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate on April 13, 2005 (article 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the taxpayer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by article 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).
Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C - 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments did not entail new obligations for the companies, as the recovery has been carried out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.

In the second two month-period of 2007, the Tax Authorities sent notice to AEM S.p.A. and ASM S.p.A. in a "communication-injunction" based on Decree Law 10/2007 in connection with the alleged State aid enjoyed during the moratorium periods.

Given that the lawsuits involving to the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are already the subject of separate proceedings at the Court of First Instance of the European Community and a different position in relation to the "communication-injunction", we will explain the two situations separately so that they are easier to understand.

Former AEM S.p.A. (now A2A S.p.A.)

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On March 15, 2006 AEM S.p.A. deposited a brief in response to the judgement pending before the Court of first instance. The written phase of the judgement has therefore been concluded.
On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. On March 6, 2008 AEM communicated to the Court that it would welcome such a move to combine the various lawsuits. It would appear that the other plaintiffs are also in favour. On April 16, 2008, the final hearing took place before the Court of First Instance.
With reference to article 27 of Law 62 of April 18 2005, AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with article 27 of Law 62.
The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, according to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently

impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.
On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.
Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.
Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.
As a result of the above, the amounts paid have been included in the 2007 accounts under "Financial expenses" and "Other non-operating costs".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments — together with those presented by the other former municipal utilities and by the Italian Government — have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. The decision will be announced on June 11, 2009. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed, as the assumption of recovery is no longer valid.
The Company thought it best to appeal against any such decisions in the fiscal courts.
The Provincial Tax Commission of Milan - Section 21, rejected the proposed appeals with sentence no. 8 of January 25, 2008. The sentence that establishes the amount of the recoverable aid is now definitive.

Former ASM S.p.A. (from January 1, 2008 absorbed into A2A S.p.A.)

As regards ASM's position, while we are waiting for the outcome of the appeals to the Court of First Instance in Luxembourg, presented for ourselves on January 2, 2003 and ad adiuvandum

for AEM S.p.A. and AMGA S.p.A., we felt that the European Commission's decision 2003/293/CE of July 5, 2002 could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM in its areas of operations were not open to the market and to free competition.
On January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. ASM S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On February 28, 2008, the Court of First Instance communicated to ASM its intention to combine (only for the oral phase) the various lawsuits being brought by ASM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.
On April 16, 2008, the final hearing took place before the Court of First Instance.
The companies of the ASM Group involved in the recovery procedure (ASM, also on behalf of BAS and ASVT), in accordance with the request contained in article 27 of Law 62 of April 18, 2005, sent the declaration required by article 27 of the said law for each of the periods affected by the tax moratorium.
As regards the positions of BAS Bergamo, which was merged with effect from May 18, 2005, and ASVT, during the years when the moratorium was operative, these companies had a negative taxable income, so it is probable that no tax will be due.
In April 2007, ASM was notified the communication-injunction under article 1 of Decree Law 10/2007 by the Brescia Tax Office for the periods 1998 and 1999.
Based on the opinion of its own tax consultants and experts in EC law, ASM pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.
At the same time, ASM appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.
On May 23 the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction.
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments — together with those presented by the other former municipal utilities and by the Italian Government — have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. The decision will be announced on June 11, 2009.
In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by ASM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid

received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now. In any case, the suit against the Tax Office is still pending before the Brescia Court while we await the sentence that will be issued by the Court of First Instance of the European Community. We would point out that the Shareholders' Meeting of ASM has already passed a resolution, while waiting for the question to be decided, to consider a portion of the free reserves formed during the period of the "tax moratorium", namely 13 million euro, are no longer distributable to the shareholders.

Note that article 24, Decree 185 of November 29, 2008, converted with amendments by Law 2 of January 28, 2009, introduced new instructions designed to recover the aid equivalent to the taxes not paid and related interest as a result of the application of the tax exemption system foreseen by article 3.70 of Law 549 of December 28 1995, and article 66.14 of Decree Law 331 of August 30, 1993, converted with amendments by Law 427 of October 29, 1993; again, this is to implement Decision 2003/193/CE of the European Commission.
Based on this measure, the recovery is implemented by the Tax Authorities by means of a tax assessment within 120 days starting on November 29, 2008, taking into account the amounts already paid pursuant to article 1.2, Decree 10 of February 15, 2007, converted with amendments by Law 46 of April 6, 2007. There is no provision for the payment to be postponed or suspended.
Guidelines for recovery are available in the Agenda of the Chamber of Deputies no. 9/01972/071, approved at the session held on January 14, 2009. In the guideline, it is explained that the recovery "cannot take the form of a simple tax assessment, without any specific criteria; instead, it has to determine if and how much aid has to be recovered, clarifying in particular that it is recoverable only if actually enjoyed and verifying case by case whether the company has effectively made use of illegitimate state aid that has altered the principles of free competition and companies' freedom of establishment". In line with this concept, "those resources that have already been involved in forms of reimbursement" have to be considered "excluded from the recovery measure".
In this connection, it should be noted that the regulation mentioned here does not constitute new and greater obligations of reimbursement of state aid by the Company; it merely integrates the powers of assessment of the aid to be reimbursed by those who have made use of such aid and have not yet repaid it. In exercising these powers, the Tax Authorities still have to identify a specific case of illegitimate state aid effectively enjoyed and not yet reimbursed.
The amount that the Company could possibly be asked to repay, based on the latest pronouncements, is neither foreseeable nor quantifiable. This is because, as far as the former AEM is concerned, the Company has already repaid the declared amount of aid, which was collected by the Tax Authorities and confirmed by a sentence that is now definitive; as regards

the former ASM, on the other hand, the Tax Authorities have cancelled the payment notice/injunction in self-protection, having regard to the effective use of the aid and taking account of the activities carried on at the time outside of a competitive context, and of the dividends paid to public sector shareholders during the periods concerned.
To conclude, as things stand at the moment, there is a contingent liability with a level of probability that is "possible" for an amount that "cannot be reliably estimated".

ACEA S.p.A/AEM (now A2A S.p.A.)

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL, Transalpina di Energia S.r.l., Italenergia BIS S.p.A..

In the summons, ACEA submitted that — in implementation of the "Bersani Decree" — Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought — continues ACEA — by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that — in ACEA's opinion — should be considered

"public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation — ACEA adds — was also pointed out by the Competition Authority, which issued a report on the matter in accordance with articles 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which — in ACEA's opinion — qualified as unfair competition in accordance with article 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to article 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.
In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM."). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per article 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower; In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA's request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, 5 years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in article 163 bis of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6, 2008. On this date, the Honorary Judge adjourned the case to March 19, 2009 for it to be assigned definitively to another Judge. Note that at the hearing held on March 19, 2009, given that no Judge had been allocated to it, the case was adjourned to January 21, 2010. Endesa (now E.ON) has decided not to intervene in court in favour of ACEA.

Consul Latina S.r.l./BAS S.p.A. (now A2A S.p.A.)

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina. Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee owing to Consul Latina, which duly sued it for payment in 1998. The lawsuit is still in underway with various procedural objections, some recent, such as the fact that on March 7, 2007 all court proceedings after May 18, 2007 were declared null and void for lack of right of attorney. This problem was subsequently resolved.
At the appeal EXP 82218, Sentence 3697/3000 of May 9, 2008 Consul Latina c/BAS, S/Sumario is the sentence in the appeal by Consul Latina to have sentence 3194/3196 overturned: the question relates to the delay with which BAS filed documents in 2008; based on this delay, Consul Latina claims that subsequent court activities should be declared null and void for lack of legitimacy of the lawyers; it is also claiming damages; the court refused all of these claims, recognising that ASM took over from BAS.
In the appeal EXP 90779, Sentence 5317534 of May 20, 2008 HISA c/Consul Latina c/BAS S/Terceria is the sentence in the appeal by Consul Latina to impugn decision no. 426/428: the question relates to the lack of legitimacy on the part of De Florio, the lawyer, at the hearing held in August 2005 because of the merger of BAS with ASM. The Judge rejected the appeal.
On November 10, 2008, Consul Latina tried to launch a new appeal against BAS EXP 095148 Consul Latina c/BAS s/Diligencia Preliminar with which it wanted information regarding Enerfin S.r.l. in liquidation as it wanted to know whether ASM was still a shareholder and if it

wanted to sell, at what price. The lawyer has informed us that the way in which Consul Latina notified this request was considered inadequate by the Court.
According to Consul Latina, the amount payable as of May 10, 2007 was $ 1,872,000 calculated on a principal of $ 720,000 plus interest of 1% from April 1999.

ENEL/AEM Elettricità (a subsidiary of A2A S.p.A.)

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità S.p.A. of the power distribution business in Milan and Rozzano. AEM Elettricità asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with article 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.
In AEM Elettricità's opinion, the Judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the Judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM Elettricità.
With a sentence deposited on June 9, 2008, the Milan Court set a new price for the business according to the indications of the expert witness (Lire 990,856,000,000), rejecting the claim for damages made by AEM Elettricità. According to the Court, the difference between the expert witness's valuation and the one carried out by the Board of Experts is such as to make the latter blatantly unfair. In other words, the Judge felt that he could fully trust the conclusions reached by the expert witness appointed by the Court, even though some of the choices made by the expert witness appeared to be the result of exercising in a different way the technical discretion that is inherent in valuations, making assumptions that led to a very different result from the one reached by the Board of Experts. The Judge also based his decision on certain affirmations made by the expert witness regarding the "inappropriateness" of certain parameters used by the Board of Experts.
Considering the price established by the Court of Experts to be unfair, the Judge also rejected the claim made by AEM Elettricità for damages caused by the delay in transferring the business. In fact, according to the Judge, ENEL was justified in not transferring the business as the price was unfair.

There are various objections that can be made to this sentence: to start with, we do not agree that the price established by the Board of Experts was affected by errors, nor that it was unfair. The Board consisted of illustrious professors with years of experience in company valuations, so the fact that the Judge simply replaced their calculation with the one performed by the expert witness is totally unsatisfactory. From another point of view, there appears to be no justification for rejecting the request for damages because of the delayed transfer of the business, given that ENEL could quite easily have handed it over - as in fact it did - while at the same time asking for a fairness review of the price set by the Board of Experts.
Counsel has already been instructed to appeal against this sentence.

While preparing the condensed consolidated financial statements, merely for prudence sake, we decided to increase the amount of the goodwill already shown in the balance sheet for the business being transferred by 88 million euro, crediting a provision for risks and charges under liabilities in the balance sheet for the same amount (see balance sheet notes 2 and 21).

A2A has appealed against the Court sentence with a writ served on October 23, 2008; the hearing for the statement of the conclusions is expected on April 5, 2011.

Alstom Power S.p.A./AMSA S.p.A. (a subsidiary of A2A S.p.A.)

Amsa S.p.A. had a dispute in course with Alstom Power S.p.A. concerning the construction and delivery times of the plant and correct execution of the works in connection with the building of the Silla 2 waste incineration plant, which ended on June 6, 2008. The key events can be summarised as follows.

The parties made their requests to the court-appointed technical consultant at the hearing on February 26, 2007. The consultant in turn listed a number of possibilities with a view to reaching a settlement. The Board of Arbitration adjourned the discussion to March 27, 2007 to permit the parties' technical consultants to discuss the possibilities envisaged by the court-appointed technical consultant. On this occasion, the parties discussed the possibility of a negotiated settlement with the help of their technical consultants, both making further requests of a technical nature.

Alstom Power's lawyer also made a request of an accounting nature. The Board of Arbitration admitted all of the technical requests and reserved the right to assess the merit of the accounting request and with a communication dated July 12, 2007, accepting the requests of the court-appointed technical consultant, it authorised a postponement of the deadline for filing the expert's report to September 30, 2007.

At the hearing on September 28, 2007, the Board of Arbitration authorised a further deferral of the deadline for filing the expert's report to January 30, 2008, the date when the expert appraisals were to come to an end. The Board also allowed AMSA to make its own considerations by November 30, 2007 regarding the treatment of the accounting aspects of the quantification of the damage, in reply to the considerations made by the counterparty. October 30, 2007 was also set as the deadline for the experts' integration by the Board.

The Board of Arbitration then granted a further extension for the court-appointed technical consultant to file his report, then on March 12 it ordered the expert to suspend his work, scheduling the next hearing for June 9, 2008.

At the end of a series of discussions between the parties, the dispute was resolved by means of a settlement reached on June 6, 2008. This provides for payment on the part of AMSA S.p.A. of euro 20,000,000 by way of a balance for the price due and recognition of the reserves, as the sum of the following items:

- payment to the contractor of the balance for the basic work and variants for a total of euro 31,563,280.79 (+ VAT), already booked to property, plant and equipment in 2004;
- payment to the contractor of euro 1,500,000 (+ VAT) for the reserves booked for the additional works, which were booked to property, plant and equipment as an increase in fixed assets;
- payment to AMSA of euro 13,063,280.79 by way of penalties, booked to the income statement under "Other non-operating profits".

Following regular payment by AMSA on June 20, 2008 and the return of the guarantees originally presented by Alstom, the parties acknowledged that they no longer had anything to claim from the other with regard to this matter.

Tax disputes - AMSA S.p.A. (a subsidiary of A2A S.p.A.)

As a result of the report issued by the Fiscal Police following their tax audit at the beginning of 2006 on the VAT situation for the years from 2001 to 2005, the Tax Authorities issued assessments for all of these years against which appeals were duly filed with the Provincial Tax Commission.

On December 17, the scheduled discussion at the Tax Commission on 2001 did not take place as the president of the Commission considered it best that he abstain from the case as he was a public prosecutor in other legal proceedings involving A2A S.p.A.. On January 14, the discussion on 2002 was held, but the sentence still has to be deposited.

On January 27, 2009 a payment request arrived from the tax collection agency relating to 2002, for an amount of 485 thousand euro.

At December 31, 2008 the provision amounts to around 3 million euro, provided for in previous years and not changed since.

AEEG/ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A), Cige (now ASM Reti), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Services Valtrompia in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro.
The companies hit by these sanctions paid the amount requested in the first half of 2007 as the Authority's decision was executed, but they appealed to the TAR against the AEEG's lack of motivation and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (Euro 25,822.64).
If the TAR's decision is definitively confirmed, the amount that A2A and the other Group companies involved could recover amounts to around Euro 2 million.

AEM S.p.A. (now A2A S.p.A.)/Municipality of Cinisello

The complex disputes with the Municipality of Cinisello have evolved in a way that the Company did not expect.
The judgement to decide who owned the gas distribution system, based on the rules contained in the concession agreements that regulated dealings between the parties for the period 1913-1995, ended with the decision of the Court of Cassation that with sentence of November 18, 2008, deposited on November 28, 2008, rejected the appeal confirming the interpretation of the Council of State, definitively deciding that the system was owned by the Municipality of Cinisello Balsamo.
The dispute regarding AEM's impugnment of the deeds relating to the tender to select the company to manage the gas distribution service also had an unfavourable outcome for various reasons that in any case involved the structure of the system and the personnel; with sentence on December 16, 2008, deposited on March 10, 2009 the Council of State rejected the Company's appeal and confirmed the TAR's decision.

The third matter concerns an arbitration arranged by AEM as the outgoing manager to have recognised its right to receive a fee, whatever the outcome of the ownership dispute or, if it is recognised as the owner, a rent; the Board of Arbitration suspended the procedure as it was of the opinion that the "ownership question" had to be decided first, given that the above result is bound to influence its decision.

Investigation on gas measuring devices

There is a nationwide investigation pending at the Public Prosecutor's Office in Milan concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers. The alleged crime is that of fraud, as well as other matters. As things stand, as far as physical individuals are concerned, the preliminary investigations have been completed with the Public Prosecutor asking on October 7, 2007 for the persons concerned to be committed for trial. During the preliminary hearing on March 23, 2009, accepting the request made by the lawyer Marco De Luca, the Judge of the preliminary hearing declared his lack of jurisdiction and consequently transmitted the deeds of the case to the Public Prosecutor's Office at the Court of Brescia.
As for the legal entities that are under investigation according to Legislative Decree 231/01, to date the proceedings are still pending at the preliminary stage.

A2A/Mr. Buzzi

Mr. Buzzi sued AEM S.p.A. before the Milan Court (Investigating Judge, Mr. Consolandi - R.G. 42587/2003), with writ served on May 24, 2001.
Mr. Buzzi impugned before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorised the sale by AEM to e.Biscom S.p.A. of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed an issue of bonds.
AEM appeared at the hearing on November 19, 2003, filing a defence statement.
The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties' legal counsel exchanged statements in accordance with articles 183.5 and 184 of the Code of Civil Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the assessment carried out at the time by Morgan Stanley on the valuation of Fastweb and Metroweb for the purposes of the share exchange between e.Biscom and AEM and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 31, 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr.

Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.

With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of he legal expenses.

Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal was scheduled for December 9, 2008; the hearing for the statement of the conclusions has been postponed to April 5, 2011.

8) Contingent assets for environmental certificates

At December 31, 2008 has an excess of environmental certificates (Green Certificates, Emission Allowances and White Certificates).

0.4

Attachments to the notes to the consolidated financial statements

1 - Statement of changes in property, plant and equipment

Property, plant and equipment - *Millions of euro*	**Balance at 12 31 2007 Restatetd**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	
Land	34	44	78	
Buildings	132	161	293	
Plant and machinery	1,482	1,118	2,600	
Industrial and commercial equipment	5	8	13	
Other assets	19	49	68	
Landfills	14	4	18	
Freely transferable assets	260	57	317	
Construction in progress and advances	62	340	402	
Leasehold improvements		1	1	
Leased assets	75	12	87	
Grand total	**2,083**	**1,794**	**3,877**	

	Changes during the year								Balance at 12 31 2008
	Capital expenditure	Category changes	Other changes	Writedowns	Disposals		Depreciation	Total changes for the year	
					Asset value	Accumulated depreciation			
	1	(1)	(3)		(1)			(4)	74
	46	2	2				(12)	38	331
	180	37	1	(18)	(27)	27	(185)	15	2,615
	4	9	(3)				(5)	5	18
	18	7	(2)		(2)	2	(19)	4	72
	1						(6)	(5)	13
	51	4					(54)	1	318
	126	(58)	(9)					59	461
	2		1		(3)	3		3	4
	29		(6)				(11)	12	99
	458		**(19)**	**(18)**	**(33)**	**32**	**(292)**	**128**	**4,005**

2 - Statement of changes in intangible assets

Intangible assets - *Millions of euro*	**Net book value 12 31 2007 Restated**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**
Industrial patents and intellectual property rights	14	7	21
Concessions, licences, trademarks and similar rights	2	15	17
Assets in process of formation and advances	6	1	7
Other intangible assets	2	20	22
Goodwill	336	137	473
Total intangible assets	**360**	**180**	**540**

	Changes during the year								Net book value 12 31 2008
	Capital expenditure	Category changes	Other changes	Writedowns	Disposals	Accumulated amortisation	Amortisation	Total changes for the year	
	4	4					(8)	-	21
	3	2	2				(4)	3	20
	6	(7)						(1)	6
		1	(3)		(3)	2	(4)	(7)	15
	15		88	(4)				99	572
	28	**-**	**87**	**(4)**	**(3)**	**2**	**(16)**	**94**	634

3 - List of companies included in the consolidated financial statements and other

Name - *Thousands of euro*	Registered office	Currency	Share capital
Scope of consolidation			
AEM Gas S.p.A.	Milan	Euro	572,000
AEM Elettricità S.p.A.	Milan	Euro	520,000
ASM Distribuzione Elettricità S.r.l.	Brescia	Euro	133,854
ASM Reti S.p.A.	Brescia	Euro	103,051
Aprica S.p.A.	Brescia	Euro	88,470
AMSA S.p.A.	Milan	Euro	52,179
ASMEA S.r.l.	Brescia	Euro	22,497
BAS Power S.r.l.	Bergamo	Euro	21,000
BAS S.I.I. S.p.A.	Bergamo	Euro	17,166
Aem Service S.r.l.	Milan	Euro	12,405
BAS - Omniservizi S.r.l.	Bergamo	Euro	6,460
BAS.COM S.p.A.	Bergamo	Euro	2,322
A2A Calore & Servizi S.r.l.	Milan	Euro	1,800
Selene S.p.A.	Brescia	Euro	1,549
ASM Energy S.r.l.	Brescia	Euro	1,000
Tidonenergie S.r.l.	Piacenza	Euro	500
Aprica Studi S.r.l.	Brescia	Euro	275
AMSADUE S.r.l.	Milan	Euro	207
AMSATRE S.r.l.	Milan	Euro	207
Itradeplace S.p.A.	Brescia	Euro	180
COGAS S.p.A. - Compagnia del Gas Altoatesina	Brescia	Euro	120
AEM Energia S.p.A.	Milan	Euro	104
RETRASM S.r.l.	Brescia	Euro	100
A2A Trading S.r.l. (formerly AEM Trading S.r.l.)	Milan	Euro	99
BAS International S.r.l.	Bergamo	Euro	20
Asm Calore & Servizi S.r.l.	Brescia	Euro	10
A2A Coriance S.a.s.	Noisy Le Grand (FR)	Euro	32,562
A2A Produzione S.r.l.	Brescia	Euro	10
A2A Alfa S.r.l.	Milan	Euro	10
A2A Beta S.r.l.	Milan	Euro	10
Assoenergia S.p.A. (in liquidation)	Brescia	Euro	126
Ecodeco S.r.l.	Milan	Euro	7,469
ABRUZZOENERGIA S.p.A. (*)	San Salvo (Ch)	Euro	130,000
Retragas S.r.l.	Brescia	Euro	34,495
Montichiariambiente S.p.A.	Brescia	Euro	1,500
Ostros Energia S.r.l.	Brescia	Euro	350
Camuna Energia S.r.l.	Cedegolo (Bs)	Euro	900
Plurigas S.p.A.	Milan	Euro	800
SEASM S.r.l.	Brescia	Euro	700
Energen S.r.l.	Brescia	Euro	10
Proaris S.r.l.	Milan	Euro	10
Delmi S.p.A.	Milan	Euro	1,466,868
ASM Servizi S.p.A.	Brescia	Euro	500
Ecofert S.r.l.	S. Gervasio Bresciano (Bs)	Euro	1,808

Reference should be made to attachment 5 for information on the investments in the Ecodeco Group.
Reference should be made to attachment 6 for information on the investments in the Coriance Group.

(*) These percentages take account of the call and put options that can currently be exercised.
(1) The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by A2A S.p.A., which can be exercised up to the end of 2008 at the same conditions.

Note that AEM S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value euro 50 each.

	% Group holding at 12 31 2008 (*)	% shares held	Shareholder	Valuation method
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	99.97%	99.97%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	Aprica S.p.A.	Line-by-line consolidation
	99.98%	99.98%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	ASMEA S.r.l.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	AMSA S.p.A.	Line-by-line consolidation
	100.00%	100.00%	AMSA S.p.A.	Line-by-line consolidation
	100.00%	100.00%	Selene S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	98.08%	98.08%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	70.00%	70.00%	A2A Trading S.r.l.	Line-by-line consolidation
	100.00%	100.00%	A2A Alfa S.r.l.	Line-by-line consolidation
	97.76%	97.76%	A2A S.p.A.	Line-by-line consolidation
	100.00%	100.00%	A2A S.p.A.	Line-by-line consolidation
	94.99%	89.84%	A2A S.p.A.	Line-by-line consolidation
	91.60%	91.60%	A2A S.p.A. (87.27%) Asm Reti S.p.A. (4.33%)	Line-by-line consolidation
	80.00%	80.00%	Aprica S.p.A.	Line-by-line consolidation
	80.00%	80.00%	A2A S.p.A.	Line-by-line consolidation
	74.50%	74.50%	A2A S.p.A.	Line-by-line consolidation
	70.00%	70.00%	A2A S.p.A.	Line-by-line consolidation
	67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
	67.00%	67.00%	A2A S.p.A.	Line-by-line consolidation
	60.00%	60.00%	A2A S.p.A.	Line-by-line consolidation
	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
	51.00%	51.00%	A2A S.p.A.	Line-by-line consolidation
	47.00%	47.00%	A2A S.p.A.	Line-by-line consolidation

4 - Investments in companies valued at equity

Name	Registered office	Currency	Share capital (*)
Investments valued at equity			
Transalpina di Energia S.r.l.	Milan	Euro	3,146,000
Edipower S.p.A.	Milan	Euro	1,441,300
Trentino Servizi S.p.A.	Rovereto (TN)	Euro	224,790
Ergosud S.p.A.	Rome	Euro	81,448
A.G.A.M. S.p.A.	Monza (MB)	Euro	46,482
ACSM S.p.A.	Como	Euro	46,871
Metroweb S.p.A.	Milan	Euro	20,180
Malpensa Energia S.r.l.	Milan	Euro	5,200
Ergon Energia S.r.l.	Brescia	Euro	600
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	Euro	6,420
SET S.p.A.	Toscolano Maderno (BS)	Euro	104
e-Utile S.p.A.	Milan	Euro	1,000
Metamer S.r.l.	San Salvo (CH)	Euro	650
Ge.Si. S.r.l.	Brescia	Euro	1,000
LumEnergia S.p.A.	Lumezzane (BS)	Euro	300
Coges S.p.A.	Bassano Bresciano (BS)	Euro	1,100
ASM Novara S.p.A.	Brescia	Euro	1,000
Serio Energia S.r.l.	Concordia s/Secchia (MO)	Euro	1,000
Giudicarie Gas S.p.A.	Tione (TN)	Euro	1,060
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (BS)	Euro	1,194
Zincar S.r.l.	Milan	Euro	100
Utilia S.p.A.	Rimini	Euro	900
Visano Soc. Trattamento Reflui S.c.a.r.l.	Brescia	Euro	25
Alagaz S.p.A.	St. Petersburg (Russia)	USD	24,000
C.te Mincio S.r.l.	Ponti s/Mincio (MN)	Euro	11
Bergamo Servizi S.r.l.	Sarnico (BG)	Euro	10
C'è Gas S.r.l.	Cernusco s/Naviglio (MI)	Euro	10
Azienda Servizi Valtrompia	Gardone VT (BS)	Euro	6,000
Consolidation at the Ecodeco Group (1)			
Consolidation at the Coriance Group (2)			
Total investments			
Investments held for sale			
E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)	Rome	Euro	700,810

(*) Share capitals are expressed in thousands of euro.
(1) Reference should be made to attachments 5 for information on the investments of the Ecodeco Group.
(2) Reference should be made to attachments 6 for information on the investments of the Coriance Group.

	% shares held	Shareholder	Book value at 12 31 2008	Valuation method
	50.00%	Delmi S.p.A.	1,966,200	Equity method
	20.00%	A2A S.p.A.	406,410	Equity method
	14.48%	A2A S.p.A.	52,405	Equity method
	50.00%	A2A S.p.A.	52,814	Equity method
	24.99%	A2A S.p.A.	18,560	Equity method
	20.00%	A2A S.p.A.	21,948	Equity method
	23.53%	A2A S.p.A.	9,042	Equity method
	49.00%	A2A S.p.A.	3,583	Equity method
	50.00%	A2A S.p.A.	1,613	Equity method
	32.52%	A2A S.p.A.	2,749	Equity method
	49.00%	A2A S.p.A.	2,144	Equity method
	49.00%	A2A S.p.A.	2,227	Equity method
	50.00%	A2A S.p.A.	1,373	Equity method
	47.50%	A2A S.p.A.	1,439	Equity method
	33.33%	ASMEA S.r.l.	979	Equity method
	32.70%	Aprica S.p.A.	534	Equity method
	50.00%	A2A S.p.A.	396	Equity method
	40.00%	A2A S.p.A.	479	Equity method
	39.55%	A2A S.p.A.	392	Equity method
	23.88%	A2A S.p.A.	466	Equity method
	27.00%	A2A S.p.A.	58	Equity method
	20.00%	AEM Service S.r.l.	163	Equity method
	40.00%	A2A S.p.A.	10	Equity method
	35.00%	A2A S.p.A.	10	Equity method
	45.00%	A2A S.p.A.	9	Equity method
	50.00%	Aprica S.p.A.	53	Equity method
	40.74%	A2A S.p.A.	20	Equity method
	48.86%	A2A S.p.A. (48.48%) ASM Reti S.p.A. (0.38%)	3,403	Equity method
			1,934	See attachment no. 5
			1,325	See attachment no.6
			2,552,738	
	20.00%	A2A S.p.A.	689,054	IFRS 5

5 - Investments of the Ecodeco Group

Name	Registered office	Currency	Share capital (*)
Scope of consolidation			
Ecodeco S.r.l.	Milan	Euro	7,469
Ecodeco Hellas S.A.	Athens	Euro	60
Ecolombardia 18 S.r.l.	Milan	Euro	658
Ecolombardia 4 S.p.A.	Milan	Euro	17,727
Sicura S.r.l.	Milan	Euro	1,040
Fertilvita S.r.l.	Milan	Euro	3,752
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	Lst	250,002
Amica Biella S.r.l.	Cavaglià (Bi)	Euro	75
Cavaglià S.p.A.	Milan	Euro	307
Vespia S.r.l.	Turin	Euro	10
A.S.R.A.B. S.p.A.	Biella	Euro	2,582
Amica Villafalletto S.r.l.	Cavaglià (Bi)	Euro	110
Nicosiambiente S.r.l.	Milan	Euro	50
Ecoair S.r.l.	Milan	Euro	10
Investments valued at equity			
SED S.r.l.	Robassomero (To)	Euro	1,250
Bergamo Pulita S.r.l.	Bergamo	Euro	10
Tecnoacque Cusio S.p.A.	Omegna (Vb)	Euro	206
Biotecnica S.r.l. (in liquidation)	Varese	Euro	10
Bellisolina S.r.l.	Montanaso Lombardo (Lo)	Euro	52
Total investments			

(*) Share capitals are expressed in thousands of euro.
The share capital of System Ecodeco UK is in sterling.

	% Group holding at 12 31 2008	% shares held	Shareholder	Book value at 12 31 2008	Valuation method
					Line-by-line consolidation
	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
	91.67%	91.67%	Ecodeco S.r.l.		Line-by-line consolidation
	68.56%	68.56%	Ecodeco S.r.l.		Line-by-line consolidation
	96.80%	96.80%	Fertilvita S.r.l.		Line-by-line consolidation
	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
	100.00%	100.00%	Fertilvita S.r.l. (51%), Ecodeco S.r.l. (24%), Cavaglià S.p.A. (25%)		Line-by-line consolidation
	100.00%	100.00%	Fertilvita S.r.l.		Line-by-line consolidation
	98.90%	98.90%	Cavaglià S.p.A.		Line-by-line consolidation
	69.00%	69.00%	Cavaglià S.p.A.		Line-by-line consolidation
	100.00%	100.00%	Fertilvita S.r.l. (34.77%), Ecodeco S.r.l. (17.05%), Cavaglià S.p.A. (48.18%)		Line-by-line consolidation
	98.90%	98.90%	Cavaglià S.p.A. (96.90%), Ecodeco S.r.l. (2%)		Line-by-line consolidation
	100.00%	100.00%	Ecodeco S.r.l.		Line-by-line consolidation
		50.00%	Ecodeco S.r.l.	1,272	Equity method
		50.00%	Ecodeco S.r.l.	390	Equity method
		25.00%	Cavaglià S.p.A.	261	Equity method
		50.00%	Ecodeco S.r.l.	11	Equity method
		50.00%		-	Equity method
				1,934	

6 - Investments of the Coriance Group

Name	Registered office	Currency	Share capital	
Scope of consolidation				
CORIANCE	Noisy Le Grand - France	Euro	5,407	
A.E.S.	Noisy Le Grand - France	Euro	40	
GRESIL3	Noisy Le Grand - France	Euro	n.d.	
A.B.E.S.	Noisy Le Grand - France	Euro	40	
ENERGIE MEAUX	Noisy Le Grand - France	Euro	3,050	
M.E.S.	Noisy Le Grand - France	Euro	40	
S.T.V.L.B.G.	Noisy Le Grand - France	Euro	150	
B.M.E.S.	Noisy Le Grand - France	Euro	40	
CHELLES CHALEUR	Noisy Le Grand - France	Euro	369	
D.E.S.	Noisy Le Grand - France	Euro	200	
ENERIANCE	Noisy Le Grand - France	Euro	150	
R.E.S.	Noisy Le Grand - France	Euro	38	
S.T.L.D.	Noisy Le Grand - France	Euro	40	
SOFREDITH	Noisy Le Grand - France	Euro	229	
Investments valued at equity				
GENNEDITH	Nanterre - France	Euro	85	
STSP	Salon De Provence - France	Euro	39	
SESAS	Noisy Le Grand - France	Euro	153	
Total investments				

	% Group holding at 12 31 2008	% shares held	Shareholder	Book value at 12 31 2008	Valuation method
	100.00%	100.00%	A2A Coriance		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	99.00%	99.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	100.00%	100.00%	Coriance S.a.s.		Line-by-line consolidation
	51.00%	51.00%	Coriance S.a.s.		Line-by-line consolidation
	26.45%	26.45%	Coriance S.a.s.	185	Equity method
	49.80%	49.80%	Coriance S.a.s.	371	Equity method
	50.00%	50.00%	Coriance S.a.s.	769	Equity method
				1,325	

7 - List of financial assets available for sale

Name - *figures are expressed in thousands of euro*	Shares held %	Shareholder	Book value at 12 31 2008
Financial assets available for sale			
Atel Holding AG	6.44%	A2A S.p.A.	505,534
Infracom S.p.A.	1.57%	A2A S.p.A.	2,011
S.p.A. Immobiliare-Fiera di Brescia	9.44%	A2A S.p.A.	1,101
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
S.p.A. Autostrade Centropadane	1.63%	A2A S.p.A.	1,386
E.M.I.T. S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Other			
Consorzio DIX.IT (in liquidation)			
Brescia Mobilità S.p.A.			
Secoval S.r.l.			
Hera S.p.A.			
Bergamo Energia S.p.A.			
AQM S.r.l.			
CESI S.p.A.			
Isfor 2000 S.c.p.a.			
INN.TEC. S.r.l.			
Brixia Expo-Fiera di Brescia S.p.A.			
Emittenti Titoli S.p.A.			
Livo S.r.l.			
Stradivaria S.p.A.			
Alesa S.r.l.			
Liro S.r.l.			
Fusio S.r.l.			
Consorzio Milansistema (in liquidation)			
S.I.T. S.p.A.			
Morina S.r.l.			
ANCCP S.r.l.			
Consorzio L.E.A.P.			

Name - *Figures are expressed in thousands of euro*	Shares held %	Shareholder	Book value at 12 31 2008
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
Soc. di Progetto Brebemi S.p.A.			
Tirreno Ambiente S.p.A.			
Consorzio Polieco			
Consorzio Italiano Compostatori			
Guglionesi Ambiente S.c.a.r.l.			
Cavaglià Sud S.r.l. (in liquidation)			
AvioValtellina S.p.A.			
A.C.B. Servizi S.r.l.			
Cramer Scrl			
Consorzio Intellimech			
CO.GE.R. 2004 S.p.A. (in liquidation)			
Gal Garda Valsabbia S.c.a.r.l.			
Presidio Ambiente S.r.l. (in liquidation)			
Old River Ranch S.c.a.r.l. (in liquidation)			
Total other			9,685
Total financial assets available for sale			524,322

8/a - Remuneration of the Management Board

Attachment 8 provides information on the remuneration of the Management Board and members of the Supervisory Board for the year paid by A2A S.p.A. and its direct subsidiaries. This is pursuant to article 78 of CONSOB Resolution 11971 of May 14, 1999, which laid down the rules for implementation of Decree no. 58 February 24, 1998 on Issuers. Remuneration means total emoluments paid for the position held, even for part of the year, as well as other non-monetary benefits, bonuses and other incentives, including those paid by subsidiaries of A2A S.p.A..

Name	Position	Duration of the position		Emoluments for the position	Bonuses and other incentives	Other remune-ration	Total
		From	To				
Zuccoli Giuliano	Chairman	03.11.2008	12.31.2008	566,120	652,221	99,561 (A)	1,317,902
Luigi Morgano	Deputy Chairman	03.11.2008	12.31.2008	242,623	242,623	64,649 (B)	549,895
Mario Cocchi	Director	03.11.2008	12.31.2008	60,656	60,656		121,311
Giovanni Gorno Tempini	Director	03.11.2008	12.31.2008	60,656	60,656		121,311
Randazzo Francesco	Director	03.11.2008	12.31.2008	60,656	60,656	21,612 (C)	142,923
Renato Ravanelli	Director	03.11.2008	12.31.2008	60,656	60,656		121,311
Simone Rondelli	Director	03.11.2008	12.31.2008	60,656	60,656		121,311
Paolo Rossetti	Director	03.11.2008	12.31.2008	60,656	60,656		121,311
TOTAL				**1,172,678**	**1,258,778**	**185,822**	**2,617,278**
Remuneration and benefits in kind of General Managers				827,111	650,000	10,633	1,487,774
Remuneration and benefits in kind of managers with strategic responsibilities							1,701,421

(A) Euro 99,561 received as member of the Board of Directors of Delmi S.p.A. (euro 25,806), A2A Trading S.r.l. (euro 11,475), A2A Calore & Servizi S.r.l. (euro 11,783), Plurigas S.p.A. (euro 10,497), Ecodeco S.r.l. (euro 37,500), Fertilvita S.r.l. (euro 2,500).

(B) Euro 64,649 received as member of the Board of Directors of Delmi S.p.A. (34,563), Plurigas S.p.A. (25,922).

(C) Euro 22,847 received as member of the Board of Directors of AEM Elettricità S.p.A. (euro 16,981), Delmi S.p.A. (euro 4,631) and Plurigas S.p.A. (euro 1,235).

8/b - Remuneration of the Supervisory Board

Name	Position	Duration of the position		Emoluments for the position	Bonuses and other incentives	Other remune-ration	Total
		From	To				
Renzo Capra	Chairman	02.23.2008	12.31.2008	449,590		131,722 (A)	581,312
Alberto Sciumé	Deputy Chairman	02.23.2008	12.31.2008	230,492		106,877 (B)	337,369
Adriano Bandera	Director	02.23.2008	12.31.2008	64,139		58,689 (C)	122,828
Tancredi Bianchi	Director	02.23.2008	12.31.2008	64,139		45,221 (D)	109,360
Claudio Buizza	Director	02.23.2008	12.31.2008	64,139		25,344 (E)	89,483
Antonio Capezzuto	Director	02.23.2008	12.31.2008	64,139		44,074 (F)	108,213
Dario Cassinelli	Director	02.23.2008	12.31.2008	64,139		43,574 (G)	107,713
Gianni Castelli	Director	02.23.2008	12.31.2008	64,139		25,344 (H)	89,483
Pierfrancesco Cuter	Director	02.23.2008	12.31.2008	64,139		58,689 (I)	122,828
Marco Miccinesi	Director	02.23.2008	12.31.2008	64,139		35,959 (L)	100,098
Massimo Perona	Director	02.23.2008	12.31.2008	64,139		76,065 (M)	140,204
Angelo Rampinelli Rota	Director	02.23.2008	12.31.2008	64,139		71,918 (N)	136,057
Giovanni Rizzardi	Director	31,03,08	12.31.2008	56,557		15,090 (O)	71,647
Cesare Spreafico	Director	02.23.2008	12.31.2008	64,139		44,574 (P)	108,713
Antonio Matteo Taormina	Director	02.23.2008	12.31.2008	64,139		26,344 (Q)	90,483
Luigi Morgano	Director	02.23.2008	03.04.2008	2,254			2,254
TOTAL				**1,508,566**	**-**	**809,484**	**2,318,050**

(A)	Of which:	
	INTERNAL CONTROL COMMITTEE	81,148
	NOMINATIONS COMMITTEE	40,574
	ATTENDANCE FEES INTERNAL CONTROL COMMITTEE	9,000
	ATTENDANCE FEES NOMINATIONS COMMITTEE	1,000
(B)	Of which:	
	INTERNAL CONTROL COMMITTEE	64,918
	NOMINATIONS COMMITTEE	32,459
	ATTENDANCE FEES INTERNAL CONTROL COMMITTEE	8,500
	ATTENDANCE FEES NOMINATIONS COMMITTEE	1,000
(C)	Of which:	
	INTERNAL CONTROL COMMITTEE	48,689
	ATTENDANCE FEES INTERNAL CONTROL COMMITTEE	10,000
(D)	Of which:	
	COMPENSATION COMMITTEE	24,344
	DONATIONS COMMITTEE (from Yune 03, 2008)	17,377
	ATTENDANCE FEES COMPENSATION COMMITTEE	1,500
	ATTENDANCE FEES DONATIONS COMMITTEE	2,000
(E)	Of which:	
	NOMINATIONS COMMITTEE	24,344
	ATTENDANCE FEES NOMINATIONS COMMITTEE	1,000
(F)	Of which:	
	FINANCIAL STATEMENTS COMMITTEE	40,574
	ATTENDANCE FEES FINANCIAL STATEMENTS COMMITTEE	3,500
(G)	Of which:	40,574
	COMPENSATION COMMITTEE	
	ATTENDANCE FEES COMPENSATION COMMITTEE	3,000
(H)	Of which:	
	NOMINATIONS COMMITTEE	24,344
	ATTENDANCE FEES NOMINATIONS COMMITTEE	1,000
(I)	Of which:	
	INTERNAL CONTROL COMMITTEE	48,689
	ATTENDANCE FEES INTERNAL CONTROL COMMITTEE	10,000
(L)	Of which:	
	FINANCIAL STATEMENTS COMMITTEE	32,459
	ATTENDANCE FEES FINANCIAL STATEMENTS COMMITTEE	3,500
(M)	Of which:	
	COMPENSATION COMMITTEE	24,344
	FINANCIAL STATEMENTS COMMITTEE	24,344
	DONATIONS COMMITTEE	17,377
	ATTENDANCE FEES COMPENSATION COMMITTEE	3,000
	ATTENDANCE FEES FINANCIAL STATEMENTS COMMITTEE	3,500
	ATTENDANCE FEES DONATIONS COMMITTEE	3,500
(N)	Of which:	
	COMPENSATION COMMITTEE	32,459
	DONATIONS COMMITTEE (from Yune 03, 2008)	32,459
	ATTENDANCE FEES COMPENSATION COMMITTEE	3,000
	ATTENDANCE FEES DONATIONS COMMITTEE	4,000
(O)	Of which:	
	COMMITTEE FINANCIAL STATEMENTS (from July 7, 2008)	14,590
	ATTENDANCE FEES FINANCIAL STATEMENTS COMMITTEE	500
(P)	Of which:	
	DONATIONS COMMITTEE	40,574
	ATTENDANCE FEES DONATIONS COMMITTEE	4,000
(Q)	Of which:	
	FINANCIAL STATEMENTS COMMITTEE	24,344
	ATTENDANCE FEES FINANCIAL STATEMENTS COMMITTEE	2,000

8/c - Remuneration of the Board of Directors formerly AEM S.p.A. (now A2A S.p.A.)

Name	Position	Duration of the position		Emoluments for the position	Bonuses and other incentives	Other remune-ration	Total
		From	To				
Zuccoli Giuliano (a)	Chairman and Managing Director	01.01.2008	03.11.2008	110,833			110,833
Sciumè Alberto (b)	Deputy Chairman						-
	Director	01.01.2008	02.23.2008	14,408		2,000	16,408
Randazzo Francesco (a)	Director	01.01.2008	01.01.2008	7,554			7,554
Oberti Paolo	Director	01.01.2008	03.10.2008	7,554			7,554
Scarselli Aldo	Director	01.01.2008	03.10.2008	7,554		2,000	9,554
Mauri Mario	Director	01.01.2008	03.10.2008	7,554			7,554
Taormina Antonio (b)	Director	01.01.2008	02.23.2008	5,719		2,000	7,719
Cassinelli Dario (b)	Director	01.01.2008	02.23.2008	5,719			5,719
Castelli Gianni (b)	Director	01.01.2008	02.23.2008	5,719			5,719
TOTAL				**172,614**	**-**	**6,000**	**178,614**

(a) Joined the Management Board.
(b) Joined the Supervisory Board.

8/d - Remuneration of the Board of Statutory Auditors of AEM S.p.A. (now A2A S.p.A.)

Name	Position	Duration of the position		Emoluments for the position	Bonuses and other incentives	Other remune-ration	Total
		From	To				
Fossati Alfredo	Chairman Board of Statutory Auditors	01.01.2008	02.22.2008	6,956			6,956
Spadacini Luigi Carlo	Acting Statutory Auditor	01.01.2008	02.22.2008	4,637			4,637
Messina Salvatore Rino	Acting Statutory Auditor	01.01.2008	02.22.2008	4,637			4,637
TOTAL				**16,231**			**16,231**

Certification of the consolidated financial statements pursuant to article 154-*bis* para. 5 of Legislative Decree no. 58/98

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Paolo Rundeddu, as the Manager in charge of preparing accounting documents of A2A S.p.A. certify the following, taking into account the provisions of article 154-*bis*, paras. 3 and 4, of Decree 58 of February 24, 1998:
   - the adequacy in relation to the characteristics of the business, and
   - the effective application,

   of the administrative and accounting procedures for the preparation of the consolidated financial statements during 2008.

2. We also certify that:

   2.1 the consolidated financial statements:

   a) have been prepared in accordance with the applicable International Financial Reporting Standards approved by the European Community pursuant to EC Regulation 1606/2002 of the European Parliament and Council of July 19, 2002;

   b) agree with the balances on the books of account and accounting entries;

   c) are able to give a true and fair view of the assets and liabilities, results and financial position of the company and of the various companies included in the consolidation;

   2.2 the report on operations contains a reliable analysis of trends and results, as well as of the issuer's situation and of the companies included in the consolidation, together with a description of the main risks and uncertainties to which they are exposed.

Milan, March 25, 2009

Giuliano Zuccoli
(for The Management Board)

Paolo Rundeddu
(Manager in charge of preparing accounting documents)

0.5
Independent Auditors' Report

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
A2A SpA

1 We have audited the consolidated financial statements of A2A SpA and its subsidiaries ("A2A GROUP") as of 31 December 2008, comprising the consolidated balance sheet, income statement, statement of changes in shareholders' equity, cashflow statement and related notes. These consolidated financial statements are the responsibility of A2A's directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present the corresponding amounts of the prior period for comparative purposes. As reported in the notes to the consolidated financial statements, the directors modified the comparative amounts of the consolidated financial statements of the prior period, which we audited and on which we issued our report on 10 April 2008. The modification involved a change in the consolidation method applied to joint ventures, which instead of being consolidated proportionally are now carried at equity. We examined the methods adopted to determine the corresponding amounts of the prior period and the disclosures reported in the related notes, in order to formulate our opinion on the consolidated financial statements as of 31 December 2008.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

PRICEWATERHOUSECOOPERS

3 In our opinion, the consolidated financial statements of A2A SpA as of 31 December 2008 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the consolidated financial position, results of operations, changes in shareholders' equity and cashflows of A2A GROUP for the year then ended.

4 The preparation of the report on operations, as provided for by the law and applicable regulations, is the responsibility of the directors of A2A SpA. Our responsibility is to express an opinion on the consistency of the report on operations with the financial statements, as required by article 156, paragraph 4-bis, letter d), of Legislative Decree No.58/98. To this end, we have performed the procedures required under Auditing Standard No. 001 issued by the Italian accounting profession (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabil) and recommended by CONSOB . In our opinion the report on operations is consistent with the consolidated financial statements of A2A SpA as of 31 December 2008.

Milan, 10 April 2009

PricewaterhouseCoopers SpA

Marco Sala
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation



REPORT ON OPERATIONS 2008

a2a

Contents

This is a translation of the Italian original "Relazione sulla gestione 2008" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.



The A2A Group at December 31, 2008


A2A Spa
51.00% Delmi (4)
50.00% Transalpina di Energia
61.28% Edison (1)
6.44% Atel Holding AG
20.00% Edipower
100.00% A2A Produzione
20.00% E.ON Produzione (3)
100.00% A2A Trading
100.00% A2A Alfa
100.00% A2A Beta
100.00% ASM Energy
70.00% Plurigas
100.00% COGAS
80.00% Ostros Energia
89.84% Abruzzo Energia (4)
67.00% Energen
50.00% Ergosud
100.00% Aem Energia
100.00% Asmea
100.00% Tidonenergie
33.33% Lumenergia
50.00% Ergon Energia
100.00% Bas Omniservizi
50.00% Metamer
100.00% Aem Service
100.00% A2A Calore & Servizi
100.00% Asm Calore & Servizi
98.08% A2A Coriance
100.00% Coriance
51.00% Asm Servizi
50.00% Asm Novara (4)
49.00% Malpensa Energia
60.00% Proaris
100.00% Amsa
100.00% Amsa 2
100.00% Amsa 3
100.00% Ecodeco
100.00% Fertilvita
100.00% Sistema Ecodeco UK
99.97% Aprica
100.00% Bas Power
79.98% Montichiari Ambiente
100.00% Aem Elettricità
100.00% Aem Gas
99.98% Bas SII
100.00% Retrasm
74.50% Camuna Energia
67.00% Seasm
100.00% Asm Elettricità
100.00% Asm Reti
48.86% ASVT (2)
91.60% Retragas
32.52% Società Servizi Valdisotto
20.00% Acsm
24.99% Agam Monza
14.48% Trentino Servizi
23.53% Metroweb
100.00% Selene
100.00% Itradeplace
100.00% Bas.Com
49.00% e-Utile
100.00% Aprica Studi
35.00% Alagaz
27.00% Zincar (in liquidazione)

Areas of activity

- Energy
- Heat & services
- Environment
- Networks
- Other companies

(1) The percentage of 61.28% relates to the ordinary shares owned by Transalpina di Energia (TdE). The percentage held in the share capital is 60.0%. Edison holds 50% of Edipower.
(2) Of which 0.38% is held through Asm Reti.
(3) Formerly Endesa Italia S.p.A..
(4) Note that there are call and put options on another stake in the company.

This chart shows the principal investments of the A2A Group. See attachments 1, 2, 3, 4 and 5 for a full list of investments.

Key figures of the A2A Group (1)

Revenues 6,094 million euro

Gross profit from operations 1,068 million euro

Net profit 316 million euro

Income statement *Millions of euro*	01 01 2008 12 31 2008	**01 01 2007** **12 31 2007** **Restated (*)**
Revenues	6,094	**2,814**
Operating costs	(4,573)	(2,131)
Labour costs	(453)	(144)
Gross profit from operations	1,068	**539**
Depreciation, amortisation, provisions and writedowns	(369)	(179)
Net profit from operations	699	**360**
Financial costs	(140)	64
Other non-operating profits	13	–
Other non-operating costs	–	(3)
Profit before tax	572	**421**
Income tax expense	(227)	(52)
Net result from non-current assets sold or held for sale	2	(1)
Minority interests	(31)	(76)
Net profit for the year pertaining to the group	316	**292**
Gross profit from operations/Net revenues	17.5%	**19.2%**

(*) Figures related to the former AEM Group.

(1) The figures serve as performance indicators as required by CESRN/05/178/B.

Balance sheet *Millions of euro*	12 31 2008	12 31 2007 Restated (*)
Net capital employed	8,206	5,148
Equity pertaining to the Group and minority interests	4,722	3,054
Consolidated net financial position	(3,484)	(2,094)
Consolidated net financial position/Equity pertaining to the Group and minority interests	0.74	0.69
Consolidated net financial position/Market cap	0.52	0.43

(*) Figures related to the former AEM Group.

Financial position *Millions of euro*	12 31 2008	12 31 2007 Restated (*)
Net cash flows from operating activities	548	92
Net cash flows absorbed by investment activities	(455)	(346)
Free cash flow	93	(254)

(*) Figures related to the former AEM Group.

Dividends ____ 0.097 euro per share

Market capitalisation at 12 31 2008 ____ 3,982 millions of euro

Key figures of A2A S.p.A.	12 31 2008	12 31 2007 (*)
Share capital (euro)	1,629,110,744	936,024,648
Number of ordinary shares (par value 0.52 euro)	3,132,905,277	1,800,047,400
Number of treasury shares (par value 0.52 euro)	47,434,850	30,434,850

(*) Figures related to the former AEM Group.

Key rates and prices	12 31 2008	12 31 2007
Average 6-month Euribor	4.727%	4.352%
Average price of Brent crude (USD/bbl)	96.99	72.520
Average exchange rate Euro/$ (*)	1.47	1.37
Average price of Brent crude (Euro/bbl)	65.98	52.93

(*) Source: Italian Foreign Exchange Office.







Net profit/Average equity (ROE)


13.8%
10.3%
25
20
15
10
5
0
07 (*)
08

(*) Figures related to the former AEM Group.

Dividend/Average share price for the year (Dividend Yield)


3.4%
3.5%
3.6%
3.6%
4.5%
5
4.5
4
3.5
3
2.5
2
1.5
1
0
04 (*)
05 (*)
06 (*)
07 (*)
08

(*) Figures related to the former AEM Group.



A2A on the Stock Exchange

AEM in figures

Average market capitalisation in 2008	€ 6,755 m
Market capitalisation at 12.31.2008	€ 3,982 m
Average volumes in 2008	10,897,311

Market data
euro per share

Average price in 2008(P)	2.156
High in 2008	3.096
Low in 2008	1.204

Stock data

	2008	2007 Restated
Earnings per share (EPS)	0.102	0.164
Cash-flow per share (CFPS)	0.175	0.051
Dividend per share (DPS)	0.097	0.097
Price/Earnings per share (P/EPS)	21.14x	16.50x
Price/Cash-flow (P/CFPS)	12.32x	53.06x
Dividend yield (DPS/P)	4.5%	3.6%
Number of shares (million)	3,133	1,800

Multiples calculated on the average price for the year.



Shareholders (*)


Market
35.1%
Municipality of Milan
27.5%
Fidelity
International Ltd.
2.4%
Carlo Tassara S.p.A.
2.5%
Atel Holding AG
5.00%
Municipality of Brescia
27.5%

(*) Holdings > 2% (as of December 31, 2008).

A2A forms part of the following indices

S&P/MIB
DJ STOXX
DJ EUROSTOXX
Wisdomtree
FTSEurofirst

Ethical indices

FTSE4GOOD
Ethibel Sustainability
Axia Ethical
ECPI Ethical Index EMU
S-BOX Climate Change

Sources: Bloomberg, CONSOB, rating agencies

Ratings

		Actual
Standard & Poor's	Long-term rating	BBB+
	Short-term rating	A-2
	Outlook	Stable
Moody's	Long-term rating	A3
	Outlook	Stable

A2A in 2008


€/share
Volumes
3.5
3
2.5
2
1.5
1
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
Jan-08 Feb-08 Mar-08 Apr-08 May 08 June 08 Yuly 08 Aug-08 Sept-08 Oct-08 Nov-08 Dec-08
Volumes
Price per share

Comparison of A2A, S&P/MIB and Dow Jones STOXX Utilities

(prices January 1, 2008 = 100)


110
100
90
80
70
60
50
40
30
Jan-08 Feb-08 Mar-08 Apr-08 May 08 June 08 Yuly 08 Aug-08 Sept-08 Oct-08 Nov-08 Dec-08
A2A
S&P/MIB
DOW JONES STOXX UTILITIES

Corporate bodies

SUPERVISORY BOARD

CHAIRMAN
Renzo Capra

DEPUTY CHAIRMAN
Alberto Sciumè

DIRECTORS
Adriano Bandera
Tancredi Bianchi
Claudio Buizza
Antonio Capezzuto
Dario Cassinelli
Gianni Castelli
Pierfrancesco Cuter
Marco Miccinesi
Massimo Perona
Angelo Rampinelli Rota
Giovanni Rizzardi
Cesare Spreafico
Antonio Matteo Taormina

MANAGEMENT BOARD

CHAIRMAN
Giuliano Zuccoli

DEPUTY CHAIRMAN
Luigi Morgano

DIRECTORS
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Simone Rondelli
Paolo Rossetti
Giovanni Gorno Tempini

GENERAL MANAGERS

CORPORATE AND MARKET AREA
Renato Ravanelli

TECHNICAL-OPERATIONS AREA
Paolo Rossetti

INDEPENDENT AUDITORS

PricewaterhouseCoopers S.p.A.
(appointed by the Shareholders' Meeting of April 26, 2007)



Significant events during the year of the Group

Atel public share exchange offer

The public offer to exchange shares in Atel S.A. for shares in Atel Holding S.A. closed on January 11, 2008. A2A S.p.A. exchanged 174,855 Atel S.A. shares for 1,403,211 Atel Holding S.A. shares. Following this exchange, A2A S.p.A. now holds 6.43% of Atel Holding S.A..

A2A S.p.A. and the Municipality of Sesto San Giovanni: creation of a partnership

On January 18, 2008 A2A S.p.A. sold 40% of Proaris S.r.l. to the Municipality of Sesto San Giovanni in order to create a partnership to clean up the water-bearing stratum, simultaneously producing clean heat and electricity, before releasing the purified water.
Under the shareholder agreements, the Chairman of the Board of Director s will be nominated by the Municipality of Sesto San Giovanni, whereas the Managing Director will be nominated by A2A S.p.A.

Constitutional Court-Law 266 of December 23, 2005, (article 1, paras. 483, from 485 to 488 and 492)

With a sentence passed on January 18, 2008, the Constitutional Court declared the illegitimacy of certain provisions of Law 266 of December 23, 2005 (article 1, paras 483, 485-488 and 492), which contain detailed regulations on water concessions for hydroelectric purposes, consisting of transitional rules with immediate effect as well as rules to be applied once the system is up and running". In particular, the Court decided that there were conflicts of attribution between the State and the Regions promoted with the recourse of certain regional administrations. The Court therefore considered unconstitutional the 10-year extension of the concessions underway at the date when the law came into effect, subject to carrying out suitable plant modernisation works, as this damaged the competitive competence of the Regions in the production, transport and distribution of energy on a national basis as per article 117.3 of the Constitution. For further details on the accounting effects of the application of this decision, reference should be made to note 1 of the consolidated financial statements.

A2A's stake in Edipower S.p.A. rises to 20%

On January 31, 2008 the transfer was completed of 28,826,000 Edipower shares, 2% of the share capital, representing the last tranche of the shares subject to the put and call options exercised in July 2007 by Unicredit S.p.A..

As a result of this transaction, A2A S.p.A.'s interest in Edipower S.p.A. has increased to 20%.

A2A S.p.A.: Appointment of the members of the Supervisory Board

On February 22, 2008 the Shareholders' Meeting of A2A S.p.A. appointed the Supervisory Board for three years based on a voting list, consisting of the following members:

- Renzo Capra – Chairman;
- Alberto Sciumè – Deputy Chairman;
- Claudio Buizza;
- Adriano Bandiera;
- Antonio Capezzuto;
- Dario Cassinelli;
- Pierfrancesco Cuter;
- Gianni Castelli;
- Luigi Morgano;
- Marco Miccinesi;
- Angelo Rampinelli Rota;
- Cesare Spreafico,

taken from the list of candidates presented jointly by the Municipality of Brescia and the Municipality of Milan, together the holders (directly or indirectly through subsidiaries) of 54.912% of the share capital;

- Antonio Matteo Taormina;
- Massimo Perona,

taken from the list of candidates presented by the minority shareholder, Atel Italia Holding S.r.l.;

- Tancredi Bianchi,

taken from the list of candidates presented by the minority shareholder, the Municipality of Bergamo.

The new text of the articles of association comes into effect from February 22, 2008 with the consequent transfer of the registered office to Via Lamarmora 230, Brescia.

In replacement of Mr. Morgano, who resigned, the Shareholders' Meeting of March 31, 2008 appointed Mr. Giovanni Rizzardi.

A2A S.p.A.: Appointment of the members of the Management Board

A meeting of the Supervisory Board of A2A was held on March 10, 2008 under the chairmanship of Renzo Capra. Once the Nominations Committee had checked that the candidates had the necessary requisites, the Supervisory Board unanimously appointed the following as members of the Management Board:

- Giuliano Zuccoli – Chairman;
- Luigi Morgano – Deputy Chairman;
- Mario Cocchi;
- Giovanni Gorno Tampini;
- Francesco Randazzo;
- Renato Ravanelli;
- Simone Rondelli;
- Paolo Rossetti.

Of the members of the Management Board, the following have the requisites to be considered independent: Giovanni Gorno Tempini, Luigi Morgano and Simone Rondelli.

2007 draft financial statements of the AEM, ASM and AMSA Groups and pro-forma financial statements of the A2A Group

On March 27, 2008, the Management Board examined and approved the draft financial statements for 2007 and the pro- forma figures for 2007. At the end of the review, the Board proposed the distribution of a dividend of euro 0.097 per share (+38.6% compared with the previous year).

On April 28, 2008, the Supervisory Board examined and approved the draft financial statements and pro-forma figures for 2007.

On May 30, 2008 the Shareholders' Meeting of A2A S.p.A. approved the proposal to distribute a dividend of Euro 0.097 per share, which was paid from June 26, 2008, going ex-coupon (no. 10) on June 23, 2008, for 299 million euro.

The Supervisory Board approved the Guidelines for the 2008-2012 Business Plan of the A2A Group prepared by the Management Board

On March 27, 2008, the Supervisory Board approved the Guidelines for the 2008-2012 Business Plan prepared by the Management Board.

Net of the effects of consolidating the investment in the subsidiary Edison, the Plan envisages:

- capital expenditure during the period of 2.5 billion euro;
- an average annual rate of growth in gross profit from operations of 7.5% compared with 2007, including synergies deriving from the progressive integration of the activities carried out by the AEM, ASM and AMSA Groups, which gave rise to the A2A Group;
- a net financial position, before the distribution of dividends, down from 3.8 to 2.1 billion euro;
- continuation of the share buyback plan in;
- the distribution of a dividend per share not lower than the one proposed to the Shareholders' Meeting for 2007.

A2A intends to concentrate the industrial development of the Group in four areas of activity:

Energy - The development of electricity sales in the period 2007-2012, from 28 to 33 billion kWh, will be possible thanks to completion of the investments in the combined-cycle thermoelectric plants at Gissi (CH) of 780 MW and at Scandale (KR) of 720 MW in which the Group has a 50% interest, and the acquisition of the generation assets of E.ON Produzione S.p.A. (formerly Endesa Italia) in exchange for the 20% stake held in the company controlled by the E.ON Group.
As a result of these investments, by the end of 2009 the A2A Group should already have installed capacity of 6,000 MW (3,400 MW at the end of 2007), with an efficient production mix consisting of gas and coal fed thermoelectric power plants, hydroelectric power stations and wind farms. The growth in margins will be sustained by developing the various business activities, which will be subject to careful monitoring of the associated risks. Apart from Italy, A2A is already operating in the energy markets of certain foreign countries, such as France, Austria, Slovenia, Germany, Switzerland and Greece.
In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to more than 6 billion cubic metres per year (5 billion in 2007). From the point of view of utilisations, sales on wholesale markets will gradually decline so as to make dual fuel sales on the end-customer market.
A2A's objective is to strengthen even more its industrial relations with Edison, which will be called upon to contribute more and more towards vertical integration of the A2A Group in upstream gas markets. From an accounting point of view, it is worth remembering that A2A

consolidated Edison's results (through its 50% co-subsidiary Transalpina di Energia srl) on a proportional basis up until December 31, 2007. Last November, Edison announced its own 2008-2013 Business Plan, which envisages average rates of growth in EBITDA of between 7 and 8% per year (1,602 million euro in 2007) and capital expenditure of 3 billion euro in the power sector and 3.2 billion euro in the hydrocarbons sector.

Environment - A2A is a leading Italian operator in the field of waste management where, thanks to the activities carried on by the AMSA, Aprica and Ecodeco Groups, it has a presence in the entire value sector, from collection to the treatment of urban and industrial waste, also recycling them to produce energy. The Group also designs and builds integrated plant systems for third parties with which it has a technological, industrial and commercial partnership.
The Plan also provides for the construction of 10 new waste disposal plants and a new incinerator, in addition to the five already in operation, making it possible to raise the volume of waste being handled from the current 3 million tonnes to more than 4 million tonnes per year. These investments will make it possible to offset the reduction in profitability during the period caused by expiry of the CIP 6 incentives for electricity generation by the waste incinerators currently in operation.
There is also expected to be significant room for growth in this sector in Italy (construction of new WTE plants) and abroad (A2A already has a presence in the UK and Spain). These opportunities were not included in the Business Plan for prudence sake, as it will take some time to choose the best projects to pursue.

Heat and services - The Business Plan foresees a consolidation of the Group's leadership on the domestic market, with an increase in sales of heat from the current 1.5 billion kWh to more than 3 billion, backed by the construction of more than 700 MW of new cogeneration plants (14 plants, including 9 in Milan) and by the development of urban distribution networks. Priority will be give, in particular, to further development in the Bergamo, Brescia and Milan areas and to initiatives already under consideration in various parts of Northern Italy. The contribution that the development of urban district heating networks will make in terms of lower atmospheric emissions will be emphasised by technological innovation (e.g. development of systems for recovering energy from the water-bearing stratum by means of natural gas cogeneration systems integrated with heat pumps).

Networks - The management of electricity, gas and water distribution networks (a sector in which the A2A Group is present throughout the value sector) will make it possible to maintain a portion of its margins associated with regulated tariffs, which involve lower risk. The plan foresees stable volumes of electricity and water distributed (in 2007, 12 billion kWh and 91 million cubic metres, respectively) and a steady increase in the volumes of gas distributed (from 1.8 to 2.6 billion cubic metres), also by taking part in competitive tenders for the renewal of expired concessions, the effect of which will also be a gradual reduction in the number of operators in this sector.

The capital investments in this sector will aim to maintain the high quality of the service already achieved, completing the installation of electronic meters for measuring electricity consumption. A plan to install electronic meters for gas consumption will also be initiated during the period of the plan.

Period for execution of the plan to buy treasury shares expired

Pursuant to article 144-bis.4 of CONSOB Regulation no. 11971/1999 and subsequent amendments, A2A S.p.A. (the "Company") communicated that on April 27, 2008 the plan to buy treasury shares came to an end. It was approved by the Company's Shareholders' Meeting on October 27, 2006 (the "Plan").

The Plan involved up to a maximum of 180,004,740 ordinary shares (10% of the share capital at the date of the resolution) and had been authorised for 18 months from the date of the shareholders' resolution on October 27, 2006.

At the end of the plan, the Company holds a total of 47,434,850 ordinary shares, equal to 1.51% of the share capital, of which 16,159,850 already in portfolio in execution of the previous plan to purchase treasury shares.

31,275,000 ordinary shares have been purchased on the Stock Exchange at an average price of euro 2.6282 for a total of euro 82,197,249.76.

The maximum purchase price under the Plan was Euro 2.8543 per share and therefore within the limits of the shareholders' resolution of October 27, 2006.

Purchases on the Stock Exchange began on May 22, 2007 and ended on March 19, 2008.

The objectives of the Plan were: a) to take advantage of an opportunity to invest liquidity efficiently in relation to the Company's development and stock market trends; b) to carry out trading, hedging and arbitrage transactions; and c) to permit the use of treasury shares in transactions linked to current operations and industrial projects in line with the strategies that the Company intends to pursue, as these sometimes involve share exchanges.

The purchase of 31,275,000 ordinary shares took place on the official Stock Exchange, where the Company's shares are traded, in compliance with all applicable laws and supervisory provisions.

Lastly, it is worth remembering that on March 27, 2008 the Management Board resolved to submit the proposal to renew the authorisation to buy and sell treasury shares within the maximum limits permitted by law, subject to the approval of the Supervisory Board in accordance with the articles of association.

On the proposal of the Municipality of Brescia, seconded by the Municipality of Milan, the Shareholders' Meeting of May 30, 2008 decided to postpone any resolution on this matter until the next meeting.

Agreement with Cofathec/Gaz de France for the purchase of Cofathec Coriance S.a.s.

On May 29, 2008 A2A signed an agreement with Cofathec S.a.s., a member of the Gaz de France Group, to buy 100% of Cofathec Coriance S.a.s., a company that operates in France in the field of district heating and electricity generation from cogeneration plants.
Directly as well as indirectly through its subsidiaries, Cofathec Coriance manages urban district heating and district cooling plants on the basis of long-term concessions.
It runs 20 plants under concession with an installed power of around 670 MWt; the company also has a number of minority investments in other plants. The plants use various types of fuelstock: cogeneration, biomass, geothermy, boilers, industrial gases and waste incineration. The installed electrical power of the cogeneration plants is more than 80 MWe. Total output in 2007 came to around 670 Gwht and 250 GWhe. The scope of the sale excludes the 50% investment that Coriance holds in Climespace, which provides district cooling services in Paris.
The plants are located mainly in the area surrounding Paris and in certain major cities (such as Toulouse and Dijon) and are run on the basis of specific concessions granted by the local authorities. These concessions have an average residual duration of around 13 years.
In 2007 the assets involved in the sale achieved revenues (pro-forma) of around 63 million euro, with a gross profit from operations of 8.6 million euro. These figures only include part of the results of certain plants that entered production in 2007 and do not include any of those due to enter production during the current year. Production of thermal energy is expected to rise to more than 800 Gwht in 2008 thanks to the new plants due to enter production.
The price paid on July 31, 2008 by A2A for the purchase of 100% of Cofathec Coriance S.a.s. (now Coriance S.a.s.), came to 44.6 million euro; Coriance's consolidated book net debt at the end of 2007 amounted to 34 million euro; for contractual purposes, the net financial position was increased by some 8 million euro to take account of certain provisions and other liabilities of a non-financial nature.
The sale of Cofathec Coriance (now Coriance S.a.s.) was one of the conditions imposed by the European Commission before it would authorise the merger of Gaz de France and Suez (which holds a significant proportion of the French district heating market through Elyo).
On July 31, 2008 A2A completed its purchase of 100% of Cofathec Coriance Sas.

Agreement signed to obtain ownership of certain power plants belonging to E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) having chosen the E.ON (formerly Endesa) power plants. The Group is diversifying its energy sources and strengthening its position in renewables

On June 16, 2008, A2A signed an agreement with Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A. Endesa Europa S.L. and Endesa Italia S.p.A., which gives A2A the right to initiate a spin-off of E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A). As a result of the spin-off, A2A will own certain power plants in exchange for its 20% holding in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.).
The operation was already envisaged in A2A's 2008-2012 Business Plan.
On July 18, 2008, A2A exercised its right to choose certain power plants owned by E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), thereby initiating the spin-off of this company as envisaged in the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A. E.ON AG, Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A..
In accordance with this agreement, the spin-off procedure provides for the setting up of a new corporate vehicle to which the chosen power generation assets will be transferred, together with the related liabilities that are allocated to them. A2A will hold 100% of this company's share capital in exchange for its 20% stake in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A). A2A chose the thermoelectric plant at Monfalcone and the hydroelectric nucleus in Calabria, with an installed power of 976 MW and 484 MW, respectively.
With the acquisition of these plants, A2A production availability rises considerably, from 4,100 MW to 5,500 MW, with more than 25% of the installed power being fed by a renewable source.
Considerable investment, that has already been authorised together with the environmental impact assessment (E.I.A.), is now planned for the Monfalcone plant: between now and 2011, this will see, on the one hand, the disposal of the oil-driven units (for an installed power of 640 MW, but less efficient and with a higher emission factor) and, on the other hand, the installation of a new 800 MW CCGT alongside the existing coal-fed units, thereby raising the total power of the plant to around 1,140 MW.
The hydroelectric power plants in Calabria will join the historical complex of pump, run-of-the-river and modulation hydroelectric plants located in Valtellina, as well as the nuclei owned by Edipower in Mese, Tusciano and Udine; once they have been refurbished and upgraded, they will also generate green certificates, like the run-of-the-river plants in the province of Brescia.
The acquisition of the assets of E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A) is linked to the recent completion of the combined-cycle thermoelectric plant at Gissi (province of

Chieti), which made its first network injection in June based on its first 400 MW power unit and in September based on its second unit, also of 400 MW.
As a result of these operations, the output of the A2A Group will be better distributed throughout the country and more diversified in terms of the primary sources and technologies used.

Standard & Poor's raises its long-term rating from BBB to BBB+

On July 18, 2008, Standard & Poor's Ratings Services improved its long-term rating of the A2A Group, raising it from BBB to BBB+, with a "stable" outlook. The new rating takes account of the Group's diversification in the energy sector, as well as its significant territorial presence in Lombardy.
S&P also confirmed its short-term rating of "A-2".

The Authority for Electricity and Gas published its approval of the "specific company equalisation" for AEM Elettricità for the period 2004-2007

On September 18, 2008, with provision ARG/ELT no. 121/08, based on the investigation carried out to implement resolution no. 96/04, the Authority for Electricity and Gas approved the amount of the "specific company correction factor applicable to revenues admitted to cover distribution costs", which is needed to calculate the amount of specific company equalisation to cover costs due to external variables outwith the control of AEM Elettricità and not covered by tariff revenues.
The value of the specific company equalisation booked in the financial statements amounts to 48 million euro, of which 13.3 million euro already recognized in 2004.
For further details on the accounting effect of this non-recurring item, please read note 28 in the consolidated financial statements.



Agreement signed with the Gazprom Group to set up a joint venture to sell natural gas

On September 25, 2008 A2A S.p.A. and Iride S.p.A. signed an agreement with two companies of the Gazprom Group (Gazprom Export LLC and ZMB GmbH) for the creation of a joint venture that will operate in the Italian natural gas market. In execution of the joint venture agreement (i) A2A Beta S.r.l. signed a long-term contract with the Gazprom Group to supply natural gas and started operating on the market from October 1, 2008; (ii) A2A Trading sold its 30% of A2A Alfa S.r.l., a company controlling 100% of A2A Beta S.r.l., to Iride Mercato S.p.A.; (iii) once the contractual documents have been finalised, including the two companies' shareholder agreements, and once the necessary authorisations have been obtained from the relevant Authorities, during the first half of 2009 ZMB GmbH, a company of the Gazprom Group, will become a 50% shareholder of A2A Beta S.r.l.; it will appoint the Chairman of the Board of Directors, while the Managing Director will be appointed by A2A for the Italian shareholders.

The supply contract signed by A2A Beta S.r.l. lasts until September 2022 and may be extended for further 5 years. It foresees initial annual volumes of around 900 million cubic metres, which are destined to grow. It will also be possible to renegotiate the price formula if at the end of the first thermal year of activities (October 1, 2008-September 30, 2009) A2A Beta S.r.l.'s actual result of operations is negative.
With this initiative, A2A and Iride are launching an important collaboration with the largest natural gas producer in the world, thereby continuing its strategy of diversifying access to gas supplies to satisfy the needs of its own thermoelectric power plants, as well as those of its customers. A2A currently manages a natural gas portfolio of around 6 billion cubic metres and ranks as the third largest gas operator in Italy, taking into account its investment in Edison, Iride currently manages a natural gas portfolio of around 2 billion cubic metres and is involved in building the regasification terminals at Livorno and Gioia Tauro.



ZMB GmbH (ZMB), incorporated in 1993, is a subsidiary of GAZPROM Germania GmbH. The company sells Russian and Central Asian natural gas in Europe. Its core business is the production, trading and storage of natural gas. Through its subsidiary Gazprom Marketing & Trading Ltd., ZMB operates in UK, Belgium, Holland, France and USA, and through ZMB (Schweiz) AG in Eastern Europe and in the countries belonging to the Commonwealth of Independent States (CIS). At present, it supplies gas to more than 20 countries in Central and Western Europe.
GAZPROM Export LLC is the world's largest exporter of natural gas from Russia and the CIS.

Launch of a simple, rapid and innovative instrument for resolving disputes with citizens

On September 26, 2008, Confservizi Lombardia — in the name and on behalf of certain member companies including A2A — and representatives of Lombardy's Consumer Associations signed an agreement on "regulations for testing the dispute conciliation procedure" in accordance with the protocol of understanding between Confservizi Nazionale and National Consumer Associations.
The Protocol of Conciliation represents an important and decisive aspect of the cooperation that the A2A Group wants to develop with the Consumer Associations and reflects the Company's willingness to adopt a simple, rapid and innovative instrument for resolving disputes with consumers in the gas and electricity sector.
Thanks to the support of the Consumer Associations that have signed the Protocol of Conciliation, customers will be able to activate the conciliation procedure rapidly and with all of the protection provided by arbitration.
The fact that the A2A Group is promoting an innovative model of conciliation is further proof of the emphasis that it wants to put on ever closer relationships between the Company, its customers and other stakeholders.
Given this increased attention to the needs of citizens and customers, A2A has decided to strengthen its relationships with Consumer Associations, appointing a specific liaison officer. This will make it possible to interact directly to resolve consumers' problems.



A2A and the Municipality of Varese sign an agreement for Aspem to join the A2A Group

On September 30, 2008 A2A and the Municipality of Varese signed an agreement for Aspem to join the A2A Group. Aspem S.p.A. is a public service utility company that operates in the city of Varese and a number of other municipalities in the Province of Varese. The agreement envisages that A2A would buy 90% of Aspem S.p.A.. It controls 100% of Aspem Gas S.p.A. to which 90% of Varese Risorse S.p.A. would be spun off prior to the closing. In addition, Aspem S.p.A. holds 33% of Prealpi Servizi S.p.A.. The Municipality of Varese will continue to hold around 9.7% of Aspem S.p.A. and 10% of Varese Risorse S.p.A.; the residual investment in Aspem S.p.A. is held by other towns in the Province of Varese. Aspem S.p.A. operates in the field of natural gas distribution in the Municipality of Varese and other towns in the province of Varese, with around 100 million cubic metres of gas distributed and around 41,000 customers connected to the network. It also provides water to around 60,000 customers and environmental services, covering an area with 107,000 inhabitants.

Aspem Gas handles gas sales (with more than 90 million cubic metres of gas sold), whereas Varese Risorse runs Varese's district heating plant, which has an installed power of 52.5 MWt and 5 MWe. Prealpi Servizi, in which the local public utility companies of Gallarate and Busto Arsizio also have an equal stake, manages the water service in the Province of Varese. The closing of it took place on January 15, 2009. For more information, you should read the paragraph "Significant events after December 31, 2008" of the Group.

Purchase of the residual 6% interest in Ecodeco S.p.A. completed

On October 24, 2008, A2A S.p.A. purchased the 6% interest in Ecodeco S.r.l. covered by the put option communicated to the market on July 24, 2007, paying a price of euro 23,100,257.17. As a result of this purchase, A2A now holds 100% of Ecodeco S.r.l..



Moody's assigns the long-term rating

On November 11, 2008, Moody's assigned the A2A Group a long-term rating of A3 with a "stable" outlook. The new rating expresses the good quality of A2A's credit standing. In Moody's view, it also reflects the Group's positive business diversification, its strong territorial presence, the high level of efficiency of its generation plants and its excellent positioning in energy markets. From a financial point of view, the rating assigned by Moody's reflects the Group's good liquidity. In July the A2A Group was awarded a BBB+ rating by Standard & Poor's with a "stable" outlook, following its latest review.





The strategic value of the aggregation

The mergers involving the A2A Group form part of the evolution of Italian local utilities, which as they open up to more competition have initiated a process of consolidation that is leading to the formation of a limited number of larger operators, even if they still have strong local roots. In this context, AEM, ASM and AMSA have agreed on the industrial importance of the project, which is designed to (i) achieve a suitable size to compete with other national and foreign operators, (ii) reinforce upstream and downstream integration in the value sector of their core activities, (iii) raise negotiating potential in deregulated markets, (iv) take advantage of opportunities deriving from economies of scale and cost/investment synergies with a view to improving the quality of the services offered and (v) strengthen the territorial roots of the new company, which operates not only in Milan, Brescia and Bergamo, but also in numerous other cities in Lombardy and Emilia, continuing to provide important services to their citizens, who are A2A's customers.

In particular, the creation of A2A will make it possible to (i) reinforce the promotion of energy savings and sustainable development initiatives using innovative technologies and suitable management and industrial policies, such as producing energy from renewable sources, and (ii) create additional value in businesses such as gas, electricity, environmental services (e.g. waste incineration, treatment and disposal) and energy services for the territory (such as district heating and energy management).

Having created a major operator to act as a self-sufficient and completely integrated national leader in the energy and environmental sector, it will take on the role of an aggregating hub that can attract other local operators in neighbouring geographical areas that are complementary in terms of their customer base. Small and medium-sized utilities are going to have to raise their efficiency in a market that is experiencing growing competition and a potential compression of operating margins. This gives them good reason to combine with A2A so as to guarantee sustainable development of their own territory, as the new Group will be able to provide them with a combination of a leadership position (with all the advantages of size) and easier access to energy procurement sources.

A2A wants to create value for its shareholders by exploiting the advantages and benefits that will derive from achieving a large enough size to compete successfully in the rapidly deregulating local public services market from the complementary nature of the business areas, which makes it possible to integrate the value sector upstream and downstream, and from the geographical vicinity of the areas in which they operate.

Synergies are expected to arise in this situation from the optimisation of the current industrial processes, such as: management of the energy portfolio, standardisation of the main operating activities (e.g. centralised purchases) and the unification of common activities (e.g. staff functions, technical services and coordination). Synergies are also expected to come from projects of strategic development in activities with a higher potential for value creation, such as: the energy market (gas and electricity), the environmental services business (WTE - waste-to-energy, waste treatment/disposal), energy services for the territory (district heating, local energy services) and producing energy from renewable sources.



0.1 Directors' report on operations



Summary of results, assets and liabilities and financial position

The A2A Group

As a result of the merger of AMSA Holding S.p.A. and ASM S.p.A. with AEM S.p.A. (now A2A S.p.A.) on December 24, 2007 with effect from January 1, 2008, the scope of consolidation has grown significantly. The income statement at December 31, 2008 is not comparable with that of the previous year.

As explained in the section entitled "Changes in accounting standards and accounting policies", from January 1, 2008, A2A considered it best to change the method of consolidating joint ventures previously used by the AEM Group.

Therefore, starting from January 1, 2008, the joint ventures Transalpina di Energia S.r.l., Edipower S.p.A. Ergon Energia S.r.l., and other minor ones are no longer consolidated on a proportional basis, but valued under the equity method. In line with this decision, the prior year figures presented for comparison purposes have been restated.

As a result of the merger with ASM S.p.A., from January 1, 2008 A2A S.p.A. holds 70% of Plurigas S.p.A., whereas previously AEM S.p.A. (now A2A S.p.A.) held 40% of its share capital and ASM S.p.A. 30%. Based on the current shareholder agreements and the articles of association of Plurigas S.p.A., A2A has consolidated its balance sheet, income statement and financial position on a line-by-line basis, showing 30% of the result and of equity as pertaining to minority interests. In the restated figures at December 31, 2007, the 40% investment in Plurigas S.p.A. has been consolidated under the equity method.

It should be borne in mind that from July 1, 2007 the income statement includes 100% of the Ecodeco Group; previously, it was fully consolidated with 70% of the result being shown as pertaining to minority interests. Moreover, as a result of buying another 7.49%, from the second quarter of 2007, the investment in AGAM S.p.A., of which the Group now holds 24.99%, is valued at equity, having previously been carried at cost.

(1) Ge.Si. S.r.l, Metamer S.r.l., Bellisolina S.r.l., Bergamo Pulita S.r.l., SED S.r.l. and Biotecnica S.r.l..

Following the acquisition of 98.08% of A2A Coriance S.a.s., which owns 100% of Coriance S.a.s., on July 31, 2008, the Coriance S.a.s. Group, previously controlled by the Cofatech Group, has now entered the scope of consolidation of A2A, as mentioned in the paragraph entitled "Significant events during the period". Its results for the period August 1, 2008 to December 31, 2008 and its balance sheet figures at December 31, 2008 have therefore been consolidated on a line-by-line basis.

See the section entitled "Change in the scope of consolidation" for further details.

Results

Millions of euro	**01 01 2008 12 31 2008**	**01 01 2007 12 31 2007 Restated (*)**	**Change**
Revenues	**6,094**	**2,814**	**3,280**
of which:			
- revenues from sales and services	*5,963*	*2,771*	*3,192*
- other operating income	*131*	*43*	*88*
Operating costs	(4,573)	(2,131)	(2,442)
Labour costs	(453)	(144)	(309)
Gross profit from operations	**1,068**	**539**	**529**
Depreciation and amortisation	(308)	(150)	(158)
Provisions and writedowns	(61)	(29)	(32)
Profit from operations	**699**	**360**	**339**
Financial income	23	25	(2)
Financial expenses	(223)	(113)	(110)
Gains and losses on valuation of investments at equity	60	152	(92)
Other non-operating profits	13	-	13
Other non-operating costs	-	(3)	3
Profit before tax	**572**	**421**	**151**
Income tax expense	(227)	(52)	(175)
Net profit of continuing operations, net of tax	**345**	**369**	**(24)**
Net result from non-current assets sold or held for sale	2	(1)	3
Minority interests	(31)	(76)	45
Net profit for the year pertaining to the Group	**316**	**292**	**24**

(*) Figures related to the former AEM Group.

The reconciliation between net profit and Equity of the parent company A2A S.p.A. and the net profit and Equity of the Group is reported in note 15 of the consolidated financial statements.

In 2008, the consolidated revenues of the Group came to 6,094 million euro, of which 5,963 million was attributable to revenues from sales and services and 131 million to other operating income.

The various areas of activity contributed to total revenues for the year in the following way:

	12 31 2008	12 31 2007
Electricity sold to wholesaler and retail customers (*GWh*) (*)	16,578	12,355
Electricity sold on the Power Exchange	13,619	8,109
Gas sold to wholesaler and retail customers (*Mmc*)	3,424	1,092
Heat sold (*GWht*)	1,905	396
Electricity distributed (*GWh*)	12,160	7,526
Gas distributed(*Mmc*)	1,859	1,117
Waste disposed of (*Kton*)	2,860	973

(*) Sales on foreign markets are excluded.

Sales also benefited from the following quantities produced by the plants managed by the Group:

	12 31 2008	12 31 2007
Thermoelectric production (*GWh*)	9,580	7,796
Hydroelectric production (*GWh*)	2,381	1,795
Heat production (*GWht*)	1,765	173

Gross profit from operations for the year amounted to 1,068 million euro. This result reflects the contribution made by all areas of activity in which the Group operates, as shown in the following table:

Millions of euro	Gross profit from operations 12 31 2008	Gross profit from operations 12 31 2007 Restated
Energy Sector	439	326
Heat and Services Sector	67	10
Environment Sector	320	70
Networks Sector	276	166
Other Services and Corporate Sector	(34)	(33)
Total	**1,068**	**539**

The result for the year was positively influenced by the trend in electricity prices, particularly in the first ten months of the year, by higher rainfall in 2008 compared with 2007, which more than offset the stoppage of the Groups 1 and 2 of the hydroelectric station at Premadio and of Group 1 of the thermoelectric plant at Cassano d'Adda, as well as the gradual development of activities on the main foreign power markets, the attendant risks of which are constantly monitored.

The results of the Gas and Heat sectors were positively influenced by the weather, which helped raise the volumes sold to end-customers.
The Group result benefited during 2008 from recognition on the part of the AEEG of the specific company equalisation to cover the effective costs incurred by AEM Elettricità S.p.A. of 48 million euro.

Depreciation, amortisation, provisions and writedowns amount to 369 million euro. This caption is made up of: for 16 million euro of amortisation, 292 million euro of depreciation, 22 million euro of writedowns of fixed assets, 38 million euro of provisions for risks and charges and 22 million of provisions for bad and doubtful accounts, partly offset for 21 million euro by releasing the excess provision for landfill liabilities that emerged after discounting the existing value. Note that depreciation increased by 17 million euro on the previous year, due to the effects of sentence no. 1 of January 18, 2008 of the Constitutional Court, applied in the second half of the year, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional

As a result of these changes the profit from operations amounts to 699 million euro (360 million euro at December 31, 2007).

Net financial costs of 140 million euro (positive for 64 million euro at December 31, 2007) resulted from the combined effects of the following items: Financial expenses of 223 million euro (113 million euro at December 31, 2007), partly offset by financial income of 23 million euro (25 million euro at December 31, 2007) and by the result of investments valued under the equity method, positive for 60 million euro (152 million euro at December 31, 2007).

The increase in net financial expenses, amounting to 112 million euro compared with the previous year, is due for 26 million to lower gains/higher charges for derivatives, 9 million to the writedown of financial investments, 5 million euro to lower dividends and for the remainder, mainly resulting from the rise in average net debt which is 1.6 billion euro higher, after the mergers mentioned above.

The portion of gains and losses on valuation of investments at equity shows a decrease of 92 million euro due to the lower result achieved by the Transalpina di Energia Group. At December 31, 2008 the figure includes the writedown of the investment in AGAM of 6 million euro.

Other non-operating profits come to 13 million euro (zero at December 31, 2007) and refer to the penalties due to AMSA S.p.A. (wholly owned by A2A S.p.A.) as part of the dispute with Alstom Power S.p.A.. Note that at December 31, 2007 there were other non-operating costs amounting to 3 million euro for the recovery of taxes relating to the years from 1996 to 1999.

Income tax expense amounts to 227 million euro and incorporates the effect of the new rules introduced by Law 244/07, applicable from January 1, 2008, as well as the recent Decree Law 112 of 06.25.2008 (the so-called "Summer 2008 Manoeuvre"), which brought in a 5.5% surtax for companies operating in the production and sale of gas and electricity.

The prior year taxes included 41 million euro of deferred tax assets (8 million euro at December 31, 2008), as a result of the evolution that took place in 2007 in the dispute over the moratorium (Law no. 46 of April 6, 2007) at the end of the year it was considered opportune to take into account the tax effect of the consolidation entries to eliminate intercompany gains.

The **net profit for the year pertaining to the Group**, less minority interests, amounts to 316 million euro (292 million euro at December 31, 2007).

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Balance sheet and financial position

At December 31, 2008 **consolidated net capital employed amounted to 8,206 million euro**, funded by shareholders' equity, 4,722 million euro (of which 848 million pertaining to minority interests) and net financial indebtedness, 3,484 million euro (2,094 million euro at December 31, 2007).

The amount of net capital employed increased by 3,058 million euro compared with December 31, 2007. This increase is due for 2,821 million euro to the change in the scope of consolidation and for 237 million euro to an increase in net capital employed in 2008.

The working capital decreased by 102 million euro during the year, mainly because of the decline in trade receivables and other current asssets and of the increase in trade payables and other current liabilities.

The net capital employed, including assets held for sale, rose by 343 million euro during the period, principally due to the increase in property, plant and equipment and intangible assets.

The consolidated net debt amounts to 3,484 million euro at December 31, 2008 (2,094 million euro at December 31, 2007).

Net debt grew by 1,170 million euro because of the above mentioned mergers. Without payment of the extraordinary dividend of 85 million euro on January 4, 2008, net debt would have risen by 135 million euro.

Net cash flows from operating activities during the period amount to 548 million euro and include the change in assets and liabilities of 78 million euro.

Net cash flows absorbed by investing activities amount to 455 million euro and include capital expenditure for property, plant and equipment and intangible assets, the increase in the value of investments and the outlay, amounting to 43 million euro, for the purchase of treasury shares.

Dividends distributed by the parent company amount to 299 million euro, while those distributed by subsidiaries to third parties amount to 14 million euro.

Millions of euro	12 31 2008	01 01 2008 post-merger	12 31 2007 Restated
CAPITAL EMPLOYED			
Net capital employed	**7,033**	**7,380**	**4,906**
Property, plant and equipment	4,005	3,877	2,083
Intangible assets	634	540	360
Investments and other non-current financial assets (*)	3,103	3,856	3,016
Other non-current assets/liabilities (*)	(47)	(262)	(254)
Deferred tax assets and liabilities	(6)	(47)	24
Provisions for risks, charges and liabilities for landfills	(392)	(312)	(169)
Employee benefits	(264)	(272)	(154)
Working capital	**487**	**593**	**246**
Inventories	224	175	24
Trade receivables and other current assets (*)	1,992	2,022	1,080
Trade payables and other current liabilities (*)	(1,693)	(1,626)	(866)
Current tax assets/tax liabilities	(36)	22	8
Assets/liabilities held for sale (*)	**686**	**(4)**	**(4)**
TOTAL CAPITAL EMPLOYED	**8,206**	**7,969**	**5,148**
SOURCES OF FUNDS			
Equity	**4,722**	**4,705**	**3,054**
Total financial position beyond one year	3,159	2,725	1,697
Total financial position within one year	325	539	397
Total net financial position	**3,484**	**3,264**	**2,094**
TOTAL SOURCES	**8,206**	**7,969**	**5,148**

(*) Net of balances included in net financial position.

Millions of euro	01 01 2008 12 31 2008 post-merger	12 31 2007 Restated
Opening net financial position	(3,264)	**(1,705)**
Net profit for the year (including Minority interests)	347	368
Depreciation and amortisation	308	150
Writedowns of investments and fixed assets	31	2
Result from investments carried at equity	(60)	(152)
Changes in assets and liabilities (*) (**)	(78)	(276)
Net cash flows from operating activities	548	**92**
Net cash flows absorbed by investment activities	(455)	**(346)**
Free cash flow	93	**(254)**
Dividends paid by the parent company	(299)	(125)
Dividends paid by subsidiaries to third parties	(14)	(10)
Cash flow from distribution of dividends	(313)	**(135)**
CLOSING NET FINANCIAL POSITION	(3,484)	**(2,094)**

(*) This includes the payment of extraordinary dividends amounting to 85 million euro on January 4 2008. Net of the "change in assets and liabilities" it would amount to 7 million euro, "net cash flows from operating activities" would come to 633 million euro and free cash flow would be of 178 million euro.
(**) Net of balances booked directly to equity.




Significant events after December 31, 2008

A2A acquires 90% of Aspem

On January 15, 2009, A2A and the Municipality of Varese executed the agreement signed on September 30, 2008 for Aspem S.p.A. to joint the A2A Group. Aspem S.p.A. operates in the public services segment in the city of Varese and in other municipalities of the province of Varese. A2A has acquired 90% of the capital of Aspem S.p.A. which controls 100% of Aspem Gas S.r.l., 90% of Varese Risorse S.p.A. and 12.5% of Prealpi Servizi S.p.A.. The Municipality of Varese will maintain 9.8% of Aspem S.p.A. and 10% of Varese Risorse S.p.A.; the residual investment in Aspem S.p.A. is held by others municipalities in the province of Varese. Aspem S.p.A. operates in the field of natural gas distribution in the Municipality of Varese and other municipalities in the province of Varese, with around 100 million cubic metres of gas distributed and around 41,000 customers connected to the network. It also provides water to around 60,000 customers and environmental services, covering an area with 107,000 inhabitants. Aspem Gas handles gas sales (with more than 90 million cubic metres of gas sold), whereas Varese Risorse runs Varese's district heating plant, which has an installed power of 52.5 MWt and 5 MWe. Prealpi Servizi, in which the local utility companies of Gallarate and Busto Arsizio also have an interest, manages the water service in the Province of Varese. It recently absorbed Sogeiva Varese Ambiente S.p.A., which operates in the field of water purification.

In 2007, on a pro-forma basis, Aspem S.p.A., Aspem Gas and Varese Risorse generated revenues of around 70 million euro, with a gross profit from operations of 6.5 million euro. At December 31, 2007 the pro-forma net debt, which was negatively affected by the seasonal nature of the business, amounted to 5 million euro.

The price agreed for the acquisition is 20.5 million euro, which will be paid by transferring A2A shares to the Municipality of Varese equal to around 0.6% of A2A share capital. Of the price around 1.1 million shares will be deposited in trust against a price adjustment based on the consolidated net debt at December 31, 2008. The Municipality of Varese will accept an obligation to lock up its A2A shares for 18 months. The Municipality of Varese will have an option to sell its investments in Aspem S.p.A. and Varese Risorse which it can exercise 3 years after the closing (this being the lock-up period for these investments) at a price not higher than the one agreed in the contract signed.

Gas meters: a major commitment, also for large meters

The A2A Group has sent a letter to thousands of administrators of large condominiums with suggestions on how to run their central heating systems more efficiently.
A2A has for some time been distributing information to all gas customers, also together with their gas bills, on the question of the measurement of the volumes distributed and the massive plan to replace gas meters installed prior to 1990. All of these steps are taking place at a time when the underlying regulations are in constant evolution, with gas distributors involved in a huge effort of technological innovation under the guidance and control of the Authority for Electricity and Gas. Moreover, A2A has signed a protocol of reconciliation with consumer associations, creating a simple, rapid and innovative tool for settling disputes with customers. Together with Federutility, the national trade association, A2A is also discussing the possibility of other reconciliation agreements with consumer associations. Other initiatives aimed at its customers include a specific letter sent by A2A to the administrators of condominiums and all customers with medium and large metering systems, such as condominium or groups of condominiums, fed by a single thermal power station, and in general, those with membrane-type meters (up to class G100) or turbine-type meters, or — more rarely — rotoid meters. In this letter, A2A highlights the fact that, whatever the chosen type of meter, it is in any case of a certain size based on the level of the customer's demand. In fact, in order to design the plant correctly and decide on the size of the meter, gas distribution companies need to know the customer's effective demand for gas to run its boilers. A2A draws attention, above all, to those cases where the initial demand for gas by the customer is higher than the effective requirement of the boiler that is installed. A2A points out that this type of situation can lead not only to diseconomies, but also to less efficiency on the part of the customer's heating system.

To improve energy efficiency, reduce consumption and minimise polluting emissions, A2A suggests calling the attention of the heat manager of choice on two important aspects:

1. when boilers are being replaced, to ask for help in choosing the ideal model: modulating load or condensation boilers for example, without prejudice to the principle that the potential of the boiler should always be correlated to the effective requirement of the heating system;
2. fine-tuning and regulation of the existing boilers, for example limiting the number of times they are switched on and off each day. A2A also makes available a dedicated telephone number that customers can call for advice and to check the adequacy of the system they have decided to install.

A2A Group's business plan

On February 16, 2009, the Supervisory Board and the Management Board reviewed the operating results of 2008, and the 2009-2013 business plan prepared by management.
During 2008, the new Group not only had an excellent operating performance, but also achieved important industrial and strategic objectives, completing, and in certain cases anticipating, the targets laid down in the Business Plan announced during the weeks after the merger between AEM, ASM and AMSA.

Of the industrial objectives achieved, it is worth mentioning the following:

- start-up Gissi plant in Abruzzo, combined-cycle with installed power of around 800 MW;
- an agreement to set up a JV with the Gazprom Group, at the same time signing a contract to import around 1 billion cubic metres of natural gas per year from Russia (in force from October 2008);
- the start-up of new waste disposal plants for around 80,000 tonnes/year;
- Ecodeco, in JV with a Greek partner, was awarded the contract to build and run a waste disposal plant (ITS®) on the island of Crete (75,000 tonnes/anno);
- Partenope Ambiente, a newly incorporated company of the A2A Group, was awarded a 15-year contract to run the new waste incinerator at Acerra (NA) and the waste disposal plant at Caivano (NA);
- the start-up of the cogeneration plant called "Canavese" in Milan, with installed thermal capacity of 60 MWt.

The most important mergers and acquisition concluded in 2008 were the following:

- the agreement with the E.ON Group (the closing of which is expected to take place in the first half of 2009) for the A2A Group to pull out of E.ON Produzione (formerly Endesa Italia) by acquiring the business spun off from the company consisting of the thermoelectric plant in Monfalcone (with oil and coal-fed groups for a total of 980 MW) and of the hydroelectric hub in Calabria (490 MW);
- the acquisition of Coriance, which operates in France in the field of cogeneration and district heating for urban uses with around 700 MWt of installed capacity;
- the agreement, signed in January 2009, with the Municipality of Varese for the acquisition of Aspem Varese (90%), a multi-service operator in the gas, water and district heating sectors in the province of Varese;
- the support to the merger operation between ACSM Como and AGAM Monza: A2A holds 21.9% of the new company and is the reference industrial shareholder.

During 2008, a great deal of attention was given to the process of integration between the various corporate groups that have joined A2A, laying the organisational, process and IT bases to achieve significant operational synergies over the coming years.

The new Business Plan includes the effects of the crisis in the macroeconomic scenario on the profitability of the energy sector, and foresees:

- **capital expenditure** during the period of 2.8 billion euro, of which 1.9 to help the development of new production capacity in the sectors in which the Group operates;
- an average annual rate of growth in **gross profit from operations** of 5% on the 2008 pre-closing result and of 7.5% on the 2008 pre-closing result excluding non-recurring items;
- a lower **net financial position** than at the end of 2008, amounting to 3.2 billion euro. It receives **annual dividends** over the period of the Plan in line with ordinary dividends paid during 2008.

During the period of the Plan, management intends to concentrate the A2A Group's industrial development in the four business areas in which it operates:

Energy – The development of electricity sales from 23 to 30 billion kWh will be possible thanks to completion of the investments in the combined-cycle thermoelectric plants at Gissi (CH) and absorption of the generation assets of E.ON Italia, the start-up expected in mid-2010 of the plant at Scandale in Calabria (750 MW) in which A2A has a 50% interest and transformation of the present oil-driven groups installed in the Monfalcone plant (580 MW) into a modern combined-cycle of 800MW, with a significant increase in production efficiency.

As a result of these investments, by mid-2009 the A2A Group will have installed capacity of 5,400 MW (3,400 MW at the end of 2007) which will rise to 6,000 MW by the end of the period, with an efficient production mix consisting of gas and coal fed thermoelectric power plants, hydroelectric power stations and environmental unit costs lower than the average of the system.

Enhancement of the production assets will be helped by careful integrated management of the power-gas portfolio and by a further, gradual development of the trading activity, which is constantly monitored for attendant risks. In addition to the Italian market, A2A is already active as an operator in the electricity market in France, Austria, Slovenia, Germany, Switzerland and Greece.

In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to more than 8 billion cubic metres per year (5,2 billion in 2007). Hence the strategic importance of the agreement signed in recent months with the Gazprom Group and of the joint control over Edison, a company that can gradually ensure the vertical integration of the A2A Group in the upstream segments of the gas market.

Environment – 2008 confirmed that A2A is a leading Italian operator in the field of waste management where the Group has a presence in the entire value sector, from collection to the treatment of urban and industrial waste, also recycling them to produce energy.

In this sector, the Plan provides for the construction of new waste disposal plants and two new incinerators, which will make it possible to increase the volumes handled from 2.9 to 4.3 million tonnes/year. The production of electricity from waste incineration is expected to rise from 1.1 to 1.7 billion kWh.

Cogeneration and District Heating – The Business Plan envisages consolidation of the A2A Group's leadership at national level, with an increase in sales of heat from 1.8 billion kWht to 2.8 billion, helped by the construction of new cogeneration plants for over 600 MWt and by the development of distribution networks in various towns in the provinces of Novara, Varese, Bergamo, Brescia and Milan. The contribution that the development of urban district heating networks will make in terms of lower atmospheric emissions will be emphasised by technological innovation (e.g. development of systems for recovering energy from the water-bearing stratum by means of natural gas cogeneration systems integrated with heat pumps).

Networks – The management of electricity, gas and water distribution networks (a sector in which the A2A Group is present throughout the value sector) will make it possible to maintain a portion of its margins associated with regulated tariffs, which involve lower risk. The capital investments in this sector will aim to maintain the high quality of the service already achieved, completing the installation of electronic meters for measuring electricity consumption. As soon as a approved devices are available, a plan to install electronic meters for gas consumption will also be initiated during the period of the plan, in accordance with the recent resolution of the Authority for Electricity and Gas.

SEA acquires 49% of Malpensa Energia from A2A S.p.A.

On March 19, 2009, SEA S.p.A. acquired from A2A S.p.A. 49% of Malpensa Energia S.r.l., a company that has in subconcession the management of the cogeneration plants at Malpensa and Linate airports.

With the transactions, the total value of which is 4.4 million euro, the investment of Sea in Malpensa Energia rises from 51% to 100% of the share capital.

This sale of its minority holding forms part of A2A's ongoing plan to rationalise its equity investments.

The transaction is subject to the approval of the Competition Authority.

Outlook for operations

In 2009, the Group's results will be affected by the deterioration in the macroeconomic scenario, already visible during the closing months of 2008.

However, despite the volatility of fuel prices on international markets and a regulatory context that is in continuous evolution, positive results are expected in 2009 in line with the industrial development of the A2A Group in the four business areas in which it operates, as announced at the time that the new Strategic Plan 2009-2013 was presented.

In particular, in 2009, the **Energy** sector expects to see the start-up of the second group at the Gissi thermoelectric plant and inclusion of the generation assets of E.ON Italia.

In the gas sector, higher demand due to commercial expansion and in-house consumption for the combined-cycle and cogeneration power stations will raise the availability portfolio to around 6 billion cubic metres. Hence the strategic importance of the agreement signed in 2008 with the Gazprom Group and of the joint control over Edison, a company that can gradually ensure the vertical integration of the A2A Group in the upstream segments of the gas market.

In 2009, the **Environment** sector will see work to expand the Castenedolo platform and work on the waste washing plant in Brescia, as well as the start-up of the industrial waste treatment plant at Giussago.
On the other hand, the Cavriana and Vigevano landfills for special waste are nearing their limit. Lastly two stoppages are foreseen at the incineration plan of Brescia for extraordinary maintenance.

The **Cogeneration and District Heating sector** in 2009 expects to see the entry into service of the Canavese plant and the development of new cogeneration plants in towns in the provinces of Milan (start of construction works on the Bovisa and Comasina plants) and Bergamo (entry into service of the Goltara and Monterosso plants).

The Networks sector will invest in maintaining its high level of service and in completing the installation of electronic meters for measuring power consumption. As soon as a approved devices are available, a plan to install electronic meters for gas consumption will also be initiated during the period of the plan, in accordance with the recent resolution of the Authority for Electricity and Gas.

The 2009 results will also benefit from the fact that Aspem S.p.A., a multi-service operator in the province of Varese in the gas, water and district heating sector, will join the A2A Group.





Proposed allocation of the net profit at December 31, 2008 and dividend distribution

The financial statements of A2A S.p.A, at December 31, 2008, closes with a net profit of euro 171,704,668.00.

If you agree with the accounting policies and principles used in preparing the financial statements, we would invite you:

a) to approve:
- the Report of the Management Board;
- the balance sheet, income statement and explanatory notes which show net profit of euro 171,704,668.00, as presented by the Management Board taken as a whole and as individual items, with the proposed allocations and provisions;

b) to allocate the net profit for the year, amounting to euro 171,704,668.00, as follows:
- euro 8,585,233.40 to the legal reserve;
- the remaining part to dividends of euro 0.097 per ordinary share in circulation, withdrawing the necessary amount from other reserves.

As regards the number of shares in circulation at March 31, 2009 (3,105,987,668 shares, taking into account the 26,917,609 treasury shares in portfolio), the distribution of a dividend of euro 0.097 per share would come to a total of euro 301,280,803.80; the amount to be taken from other reserves would therefore amount to euro 138,161,369.20.

Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income. The dividend will be payable from June 25, 2009, going ex-coupon on June 22, 2009.

The Management Boards

0.2 Analysis of the main sectors of activity



A2A Group – Areas of activity

The A2A Group operates in the production, sale and distribution of gas and electricity, district heating, environmental services and the integrated water cycle. These activities in turn form part of the following sectors:

- Energy Sector;
- Heat and Services Sector;
- Environment Sector;
- Networks Sector;
- Other Services and Corporate Sector.


Sector of the A2A Group
Thermoelectric and hydroelectric plants
Energy Management
Sale of electricity and gas
Cogeneration plants
District heating networks
Sale of heat and other services
Collection and street sweeping
Treatment
Disposal of waste with energy recovery
Electricity Networks
Gas Networks
Integrated Water Cycle
Other services
Corporate sector

Sector of the A2A Group

- Energy
- Heat and Services
- Environment
- Networks
- Other Services and Corporate

Results by business sector

Millions of euro	Energy		Heat and Services	
	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated
Revenues from sales and services	4,864	2,393	292	81
- of which intercompany	*85*	*19*	*62*	*19*
Gross profit from operations	439	326	67	10
% of revenues	*9.0%*	*13.6%*	*22.9%*	*12.3%*
Depreciation, amortisation, provisions and writedowns	(103)	(58)	(33)	(8)
Profit from operations	336	268	34	2
% of revenues	*6.9%*	*11.2%*	*11.6%*	*2.5%*
Net financial income/expenses				
Non operating income/charges				
Income before taxes				
Income tax expense				
Net result				
Net result from non-current assets held for sale				
Minority interests				
Net profit for the year pertaining to the Group				
Gross investments (1)	70	20	157 (*)	37

(*) This includes the acquisition of the Coriance Group for 94 million euro.

(1) See "Capital expenditure" in the schedules in notes 1 and 2 and Attachments 1 and 2 on Property, plant and equipment and Intangible assets in the consolidated financial statements.



	Networks		Environment		Other Services and Corporate Sector		Adjustments		Total Group	
	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated	01 01 08 12 31 08	01 01 07 12 31 07 Restated
	522	**315**	**778**	**142**	**218**	**105**	**(711)**	**(265)**	**5,963**	**2,771**
	335	*146*	*44*	*3*	*185*	*78*	*(711)*	*(265)*		
	276	**166**	**320**	**70**	**(34)**	**(29)**	**–**	**(4)**	**1,068**	**539**
	52.9%	*52.7%*	*41.1%*	*49.3%*	*(15.6%)*	*(27.6%)*			*17.9%*	*19.5%*
	(135)	(73)	(75)	(33)	(36)	(20)	13	13	(369)	(179)
	141	**93**	**245**	**37**	**(70)**	**(49)**	**13**	**9**	**699**	**360**
	27.0%	*29.5%*	*31.5%*	*26.1%*	*(32.1%)*	*(46.7%)*			*11.7%*	*13.0%*
									(140)	64
									13	(3)
									572	**421**
									(227)	(52)
									345	**369**
									2	(1)
									(31)	(76)
									316	**292**
	139	69	61	12	59	20			486 (*)	158





The business sectors in which the A2A Group operates are represented by the following "sectors":

Energy Sector

This sector's activity is selling electricity and natural gas on wholesale and retail energy markets. The sales and marketing areas have the support of other activities involved in fuel procurement, power plant planning and dispatching, portfolio optimisation andtrading on domestic and foreign markets.

Heat and Services Sector

This sector's activity is mainly selling the heat and electricity produced by the cogeneration plants (mostly) owned by the Group. Cogenerated heat is sold through district heating networks. The sector also provides services, such as managing district heating plants owned by third parties (heat management services) and facility management.

Environment Sector

This sector's activity relates to the whole waste management cycle, from collection and street sweeping, to treatment, disposal and recovery of materials and energy. In fact, this sector's activity includes the recovery of the energy content in waste by means of refuse incinerators or biogas plants.

Networks Sector

This sector's activity includes managing networks for the transmission and distribution of electricity and for the transport and distribution of natural gas, as well as running the entire Integrated Water Cycle (water captation, aqueduct management, water distribution, sewer network management, water purification).

Other Services and Corporate Sector

Corporate services include various activities such as guidance, strategic direction, coordination and control of industrial operations, as well as services to support the business and operating activities (e.g. administrative and accounting services, financial and legal services, procurement, personnel management, information technology, telecommunications etc.). Other Services consist of activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries.

National energy scenario

Electricity

The demand for electricity in Italy during 2008 came to 337,6 TWh, 0.7% lower than last year Load coverage was guaranteed 88.3% by domestic production with the remaining 11.7% being covered by imports.

The national power generation came 81.9% from thermoelectric sources, 14.3% from hydroelectric sources and 3.8% from geothermal and wind power sources.
Compared with the same period of last year, hydroelectric output went up by 18.3%. and wind power output by 62.98%. On the other hand, there was a 2.1% fall in output from thermoelectric sources and by 0.9% in geothermal production.
Overall national output grew by 1.3% while the foreign balance declined by 14.5%.

Natural gas

In 2008, consumption of natural gas reached 84.76 billion cubic metres, 0.2% down on 2007. Consumption in the first four months of the year increased compared with the same period in the previous year (January: 8.8%; February:15.7%; March: 5.4%; April: 20.1%).
On the other hand, there was a reduction from May, in particular in the last quarter of the year (October: -9.5%; November -16.3%; December -8.1%).





Macroeconomic scenario

2008 was characterised by a profound economic crisis triggered off by subprime mortgages, which initially hit the financial sector, subsequently expanding to all sectors of the real economy. The bankruptcy of various banks and the consequent credit squeeze, together with the shock in commodity prices that culminated in record highs being posted in July 2008, provoked a sharp slowdown in demand throughout the world.

The crisis mainly hit those countries with a highly leveraged banking system, as well as a strong dependence on fossil fuels.

In the meantime, we are seeing a general deceleration in growth rates in various countries and areas; in the United States, the correction has concerned above all domestic consumer demand and capital investment, especially in real estate; in Europe, the countries that have slowed the most are Spain and the UK, where growth in recent years was mainly linked to the property and financial sectors. Even though later than the others, emerging nations have also been hit, especially those that are particularly dependent on exports.

Overall, 2008 closed with a slowdown in world trade, still showing growth of 5%, but this compares with 7.2% in 2007 and 9.3% in 2006. GDP in the United States came in at +1.2%, that of the Euro-zone at +1%, while Italy saw a contraction of –1%.

As regards interest rates, we have seen an expansive monetary policy being implemented by the Central Banks of various countries with a view to boosting the economy.

The Federal Reserve fixed the cost of money at its all-time low, lowering it by a series of cuts from 3.5% in January to 0.25% in December 2008. The European Central Bank, which is notoriously more prudent and less inclined to use the interest rate as an economic policy tool, made smaller cuts in the cost of money so as to maintain inflationary pressures under control, reducing it from 4.25% in July 2008 to 1.5% in March 2009.

The strong contraction in commodity prices, together with the brusque deceleration in demand, had a positive effect on the inflation rate, which in the Euro-zone fell to an annualised rate of 1.6% in December 2008; during the same period, Italy's inflation rate fell to an annualised rate of 2.2%.

As regards the trend in the euro/dollar exchange rate, the first half of 2008 saw the euro appreciating constantly, coming close to 1.6 dollars. In the second half, on the other hand, at the time that the crisis was getting worse, the European single currency went through a period of devaluation, reaching a low of 1.27 dollars in November, subsequently bouncing back to 1.35 in December. The 2008 average was 1.47 dollars.




Energy Sector

The Energy Sector includes the following activities:

- **Electricity generation:** power plant management through a generation pool of hydroelectric and thermoelectric plants with installed power of 3.6 GW ([1]);
- **Energy Management:** the purchase and sale of electricity and gaseous and non-gaseous fuels on national and international wholesale markets; it also handles the procurement of fuel needed to cover the requirements of the thermoelectric plants and customers; planning, programming and dispatching for the electricity generation plants;
- **Sale of electricity and gas:** marketing of electricity and gas to the eligible customer market. It also includes the sale of electricity to customers eligible for "higher protection".

In addition to the activities carried on directly by A2A S.p.A., the Energy Sector also includes the following companies:

Energy	Consolidated companies of the A2A Group	
Thermoelectric and hydroelectric plants	• Abruzzo Energia	• Cogas
	• Aem Energia	• Energen
Energy Management	• A2A Trading	• Ostros Energia
	• Asm Energy	• Plurigas
Sale of electricity and gas	• Asmea (*)	• A2A Beta S.r.l.
	• Bas Omniservizi	

(*) Controlling 100% of Tidonenergia.

(1) It includes 20% of Edipower's plants.

Recent regulatory changes in the power sector

Production

Of the new regulations issued at the end of 2008, of particular importance for the electricity sector was Decree Law 172/08 concerning the waste collection emergency in Campania (subsequently converted into Law 210/08) and the decree issued by the Ministry for Economic Development together with the Environment Ministry on December 18, 2008 (Ministerial Decree of December 18, 2008) regarding incentives for energy produced by renewable sources. In particular, the former integrated the reform of the renewable source incentive system adopted with Law 244/07 (2008 Budget Law) with regard to incentives for the construction of incinerators; whereas the latter included a number of measures needed to make the incentive mechanisms introduced by the 2008 Budget Law operative.

Green certificates

On March 4, 2008, Gestore dei Servizi Elettrici (GSE), pursuant to article 2.148, of the 2008 Budget Law, communicated the offer price, i.e. the reference price, of its Green Certificates for 2008. This price is 112.88 euro/MWh, net of VAT, calculated as the difference between the reference value, established on the first adoption of article 2, para. 148, of the 2008 Budget Law, of 180.00 euro/MWh and the average annual selling price of electricity in 2007 as per article 13, para. 3, of D.Lgs. 387/03, of 67.12 euro/MWh, fixed by the Authority with resolution ARG/elt 24/08.
On February 3, 2009, GSE established the offer price of its Green Certificates for 2009 as well. This price, calculated using the same mechanism as above, came to 88.66 euro/MWh, net of VAT, versus an average annual selling price of electricity in 2008 of 91.34 euro/MWh (Authority resolution ARG/elt 10/09). Moreover, in application of article 15.1 of DM December 18, 2008, it announced that by the end of March 2009 the holders of Green Certificates issued for production in 2006, 2007 and 2008 (except for those relating to cogeneration plants combined with district heating) will be able to ask GSE to withdraw their Green Certificates at a price of 98.00 euro/MWh, net of IVA. These Green Certificates will be withdrawn by the end of June 2009.

Cogeneration

With resolution 307/07 the Authority confirmed the validity of the reference parameters for the recognition of the combined production of electricity and heat by cogeneration, currently in effect pursuant to article 3.1 of Authority resolution no. 42/02, for the period from January 1, 2008 to December 31, 2009.

With resolution ARG/elt 145/08, the Authority changed resolution 42/02 so as to allow it to be applied also to cogeneration plants fed with renewable sources in the absence of co-combustion.

Dedicated withdrawal

On the other hand, with resolution ARG/elt 109/08, the Authority revised for 2008 the minimum prices guaranteed by resolution 280/07 for energy produced by hydroelectric plants with an average annual nominal power of up to 1 MW. The guaranteed minimum prices foreseen by paragraph 7.5 of resolution 280/07 will continue to be applied for the entire year for plants with a nominal power of less than 1 MW fed by renewable sources other than the water used by hydroelectric schemes. Only with a communication on January 27, 2009, at the time of the annual update, did the Authority introduce for the first time a differentiation between the minimum prices awarded to hydroelectric plants compared with those awarded to plants fed by renewable sources, again within the limits of the same minimum power.
With resolution ARG/elt 176/08 the Authority decided to charge to the Account for new plants fed by renewable and assimilated energy sources the onerous quota (which amounts to 1.8 million euro) of the balancing fees as per article 8.8.2 of Attachment A to resolution no. 280/07, allocated by Terna to GSE for the period from January 1, 2008 and May 31, 2008, as an exception to the provisions of that particular paragraph. The exception was made so as not to attribute to producers that opted for the dedicated withdrawal the effects of the critical situations deriving from the period of transition from the system as per resolution no. 34/05 and the one currently in force.

On-the-spot exchange

With resolution ARG/elt 184/08 the Authority adopted a number of supplementary measures with reference to the rules for on-the-spot exchange as per resolution ARG/elt 74/08 (and related Attachment, the Integrated Text on On-The-Spot Exchange - OTSE). In particular, it is envisaged that for those asking for on-the-spot exchange in accordance with the OTSE, within 30 days after the end of the quarter in which the on-the-spot exchange agreement is signed, GSE has to pay a contribution of 50 euro for each kW of power produced by the plant. This contribution is gradually reabsorbed with subsequent payments on account and equalisations foreseen by GSE in application of resolution no. 74/08. For on-the-spot exchange requests presented by December 31, 2008, the advance contribution will have to be paid by April 30, 2009.

Dispatching

Following the DPR of April 13, 2007, accepting Edison Trading SpA's appeal against AEEG's instructions regarding the application of the fee for the allocation of rights to use transport capacity (CCT) to those that sell energy under bilateral contracts, with resolution ARG/elt 53/08 the Authority amended Attachment A to resolution 48/04 on dispatching, with effect for all operators and not only for Edison Trading S.p.A.. The amendment provides for the application of the maximum limit of the average CCT charge incurred by operators using bilateral contracts for the entire period from April 1, 2004 to December 31, 2004 (and not only from August 1 of that year). Calculations based on these changes have therefore been made to pay the operators entitled to this compensation, to which the companies of the A2A Group also benefitted.

With resolution ARG/elt 97/08, the Authority adopted urgent measures for the dispatching service. It also initiated the process for changing resolution no. 111/06, with a view to lowering the charges for the dispatching service, which have reached the one of the highest levels ever recorded. A2A Trading appealed against the part of this resolution in which the Authority established that Terna also had to include the Sicilian plants of Edipower S.p.A. in the list of essential units for the safety of the power system. During December 2008, the Lombardy TAR admitted the appeal by A2A Trading, which is now quantifying the damages incurred during the weeks that the resolution was applied.

With resolution ARG/elt 105/08 the Authority laid down for 2008 the conditions for the remuneration of production capacity availability in order to achieve and maintain an adequate supply of electricity for the national power system, so as to cover demand with the necessary reserve margins to cope with any unexpected fluctuations. This means that the transitional method of remuneration of production capacity availability applied from March 1, 2004 based on Section 4 of resolution 48/04 is continuing, though it will come to an end when the new system is up and running.

Emissions trading

Directive 2003/87/CE of the European Parliament and Council of October 13, 2003 introduced a system for trading greenhouse gas emission allowances (CO2 or EUA quotas) within the Community in order to achieve the objectives of the Kyoto Protocol by means of so-called "flexible" instruments. The Directive was introduced into Italian law by Decree 216 of April 4, 2006, as subsequently amended and integrated by Decree 51 of March 7, 2008.

In accordance with current Directive, the operators of plant that involves CO_2 emissions have to have an authorisation from the competent national authority. Each plant is assigned emission rights free of charge. Each year, a plant has to have available a number of emission rights (quotas) to cover the emissions that it has released into the atmosphere, buying them if necessary, should the free assignments not be sufficient. On the other hand, if the plant has emitted a quantity of CO_2 that is lower than the rights that it has available free of charge, it can sell the surplus quotas.
On May 15, 2007, the European Commission accepted Italy's National Plan for Phase II of the European Emissions Trading System (2008-2012), on condition that changes are made to it, including a reduction in the total quantity of emission quotas proposed. The PNA (National Plan allocation) also provided for a percentage limit on the quantity assigned to each Manager for the use of credits deriving from Clean Development Mechanism (CER) and Joint Implementation (ERU) projects implemented in the Community system with Directive 2004/101/CE, in order to satisfy the annual obligation to return the quotas. In particular, thermoelectric plants have the right to replace CO_2 quotas with CER/ERU for up to 19.3% of the total assigned (this figure drops to 7.5% for district heating plants). At present, this possibility is a benefit as the CER/ERU certificates are quoted on the market at a lower price.
On November 12, 2008 the Minambiente - MSE Committee gave its definitive go-ahead to the decision to assign CO_2 quotas for the period 2008-2012, making the changes requested by the Commission. With resolution 20/08 of November 27, 2008 the Environment Ministry implemented this decision, assigning a total of around 195 million tonnes of CO_2 (net of around 5.8 million tonnes relating to certain companies in the steel industry until such time that the outcome of certain EU inspections is known).

Provisions concerning CIP 6 energy

At the end of December, the Budget Law 2008 assigned to the Authority, with retroactive effect from January 1, 2007, full powers to define the CEC. Reference to the market prices for natural gas already adopted by the Authority under resolution 249/06 (which established the value of the CEC component for 2007) therefore seems to be admissible. This resolution had been impugned by the operators, but the Council of State rejected the appeal on January 22, 2008.

With reference to the provisions contained in the Budget Law 2007 regarding the assignment of CIP 6 incentives to the plants fed by sources similar to renewables, the Budget Law 2008 also laid down that such funding should be granted only to plants built and operating prior to the date that the law came into effect.

With resolution ARG/elt 154/08, the Authority confirmed for 2008 the methods of calculating the CEC foreseen for 2007 in resolution 249/06, but modifying the method of determining the conventional average fuel price on which the CEC depends, so as to take account of the characteristics of gas supplies for thermoelectric users.

In resolution ARG/elt 77/08, the Authority defines the criteria for granting plant owners that sell electricity under CIP 6/92 the costs resulting from application of the emissions trading rules (for the purchase of CO_2 emission certificates).

With resolution ARG/elt 80/08, the Authority amended and integrated the provisions of resolution 113/06 granting owners of plants under CIP 6/92 the costs deriving from application of article 11 of Decree 79/99 on Green Certificates, reimbursing these plants for such costs for the entire period of the related sale agreements, and not just for the first eight years of them.

Provisions concerning imports

With resolution 329/07, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2008. Similarly, the rules for 2009 were laid down in resolution ARG/elt 182/08. Both these measures (in line with the principles contained in Regulation (EC) 1228/2003 of the European Parliament and Council of June 26, 2003, as amended by the decision of the European Commission 2006/770/CE of November 9, 2006) govern the allocation of interconnection capacity with market methods by, among other things, holding explicit auctions organised by the Network Managers of the various countries (including Terna), as well as mechanisms of reselling the interconnection capacity acquired if it is subsequently not used.
As part of its trading activity, A2A Trading was assigned capacity in both 2008 and 2009 to import and export power across the various frontiers that are interconnected with Italy.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market and the assignment of CCC

In order to acquire electricity to cover the needs of its "higher protection" customers at the best conditions, the Sole Buyer organised various auctions during 2008, both physical and financial (in this case for two-way differential contracts designed to cover the risk of volatility in the Single Nationwide Price for electricity). A2A Trading was assigned various contracts for 2008 and 2009 as part of its management of the industrial portfolio.
As regards CCC allocations (to hedge against the risk of volatility in the fee for allocation of transport capacity between different zones of the power market), for 2008 A2A Trading was assigned base load and peak load cover for periods of one month and six months for the North and Sicily Zones. At the equivalent auctions held by Terna for 2009, the company was allocated baseload and peakload cover for the North and Sicily Zones.

Provisions concerning deregulation of the electricity market: sales to customers eligible for higher protection and safeguarding

Directive 2003/54/CE requires Member States to adopt suitable measures to leave domestic electricity market customers free to choose their own supplier from July 1, 2007.

On June 18, 2007 the Council of Ministers launched Decree Law 73 (converted into law 125 of August 23, 2007) in order to define urgent measures for the implementation of the EC instructions on the liberalisation of energy markets.

This decree provides for the creation of separate companies for power distribution and sales for those companies that at June 30, 2007 were still handling both distribution and sales on an integrated basis. AEM Elettricità SpA therefore took steps to transfer to AEM Energia S.p.A. the business relating to the sale of electricity to customers eligible for higher protection.

With resolution 349/07, the Authority established selling prices for the sale of electricity (PCV) as part of the higher protection service and operators' remuneration, with effect from January 1, 2008.

The AEEG envisaged the application to all customers eligible for higher protection of a fee to cover the sales and marketing costs involved in the selling activity, set at a level in line with the costs incurred by an operator selling on the free market.

Operators providing this higher protection service have the right to remuneration (RCV) that varies according to whether they operate through companies that are separate from the distribution company.

With resolution ARG/elt 25/08, a compensation mechanism was defined to adjust for situations of imbalance between the revenues that can be achieved by applying the RCV tariff component and the costs to be recognised, such as to generate a difference between costs and revenues of more than 5% in absolute terms.

Other measures

Decree Law 112 of June 25, 2008, entitled "Urgent measures for economic development, simplification, competition, stabilisation of public finances and tax redistribution", converted with amendments by Law 133 of August 6, 2008, in article 81 provides for a higher income tax rate to be paid by energy industry operators with certain characteristics.
The same Decree Law 112/2008 also imposed a ban on passing on the burden of this higher tax charge to selling prices and established that the Authority was to act as a watchdog to ensure full compliance with the ban. The Authority established the methods of supervision with resolution VIS 109/08.

Recent regulatory changes in the natural gas sector

Wholesale

On August 30, 2007 the Ministry for Economic Development signed a decree that requires gas importers from November 5, 2007 to use the entire inward transport capacity assigned to them, with a view to maximising the availability of gas in preparation for the coming winter 2007-2008. As already foreseen in 2006, the decree lays down that any failures to use the available capacity are considered equivalent to unauthorised withdrawals from strategic stocks, subject to a fee that the Authority established with resolution no. 297/07 for the period 2007-2008. The resolution also suspends application of the penalties for injecting more gas than foreseen into the storage facilities. The obligation to maximise transport capacity was revoked on March 11, 2008.

Retail

With resolution 347/07, the Authority revised the make-up of the QVD component that is designed to cover the costs of selling natural gas on the retail market, providing for:

- the introduction of a fixed fee, as well as a variable portion;
- elimination of the right to increase the fees paid by customers with consumption of up to 20 GJ per year.

Overall revenues from the new make-up are more or less the same as before.

In fact, with resolution ARG/gas 89/08, the Authority lays down the methods by which gas selling companies are to calculate the equalisation balances due by end-customers so as to ensure application of the supply conditions as redetermined and updated in accordance with resolution no. 79/07 and to permit the recovery of so-called "pro-renegotiation charges" by retailers.
In fact, with resolution no. 79/07, the Authority had imposed on natural gas wholesalers to offer their customers that were counterparties in purchase and sale contracts concluded after January 1, 2005 and still in force during the period January 1, 2006-June 30, 2006, new economic conditions for an amount equal to or less than the one resulting from the recalculation of the CCI (wholesale commercialisation cost) with recognition of the charges incurred for this purpose (i.e. the "pro-renegotiation charges"), for an amount equal to the result of multiplying the volumes consumed by end-customers as per resolution no. 138/03 by 50% of the difference that came from the wholesalers applying the values calculated in accordance with resolution no. 195/02 during the period 1 January, 2006-June 30, 2006.

Other measures

Resolution VIS no. 79/08 brought to an end the AEEG's investigation of Tidonenergie S.r.l. regarding the application of M coefficients (which reflect geographical position and climate) in certain localities not in compliance with those established by the AEEG. The Authority found no proof of the infringement and decided that there were no grounds for applying fines or other sanctions.

The Authority also announced that the conduct of ASMEA S.r.l. was not such as to constitute a violation of resolution no. 300/07, so no sanctions were to be adopted.

Quantitative data - electricity sector

Key quantitative data relating to the energy sector are summarised below.

As mentioned previously, the results for 2008 are not comparable with those of 2007 because of the change in the scope of consolidation. The 2007 figures therefore relate only to the AEM Group, restated on the basis of the new definitions of the Group's business sectors ("sectors") and the changes in consolidation policies adopted by A2A.

GWh	12 31 2008	12 31 2007
SOURCES		
Net production	**11,961**	**9,591**
- thermoelectric production	9,580	7,796
- hydroelectric production	2,381	1,795
Purchases	**22,483**	**12,646**
- single Buyer	3,929	3,957
- power Exchange	9,928	5,272
- foreign markets	5,777	3,049
- other purchases	2,849	368
TOTAL SOURCES	**34,444**	**22,237**
USES		
Protected market sales	3,929	3,843
Sales to eligible customers and wholesalers	12,649	8,512
Sales on the Stock Exchange	13,619	8,109
Sales on foreign markets	4,247	1,773
TOTAL USES	**34,444**	**22,237**

Note: the sales figures are shown gross of any losses.



Quantitative data - gas sector

Millions of m3	12 31 2008	12 31 2007
SOURCES		
Procurement	5,269	2,444
Stock variance	(4)	
Internal consumption/GNC	(18)	
TOTAL SOURCES	**5,247**	**2,444**
USES		
End-customers	1,911	1,031
Thermoelectric	1,697	1,297
Heat	54	33
Wholesalers	1,585	83
TOTAL USES	**5,247**	**2,444**

Note:
Following the line-by-line consolidation of Plurigas, quantities are shown in terms of standard cubic metres with an equivalent Gross Calorific Value (GCV) of 38100 MJ on redelivery.

Income statement

Millions of euro	01 01 2008 12 31 2008	01 01 2007 12 31 2007 Restated
Revenues from sales and services	4,864	2,393
Gross profit from operations	439	326
% of Revenues from sales	9.0%	13.6%
Depreciation, amortisation and provisions	(103)	(58)
Profit from operations	336	268
% of Revenues from sales	6.9%	11.2%
Capital expenditure	70	20

During 2008, the revenues of the Electricity sector amounted to 4,864 million euro, with a gross profit from operations of 439 million euro. Even though the figures are not directly comparable with 2007, it is worth mentioning that the result for the period has been positively affected not only by inclusion of the ASM Group's energy sector in the scope of consolidation, but also by the higher rainfall recorded in 2008 compared with 2007, which more than offset the technical stoppages at the No. 1 and 2 Units of the Premadio hydroelectric power station and the No. 1 and 2 Units at the Cassano d'Adda thermoelectric plant, not to mention the benefit deriving from optimisation of the Group's energy portfolio.

As a result of combining AEM and ASM, A2A now has an efficient production mix with a total installed capacity of 3.6 GW, of which 2.7 thermoelectric and 0.9 hydroelectric, a portfolio of gas contracts for a total of 6 Bm3 on an annual basis and an electricity intermediation capacity of 30 TWh/year.

The main own thermoelectric plants, of which it manages and optimises the production capacity, are Cassano d'Adda in Milan, Ponti sul Mincio in Mantua and Gissi in Chieti.
Thanks to A2A's 20% interest in Edipower S.p.A., this sector also has the right to withdraw 20% of the installed production capacity of Edipower's plants; this right is regulated by specific tolling agreements.
As regards hydroelectric output, on the other hand, the main plants are the Premadio and Grosio power stations in Valtellina, where one comes after the other on a cascade basis.
Lastly, in 2008, agreement was reached to set up a JV with the Gazprom Group, at the same time signing a contract to import around 1 billion cubic metres of natural gas per year from Russia (in force from October 2008). As regards the E.ON Group, an agreement was reached for the A2A Group to pull out of E.ON Produzione (formerly Endesa Italia) by acquiring the business spun off from the company consisting of the thermoelectric plant in Monfalcone (with oil and coal-fed groups for a total of 980 MW) and of the hydroelectric hub in Calabria (490 MW).

Capital expenditure during the year amounted to 70 million euro, mainly involving construction works for the thermoelectric plant at Gissi (50.1 million euro), extraordinary maintenance at the Cassano D'Adda station (5.2 million euro), construction works for the hydroelectric power station at Sernio (2.2 million euro), revamping of the hydroelectric plant in Prevalle Naviglio (2.1 million euro), as well as extraordinary maintenance of the No. 1 and 2 Units of the Premadio hydroelectric power station and at San Giacomo dam (for a total of 4 million euro).



Heat and Services Sector

The Heat and Services Sector includes the activities of cogeneration, district heating and the sale of heat, as well as other activities related to the heat management and facility management services. The following is a short description of these activities:

- **Cogeneration and District Heating:** these involve the production, distribution and sale of heat in the cities of Milan, Brescia and Bergamo, as well as certain neighbouring municipalities of Brescia and Milan, the production and sale of electricity, and the operation and maintenance of the cogeneration plants and district heating networks;
- **Heat and other services:** management of heating plants owned by third parties and facility management.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Heat and Services Sector also includes the following companies:

Heat & Services	Consolidated companies of the A2A Group
Cogeneration plants	• A2A Calore e Servizi • ASM Calore e Servizi
District heating networks	• A2A Servizi
Heat and other services	• Proaris • Coriance Group



Key quantitative and economic data of the sector are reported below.
The previous year figures relate only to the AEM Group, restated on the basis of the new definitions of the Group's business sectors and the changes in consolidation policies adopted by A2A.

Quantitative data

Gwht	12 31 2008	12 31 2007
SOURCES		
Plants:	1,095	202
– Lamarmora	567	–
– Famagosta	129	118
– Tecnocity	71	52
– coriance plants	185	–
– other plants	143	32
Purchases from:	810	194
– third parties	258	122
– from other sectors	552	72
TOTAL SOURCES	1,905	396
USES		
Sales to end-customers	1,905	396
TOTAL USES	1,905	396

Note:
- These figures only refer to district heating. They do not include sales of heat.
- These include the quantities of heat purchased from the Environment Sector.

Income statement

Millions of euro	01 01 2008 12 31 2008	01 01 2007 12 31 2007 Restated
Revenues from sales and services	292	81
Gross profit from operations	67	10
% of Revenues from sales	22.9%	12.3%
Depreciation, amortisation and provisions	(33)	(8)
Profit from operations	34	2
% of Revenues from sales	11.6%	2.5%
Capital expenditure	63	37

A2A's Heat and Services Sector in 2008 generated revenues of 292 million euro with a gross profit from operations of 67 million euro. However, this result is not comparable with last year's because of the inclusion of the ASM Group's Heat Sector.

A2A has a plant pool with a total installed thermal capacity of 850 MWt and an installed electricity capacity of 200 MWe. It benefits from the heat produced by the three waste incinerators in Brescia, Milan and Bergamo (which form part of the Environment Sector).

The main production plants are: Lamarmora and Centrale Nord in Brescia, Tecnocity and Famagosta in Milan, Goltara in Bergamo.

Following the acquisition of the Coriance Group in August, the sector's production capacity has gone up from 850 MWt to 1.336 MWt, while its total installed power station now comes to 275 MWe.

It has an extensive district heating network in Brescia, Bergamo and Milan for a total of 755 km and provides district heating services to around 20,000 end-customers with volumes of heat sold totalling 1.6 TWh per year.

Capital expenditure during the year, 63 million euro, mainly involved development of the district heating networks in the districts of Brescia and Bergamo (17 million euro) and Milan (15 million euro), ongoing works on the Canavese (Mi) plant (16 million euro), extraordinary maintenance on Brescia's Nord power (4 million euro), completion of the Goltara (Bg) plant (3 million euro).

Capital expenditure by the Coriance Group amounted to 94 million euro.



Environment Sector

The Environment Sector includes the activities relating to the entire waste management cycle. These activities are briefly described below:

- **Collection and street sweeping:** cleaning streets and collecting refuse for transport to its final destination;
- **Treatment:** an activity that is carried out in dedicated centres to recover or transform the waste in order to make it suitable for recycling, incineration and energy recovery or disposal in a refuse dump;
- **Disposal:** this involves the final disposal of urban and special wastes in combustion plants or landfills, where possible recovering energy through incineration or exploitation of biogas.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Environment Sector also includes the following companies:

Environment	Consolidated companies of the A2A Group
Collection and street sweeping	Ecodeco Group Amsa Group
Treatment	Aprica (*)
Disposal of waste with energy recovery	Montichiari ambiente Ecofert

(*) Controls 100% of Bas power.





Recent regulatory changes in the environment sector

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector. The new legislation (also known as the Environment Consolidation Act), has in fact revised all of the national rules on the environment, expressly abrogating the Ronchi Decree (Decree 22 of February 5, 1997) as regards the regulation of waste.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

As a result, on September 13, 2007 the Council of Ministers approved at first reading the text of a new, single legislative decree containing amendments to the Consolidation Act, which also included the previous amendments-in-progress. The procedure for the definitive approval of the "Unified Amendment" ended with the publication of Decree 4 of January 16, 2008, which became effective on February 13, 2008. The changes introduced by the Unified Amendment relating to Part Four (Waste) of the Consolidation Act mainly concern:

- reformulation of the concept of by-product (materials deriving from a process that is not designed to produce them directly) by introducing more restrictive conditions that such by-products have to comply with to be removed from the rules governing waste products;
- the regulation of secondary raw materials (materials, substances or products deriving from the re-use, recycling or recovery of waste), introducing more restrictive requisites that such materials have to comply with to be removed from the rules governing waste products;
- a change in the timing allowed for the temporary deposit of dangerous wastes (from two to three months) in the place where they were produced;
- obligatory use of the MUD (Modello Unico di Dichiarazione ambientale - a single form for making environmental declarations) for producers of special but non-dangerous waste deriving from certain activities, including industrial and artisanal processing, waste recovery and disposal, the sludge produced during the purification of drinking water and other types of water treatment and during of waste water purification and fume reduction;
- particular rules for the obligatory authentication of the loading and unloading registers;
- abrogation of the rules that required ferrous and non-ferrous scrap from steelworking and metallurgy to follow the regulations governing secondary raw materials;
- elimination (article 205.2) of the organic waste portion separated after collection from the calculation of the percentage of differentiated refuse collection.

Of the new regulations issued at the end of 2008, of particular importance for the electricity sector was Decree concerning the waste collection emergency in Campania and the Decree of December 18, 2008 (incentives for energy produced from renewable sources).

As regards the contents of these regulations, reference should be made to the section on the Energy Sector.

Other waste legislation

In implementation of EC Directive 1999/31/CE on waste landfills, Decree 36 of January 13, 2003 (to which article 182.7 of Decree 152/06 makes specific reference) identifies specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of landfills into three categories: landfills for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits.

The deadline for being able to dump the types of waste listed in Decree Law 36/2003 has been extended to December 31, 2009 with Decree Law 208 of 12/30/2008 (called "Milleproroghe" thousand extension decree).

Landfills for inert refuse and specialist dumps for asbestos cement are still excluded from the benefit of this extension.

With reference to the use of biological sludge and compost in agriculture, Directive 91/676 (the "Nitrates Directive") limits the maximum load of organic nitrate distributable in agriculture and this was introduced into Italian law by Decree 152/06.

Articles 92 and 112 of Decree 152/06 delegate to the Regions the task of regulating the use in agriculture of the effluents from animal husbandry, as well as that of preparing obligatory plans of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates.

The action plans also identify the periods when it is prohibited to spread any kind of fertiliser on fields.

With DGR no. 5215 of August 2, 2007, the Lombardy Region adopted "the integration with changes to the plan of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates in vulnerable areas". Article 19 of this DGR established that the agricultural use of biological sludge during the period from November 1 to February 28 of each year should depend on the weather and detailed instructions issued day by day by the Region through suitable farming weather bulletins.

By decree on April 8, 2008, the Environment Ministry adopted regulations for collection centres for urban waste collected on a differentiated basis, as foreseen in article 183.1.c) of Decree 152 of April 3, 2006, and subsequent amendments. The resolution of the National Committee of the Register of Environmental Operators of July 29, 2008 entitled "Criteria and requisites for enrolment in the Register in category 1 for the management of refuse collection centres as per Decree of the Environment Minister of April 8, 2008, implementing article 183.1.c) of Legislative Decree 152/2006 and subsequent amendments" was published in the Official Gazette no. 206 of September".

April 30, 2008 was the deadline for presentation of the MUD to local chambers of commerce.

All Group companies presented a MUD on a timely basis with all of the information regarding the quantities and characteristics of the waste produced, treated, transported or disposed of during 2007.
Key quantitative and economic data of the sector are reported below.
The figures show for 2007 only refer to the Ecodeco Group.

Quantitative data

	12 31 2008	12 31 2007
Waste collected (kton) (*)	980	–
Waste disposed of (kton)	2,860	973
Electricity sold (GWh)	1,134	155
Heat sold (Gwht) (**)	651	–

(*) Waste collected in Milan, Brescia and Bergamo.
(**) Quantities at the plant entrance



Income statement

Millions of euro	01 01 2008 12 31 2008	01 01 2007 12 31 2007 Restated
Revenues from sales and services	778	142
Gross profit from operations	320	70
% of Revenues from sales	*41.1%*	*49.3%*
Depreciation, amortisation and provisions	(75)	(33)
Profit from operations	245	37
% of Revenues from sales	*31.5%*	*26.1%*
Capital expenditure	61	12

In 2008 the Environment Sector shows revenues of 778 million euro and a Gross profit from operations of 320 million euro.

After absorbing ASM and AMSA, which operated in the collection, processing and disposal of waste in Milan and neighbouring towns, and Ecodeco, which was already controlled by A2A S.p.A., the A2A Group has become an integrated operator in all of the phases making up the waste management sector. The A2A Group has some of the most modern plants in the whole of Europe and specialises in the use of extremely innovative technologies.

At present, the sector has five WTE incinerators in Milan, Pavia, Brescia and Bergamo, as well as plants for the processing and recovery of industrial and urban wastes.

The Group's WTE incinerators and biogas plants produce electricity for a total of 1.1 TWh/year.

The waste collected in the provinces of Milan, Brescia and Bergamo amounts to around 0.9 Mton/year, while the overall volume of waste disposed of and recovered comes to around 3.0 Mton/year.

Capital expenditure during the year amounted to 61 million euro, mainly for works on the waste incineration plants (26 million euro) and renewal of the plants and vehicles used for refuse collection and street sweeping (19 million euro).



Networks Sector

The Networks Sector includes the activities regulated by a sector Authority, namely the management of electricity and gas networks and of the integrated water cycle. These activities are briefly described below:

- **Electricity Networks:** the transmission and distribution of electricity.
- **Gas Networks:** the transport and distribution of natural gas.
- **Integrated water cycle:** water captation, aqueduct management, water distribution, sewer management and water purification; the sale of water to customers served by the distribution networks of Group companies operating in the provinces of Brescia and Bergamo.

In addition to the activities carried on directly by A2A S.p.A. in this sector, the Networks Sector also includes the following companies:

Networks	Consolidated companies of the A2A Group	
Integrated Water Cycle	• Aem Elettricità	• Camuna Energia
Gas Networks	• Aem Gas	• Retragas
Electricity Networks	• Asm Elettricità	• Retrasm
	• Asm Reti	• Seasm
	• Bas SII	



Recent regulatory changes in the distribution sector

NATURAL GAS DISTRIBUTION DIVISION

The Emergency Intervention Service in 2006

In closing the investigation begun with resolution 185/07 in relation to the violation by AEM Gas in 2006 of the provisions of article 11.2 of resolution 168/04 regarding the gas emergency intervention service, which requires the gas company to arrive on site within 60 minutes of a call 90% of the time, the Authority notified to the company VIS no. 46/08, with which it inflicted a fine of 1,493,000 euro in accordance with article 2.20.c) of Law 481/95. The Company has appealed to the TAR against this decision.
In this regard, we would also point out that following a clarification on the part of the Authority concerning the correct application of fines for violations of the general standards of emergency intervention as per article 23 of resolution 168/04, which requires arrival on site within 60 minutes of a call 95% of the time, the Cassa was asked for a rebate of 829,000 euro unduly paid for the Milan and Segrate plants in 2007.

Assignment of the gas distribution service

Recently, the legislator again intervened in connection with the end of the transition period: firstly, during the conversion into law of Decree 159 of October 1, 2007, and then with the approval of the Budget Law (Law 244/07). This introduced the fact that the new tenders for awarding the service would have to be called within 2 years of the Ministers identifying the best location, and this in turn will have to be identified for each territorial basin by the end of November 2008.
During 2008, the Authority launched a consultation for the definition of optimal minimum catchment areas, identifying 44 of them with around 350,000 redelivery points.
This consultation has not yet been followed by any provision.

In September 2008, the Authority approved the proposal for a ranking system for the offers presented according to the public procedure to identify suppliers of last resort for the thermal year 2008-2009. Only ENI and ENEL took part in the tender.

Distribution tariffs

The Authority extended for the period October 1, 2008-December 31, 2008 the validity of the tariff proposals for the distribution of natural gas and other types of gas approved for the thermal year 2007-2008.
Resolution VIS no. 85/08 brought to an end the AEEG's investigation of ASM Reti S.p.A. regarding the application of M coefficients in certain localities not in compliance with those established by the AEEG.
The Authority found no proof of the infringement and decided that there were no grounds for applying fines or other sanctions.

Gas measuring devices

With resolution ARG/Gas 155/08 the Authority made it obligatory to install remote control measurement devices for all points of redelivery in the natural gas distribution networks. The deadline for this will be the end of 2016, with conversion planned gradually over time according to the class of measuring device.

TRANSPORT OF NATURAL GAS

Resolution no. 102/08 approved Retragas S.r.l.'s tariff proposals for the transport and dispatching of natural gas, in implementation of resolution no. 166/05.
With regard to this, with a note dated December 5, 2008, the CCSE communicated that the amount of T equalisation in thermal year 2007-2008, for Retragas S.r.l. came to Euro 1,338,902.06. This was calculated as the difference between the effective transport revenues deriving from application of the CRr capacity fee, which is applied to the capacity effectively granted at the same rate throughout the country, and the amount of transport revenues calculated by applying the specific company fee to the same revenues.

DISTRIBUTION OF ELECTRICITY

Tariff regime

With resolution 348/07, the Authority adopted the Integrated Text concerning the regulation of power transmission, distribution and measurement services for the third regulatory period 2008-2011 (Attachment A).

The purpose of this provision is to go beyond the system based on tariff options proposed by the distribution companies, foreseeing the application of a single tariff set by the Authority.

Up to March 31, though only to users for other medium and low voltage uses, the distribution companies applied the distribution tariff options in force at December 31, 2007, lowered to take account of the new revenue restrictions imposed on the companies for the year 2008.

This measure provides for a general equalisation regime, as well as a specific company equalisation system, guaranteeing coverage of any variances in the costs incurred by companies for reasons outside their control.
In particular, there are equalisation mechanisms for V1 restricted revenues and equalisation mechanisms for the sales and marketing costs involved in distribution. With resolution Arg/elt 30/08, the Authority defined the equalisation mechanism for the sales and marketing costs incurred by distribution companies for low tension customers to protect their economic and financial equilibrium, as a result of the reorganisation of the sector that followed completion of the deregulation process.

In order to determine tariff levels:

- the recognised rate of return on capital employed has been set at 7% for the distribution service, including related commercial activities, and at 7.2% for the measurement service;
- as regards the portion of the tariff components designed to cover operating costs, the provision sets a target annual increase in productivity (X-factor), which would make it possible to transfer to end-customers, within eight years for transmission and distribution and within six years for the measurement service, of higher efficiency recoveries already achieved by the companies in the second regulatory period, namely 1.9% for distribution and 5.0% for the measurement service (national averages);
- with reference to the annual updates, the depreciation charge is excluded from the field of application of the price-cap.

The Integrated Text also introduces tariff mechanisms designed to promote types of investments considered particularly useful for the development and efficiency of distribution network infrastructures, integrating the incentives provided by the quality regulations.
These investments will be selected be defining suitable effectiveness indices.

As regards the measurement service, the useful life of the low-tension meters has been revised, giving them a duration of 15 years.
Companies are also recognised an additional depreciation charge in connection with the meters eliminated prior to the end of their standard useful life (20 years).
With resolution Arg/elt 30/08, the Authority provided for a revenue equalisation mechanism for the measurement service at low-tension withdrawal points in order to guarantee that the remuneration of the investment in electronic meters and electronic measurement recording devices at low-tension withdrawal points and the depreciation on electromechanical meters that have been eliminated to replace them with electronic ones are attributed to the

distribution companies that have effectively made such investments. There is also provision for a penalty system for non-compliance with the obligatory installation objectives laid down in resolution no. 292/06.

In particular, the equalisation for the charges incurred for the installation of measuring devices at December 31, 2005 will be implemented; this is of interest to ASM Elettricità.

With provision ARG/elt 121/08, based on the investigation carried out to implement resolution no. 96/04, the Authority for Electricity and Gas approved the amount of the "specific company correction factor applicable to revenues admitted to cover distribution costs", which is needed to calculate the amount of specific company equalisation to cover costs due to external variables outwith the control of AEM Elettricità and not paid for by tariff revenues.

The specific company equalisation recognised for 2004 amounts to 13.3 million euro.

With resolution Arg/elt 8/08, the Authority defined for ASM Distribuzione Elettricità S.r.l. the specific company correction factor applicable to revenues admitted to cover distribution costs for the year 2004, which corresponds to a specific company equalisation recognised for an amount of 4.19 million euro.

For the years 2005-2007, this correction factor will be updated in accordance with the method adopted by the Authority with resolution no. 316/07, depending on the amount invested by the company. With resolution ARG/elt 196/08, the Authority updated the value of the CSA (specific correction factor) to be used in calculating the amounts of specific company equalisation owing to AEM Elettricità and ASM Elettricità for the years 2005 and 2006. Considering the amount of equalised revenues to which the definitive CSA is to be applied, these figure for 2005 come to 13.147 million euro for AEM Elettricità and 4.072 million euro for ASM Elettricità.

For 2006 the AEEG still has to establish the amount of equalised revenues to which the CSA is to be applied. In relation to the value of the CSA, these companies were also awarded an advance payment equal to 80% of the specific company equalisation decided for 2004.

The methods for applying and updating the specific company correction factor to determine the amount of equalisation for the regulation period 2008-2011 were established by resolution ARG/elt 30/08; they provide for an investigation on the part of the Authority, which to date has not yet been initiated.

With resolution ARG/elt 62/08, the Authority ordered the payment of the specific company equalisation, by way of an advance subject to a balance, to the companies that benefit from this system and for which the Authority has set the CSA factor for solar year 2004. The amounts advanced for the years 2005, 2006 and 2007 are 80% of the amount calculated by the Authority for 2004.

Hence:

- as regards ASM Elettricità the Cassa paid at the end of June 2008, subject to equalisation, an amount equal to 3.3 million euro per year by way of specific company equalisation for the period 2005-2007. An amount of 4,192,427,20 euro was recognised and paid to the distributor by way of specific company equalisation for the year 2004;
- as regards AEM Elettricità, the amounts for 2004 were paid by way of specific company equalisation following the end of the related investigation, while 45.1 million euro was paid as an advance for the years 2005-2007, subject to equalisation.

Social tariff

With resolution 117/08 the AEEG implemented the social tariff, which is a mechanism for offsetting the expense of supplying electricity to large families with low incomes, depending on the number of members. There is also a form of compensation for people with physical disabilities.
The electricity distributors and ANCI (the national association of Italian municipalities) have worked together to introduce SGATE, which is a system for managing electricity subsidies. This allows Italian municipalities to fulfil their legislative obligations by providing compensation for the cost of electricity supplied to low income domestic customers.

Service quality and continuity

The Authority approved with resolution 333/07 the Integrated Text for the Quality of the Electricity Service ("I.T.Q.E.") for the third regulatory period.
As regards the regulation of service continuity, one novelty is the introduction of an incentive based on the number of interruptions, alongside the mechanism for regulating the accumulated duration of the interruptions.

In accordance with article 22.4 of resolution 333/07, the Authority ascertained and published with resolution ARG/elt 165/08, for each territorial area, the recoveries of service continuity achieved by distribution firms during 2007.

Incentives of 1,560,596.78 euro have been recognised to ASM Distribuzione Elettricità for 2007.
Incentives of 1,377,646.26 euro have been recognised to AEM Elettricità for 2007.

Interruptions of the electricity service in November 2006

With resolution VIS 114/08, the Authority closed the investigation initiated by resolution 238/06 into the causes of the blackout that took place on November 4, 2006 as a result of disturbances on the cross-border interconnection network and the national grid, which led to

the Italian electricity network being completely disconnected from the European power system, leaving end-customers in various regions disconnected.
The ERGEG report prepared as part of the international investigation had already attributed responsibility for this event to the lack of coordination between European network managers and the non-verification of safety condition N-1.
Given that the investigations that have been carried out on the conduct of the operators in Italy have made it possible to verify compliance by all concerned with the instructions of the Network Code applicable at that time, the Authority considered it opportune not to proceed with formal investigations against these operators, as their conduct was in line with current regulations.

ENERGY EFFICIENCY

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed.
In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

On December 21, 2007 the Ministry for Economic Development issued a decree revising and updating the decrees issued on July 20, 2004. In particular, the decree revises upwards the national energy savings objectives previously determined in 2004 for the electricity and gas sector for the years 2008 and 2009 and establishes new objectives for the three-year period 2010-2012.

Tariff grant

With resolution 345/07, the Authority confirmed the value of 100 euro per toe for each type I and II certificate cancelled in May 2009 in order to achieve the specific saving targets for 2008.
With resolution EEN no. 31/08 the Authority extended to December 31, 2008 the September 30 deadline for any changes in the above tariff grant with reference to the cancellation by the obligatory distributors in May 2010 of the rights corresponding to the specific savings objectives for 2009.

Energy savings objectives for the year 2008

Resolution EEN 1/08 (subsequently amended by resolution EEN no. 8/08 for the figures relating to gas distributors) established specific energy savings objectives for 2008 by individual obligatory distributor.
For A2A Group companies these objectives are:

- AEM Elettricità S.p.A.: 34,383 toe (tons of oil equivalent)
- ASM Elettricità S.p.A.: 19,842 toe (tons of oil equivalent)
- AEM Gas S.p.A.: 41,727 toe (tons of oil equivalent)
- ASM Reti S.p.A.: 16,283 toe (tons of oil equivalent)

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures (including electricity distribution, measurement and transmission and gas transport) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the sectors.
To this end, the plan is to give these unbundled activities decision-making and organisational autonomy by having them administered by an "Independent Manager". The deadline for unbundling, which was initially set for January 1, 2008 (except for the unbundling of distribution and measurement, which will run from 2010 in the electricity sector and from 2012 in the gas sector), was postponed until June 30, 2008 by resolution no. 253/07.

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay (requested by the Group).

Following the appeal against this resolution by various operators, on December 18 the Lombardy TAR rejected the request for the resolution to be cancelled for lack of powers on the part of the AEEG, but it did cancel that part of the resolution that said that the executives should also form part of the Independent Manager.
Various operators and the Authority have appealed against this sentence. Considering the ongoing litigation and the failure to define Guidelines for preparing a plan of the various steps

needed to implement unbundling as per Attachment A of resolution 11/2007, the Authority announced that the June 30, 2008 deadline for setting up the Independent Manager was not to be considered final.
These Guidelines were published in September with resolution ARG/com 132/08,
The court case relating to the instructions for functional unbundling, on the other hand, came to an end in February 2009 with the sentence of the Council of State, which in substance confirmed the positions of the Authority.
As regards implementation of the Authority's instructions by the A2A Group, given that April 1, 2009 (with retroactive effect from January 1, 2009 for tax and accounting purposes), will see completion of the absorption of ASM Elettricità and ASM Reti by AEM Elettricità and AEM Distribuzione Gas, respectively, the Group has taken steps to comply with the obligations of independent managers only for AEM Distribuzione Elettricità and AEM Distribuzione Gas, as these are the merging companies.

INTEGRATED WATER SERVICE

After Decree 152 of April 3, 2006 "Rules on environmental matters" and regional Law 18 of August 8, 2006 came into force, the Ambit Conference of the Optimal Territorial Ambit (O.T.A.) for the province of Brescia passed resolution 7 of December 21, 2006 which approved the preliminary steps needed to set it up in the form of a consortium under article 31 of Decree 267/2000 and subsequent amendments, in order to comply with the above legislative requirements.
On June 15, 2007, the local government agencies included in the OTA signed an Agreement which set up a Consortium entitled "Ambit Authority for the Province of Brescia".

Details of the tariff plan for the integrated water service in the Province of Brescia are contained in the "Ambit Plan" approved by resolution 2 of June 14, 2006. The Ambit Plan is the tool used by the Ambit Authority to define the objectives and methods of managing the aqueduct, sewer, catchment and purification services and to regulate dealings with the various operators.

On April 18, 2008, the Consortium General Meeting resolved (with resolution 3/08) to approve the tariffs set by the operators for the year 2008.

These tariffs are being applied:

- from January 1, 2008 in those Municipalities where the Group has been delegated to run the integrated water service or where current management was to continue in accordance with article 113 c. 15 bis of Decree 267/00 and subsequent amendments (for the A2A Group, this involves 81 Municipalities in the Province of Brescia);

- for the other Municipalities, from the date laid down in the resolution delegating management of the integrated water service.

To date, in the Province of Brescia, not all Municipalities have delegated the running of the integrated water service, or part of it, to third party managers, which means that they are continuing to run it themselves with tariffs established by resolutions passed by CIPE (the Government's Interministerial Committee for Economic Planning).

As regards this situation, the minutes of the Conference of Public Entities no. 3-bis of December 21, 2007 identifies the conditions needed to implement the programme of infrastructure projects foreseen in the Ambit Plan. This makes it possible to adopt organisational solutions on the part of those Municipalities that have been able to present specific requests so as to go ahead with the identification of ways of organising the integrated water service to encourage the creation of an economical system based on criteria of efficiency and effectiveness, while at the same time overcoming the problem of operational fragmentation (as foreseen in Legislative Decree 152/06).

As a result, on July 1, 2008 six municipalities delegated their entire integrated water service to A2A, on a transitional basis up until December 31, 2011, while another 13 municipalities that have completed their water service delegated certain sectors of it to A2A, again on a transitional basis up until December 31, 2011.
These new contracts increase from 66 to 73 the municipalities to which A2A provides aqueduct service, from 49 to 67 those to which it provides sewage service and from 48 to 64 those to which it provides water purification service, for a total of more than 550,000 inhabitants served.

Lastly, the Board of Directors of the Ambit Authority Consortium:
- with resolution no. 15 of July 11, 2008 approved the new tariff with the new criteria for applying the sewage and water purification service to industrial discharges that flow into public sewers.
- with resolution no. 16 of July 11, 2008 it approved the "Regulations for the determination of connection charges to the public aqueduct and sewage services" starting from September 1, 2008.

Lastly, with specific reference to the operations of SII, we would point out that article 9-quater of Decree 172/08, relating to the handling of the waste collection emergency in Campania, which was converted into Law 210/08, with a view to greater economic and operational sustainability of the disposal of the organic part of the solid urban waste on the national territory and of a reduction in the quantities to be sent for final disposal, replaces para. 3 of article 107 of Decree 152/06 (Rules on environmental matters), as amended by Decree 4/08, to allow for the possibility of organic food waste being treated with special "dissipators" that reduce it to tiny pieces so that in certain circumstances it can be disposed of through the sewage system. It is envisaged that the installation of such dissipation devices will be communicated by the dealer to the manager of the water cycle, who controls their diffusion throughout the territory.

On October 10, as published in the Official Gazette on October 15, the Constitutional Court issued its sentence 335/2008 on the admissibility of payment of the water purification service (article 14 of Law 36/94 and amendments).
Even though the tariff quota is for water purification, being defined as a tariff, i.e. a fee paid in exchange for a service provided, it also has to be paid by those that use sewage systems that do not have a water purification plant, as laid down in article 14.1 of Law 36 of January 5, 1994, subsequently incorporated in article 155.1.1 of Decree 152 of April 3, 2006.
The position taken by the Constitutional Court is not to admit, from a constitutional point of view, article 15 of Law 36/94 and hence not to admit its inclusion in Decree 152/2006.
At the same time, the Constitutional Court hints at the possibility of a return to tax-type mechanisms for those users whose waste does not get treated.
On the part of Federutility, all opportune contacts have been made with various entities affected by the operative fall-out of sentence 335/2008, in particular with the Environment Ministry.
It seems that similar requests have also been made by ANCI and various Regional Authorities.

With Law 13 of February 27, 2009 instructions were issued regarding the integrated water service under which a new restrictive element has been introduced into Italian law. This is the sum of the charges relating to the various activities involved in water purification (design, construction or completion of plants and related investments).

With resolution 12 of December 19, the General Meeting of the Ambit Authority Consortium for the Province of Brescia adopted the Integrated Water Service Regulations, together with its attachments, giving a mandate to the Board of Directors to evaluate any feedback from the Municipalities with regard to these Regulations. This considering that to manage the integrated water service, it is necessary to regulate in a suitable way the methods of delivering the services with particular reference to the general rules for providing the aqueduct, sewage and purification service, the technical rules for executing the connections to the various services, the classification and procedures for admission and the authorisation of discharges into the public sewage system and the administration of the service.
These Regulations will be approved at the next General Meeting to be called before the end of February 2009.

With resolution 13 of December 19, the General Meeting of the Ambit Authority Consortium

for the Province of Brescia adopted the Integrated Water Service Charter, giving a mandate to the Board of Directors to evaluate any feedback from the Municipalities with regard to this Charter. This considering that to manage the integrated water service, it is necessary to regulate in a suitable way the general and specific quality standards of the service which the manager guarantees to the user, so as to ensure parity of conditions and treatment despite the presence of different managers in various parts of the territory, to make the relationship between manager and user clear and transparent and to protect the user both with regard to information on the services provided, and with regard to claims for any disservices.
The Service Charter will be approved at the next General Meeting to be called before the end of February

With resolution 14 of December 19, the General Meeting of the Ambit Authority Consortium for the Province of Brescia approved the tariffs set for 2009 according to the various levels of consumption and different uses that are applied, starting on January 1, 2009. This with reference to resolution 2/06 with which the Ambit Authority approved the Ambit Plan and with it the Economic and Financial Plan which, together with the rules of reference, identifies the integrated water service tariff as the fee determined in such a way as to ensure full coverage of the capital and running costs.

The same resolution:

- confirmed the possibility for Municipalities to ask, on a voluntary basis, for the application of a 1 euro surcharge on the fixed quota established for domestic uses and to extend its application to non-domestic uses, so as to have available a fund that can be used to provide economic support to particular categories of users;
- confirmed exclusively for municipal use (i.e. utilities for community use registered in the name of the Municipality) the recognition of a free quantity of drinking water on the effective annual consumption, up to 3 m3/ab;
- confirmed the application of a fee of 3 euro (sewer system fixed quota) on top of the fixed quota for all uses to be recognised to the manager to carry out a survey of the networks and drains linked to the white or mixed sewage network and for the annual cleaning of the drains, as well as for emergency situations.

With reference to sentence 335/08 of the Constitutional Court, the General Meeting of the Consortium identified the element of operating cost for the purification service which will not be applied to the user if it is attached to the sewer system but does not benefit from the purification service.
The extract of Consortium Resolution 14/08 was published in the Official Bulletin of the Lombardy Region (Classified Advertisements and Competitions) on Wednesday, January 21, 2009.

THE INTEGRATED WATER SERVICE FOR THE BERGAMO O.T.A.

In implementation of Law 36 of January 5, 1994 (Galli Law) "Provisions concerning water resources", the Lombardy Region with L.R. 21/1998 identified in the "convention" pursuant to article 30 of the T.U.E.L. (Legislative Decree 267 of August 18, 2008) the form of cooperation between local government entities interested in the organisation of an integrated water service.

On December 11, 2001, the Ambit Conference passed resolution 4/01 which identified the Province of Bergamo as the entity responsible for coordination and its legal representative as the chairman of the Ambit Conference.

On February 9, 2002, the Ambit Conference passed resolution 3/02 which approved the convention that regulates dealings between local government entities.

On March 20, 2006, the Ambit Conference passed resolution 4/06 which delegated provision of the integrated water service and management of Bergamo's O.T.A. infrastructure (pursuant to article 113 c.5.C of Legislative Decree 267/2000) for 30 years to Uniacque S.p.A., as a wholly public company, according to the "in-house" management module and the provisions of the Ambit Plan.

On August 1, 2006 a service contract was signed to govern the relationship between the Bergamo O.T.A. and Uniacque S.p.A. for management of the integrated water service throughout the Province of Bergamo.

Article 7 "Existing management teams" of the service contract between the Bergamo O.T.A. and Uniacque provides for the involvement of existing management teams interested in protecting their own activities up to the expiry of outstanding delegations.

BAS SII S.p.A., the A2A Group company that provides the integrated water service in Bergamo and in 33 other municipalities of the Province of Bergamo, sent a formal request for protection to the Bergamo O.T.A. by the September 30, 2006 deadline.

With resolution no. 9/08 of July 14, 2008, the Province of Bergamo O.T.A. communicated to BAS SII S.p.A. that it was refusing protection, pursuant to article 10 bis of Law 241/1990, setting September 15, 2008 as the deadline for receipt of comments from applicant companies and October 30, 2008 as the deadline for closure of the administrative proceedings with the calling of the Ambit Conference.

BAS SII S.p.A. sent its comments by these deadlines; the Ambit Conference postponed the starting deadline from October 31, 2008 to November 30, 2008.

At the end of the preliminary investigation, with resolution 19/2008, the OTA authorised this protection up until December 31, 2010 for management of the water service only in the City of

Bergamo. It also declared protection of the water service in the Municipality of Valnegra up to the natural expiry on June 27, 2026 and officially announced that from January 1, 2007 BAS SII no longer provided the service in the other 32 municipalities that it used to run.

Considering the above, the company decided to impugn the measures taken by the OTA.

During the transitional period admitted by the Ambit Conference and which will end on December 31, 2008, BAS SII S.p.A. is operating in its own catchment area:

- with tariff systems that were in place prior to the setting up of the O.T.A. (CIPE provision 131 of December 19, 2002 Official Gazette no. 79 of April 4, 2003) starting on July 1, 2002;
- with investments in maintenance of the sewer and water purification segments according to the programme as per article 141 of Law 388/2000 approved by the Provincial Administration with resolution no. 726 of December 23, 2001;
- with investments on behalf of the proprietor entities or third-party customers to upgrade the infrastructures to satisfy their service requirements.

Quantitative data

	12 31 2008	12 31 2007
Electricity distributed (GWh)	12,160	7,526
Gas distributed (Mm^3)	1,859	1,117
Gas transported (Mm^3)	380	–
Water distributed (Mm^3)	85	–



Income statement

Millions of euro	01 01 2008 12 31 2008	01 01 2007 12 31 2007 Restated
Revenues from sales and services	522	315
Gross profit from operations	276	166
% of Revenues from sales	*52.9%*	*52.7%*
Depreciation, amortisation and provisions	(135)	(73)
Profit from operations	141	93
% of Revenues from sales	*27.0%*	*29.5%*
Capital expenditure	139	69

In 2008, the Networks Sector had revenues of 522 million euro and a gross profit from operations of 276 million euro. This result benefited during the period from recognition on the part of the AEEG of the specific company equalisation to cover the effective costs incurred by AEM Elettricità S.p.A. in the 2004-2007 period.

A2A's Networks Sector now includes the related activities of the ASM Group (management of electricity and gas networks and of the integrated water cycle. In total, A2A has 8,000 km of medium and low pressure gas network, 15,000 km of in high, medium and low voltage electricity network and 5,000 km of water network.

Today, A2A and its subsidiaries provide distribution services to 1.2 million gas customers, 1.1 million electricity customers and 0.3 million water customers.

The volumes of gas and electricity distributed each year amount to 2 Bm3 and 12 TWh respectively, whereas 90 Mm3 of water are distributed per year.

Capital expenditure for the year amounted to 139 million euro and referred to:
- development and maintenance work on the electricity distribution networks, mainly connecting new users, expansion and refurbishment of the medium and low voltage network, and the installation of new electronic meters, upgrade work on the primary plants (80 million euro);
- development and maintenance work in the gas distribution area, mainly connecting new users, as well as replacing medium and low pressure underground tubes (36 million euro);
- works on the water transport and distribution network, as well as on the sewer networks (23 million euro).

Other Services and Corporate Sector

The following is a brief description of the activities carried on by this sector:

- **Corporate** ([2]): supervision, coordination and control activities, such as business development, strategic direction, planning and control, financial management and the coordination of the Group's activities; central services to support the business and operating activities (e.g. administrative and accounting services, legal services, procurement, personnel management, information technology, telecommunications etc.) provided by the Parent Company under specific intercompany service contracts;
- **Other services:** activities relating to public illumination, traffic regulation systems, video surveillance services and the management of votive lights in cemeteries, as well as data transmission, telephony and internet access services and systems design services.

In addition to the activities carried on directly by A2A S.p.A., this area also includes the following companies:

Other Services and Corporate	Consolidated companies of the A2A Group
Other services Corporate	• Selene (*) • Aprica studi • Bas.Com

(*) Controls 100% of Itradeplace.

(2) This includes the General Manager's Office (Corporate and Market Area), the General Manager's staff (Technical and Operations Area) and the staff in the Office of the Chairman of the Board of Management and Supervisory Board.

The table below reports the main income statement figures of this sector. which are not comparable with the previous year because of the change in the scope of consolidation. The 2007 figures therefore relate only to the AEM Group, restated on the basis of the new definitions of the Group's business sectors ("sectors") and the changes in consolidation policies adopted by A2A.

Income statement

Millions of euro	01 01 2008 12 31 2008	01 01 2007 12 31 2007 **Restated**
Revenues from sales and services	218	105
Gross profit from operations	(34)	(29)
% of Revenues from sales	(15.6%)	(27.6%)
Depreciation, amortisation and provisions	(36)	(20)
Profit from operations	(70)	(49)
% of Revenues from sales	(32.1%)	(46.7%)
Capital expenditure	59	20

In 2008 Other Services and Corporate Sector reported revenues of 218 million euro and a negative Gross profit from operations of 34 million euro.

Capital expenditure for the year amounted to 59 million euro and mainly concerned work on IT systems (10 million euro), work on property (6 million euro) and the purchase of the building in Via Lamarmora, Brescia (38 million euro).




MONTICCHIO
50

Human resources

A2A Group employees were involved in various levels of training in 2008 as part of the constant search for excellence in terms of professional skills, performance and results.
Training activities have included various courses on Group company integration, which have involved all managers in collective teambuilding initiatives and individual coaching initiatives.
Institutional and professional training activities have continued for Group employees with a view to developing significant levels of professional know how and providing updates on important topics, with particular attention to prevention and safety in the workplace.

In 2008 compared with 2007, labour cost has been affected by the renewal of the Gas-Water contract, of the contracts in the Hygiene-Environmental sector and of the economic part of the Electricity sector contract.
We would also point out that the new rules on severance indemnities have been applied since July 1, 2007. These involve paying over severance indemnities either to a supplementary pension fund or to a treasury fund run by INPS.



Research and the environment

The A2A Group confirms its ability to resolve environmental problems. As proof of this, the Group pursues the objective of environmental compatibility for all of the plants that have obtained recognitions and certifications at a national or international level. One of these worth mentioning is the recognition received by the Brescia Waste-to-Energy Incinerator from Columbia University of New York as the best plant of its type in the world.

The Group is currently involved in preparing a "Sustainability Report" which will be available in a few months time.

Plan for the development of district heating in the City of Milan

Also being prepared is the "Plan for the development of district heating in the City of Milan".

The Plan is an integral part of the agreement stipulated on 28 May 2007, by the Mayor of Milan and the Chairman of the AEM Group, now A2A, called "Framework Agreement between the Municipality of Milan and AEM for energy diversification in municipal territory by promoting district heating". The protocol of understanding is a tool to implement the A2A Group's business plan, one of its priority objectives being to spread the use of urban district heating, which is also in line with the Milan's policy of sustainable development. The objective of the Plan is to expand the area reached by this service by connecting new users to the existing district heating network and to build new systems, while at the same time achieving a significant reduction in polluting emissions deriving from the energy requirement for heating, to improve the quality of the air in the environment. To this end, the Plan foresees that the new district heating systems will be fed by production systems based on innovative technologies with high standards of efficiency and environmental performance, such as the recovery of waste heat from processes already present in the territory (WTH incinerators), high-yield cogeneration and large dimension heat pumps that use water taken from the first water table (i.e. a renewable source) for the heat exchange.

During 2008, in collaboration with the Municipality of Milan's Environmental Policy Implementation Department, the Plan for the Development of District Heating was revised to harmonise it and bring it into line with the environmental, territorial and administrative context of reference. Analysing the various sector plans and programmes made it possible to identify priorities, potential synergies and existing restrictions. Above all, account was taken of the new town planning, functional and infrastructural developments that are likely to affect Milan over the next few years, extending the time horizon to 2015, the year of Expo. Moreover, we looked in greater detail at the environmental aspects involved in using heat pump technologies and their impact on the quality and quantity of the water held in the water-table; assuming new scenarios for the availability of this type of resource, which will be constantly monitored, and to guarantee the overall sustainability of the initiative, the plan is for a lower use of heat pumps and as a mitigation measure to experiment returning the water to the stratum that it came from.

The revision of the Piano, with respect to the extension of district heating as it was presented in 2007 (130,000 equivalent inhabitants for around 250 thermal MW of installed power) envisages an increase of a further 490,000 equivalent inhabitants connected to the service (around 980 thermal MW of additional installed power). Overall, the Plan provides for 8 new plants, 5 of which will have a heat pump installed. To these will be added the existing Famagosta site, which is currently being revamped by installing a 15 MW heat pump.

At present, the first stage involving the Canavese plant is currently being completed; The cogeneration section has been completed in 2008, and the work on the wells needed to operate the 15 MWt heat pump have been authorised. The district around Piazza Selinunte is currently being connected to the network fed by the AMSA Silla 2 WTH incinerator (around 30 MW of thermal power installed). The building site for the construction of the power plant that will serve the Santa Giulia district is expected to be opened in 2009.



The table shows the energy and environmental benefits that can be achieved by implementing this Plan.

Plan for the Development of District Heating in the City of Milan - Estimates of the energy and environmental benefits

	District heating plan (2008)
Real connected thermal power [MWt]	980
Equivalent inhabitants served[no]	490,000
Deadline	2015
Reduction in fuel consumption [GWh/year]	407
Reduction in emissions [tonnes/year]	
NO_x	233
SO_2	354
PM_{10}	20
CO_2	152,465

Given the continuing evolution of the urban development scenarios in which the Plan for the Development of District Heating is inserted, the feasibility of further initiatives that could be included in the Plan to help achieve the objectives laid down in the Convention is always being assessed.



Other information

Audit of the financial statements

The separate financial statements at of A2A S.p.A. have been subjected to a full audit by PricewaterhouseCoopers S.p.A. on the basis of a nine-years appointment (2007-2015) by the shareholders' meeting.



The following table summarises the fees paid for Group auditing activities during 2008, split between the main auditors, PwC, and other firms of auditors.

Description - *Thousands of euro*	Lead auditor PwC	Other auditors
A2A S.p.A.		
Audit of the financial statements	122.6	–
Audit of the consolidated financial statements	31.5	–
Periodic review of the accounting system	21.1	–
Limited review of the half-yearly report	37.0	–
Audit of the separate annual reports for AEEG	12.6	–
Other review and certification activities	40.0	–
Total	**264.8**	**–**
Subsidiaries		
Audit of the financial statements	752.0	110
Audit of the consolidated financial statements	16.0	–
Periodic review of the accounting system	195.0	–
Audit of information sent to shareholders for consolidation, of which:		
– at year-end (full audit)	49.0	–
– at June 30 (limited audit)	154.0	–
Audit of the separate annual reports for AEEG	59.0	–
Other review and certification activities	54.0	–
Total	**1,279.0**	**110**
Associates and Joint Ventures (1)		
Audit of information sent to shareholders for consolidation	–	40
Total	**–**	**40**
TOTAL A2A GROUP	**1,543.8**	**150**

(1) Fees incurred directly by A2A S.p.A..

Treasury shares

In accordance with article 2428 of the Italian Civil Code, we would point out that at December 31, 2008 A2A S.p.A. holds 47,434,850 treasury shares. At the date of the financial statements no treasury shares were held through subsidiaries, finance companies or nominees. During the year A2A S.p.A. directly purchased 17,000,000 treasury shares; no sales of such shares were made during the year.

The unit nominal value of these shares is 0.52 euro.

Personal data security code

The Planning Document on Data Security was updated on March 30, 2008 according to the provisions of Decree 196 of June 30, 2003 and subsequent amendments (the "Personal Data Security Code"). A new version will be prepared by March 31, 2009.

Investments held by members of the board of directors and the supervisory board, by general managers and by managers with strategic responsibilities

In accordance with the provisions of article 79 of Consob Regulation 11971/1999 and subsequent amendments and integrations, the following table shows the required information for 2008, including those that in the previous year only held these positions for a fraction of the year:

Name	Company	Number of shares held at the end of the previous year	Number of shares bought	Number of shares sold	Number of shares held at the end of the year	How held
Zuccoli Giuliano	A2A S.p.A.	=	28,000	=	28,000	Owned
Ravanelli Renato	A2A S.p.A.	=	41,000	=	41,000	Owned
Rossetti Paolo (1)	A2A S.p.A.	38,960	20,000	=	58,960	Owned
Capra Renzo	A2A S.p.A.	366,400	20,000	=	386,400	Owned
Bandera Adriano (2)	A2A S.p.A.	=	2,000	=	2,000	Owned
Capezzuto Antonio	A2A S.p.A.	25,200	=	=	25,200	Owned
Castelli Gianni (3)	A2A S.p.A.	7,150	3,500	=	10,650	Owned
Rampinelli Rota Angelo	A2A S.p.A.	48,016	=	=	48,016	Owned
Managers with strategic responsibilities (4)	A2A S.p.A.	20,080	20,000	=	40,080	Owned

(1) Of which 3,680 indirectly held through spouse (not legally separated).
(2) Indirectly held through spouse (not legally separated).
(3) Of which 7,150 indirectly held through spouse (not legally separated).
(4) Of which 6,040 indirectly held through spouse (not legally separated).

Secondary offices

The company hasn't any secondary offices.

***

Information on corporate governance and the ownership structure as per article 123-*bis* of Decree 58/1998, as amended, is contained in a booklet that is an integral part of the financial statement documentation.

Related parties and the Group tax filing

Related party transactions in the consolidated financial statements are analysed in the schedules below and in Note 41 of the consolidated financial statements and Note 38 of the separate financial statements, as required by article 2428 of the Italian Civil Code.

Risks and uncertainties

As required by article 2428 of the Italian Civil Code, the description below indicates the main risks and uncertainties to which the Group is exposed.

Financial risks

Commodity price risk (Energy Risk Management)

Commodity price risk, i.e. the market risk linked to changes in the price of energy raw materials such as electricity, natural gas, coal, fuel oil as well as the by-products of these raw materials, is handled as part of the Risk Management function.
The rising volatility of these commodities entailed a considerable increase in the risks associated with any change in the value of the assets and of the cash flows of the companies in this sector.
Risk Management therefore has the specific objective of stabilising the cash flows generated by the asset portfolio and outstanding contracts to ensure the Group's economic and financial equilibrium.
The market risk involved in fluctuations in energy commodity prices and the exchange rates associated with them is managed centrally by means of a netting process for the entire exposure of the Group's portfolio, which is monitored against a risk limit expressed in terms of economic capital.
Each year, A2A's Management Board lays down the A2A Group's commodity risk limits, while the Risk Management Committee supervises the situation to ensure compliance with these limits and defines the hedging strategies designed to bring risk within the set limits, in accordance with the Group's Energy Risk Policy.

Other information on financial risks

For more information on the financial risks please read the dedicated paragraph in the consolidated financial statements "Other information - 5) Risk management".

Risks linked to the external environment

Legislative and regulatory risk

One potential source of significant risk is the constant - and not always predictable - evolution in the legislative and regulatory context for the electricity and natural gas sector. Of the main topics involved in the current legislative evolution, we would point out in particular:

- the rules on the regulation of local public services;
- the rules governing large hydroelectric concessions;
- the reform of the electricity wholesale market provided for in D.L. 185/08, converted into law on January 28, 2009;
- the evolution in the rules of CIP 6/92 conventions.

The regulation of local public services

The Government has nearly completed its preparation of the rules for the implementation of article 23 bis of Decree 112/2008, converted by Law 133/2008, regarding the contracting out of local public services by Public Entities.

Large hydroelectric concessions

As regards the rules currently in force for the assignment of major water concessions, the 2006 Budget Law provided for a 10-year extension of all such concessions, in exchange for adequate investment in the modernisation of the installations. (This 10-year extension was based on the expiry dates laid down in article 12.6, 7 & 8 of Decree 79/99, the "Bersani Decree"). Based on separate appeals against this measure by certain Regional Authorities, sentence 1/2008 of the Constitutional Court declared that part of the law was unconstitutional as it violated the regions power to make decisions in energy matters, which comes before that of the state. This sentence by the Court led to a situation where it was no longer possible to extend the concessions, whereas it did not entirely reinstate the rules contained in article 12 of the Bersani Decree (paras. 3 and 5 remain abrogated, para. 2 has been abrogated and para. 1 has been replaced by the first part of article 1.483 of the 2006 Budget Law). Given that it has been declared unconstitutional, among other things, the tender parameters contained in the Budget Law (minimum organisational and financial requisites; parameters for the increase in power and energy generated) remain in doubt. Seeing as there is no longer sufficient time to hold competitive tenders for the large concessions that are due to expire on December 31, 2010, it is hoped that the Regional Authorities concerned will themselves extend the duration of the existing concessions.

The reform of the electricity wholesale market

Decree Law 185/08, converted into law on January 28, 2009, introduced measures to reform the power market. These could radically alter certain functional mechanisms, creating serious interruptions and impacts on the operational dynamics of current players in this market.

Evolution of the CIP 6/92 rules

Of the provisions of Decree Law 1195 "Internationalisation, Businesses and Energy" currently being examined in Parliament, we would like to point out the possibility that the Ministry of Economic Development may lay down criteria for the annual updating of the Avoided Fuel Cost and that producers may be proposed mechanisms for the early resolution of the CIP 6/92 agreements, so as to reduce the costs involved in maintaining them.

Process risks

Operation risk

The main operating risk to which A2A is exposed is linked to the ownership and management of power stations, cogeneration plants and distribution networks and plants.

These plants are naturally exposed to risks that that cause significant damage to the assets themselves and, in more serious cases, production capacity may be compromised.

However, the presence and continuous monitoring of adequate systems of prevention and protection within each operating area, which act on the frequency and gravity of the events, the adoption of maintenance plans, the availability of strategic spare parts and the use of tools for transferring risk to the insurance market enable us to mitigate the economic consequences of adverse events.

Information Technology

In 2008 A2A used the information system already present in the two main entities (AEM and ASM) that gave rise to the new company. In particular, the information system used by ASM was managed by Selene, while the one used by AEM was managed by e-Utile.

2008 saw the start of an IT convergence plan, which involved unifying the part of the IT system that handles Corporate processes, i.e. administration, finance, control and procurement, which from January 2009 is managed on the ERP SAP R3 software installed at e-Utile's IT centre in Piazza Trento, Milan.

This system makes use of the Disaster Recovery service that AEM defined some years ago. This ensures service and data continuity on an alternative IT centre within the defined period of time. This service is checked twice a year.
The convergence plan will continue in 2009 and 2010 in order to simplify and harmonise the Group's IT systems. The aim is to generate synergies and to improve service levels even more by optimising the existing infrastructures in Milan and Brescia, also with a view to providing mutual disaster recovery back-up.

Provisions for risks

In addition to what we have already said about risk management and mitigation, we would point out that the Group has over the years built up suitable provisions for risks and charges, shown under liabilities, to enable it to cope with actual, legal and implicit obligations deriving from past events, for which it is probable that there will be an outlay in the future, which can be reliably estimated (see notes 20 and 21 in the consolidated financial statements). In particular, the Group is party to a number of legal and tax proceedings which are explained in the consolidated financial statements in the section entitled "Other information – 7) Update of the main legal and tax disputes still pending".

Activities of the A2A Group's Foundations in 2008

Like the other most important operators in this sector, AEM and ASM also set up foundations some years ago (ASM in 2000, AEM in 2007) to organise cultural and social activities in their local areas.

So with the merger, the two companies brought their Foundations as a "dowry" and according to A2A's articles of association, they will continue to be sustained by A2A through the payment of grants of equal amount.

The AEM Foundation

The AEM Foundation has identified two areas in which to operate:

1) the first consists of the safeguarding and enhancement of the Company's history and corporate culture, which it has developed over time in the field of energy and network services;

2) the second, which ties into the first, is the support that the AEM Foundation intends to give to scientific research into the production and distribution of energy and network services in general, with particular reference to the use of innovative technologies and renewable sources, and the environmental compatibility of the various systems.

Within this second area, the AEM Foundation plays a constant role in the activities of the EnergyLab Foundation (which AEM promoted). It has similar purposes in the field of research into questions of energy and renewable sources.

The AEM Foundation also has access to the premises located in Piazza Pò 3, called the "House of Energy" for meetings, conferences, seminars and to carry out any other activity related to the pursuit of its purpose which requires the use of fairly large spaces.
Such occasions are also used to spread a culture of energy saving and to announce the results of historical research promoted by the Foundation and linked to its photographic, artistic and documentary heritage.

During 2008, the AEM Foundation worked on:

- revamping the former AEM's photographic and company archive, sorting out its contents and digitizing them. It also organised cultural exhibitions and events (with a particular focus on AEM's centenary and, in the medium term, with a view to Expo 2015);
- organising social initiatives, including the payment of scholarships for worthy students and carrying out interventions together with the Municipality of Milan and NGOs that operate in the territory;
- organising initiatives in support of certain projects of proven cultural value (such as the "Dialogue in the Dark" exhibition together with the Blind Institute);
- managing the permanent communication centre dedicated to energy and the environment (the "House of Energy") and using it for musical, research and training activities for various local situations, such as:
  - guided tours (for elementary and middle school children, and others) on matters of safety and energy efficiency in the Museum Laboratory (which has 35 interactive workstations);
  - The School Project on question of gas safety;
  - art and cultural exhibitions in the "balcony" area (e.g. exhibition on Cesare Pavese);
  - initiatives to raise awareness on matters of energy saving (such as the distribution of low consumption lightbulbs);
- various activities in partnership with the EnergyLab Foundation, created to carry out research, development and innovation in the energy and environment sector.

During 2008 the AEM Foundation also made donations to third-party entities in accordance with its bylaws:

- research programmes organised by EnergyLab;
- technical support for the Fondazione Amico Charlie and Porto Franco Onlus;
- cultural projects such as restoration of ISEC's "Sala delle Asse";
- charitable initiatives: a concert by Andrea Boccelli for the Blind Institute.

In 2008, it also commenced preparatory work on the celebrations for AEM's centenary year.

The ASM Foundation

Ever since it was set up, the ASM Foundation has carried out an important awareness campaign in the following chosen areas of intervention:

1. *the city that is changing:* the new generation, immigrants with new cultures, new pensioners, so an investment in human and social capital that is profoundly different in terms of their vision of the world and their political and social participation;
2. *the city that is getting older:* men and women who have come to the end of their active working life are an important resource for a community that cannot and must not close in on itself. So the Foundation monitors this situation in various ways, both with its own projects and by cooperating with other entities and associations that work in this area with intelligence and enthusiasm;
3. *the city that is evolving:* the future of a city has to be built on solid cultural bases. For this reason, starting from a traditional approach to organising cultural events, we are now investigating new areas that offer a wide range of interpretations, inviting us to revisit the city from different points of view.

The following is a summary of the main events that formed part of the Foundation's activity in 2008.

The Board of Directors met 17 times during the year, continuing the activities of previous years and confirming the choices made in the past as regards the preferred lines of intervention with a view to making the Foundation's presence in the Brescia area effective and useful. At the same time, the Board reviewed the overall approach to projects, placing them within certain policy guidelines. It also made a detailed study of the Foundation's roles and functions.

In particular, the projects sustained or proposed by the Foundation during the course of 2008 were concentrated in five priority sectors, identified for funding purposes. "The needs of the city that is getting older", "The discomfort of the city that is changing", "Collaboration with the city that is evolving", "Paying attention to the environment" and "The Bergamo and Piacenza areas".

In 2008, the Foundation authorised the payment of grants for a total of 1,659,591 euro.

In June 2008, the Board of Directors made certain changes to the Foundation's bylaws that were needed following the merger of ASM Brescia S.p.A. with AEM S.p.A..

In 2008, the ASM Foundation also took part in meetings of the Board of Directors of the Brescia Museum Foundation, of which it is a member with 2% of the share capital, collaborating, among other things, in the organisation of the cultural event entitled "Van Gogh. Drawings and Paintings" and parallel exhibitions.

The national assembly of Assifero — Associazione Italiana Fondazioni e Enti di Erogazione — of which the ASM Foundation is a founding member, took place in February 2008; during proceedings, the Chairman of the ASM Foundation was appointed as a member of the new National Board and in this role took part in preparing the strategic plan to relaunch the Association. This envisages increasing the number of participating entities, including their resources, impact and cohesion, becoming a point of reference for institutional philanthropy.

Work also continued on the research/event entitled "The knowledge society does not grow old. Lifelong learning: learning to do, to know, to live together during all stages of life". The purpose is to start a widespread process of greater awareness to promote a shared culture on the question of continuous training, catalyzing energies and ideas to make them available to local players: public services, the world of work, training agencies, volunteer associations and leisure clubs.

December 2008 saw the end of the "Interest" project, which begun in 2004 together with the Foundations of the Brescia Communities, Cogeme, Italo Gnutti and with the Associazione Cuore Amico; this project promoted the setting up of a Committee with the purpose of creating an effective network of skills for the benefit of children up to the age of 18.

* * *




Photo captions

Page 2

- The Chairmen of A2A's Supervisory Board Renzo Capra and Management Board Giuliano Zuccoli at the presentation of the newly born A2A Group at Palazzo Mezzanotte in Milan (Stock Exchange).
- The San Giacomo Dam owned by A2A in Alta Valtellina.

Page 5

- Intelligent Transfer Station (ITS®) Ecodeco Spa at Lacchiarella (Milan).
- Luigi Morgano, Deputy Chairman of A2A's Management Board, Renato Ravanelli, General Manager Corporate and Market Area of A2A, Roberto Bruni, the Mayor of Bergamo, Enrico Erigesi, CEO of Cea Centrax Italy - Gazprom Group, Annamaria Arcudi, MD of Plurigas - A2A Group and Mauro Miglio A2A's Head of Mergers, Acquisitions & Divestments during the presentation in Bergamo of the joint venture between the A2A Group and Gazprom to sell natural gas in Italy.

Page 6

- The Chairman of A2A's Management Board Giuliano Zuccoli together with Gianni Castelli, a member of A2A's Supervisory Board, talking with the Mayor of Varese Attilio Fontana on the day of the agreement between A2A and the Municipality of Varese for ASPEM Varese to join the A2A Group.
- The Chairman of A2A's Management Board Giuliano Zuccoli and the Mayor of Varese Attilio Fontana.

Page 7

- Inside the Ecodeco plant at Dumfries in Scotland (UK).
- The Mayor of Brescia Adriano Paroli .

Page 8

- The Chairman of A2A's Management Board Giuliano Zuccoli between Giorgio Pozzi and Roberto Colombo, respectively Chairman of ACSM Como and AGAM Monza, on the day of the agreement for the two Lombardy groups to merge.
- The Ecodeco plant at Dumfries in Scotland (UK).

Page 12

- The Environment Assessor of Milan Edoardo Croci, the Mayor of Milan Letizia Moratti, the Chairman of the Board of Management Giuliano Zuccoli and the Infrastructure and Public Works Assessor of Milan Bruno Simini at the signing of the agreement between A2A and the Municipality of Milan for the development of district heating in the city.

Page 21

- Inside the "House of Energy", the A2A Group's interactive laboratory in Milan.
- The Chairman of A2A's Supervisory Board Renzo Capra and of A2A's Management Board Giuliano Zuccoli during a visit to the Brescia Waste Incinerator.

Page 22

- The Mayor of Naples Rosa Russo Iervolino, the Mayor of Brescia Adriano Paroli and the Chairman of A2A's Management Board Giuliano Zuccoli and of A2A's Supervisory Board Renzo Capra during the press conference to mark the visit of a delegation from the Municipality of Naples to the Brescia Waste Incinerator.
- A2A's thermoelectric plant at Cassano d'Adda.

Page 23

- A2A's General Manager of the Corporate and Market Area Renato Ravanelli.
- A2A's thermoelectric plant at Cassano d'Adda.

• A2A's General Manager of the Technical and Operations Area Paolo Rossetti.

Page24

The Chairman of AMSA spa, Sergio Galimberti, between two of AMSA's low-impact street sweepers.

Page 25

• A detail of A2A's thermoelectric plant at Cassano d'Adda.

• The Chairman of A2A's Management Board Giuliano Zuccoli together with the Mayor of Brescia Adriano Paroli visiting the Brescia Waste Incinerator.

Page 27

• A2A's thermoelectric plant at Cassano d'Adda.

• The Chairman of A2A's Management Board Giuliano Zuccoli with the Mayor of Naples Rosa Russo Iervolino during the visit of a delegation from the Municipality of Naples to the Brescia Waste Incinerator.

Page 28

• A2A's thermoelectric plant at Cassano d'Adda.

Page 35

• A2A's thermoelectric plant at Cassano d'Adda.

• The Chairman of A2A's Management Board Giuliano Zuccoli together with the Minister for Economic Development Claudio Scajola at a conference held in Rome entitled "Nuclear: decision time".

Page 42

•The Mayor of Milan Letizia Moratti, the Environment Minister Stefania Prestigiacomo and the Chairman of A2A's Management Board Giuliano Zuccoli during a visit to A2A's Canavese district heating plant in Milan.

• A2A's Cancano Dam in Alta Valtellina.

Page 44

• An A2A employee at work on a pylon in the Brescia area.

Page 46

• Winter at A2A's Cancano Dam in Alta Valtellina.

Page 47

• A2A's Val Grosina Dam blocks this valley at the height of the village of Fusino in Valtellina.

• the Environment Minister Stefania Prestigiacomo and the Chairman of A2A's Management Board Giuliano Zuccoli during a visit to A2A's Canavese district heating plant in Milan.

Page 49

• Aerial view of A2A's thermoelectric plant at Cassano d'Adda.

• The Prime Minister Silvio Berlusconi and the Chairman of A2A's Management Board during the signing of the agreement to entrust the running of the Acerra Waste Incinerator to A2A.

Page 51

• Head of Civil Protection Guido Bertolaso, Prime Minister Silvio Berlusconi and the Chairman of A2A's Management Board Giuliano Zuccoli during the signing of the agreement to entrust the running of the Acerra Waste Incinerator to A2A.

• The Brescia Waste Incinerator.

Page 61

• The Acerra Waste Incinerator.

• The Prime Minister Silvio Berlusconi and the Chairman of A2A's Management Board during the signing of the agreement to entrust the running of the Acerra Waste Incinerator to A2A.

Page 63
- The Chairman of A2A's Management Board Giuliano Zuccoli, The Mayor of Milan Letizia Moratti and the Prime Minister Silvio Berlusconi during the inauguration ceremony for the Acerra Waste Incinerator.

Page 64
- The Deputy Chairman of the Management Board Luigi Morgano, the Chairman of the Management Board Giuliano Zuccoli and the Managing Director of Partenope Ambiente Antonio Bonomo visit the A2A employees working at the Acerra Waste Incinerator.
- Detail of the Acerra Waste Incinerator.

Page 66
- The control room of the Brescia Waste Incinerator.

Page 67
- The Chairman of A2A's Management Board Giuliano Zuccoli and the Prime Minister Silvio Berlusconi during the inauguration ceremony for the Acerra Waste Incinerator.
- Rendering of the Acerra Waste Incinerator.

Page 70
- The Acerra Waste Incinerator at the time of its inauguration.

Pag,71
- The control room of the AMSA's Silla 2 Waste Incinerator in Milan.

Pag 72
- AMSA's Silla 2 Waste Incinerator in Milan.

Page 85
- Prof. Giancarlo Pireddu, Prof. Luigi Prosperetti, the General Manager of A2A's Technical and Operations Area Paolo Rossetti, the Chairman of A2A's Management Board Giuliano Zuccoli, the General Manager of the Corporate and Market Area Renato Ravanelli and journalist Stefano Agnoli at the meeting of A2A managers at Palazzo Edison in Foro Bonaparte, Milan.

Page 88
- Views of L'Aquila and Monticchio in Abruzzo damaged by the earthquake on April 6, 2009.

Page 89
- The operations room of the Civil Protection at Aquila where the A2A Group is present with its own Civil Protection Unit.

Page 91
- Members of A2A's Civil Protection Unit together with soldiers of the Italian Army and some Abruzzese citizens at the Monticchio refugee camp.

Page 92
- A school outing to A2A's former hydroelectric plant at Fraele in Alta Valtellina.

Page 93
- Aerial view of A2A's Mincio Power Station near Mantua.

Page 102
- The Deputy Chairman of A2A's Supervisory Board Alberto Sciumè together with its Chairman Renzo Capra during a board meeting.
- A view of the city of Brescia and A2A's Waste Incinerator.

The document is also available on the website www.a2a.eu.

Editorial Coordination: Communication and External Relations

Graphics: AP&B Milano

Lay-out: Bowne

Photos: A2A's Archive

REPORT ON OPERATIONS 2008

a2a

a2a

via Lamarmora 230 - 25124 Brescia
www.a2a.eu



FILE NO. 82-4911

SEPARATE FINANCIAL STATEMENTS 2008

a2a

Contents

0.4 Attachments

This is a translation of the Italian original "Bilancio separato 2008" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

Summary of results, assets and liabilities and financial position

A2A S.p.A.

A2A S.p.A., which was created by merging AEM S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A., is responsible for business development, strategic planning, control and coordination of the A2A Group. It also provides Group companies with services in support of their business and operating activities (administrative, legal, procurement, personnel management, information technology, communication and technical services in support of their electricity and gas distribution activities) in order to optimise the resources that are available within the Group and to use its know-how as efficiently as possible. These services are regulated by intercompany service agreements, which are updated every year.
A2A S.p.A. also makes office space and business premises available, along with services related to the use of such facilities.

A2A S.p.A. is the owner of power generation, cogeneration and heat production plants, and a WTE ("waste-to-energy") incinerator, as well as district heating and water distribution networks.

The power generation assets consist of the thermoelectric power plants at Cassano d'Adda and Ponti sul Mincio and some hydroelectric plants in Valtellina.

Within the field of cogeneration and district heating, A2A S.p.A. performs electricity generation and heat production at the Lamarmora cogeneration plant and other smaller plants. The heat cogenerated is distributed and sold through a district heating network that is owned by the company, mainly in the cities of Brescia and Bergamo.

The company is also active in the final disposal of waste with energy recovery through incineration (WTE). In fact, it is the owner of the Brescia incinerator, which recovers electricity and heat from burning waste that cannot be usefully recycled.

A2A runs water captation, aqueduct management, water distribution, sewer management and water purification activities.

It is the owner of the water distribution networks in Brescia and the Province of Brescia, and of the water purification plant at Verziano (Brescia).

Capital expenditure amounted to 138 million euro and concerned the purchase of the building of via Lamarmora in Brescia (38 million euro), works on the water transport and distribution network, and on the sewer networks in the Brescia area (23 million euro), development of the district heating network in the Brescia and Bergamo area (17 million euro), extraordinary maintenance on the incinerator in Brescia (17 million euro) and on the thermoelectric plant in Cassano d'Adda (5.2 million euro), as well as interventions on the information system (10 million euro).

Results

Millions of euro	01 01 2008 12 31 2008	01 01 2007 12 31 2007	Changes
Revenues			
Revenues from sales and services	1,071.0	325.4	745.6
Other operating income	27.1	8.9	18.2
Total revenues	**1,098.1**	**334.3**	**763.8**
Operating costs	(608.7)	(152.8)	(455.9)
Labour costs	(120.5)	(51.8)	(68.7)
Gross profit from operations	**368.9**	**129.7**	**239.2**
Depreciation and amortisation	(140.9)	(64.5)	(76.4)
Provisions and writedowns	(22.5)	(9.9)	(12.6)
Profit from operations	**205.5**	**55.3**	**150.2**
Net financial income/expenses	(12.8)	33.8	(46.6)
Other non-operating costs	-	(3.3)	3.3
Profit before tax	**192.7**	**85.8**	**106.9**
Income tax expenses	(52.2)	(1.3)	(50.9)
Net profit of continuing operation	**140.5**	**84.5**	**56.0**
Result from non-current assets sold or held for sale	**31.2**	**1.2**	**30.0**
Net profit for the year	**171.7**	**85.7**	**86.0**

As mentioned previously, the 2008 results are not comparable with those of 2007 because of the mergers. The 2007 figures therefore relate only to AEM S.p.A..

During the year under review, A2A S.p.A. shows revenues totalling 1,098.1 million euro and operating costs of 608.7 million euro. Labour costs, net of capitalised costs and including social contributions and severance indemnities, amount to 120.5 million euro.

Gross profit from operations amounted to 368.9 million euro and reflects the contribution made by all areas of activity in which A2A S.p.A. operates, as mentioned above.

Depreciation, amortisation and provisions amount to 140.9 million euro. The increase of 76.4 million euro is essentially due to the revision of the depreciation plan for the transferable hydroelectric plants as a result of sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the rules contained in the Budget Law 2006 — the 10-year extension of hydroelectric concessions — was unconstitutional, which forced the company to increase the depreciation on freely transferable assets. The effect of this revision amounts to 17 million euro.

Provisions for risks and charges amount to 22.5 million euro.

Because of the various changes mentioned above, profit from operations comes to 205.5 million euro.

Net financial costs amount to 12.8 million euro. The increase in net financial expenses was caused mainly by the increase in average net debt, which rose by around 980 million euro, compared with the previous year, due to the mergers and, marginally, to the rise in interest rates.

Income before taxes amounts to 192.7 million euro.

Income taxes for the year, including deferred taxes, amount to 52.2 million euro, and comprise the effect of 5.5% IRES surtax introduced by D.L. 112 of 06/25/2008, converted with amendments into Law 133 of 08/06/08 ("Robin Tax"), applied to electricity producers and distributors of electricity and gas.

At December 31, 2008 the net result from non-current assets held for sale show a positive balance of 31.2 million euro, net of the tax effect, and refers to the dividend received during the year from E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.).

Net profit for the year came to 171.7 million euro.

Balance sheet and financial position

Millions of euro	12 31 2008	01 01 2008 post-merger	12 31 2007
CAPITAL EMPLOYED			
Net capital employed	**5,765.7**	**6,164.6**	**4,190.8**
- Property, plant and equipment	1,583.6	1,589.5	864.8
- Intangible assets	88.9	89.3	19.1
- Investments and other non-current financial assets (*)	4,415.5	4,809.4	3,502.2
- Other non-current assets/liabilities (*)	8.2	8.2	0.3
- Deferred tax assets and liabilities	(95.4)	(101.8)	(13.8)
- Provisions for risks, charges and liabilities for landfills	(116.0)	(103.3)	(81.5)
- Employee benefits	(119.1)	(126.7)	(100.3)
Working capital	**103.8**	**22.1**	**(68.7)**
- Inventories	17.0	17.1	0.8
- Trade receivables and other current assets (*)	478.7	621.2	111.2
- Trade payables and other current liabilities (*)	(384.4)	(618.5)	(198.7)
- Current tax assets/tax liabilities	(7.5)	2.3	18.0
Assets/liabilities held for sale (*)	**482.9**	**0.1**	**-**
TOTAL CAPITAL EMPLOYED	**6,352.4**	**6,186.8**	**4,122.1**
SOURCES OF FUNDS			
Equity	**3,574.5**	**3,700.0**	**2,324.7**
Total financial position beyond one year	2,737.5	2,230.4	1,492.1
Total financial position within one year	40.4	256.4	305.3
Total net financial position	**2,777.9**	**2,486.8**	**1,797.4**
TOTAL SOURCES	**6,352.4**	**6,186.8**	**4,122.1**

(*) Net of balances included in net financial position.

At December 31, 2008, net capital employed amounted to 6,352.4 million euro, funded by equity, 3,574.5 million euro and net financial indebtedness, 2,777.9 million euro (1,797.4 million euro at December 31, 2007).

The amount of net capital employed increased by 2,230.3 million euro compared with December 31, 2007. This increase is due for 2,064.7 million euro to the effect of the merger and for 165.6 million euro to an increase in net capital employed in 2008.

Working capital, net of the merger effect, has increased by 81.7 million euro thanks mainly to the combined effect of the reduction in trade payables and other current liabilities, partly offset by the reduction in trade receivables and other current assets.

Considering the reclassification of the investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), net capital employed has risen by 84.1 million euro, mainly because of the growth in investments after the acquisition of Coriance and the exercise of the call options on the Ecodeco investment.

The net debt amounts to 2,777.9 million euro at December 31, 2008 (1,797.4 million euro at December 31, 2007).

Net cash flows from operating activities during the period amount to 275.8 million euro and include the change in assets and liabilities of 54.3 million euro.

Net cash flows absorbed by investing activities amount to 267.6 million euro and include capital expenditure for property, plant and equipment and intangible assets, the increase in the value of investments and the outlay, amounting to 43.8 million euro, for the purchase of treasury shares.

Dividends distributed amount to 299.3 million euro.

Millions of euro	12 31 2008 post-merger	12 31 2007
OPENING NET FINANCIAL POSITION	**(2,486.8)**	**(1,471.4)**
Net profit for the year	171.7	85.7
Depreciation and amortisation	140.9	64.5
Writedowns of investments and fixed assets	17.5	-
Changes in assets and liabilities (*)	(54.3)	(43.2)
Net cash flows from operating activities	**275.8**	**107.0**
Net cash flows absorbed by investment activities	**(267.6)**	**(308.4)**
Earnings distributed	(299.3)	(124.6)
CLOSING NET FINANCIAL POSITION	**(2,777.9)**	**(1,797.4)**

(*) Net of balances booked directly to equity.

Details of the net financial position are given below:

Millions of euro	12 31 2008	12 31 2007
Medium/long-term debt	2,781,5	1,518.0
Medium/long-term loans	(44.0)	(25.9)
Total net non-current debt	**2,737.5**	**1,492.1**
Short-term debt	468.1	466.3
Short-term financial receivables	(395.1)	(134.3)
Cash and cash equivalents	(32.6)	(26.7)
Total net current debt	**40.4**	**305.3**
Net debt	**2,777.9**	**1,797.4**

O.1
Financial statements

Balance sheet (1)

Assets

Amounts in euro	Note	12 31 2008	12 31 2007
NON-CURRENT ASSETS			
Property, plant and equipment	1	1,583,644,451	864,790,403
Intangible assets	2	88,819,420	19,138,202
Investments	3	3,871,800,273	2,986,805,891
Other non-current financial assets	4	547,262,021	516,301,261
Deferred tax assets	5	96,612,627	60,190,834
Other non-current assets	6	51,973,442	25,229,436
Total non-current assets		**6,240,112,234**	**4,472,456,027**
CURRENT ASSETS			
Inventories	7	16,975,263	794,319
Trade receivables	8	400,858,784	84,547,797
Other current assets	9	77,817,999	26,708,614
Current financial assets	10	395,127,269	134,360,868
Current tax assets	11	-	18,021,467
Cash and cash equivalents	12	32,622,993	26,665,586
Total current assets		**923,402,308**	**291,098,651**
NON-CURRENT ASSETS HELD FOR SALE	13	**482,936,395**	**-**
TOTAL ASSETS		**7,646,450,937**	**4,763,554,678**

(1) Related party transactions in the financial statements are analysed in section 0.2 and in Note 38, as required by CONSOB Resolution 15519 of July 27, 2006.
Significant non-recurring events and transactions in the financial statements are analysed in Note 39, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

Equity and liabilities

Amounts in euro	Note	12 31 2008	12 31 2007
EQUITY			
Share capital	14	1,629,110,744	936,024,648
(Treasury shares)	15	(107,303,913)	(63,533,212)
Reserves	16	1,881,006,570	1,366,509,454
Net profit for the year	17	171,704,668	85,699,195
Equity		**3,574,518,069**	**2,324,700,085**
LIABILITIES			
Non-current liabilities			
Non-current financial liabilities	18	2,778,527,300	1,517,821,330
Deferred tax liabilities	19	191,953,672	74,039,386
Employee benefits	20	119,102,228	100,300,050
Provisions for risks, charges and liabilities for landfills	21	115,957,036	81,518,605
Other non-current liabilities	22	6,308,967	199,193
Total non-current liabilities		**3,211,849,203**	**1,773,878,564**
Current liabilities			
Trade payables	23	269,306,406	109,197,896
Other current liabilities	23	115,111,681	89,474,876
Current financial liabilities	24	468,121,385	466,303,257
Tax liabilities	25	7,544,193	-
Total current liabilities		**860,083,665**	**664,976,029**
Total liabilities		**4,071,932,868**	**2,438,854,593**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-
TOTAL EQUITY AND LIABILITIES		**7,646,450,937**	**4,763,554,678**

Income statement (1)

Amounts in euro	Note	01 01 2008 12 31 2008	01 01 2007 12 31 2007
Revenues	27		
Revenues from sale and services		1,071,031,710	325,381,256
Other operating income		27,086,052	8,933,227
Total revenues		1,098,117,762	**334,314,483**
Operating costs	28		
Cost of raw materials, finished products and services		543,863,164	127,441,467
Other operating costs		64,834,999	25,339,324
Total operating costs		608,698,163	**152,780,791**
Labour costs	29	120,529,499	**51,854,746**
Gross profit from operations	30	368,890,100	**129,678,946**
Depreciation and amortisation, provisions and writedowns	31	163,378,711	**74,363,948**
Profit from operations	32	205,511,389	**55,314,998**
Financial costs	33		
Financial income		180,247,603	124,265,612
Financial expenses		193,004,574	90,496,041
Total financial costs		(12,756,971)	**33,769,571**
Other non-operating costs	34	-	**(3,273,501)**
Profit before tax		192,754,418	**85,811,068**
Income tax expense	35	52,223,550	**1,332,024**
Net profit of continuing operations net of tax		140,530,868	**84,479,044**
Net result from non-current assets held for sale	36	31,173,800	**1,220,151**
NET PROFIT FOR THE YEAR	37	171,704,668	**85,699,195**

(1) Related party transactions in the financial statements are analysed in section 0.2 and in Note 38, as required by CONSOB Resolution 15519 of July 27, 2006.
Significant non-recurring events and transactions in the financial statements are analysed in Note 39 as required by CONSOB Resolution DEM/6064293 of July 28, 2006.

Statement of cash flows

Amounts in euro	2008	2007
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**26,665,586**	**5,003,549**
Merger contributions	**103,611,193**	**-**
Operating activities		
Net result for the year	171,704,668	85,699,195
Depreciation of property, plant and equipment	133,486,646	59,975,165
Amortisation of intangible assets	7,377,283	4,517,592
Writedowns of non-current assets	2,000,000	-
Writedowns of investments	15,548,700	-
Change in provisions for risks and charges, employee benefits and deferred tax liabilities	13,763,141	8,001,601
Change in current assets and liabilities (*)	(68,122,543)	(51,187,575)
Net cash flows from operating activities	**275,757,895**	**107,005,978**
Investing activities		
Capital expenditure in property, plant and equipment	(127,599,979)	(32,956,924)
Capital expenditure on intangible assets and goodwill	(8,867,960)	(4,004,869)
Investments and securities (*)	(87,332,337)	(232,958,745)
Purchase/sale of treasury shares	(43,770,701)	(38,460,753)
Net cash flows absorbed by investment activities	**(267,570,977)**	**(308,381,291)**
Free cash flow	**8,186,918**	**(201,375,313)**
Financing activities		
Change in financial assets	(24,173,228)	(38,842,421)
Change in financial liabilities	217,620,620	386,522,999
Dividends paid	(299,288,096)	(124,643,228)
Net cash flows absorbed by financing activities	**(105,840,704)**	**223,037,350**
CHANGE IN CASH AND CASH EQUIVALENTS	**(97,653,786)**	**21,662,037**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**32,622,993**	**26,665,586**

(*) Net of balances booked directly to equity.

Statement of changes in equity

Description	Share capital Note no. 14	Treasury shares Note no. 15	
Equity at 12.31.2006	**936,024,648**	**(25,072,459)**	
Allocation of net profit and distribution of dividends			
Treasury shares		(38,460,753)	
Adjustments deriving from the application of IAS 39			
Net profit for the year			
Equity at 12.31.2007	**936,024,648**	**(63,533,212)**	
Balance sheet effect of the mergers	693,086,096		
Allocation of net profit and distribution of dividends			
Treasury shares		(43,770,701)	
Adjustments deriving from the application of IAS 39			
Other changes			
Net profit for the year			
Equity at 12.31.2008	**1,629,110,744**	**(107,303,913)**	
Possible uses			

A: For increase in capital - (*) availability euro 1,466,437,794.

B: For loss coverage.

C: For distribution to shareholders - (*) euro 1,090,288,487.

	Reserves Note no. 16	Net profit for the year Note no. 17	Total equity
	1,162,898,822	**176,702,774**	**2,250,553,785**
	52,059,546	(176,702,774)	(124,643,228)
			(38,460,753)
	151,551,086		151,551,086
		85,699,195	85,699,195
	1,366,509,454	**85,699,195**	**2,324,700,085**
	682,176,866		1,375,262,962
	(213,588,901)	(85,699,195)	(299,288,096)
			(43,770,701)
	46,408,000		46,408,000
	(498,849)		(498,849)
		171,704,668	171,704,668
	1,881,006,570	**171,704,668**	**3,574,518,069**
	A (*)-B-C (**)		

0.2

Financial statements

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Balance sheet

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Assets

Amounts in euro	12 31 2008	of which Related Parties (note no. 38)	12 31 2007	of which Related Parties (note no. 38)
NON-CURRENT ASSETS				
Property, plant and equipment	1,583,644,451		864,790,403	
Intangible assets	88,819,420		19,138,202	
Investments valued at equity	3,871,800,273	3,871,800,273	2,986,805,891	2,986,805,891
Other non-current financial assets	547,262,021	3,477,619	516,301,261	825,267
Deferred tax assets	96,612,627		60,190,834	
Other non-current assets	51,973,442		25,229,436	
Total non-current assets	**6,240,112,234**		**4,472,456,027**	
CURRENT ASSETS				
Inventories	16,975,263		794,319	
Trade receivables	400,858,784	332,094,966	84,547,797	72,492,858
Other current assets	77,817,999	44,338,956	26,708,614	6,727,178
Current financial assets	395,127,269	395,127,269	134,360,868	134,360,868
Current tax assets	–		18,021,467	
Cash and cash equivalents	32,622,993		26,665,586	
Total current assets	**923,402,308**		**291,098,651**	
NON-CURRENT ASSETS HELD FOR SALE	**482,936,395**	**482,936,395**	**-**	**-**
TOTAL ASSETS	**7,646,450,937**		**4,763,554,678**	

Equity and liabilities

Amounts in euro	12 31 2008	of which Related Parties (note no. 38)	12 31 2007	of which Related Parties (note no. 38)
Equity				
Share capital	1,629,110,744		936,024,648	
(Treasury shares)	(107,303,913)		(63,533,212)	
Reserves	1,881,006,570		1,366,509,454	
Net profit for the year	171,704,668		85,699,195	
Equity	**3,574,518,069**		**2,324,700,085**	
LIABILITIES				
Non-current liabilities				
Non-current financial liabilities	2,778,527,300	390,781	1,517,821,330	
Deferred tax liabilities	191,953,672		74,039,386	
Employee benefits	119,102,228		100,300,050	
Provisions for risks, charges and liabilities for landfills	115,957,036		81,518,605	
Other non-current liabilities	6,308,967		199,193	
Total non-current liabilities	**3,211,849,203**		**1,773,878,564**	
Current liabilities				
Trade payables	269,306,406	113,261,475	109,197,896	44,828,545
Other current liabilities	115,111,681	21,196,942	89,474,876	2,662,927
Current financial liabilities	468,121,385	256,656,924	466,303,257	105,247,231
Tax liabilities	7,544,193		-	
Total current liabilities	**860,083,665**		**664,976,029**	
Total liabilities	**4,071,932,868**		**2,438,854,593**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-		-	
TOTAL EQUITY AND LIABILITIES	**7,646,450,937**		**4,763,554,678**	

Income statement

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Amounts in euro	01 01 2008 12 31 2008	of which Related Parties (note no. 38)	01 01 2007 12 31 2007	of which Related Parties (note no. 38)
Revenues				
Revenues from sale and services	1,071,031,710	857,329,421	325,381,256	310,835,469
Other operating income	27,086,052	6,197,950	8,933,227	5,356,213
Total revenues	**1,098,117,762**		**334,314,483**	
Operating costs				
Cost of raw materials, finished products and services	543,863,164	127,218,810	127,441,467	51,691,000
Other operating costs	64,834,999	10,273,999	25,339,324	148,855
Total operating costs	**608,698,163**		**152,780,791**	
Labour costs	**120,529,499**		**51,854,746**	
Gross profit from operations	**368,890,100**		**129,678,946**	
Depreciation and amortisation, provisions and writedowns	**163,378,711**		**74,363,948**	
Profit from operations	**205,511,389**		**55,314,998**	
Financial costs				
Financial income	180,247,603	168,273,226	124,265,612	108,953,355
Financial expenses	193,004,574	21,271,387	90,496,041	6,521,995
Total financial costs	**(12,756,971)**		**33,769,571**	
Other non-operating costs	–		**(3,273,501)**	
Profit before tax	**192,754,418**		**85,811,068**	
Income tax expense	**52,223,550**		**1,332,024**	
Net profit of continuing operations net of tax	**140,530,868**		**84,479,044**	
Net result from non-current assets held for sale	**31,173,800**		**1,220,151**	
NET PROFIT FOR THE YEAR	**171,704,668**		**85,699,195**	

0.3
Notes

General information on A2A S.p.A.

A2A S.p.A. is a company incorporated under Italian law. A2A S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.

A2A S.p.A. was born as a result of the merger between three long-standing entities: AEM S.p.A., AMSA Holding S.p.A. and ASM Brescia S.p.A.. On December 24, 2007, at the end of an aggregation process made up of various stages (1), the merger deeds were signed, after which, from January 1, 2008, AMSA Holding S.p.A. (2) ("AMSA") and together with ASM Brescia S.p.A. was absorbed by AEM S.p.A. ("AEM"), after which AEM S.p.A. changed its name to A2A S.p.A..

As a result, the share capital of AEM S.p.A. (now A2A S.p.A.) increased from euro 936,024,648 to euro 1,629,110,744.

From February 22, 2008 the registered office of A2A S.p.A. was transferred to Brescia, Italy, in Via Lamarmora 230.

The Company is responsible for business development, strategic planning, control, financial management and coordination of the activities of the A2A Group.

(1) Merger negotiations between ASM S.p.A. and AEM S.p.A. began in July 2006.
On December 18, 2006 the two Boards of Directors approved the Business Plan for the merger.
On June 4, 2007 the Boards of Directors of ASM, AEM approved a framework agreement regarding the structure and principal terms of the operation; AMSA on the same day, the Municipality of Brescia and the Municipality of Milan signed an agreement that laid down the guidelines for merging the two companies.
On June 25, 2007 the Merger Plan was signed by the Boards of Directors of ASM, AEM and AMSA.
On June 27, 2007 the operation was approved by Brescia City Council; it was then approved by Milan City Council on July 23, 2007.
On September 21, 2007 the experts appointed by the Milan Court expressed their opinion on the reasonableness of the share exchange ratio (1 ASM share = 1.60 AEM shares).
On October 22, 2007 the merger plan was definitively approved by the Extraordinary Shareholders' Meetings of ASM and AEM; the Ordinary Shareholders' Meeting of ASM also approved the distribution of an extraordinary dividend of 0.11 euro per share to its own shareholders.

(2) In preparation for its merger, AMSA S.p.A.
(a) spun off to Milano Immobili e Reti S.r.l., which is wholly owned by the Municipality of Milan, the so-called "non-duplicatable" assets used in running the waste collection and street sweeping services;
(b) contributed to a wholly owned newco (AMSA S.r.l., now AMSA S.p.A.) all of the assets and liabilities and all of its juridical relations other than the "non-duplicatable" assets transferred to Milano Immobili e Reti S.r.l.;
(c) changed its name to AMSA Holding S.p.A..

The A2A Group mainly operates in the following sectors:

- production, sale and of electricity;
- the sale and distribution of gas;
- the production, distribution and sale of heat through district heating networks;
- waste cycle management;
- integrated water cycle management.

It also provides the subsidiaries and some of its associated companies with administrative, tax, legal, personnel management, procurement and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible.

The individual annual financial statements of A2A S.p.A. are expressed in euro, which is also the functional currency of the economies in which it operates.

Notes are expressed in thousands of euro.

The individual financial statements of A2A S.p.A. at December 31, 2008 have been prepared on a going concern basis and consist of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes. They have been prepared in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, as well as with the provisions issued in application of article 9 of D.Lgs. 38/2005.

These financial statements at December 31, 2008 have been approved by the Management Board meeting of March 25, 2009, which authorised their publication.

They have been audited by PricewaterhouseCoopers S.p.A. in accordance with their appointment by the Shareholders' Meeting of April 26, 2007 for the nine-year period 2007-2015.

The strategic value of the aggregation

The mergers involving the A2A Group form part of the evolution of Italian local utilities, which as they open up to more competition have initiated a process of consolidation that is leading to the formation of a limited number of larger operators, even if they still have strong local roots. In this context, AEM, ASM and AMSA have agreed on the industrial importance of the project, which is designed to (i) achieve a suitable size to compete with other national and foreign operators, (ii) reinforce upstream and downstream integration in the value sector of their core activities, (iii) raise negotiating potential in deregulated markets, (iv) take advantage of opportunities deriving from economies of scale and cost/investment synergies with a view to improving the quality of the services offered and (v) strengthen the territorial roots of the new company, which operates not only in Milan, Brescia and Bergamo, but also in numerous other cities in Lombardy and Emilia, continuing to provide important services to their citizens, who are A2A's customers.

In particular, the creation of A2A will make it possible to (i) reinforce the promotion of energy savings and sustainable development initiatives using innovative technologies and suitable management and industrial policies, such as producing energy from renewable sources, and (ii) create additional value in businesses such as gas, electricity, environmental services (e.g. waste incineration, treatment and disposal) and energy services for the territory (such as district heating and energy management).

Having created a major operator to act as a self-sufficient and completely integrated national leader in the energy and environmental sector, it will take on the role of an aggregating hub that can attract other local operators in neighbouring geographical areas that are complementary in terms of their customer base. Small and medium-sized utilities are going to have to raise their efficiency in a market that is experiencing growing competition and a potential compression of operating margins. This gives them good reason to combine with A2A so as to guarantee sustainable development of their own territory, as the new Group will be able to provide them with a combination of a leadership position (with all the advantages of size) and easier access to energy procurement sources.

A2A wants to create value for its shareholders by exploiting the advantages and benefits that will derive from achieving a large enough size to compete successfully in the rapidly deregulating local public services market from the complementary nature of the business areas, which makes it possible to integrate the value sector upstream and downstream, and from the geographical vicinity of the areas in which they operate.

Synergies are expected to arise in this situation from the optimisation of the current industrial processes, such as: management of the energy portfolio, standardisation of the main operating activities (e.g. centralised purchases) and the unification of common activities (e.g. staff functions, technical services and coordination). Synergies are also expected to come from projects of strategic development in activities with a higher potential for value creation, such as: the energy market (gas and electricity), the environmental services business (WTE - waste-to-energy, waste treatment/disposal), energy services for the territory (district heating, local energy services) and producing energy from renewable sources.

The accounting effects of the AEM/AMSA and AEM/ASM mergers

AEM/AMSA

Note that prior to the merger between AMSA Holding S.p.A. and AEM S.p.A., AEM was held 42.267% by the Municipality of Milan.
However, because of certain clauses in AEM's articles of association, the Municipality of Milan had control of it; the Municipality of Milan also held 100% of AMSA Holding S.p.A..

In light of the above, the AEM/AMSA merger has been treated by IFRS as an operation "under common control", i.e. as an operation carried out by two entities that are subject to the control of the same entity (the Municipality of Milan). Such operations are not expressly regulated by IFRS 3, which explains the method to be used to account for business combinations, nor by other IAS/IFRS. In the absence of a specific accounting principle to refer to, A2A followed IAS 8 and adopted as the accounting treatment for booking such operations that of booking the entities acquired to the balance sheet on the basis of the accounting balances shown in the financial statements prior to the operation, in other words, ensuring "continuity of values".

AEM/ASM

As regards the method of accounting used for the AEM/ASM merger, the following points should be taken into consideration:

- prior to the merger with AEM, ASM was held 69.2% by the Municipality of Brescia;
- on October 5, 2007, the Municipalities of Brescia and Milan stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over A2A by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan.

International Financial Reporting Standards (IAS/IFRS) do not state specifically how joint ventures are meant to account for assets and liabilities over which the venturers acquire joint control. International practice has developed two alternative approaches to such operations: either "continuity of values", which says that the assets and liabilities of the joint venture should be shown on the basis of the values shown in the financial statements prior to the joint venture deal; or "fresh start accounting", which likens the operation to an acquisition, which means accounting for all balance sheet items at their fair value. In this particular case, it is felt that the most suitable method of accounting to represent the effects of the operation in question is "continuity of values": in fact, the assets and liabilities continue to be under the control — albeit joint control — of the Municipality of Brescia and the Municipality of Milan.

The effects of these mergers on the balance sheet figures at January 1, 2008 are summarised in a schedule in note 39.

Financial statements

For the balance sheet, A2A has adopted a format which separates current and non-current assets and liabilities according to para. 51 *et seq.* of IAS 1.

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice. The results of recurring operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's recurring operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of recurring operating activities.

The statement of cash flows is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with IAS 1.

The accounting schedules included in the financial statements are in the same format as those used in the financial statements at December 31, 2007, except for the items relating to "Derivatives", which have been included in "Other assets" and "Other liabilities", "Goodwill", which has been included in "Intangible assets" and "Liabilities for landfills" which have been included in "Provisions for risks, charges and liabilities for landfills".

Note that the accounting schedules used at December 31, 2007 were adjusted compared with those used previously to bring them into line with those presented by the companies involved in the merger (ASM Brescia S.p.A. and AMSA S.p.A.).

Changes in accounting standards and accounting policies

The accounting principles adopted in 2008 are the same as those used the previous year, with the exception of the changes described in the following paragraph "Accounting standards, amendments and interpretations approved by the European Union and adopted during the year".

The following paragraphs "Accounting standards, amendments and interpretations already approved by the European Union, but not yet adopted by the Company in the year under review" and "Accounting standards, amendments and interpretations not yet approved by the European Union" summarise the changes that will be adopted in future years indicating, where possible, the effects expected on the Company's financial statements.

Accounting standards, amendments and interpretation already approved by the European Union and adopted during the year under review

Following the crisis in financial markets, which got even worse during the third quarter of 2008, there was a request on the part of financial and institutional operators to eliminate the inconsistencies between international accounting standards (IAS/IFRS) and American accounting principles (US GAAP), principally in relation to certain reclassifications between the accounting categories used to classify financial instruments.

Under certain circumstances, US GAAP make it possible to reclassify financial instruments from the trading book (measured at fair value) to "held to maturity" (measured at amortised cost). Such reclassifications were not allowed by IAS 39 prior to issuing the amendment to IAS 39 and IFRS 7 of October 13, 2008.

In fact, on October 13, 2008, to satisfy the requests for uniformity of treatment between IAS/IFRS and US GAAP, the IASB issued an urgent amendment to IAS 39 - Financial Instruments: Recognition and Measurement and to IFRS 7 - Financial Instruments: Disclosures. This new amendment makes it possible, under certain circumstances, to:

(i) reclassify certain non-derivative financial assets from the "fair value through profit and loss" category;

(ii) reclassify loans and receivables from the "fair value through profit and loss" and "available for sale" categories to the "held to maturity" category if the company has the intention and ability to hold such assets for the foreseeable future or until they mature.

The amendment, which was approved by the European Union on October 5, 2008 is applicable from July 1, 2008. A2A did not make any of the reclassifications allowed by this amendment.

In addition, FRIC 11 "Group and treasury share transactions" was adopted during 2008, integrating the principles of IFRS 2 on share-based payments; the adoption of this interpretation did not have material accounting effects.

Accounting standards, amendments and interpretation already approved by the European Union, but not adopted by the company during the current year

The following standards and interpretations already approved by the European Union and published in the E.C.O.G. on January 29, 2009 will be applied in the coming years:

- IFRS 8 "Operating segments" applicable from January 1, 2009, will replace IAS 14 "Reporting financial information by segment". The new accounting standard requires companies to base its segment disclosures on the same elements that management uses to take operating decisions. In other words, it requires operating segments to be identified on the basis of the internal reporting system, which is regularly reviewed by management for the purpose of allocating resources to the various segments and analysing performance. Adoption of this standard will not have any impact in terms of valuations in the financial statements, only a different way of presenting segment information.
- IAS 1 Revised "Presentation of Financial Statements", applicable from January 1, 2009. According to the revised version all the changes generated by transactions with shareholders have to be shown in the statement of changes in equity. All transactions with third parties ("comprehensive income") have to be shown in a single schedule of comprehensive income or in two separate schedules (income statement and statement of comprehensive income). In any case, changes generated by transactions with third parties must not be shown in the statement of changes in equity. Adoption of this standard will not have any impact in terms of valuations in the financial statements.
- IAS 23 Revised "Obligatory capitalisation of financial expenses" incurred for assets that need a certain period of time before they are ready for use or for sale (applicable from January 1, 2009). The impact on the company's financial statements will depend on the timing of capital expenditure.

- The amendment to IFRS 2 "Share-based payments", which has changed the requisites of paragraph 21A on the treatment of non-vesting conditions, the definition of vesting and vesting conditions in appendix A and the treatment of cancellations foreseen in paragraphs 28 and 28 A. At present, these changes will not have any significant impact on A2A.
- Amendment to IAS 32 "Financial instruments: Presentation" and to IAS 1 "Presentation of the Financial statements — Puttable Financial Instruments and Obligations Arising on Liquidation". In particular, the standard requires companies to classify puttable financial instruments and financial instruments that oblige the company to deliver part of the company's shares to a third party as equity instruments; this amendment (approved on January 22, 2009) has to be applied prospectively from January 1, 2009. The adoption of this amendment will not have any impact on the financial statements.
- On May 22, 2008 the IASB issued a series of updates to IFRS which affected IFRS 5, IAS 1, IAS 16, IAS 19, IAS 20, IAS 23, IAS 28, IAS 29, IAS 36, IAS 38, IAS 39 and IAS 40. In addition, amendments to IFRS 1 and IAS 27 relating to the cost of investments in subsidiaries, in joint ventures and associates are expected. The application of these improvements, approved on January 29 2009, will not have a material impact.
- IFRIC 13 "Customer loyalty programmes" and IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction", applicable from January 1, 2009. The adoption of these interpretations will not have material accounting effects.

Accounting standards, amendments and interpretations not yet approved by the European Union

The following standards and interpretations have not yet been applied as the European Union has not yet concluded the approval process:

- IFRIC 12 "Service Concession Arrangements" applicable from January 2008; application of this interpretation could have a significant impact on the presentation in the financial statements, particularly with reference to the reclassification of property, plant and equipment and intangible assets. If all of the Group's assets under concession turned out to be subject to IFRIC 12 and therefore had to be reclassified, the total amount involved could be around 204 million euro. The company is carrying out all of the analyses needed to identify the assets that will be subject to IFRIC 12.
- IFRIC 15 "Agreements for the Construction of Real Estate" and IFRIC 16 "Hedges of a Net Investment in a Foreign Operation", applicable from January 1, 2009 and from October 1, 2008 respectively.

- IFRIC 17 "Distributions of Non-cash Assets to Owners" and IFRIC 18 "Transfers of Assets from Customers", applicable from July 1, 2009.
- IFRS 3 Revised "Business combinations". The main changes relate to:
  - (i) elimination of the obligation to measure the subsidiary's individual assets and liabilities at fair value in the event of a step acquisition of subsidiaries. In such cases, goodwill will be determined as the difference between the value of the investments immediately prior to the acquisition, the consideration paid and the value of the net assets acquired;
  - (ii) if the company does not buy 100% of the investment, the portion of equity belonging to minority interests can be measured either at fair value, or by using the method previously recommended by IFRS 3;
  - (iii) booking to the income statement all of the costs relating to the business combination and recognition of liabilities for contingent consideration payments at the acquisition date. The Revised standard is applicable from July 1, 2009;
  - (iv) IAS 27 Revised "Consolidated and Separate Financial Statements", according to which changes in the percentage interest that do not involve a loss of control have to be treated as an equity transaction, which means that the contra-entry has to be booked to equity. Moreover, the revised standard lays down that when control over a subsidiary is ceded, but the company still maintains an interest in it, the investment has to be measured at fair value, booking any gains or losses that arise when control is lost to the income statement. The Revised standard is applicable from July 1, 2009.
- On July 31, 2008 the IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement which clarifies certain aspects of hedge accounting; in particular, which elements can be hedged under certain circumstances. The amendment has to be applied from July 1, 2009, and can be applied in advance.
- On November 27, 2008, the IASB issued amendments to IAS 39 – Financial instruments: Recognition and Measurement and to IFRS 7 – Financial Instruments: Disclosures: reclassification of Financial Assets, both applicable from July 1, 2008. And in November, IFRS 1 Revised – First Adoption of International Financial Reporting Standards, applicable from July 2009.

Accounting policies

Basis of preparation

The financial statements have been prepared on the basis of historical cost, except for those items which under IFRS are valued at fair value, as indicated in the accounting policies.

Translation of foreign currency items

The individual annual financial statements of A2A S.p.A. are expressed in euro, which is also the functional currency of the economies in which it operates. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.
Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.

Property, plant and equipment

Industrial buildings are booked under property, plant and equipment, whereas non-industrial buildings are classified as investment property.
Property, plant and equipment purchased separately are booked at historical cost, including any additional charges directly attributable to the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted

for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries). Ordinary maintenance costs are wholly expensed to the income statement in the year they are incurred. Costs incurred for regular maintenance are attributed to the assets to which they refer and are depreciated over their specific residual useful life.

Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to A2A, are recognised as A2A assets at the lower of fair value and the present value of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.

Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciated is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The estimated realisable value which is deemed to be recoverable at the end of their useful life is not depreciated. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.

The depreciation of freely transferable assets is calculated on a straight-line basis over the lower of the residual duration of the concession and the estimated useful life of the assets.

Landfills are depreciated on the basis of the percentage filled, which is calculated as the ratio between the volume occupied at the end of the period and the total volume authorised.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates

• buildings	1.0% - 17.3%
• production plant	1.0% - 33.3%
• transport lines	1.4% - 100.0%
• transformation stations	1.8% - 33.3%
• distribution networks	1.4% - 33.3%
• miscellaneous equipment	3.3% - 100.0%
• mobile phones	100.0%
• furniture and fittings	10.0% - 25.0%
• electric and electronic office machines	10.0% - 33.3%
• vehicles	10.0% - 25.0%
• leasehold improvements	12.5% - 33.3%

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value, using the methods explained below in the paragraph entitled “Impairment of assets”; writedowns can be reversed in subsequent periods if the reasons for them no longer apply.
No financial expenses were capitalised during the year.
When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

Intangible assets

Intangible assets are identifiable non-monetary assets that cannot be seen, touched or physically measured, which are controlled by the enterprise and able to produce future economic benefits; this category also includes goodwill that have been purchased at a price. The fact of being identifiable is to distinguish an intangible asset that has been acquired from goodwill; usually, this requirement is met when: (i) the intangible asset is attributable to a legal or contractual right, or (ii) the asset is separable, on other words it can be sold, transferred, rented out or exchanged autonomously or as an integral part of other assets. Control by the enterprise consists of the right to enjoy the future economic benefits deriving from the asset and the possibility of limiting access to it by others.
Intangible assets are reported in the financial statements at purchase or production cost, including ancillary charges, determined in the same way as for property, plant and equipment. Intangible assets produced internally are not capitalised but charged to income in the period in which the costs are incurred.

Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment. Changes in the expected useful life or in the ways in which the future economic benefits of an intangible asset are achieved by the Company are accounted for by suitably adjusting the period or method of amortisation, treating them as changes in accounting estimate. The amortisation applied to intangible assets with a definite useful life is charged to the income statement in the cost category that reflects the function of the intangible asset concerned.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value ”) using the methods explained below in the paragraph entitled “Impairment of assets”; writedowns can be reversed in subsequent periods if the reasons for them no longer apply.

Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value, using the methods explained below in the paragraph entitled "Impairment of assets". Writedowns of goodwill cannot subsequently be written back.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

The following amortisation rates are applied to intangible assets with a definite useful life:

- industrial patents and intellectual property rights ________________ 12.5% - 33.3%
- concessions, licences, trademarks and similar rights ________________ 6.7% - 33.3%
- leasehold improvements ________________ 12.5% - 33.3%

Impairment of property, plant and equipment and intangible assets

Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value").
Goodwill, other intangible assets with an indefinite useful life or assets not available for use are tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.
Impairment testing consists of comparing the recoverable amount of the asset with its net book value.
The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Company calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it exceeding the value that the asset would have had without any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.
When it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash generating unit (CGU) or group of CGUs to which the asset belongs or to which it can reasonably be allocated.
The CGUs have been identified according to the organisational and business structure, as homogeneous aggregations that generate independent cash flows deriving from the continuous use of the assets attributed to them.

Emission quotas and green certificates

Different accounting policies are applied to quotas or certificates held for own use in the "Industrial Portfolio", and those held for trading purposes in the "Trading Portfolio".
Surplus quotas or certificates held for own use which are in excess of the company's requirement in relation to the obligations accruing at the end of the year are booked to other intangible assets at cost. Quotas or certificates assigned free of charge are booked at a zero value. Given that they are assets for instant use, they are not amortised but subjected to an impairment test. The recoverable amount is the higher of its value in use and its market value.
If, on the other hand, there is a deficit because the requirement exceeds the quotas or certificates in portfolio at the balance sheet date, provision is made in the financial statements for the charge needed to meet the residual obligation; this is estimated on the basis of any purchase contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.
Quotas or certificates held for trading in the "Trading Portfolio" are booked to inventories and measured at the lower of purchase cost and estimated realisable value based on market trends. Quotas or certificates assigned free of charge are booked at a zero value. Market value is established on the basis of any sales contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.

Investments in subsidiaries, associates and joint venture

Subsidiaries are those companies where AEM S.p.A. has control, giving it autonomous power to make strategic decisions for the company in order to obtain the related benefits. Generally speaking, it is assumed that control exists when more than half of the voting rights that can be exercised at ordinary shareholders' meetings are held, directly and indirectly, also considering so-called "potential" votes, i.e. voting rights deriving from convertible instruments.
Associates are those companies where AEM S.p.A. has significant influence over the company's strategic decisions, despite not having control, also considering potential voting rights deriving from convertible instruments; significant influence means that A2A S.p.A., directly or indirectly, holds more than 20% of voting rights that can be exercised at ordinary shareholders' meetings.
A *"joint venture"* is an agreement with which two or more parties undertake an economic activity subject to shared control.
Investments in subsidiaries and associates are stated at cost, adjusted for any impairment losses.
If the Company's share of the affiliate's losses is greater than the book value of the investment, the value of the investment is cancelled and the share of any further losses is booked as a provision if the Company is obliged to cover them.

Their value is restated in future years if the reasons for the writedown no longer apply.
In the separate financial statements joint venture are valued at cost.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.
In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

Financial instruments include trading investments and investments that are available for sale and non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents. They do not include investments in subsidiaries, joint ventures and associates. Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months. They also include financial payables (bank loans and bonds), trade payables, other payables and other financial liabilities and derivatives.

Financial assets and liabilities are recognised at the time that the contractual rights and obligations foreseen by the instrument arise.

Initially, all financial assets are recognised at fair value, including ancillary charges (purchase/issue costs).in the case of assets and liabilities not measured at fair value through profit and loss).

Measurement subsequent to initial recognition depends on the classification of the instrument to one of the following categories:

- non-derivative financial assets and liabilities at fair value through profit and loss include:
  - financial assets and liabilities held for trading (HFT), i.e. with the intention of repurchasing or reselling them in the short term");
  - financial liabilities which on initial recognition have been designated as being at fair value through profit and loss;
- other non-derivative financial assets and liabilities, including:
  - loans and receivables (L&R);
  - investments held to maturity (HTM);
  - financial liabilities valued at amortised cost;
- available-for-sale financial assets (AFS);
- derivatives.

The following is a detailed explanation of the accounting policies applied in measuring each of the above categories after initial recognition:

- **non-derivative financial assets and liabilities at fair value through profit and loss** are measured at fair value with any changes being booked to the income statement. This category includes investments, trading securities and the non-convertible bond loan issued by A2A S.p.A. on October 17, 2003 (code XS0179091425) for a nominal value of 500 million euro and listed at the Luxembourg Stock Exchange;
- **other non-derivative financial assets and liabilities** with fixed or determinable payments other than investments, are valued at amortised cost. Any transaction costs incurred during the acquisition or sale are adjusted directly on the nominal value of the asset or liability (e.g. issue premium or discount, loan acquisition costs, etc.). Then financial income and charges are remeasured on the basis of the effective interest rate method. Financial assets are assessed regularly to see if there are any signs that they have suffered impairment. In the assessment of receivables in particular, account is taken of the solvency of the creditors, as well as the characteristics of credit risk, which is indicative of the individual payment capacity of the individual debtors. Any impairment losses are booked as a cost to the income statement. This category includes the investments held with the intent and the capacity for them to be held to maturity, non-current loans and receivables, trade receivables and other receivables originated by the business, financial payables, trade payables, other payables and other financial liabilities;

- **available-for-sale financial assets**, represented by non-derivative financial assets that are not classified as financial assets at fair value through profit and loss or other financial assets, are measured at fair value and any gains or losses on them are booked directly to equity until they are sold, at which stage they get transferred to the income statement; the losses booked directly to equity are in any case reversed and booked to the income statement, even if the financial asset has not been eliminated, if there is objective evidence that the asset has suffered impairment; unlisted investments with a fair value that cannot be reliability measured, on the other hand, are valued at cost less any impairment losses; their value is restated in future years if the reasons for the writedown no longer apply, except for writedowns of equity instruments. This category essentially includes the other investments (i.e. not subsidiaries, joint ventures or associates), except for those held for trading (trading investments);
- **derivatives** are measured at fair value with any changes being booked to the income statement if they do not satisfy the conditions to qualify as hedges. Derivatives are classified as hedges when the relationship between the derivative and the item being hedged is formally documented and the effectiveness of the hedge is high, this being checked periodically. Hedging derivatives that limit the risk of fluctuations in the fair value of the items being hedged (fair value hedges) are booked at fair value through profit and loss; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges), the effective portion of changes in the fair value are booked to equity, while the ineffective portion is charged to the income statement. The amounts booked directly to equity are reflected in the income statement in line with the economic effects produced by the item being hedged.

A financial asset (or where applicable, part of a financial asset or parts of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows come to an end;
- the Company has retained the right to receive the future cash flows of the assets, but has assumed a contractual obligation to pass them on to a third party without material delay;
- the Company has transferred the right to receive the cash flows from the asset and (i) has transferred substantially all of the risks and rewards of ownership of the financial asset, or (ii) if it has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control over it.

In the cases in which the Company has transferred the rights to receive financial flows from an asset and has neither transferred nor retained substantially all of the risks and rewards or has not lost control over it, the Company continues to recognise the asset to the extent to which it has a continuing involvement in the asset. A continuing involvement that takes the form of a guarantee over the asset that has been transferred is measured at the lower of the initial book value of the asset and the maximum amount that the Company might have to pay. Trade receivables considered definitively unrecoverable after all the necessary recovery procedures have been completed are also eliminated from the balance sheet.

A financial liability should be removed from the balance sheet when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled, or expired.
Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognised in the income statement.

The fair value of financial instruments that are listed in an active market is based on market prices at the balance sheet date. The fair value of instruments that are not listed on an active market is determined by using recognised valuation methods. The valuation of financial derivatives for electricity at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Non-current assets held for sale, disposal groups and discontinued operations – IFRS 5

Non-current assets held for sale, disposal groups and discontinued operations, whose book value will be recovered principally by being sold off rather than being continuously used, are valued at the lower of net book value and fair value, net of selling costs. A disposal group is understood as being a series of assets and liabilities that are directly correlated and likely to be sold off as part of a single transaction. Discontinued operations, on the other hand, consist of a significant portion of the Group, such as an important independent business division representing an activity or geographical area of activity, or a subsidiary bought exclusively with a view to reselling it.
In accordance with IFRS, the figures for non-current assets held for sale, disposal groups and discontinued operations are shown on two specific lines in the balance sheet: assets held for sale and liabilities directly associated with assets held for sale.

With exclusive reference to discontinued operations, the net economic results made by them during the disposal process, any gains or losses on disposal and the corresponding comparative figures for the previous year or period are shown on a specific line in the income statement: net profit (loss) on discontinued operations and assets held for sale.

Employee benefits

Severance indemnities and pension provisions are determined using an actuarial method; the rights accrued by employees during the year are booked to the income statement under "labour cost", whereas the figurative financial cost that the company would have to bear were it to ask the market for an equivalent loan is booked to net financial income (charges). The actuarial gains and losses, which reflect the effects of changes in the actuarial assumptions are booked to the income statement, taking into account the residual average useful life of the employees.
In particular, as a result of the Budget Law no. 296 of December 27, 2006, only the portion of accrued severance indemnities that remained in the company has been valued according to IAS 19, as indemnities are now paid over to a separate entity as they accrue (either to a supplementary pension scheme or to funds held by INPS). As a result of these payments, the company no longer have any obligations in connection with the services that employees will render in the future.
Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.
The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.
Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the company does not apply the so-called "corridor method".

Provisions for risks, charges and liabilities for landfills

The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.

Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability refers to property, plant and equipment (such as dismantling and reclamation of industrial sites), the initial provision is recognised as a contra-entry to the assets to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of shareholders' equity.

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.

Contributions received to help cover the cost of specific items of property, plant and equipment are booked as a direct reduction of the assets concerned and credited to the income statement over the period of depreciation of the assets to which they refer.
Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues and costs

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference;

- connection contributions paid by users, if not for costs incurred to extend the network, are book to income on collection and shown under "revenues from services";
- the revenues billed to users for an extension of the gas network are accounted for as a reduction in the value of property, plant and equipment, being recognised to the income statement as a reduction in depreciation over the useful life of the cost capitalised to extend the network;
- the revenues and costs involved in withdrawing quantities that are higher or lower than the Group's share are measured at the prices foreseen in the related purchase or sale contract;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered;
- revenues are booked net of returns, discounts, allowances and bonuses, as well as directly related taxes;
- revenues from the sale of green certificates are booked at the time of sale.

The costs are for goods or services sold or consumed during the year or as a result of systematic allocation; if it is not possible to see any future use for them, they are charged to income.

Financial income and charges

Financial income is recognised when interest income arises as a result of applying the effective interest method (at the rate which exactly discounts the expected future financial flows based on the expected life of the financial instrument).
Financial expenses are recognised on an accrual basis and booked to the income statement at the amount of the effective interest.

Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.
Dividends are classified as financial income in the income statement.

Income taxes

Current taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are calculated on the temporary differences between the values given to assets and liabilities in the balance sheet and the corresponding values recognised for tax purposes, based on the tax rates in force at the time that the temporary differences are likely to reverse. Deferred tax assets are recognised to the extent that there will probably be sufficient taxable income in the future to absorb them. The book value of deferred tax assets is reduced to the extent that it is no longer probable that the tax benefit will be realised. The valuation of deferred tax assets takes account of the planning period for which approved corporate plans are available. When the results are booked directly to equity, the current taxes, deferred tax assets and deferred tax liabilities are also booked directly to equity. The deferred tax liabilities on profits not distributed by Group companies are only provided for if there is a genuine intention to distribute such profits and, in any case, if the taxation is not offset against a consolidated tax loss.

Use of estimates

Preparing the financial statements and notes required the use of estimates and assumptions both in the recognition of certain assets and liabilities and in the measurement of contingent assets and liabilities. The actual results after the event could differ from such estimates. Estimates have been used in impairment testing, to determine certain sales revenues, in provisions for risks and charges, in provisions for bad and doubtful accounts and other writedowns, amortisation and depreciation, the valuation of derivatives, employee benefits and taxes. Estimates and assumptions are revised periodically and the impact of any change is booked immediately to the income statement.
The following are the key assumptions made by management as part of the process of making these accounting estimates. The inherently critical element of such estimates comes from using assumptions or professional opinions on matters that are by their very nature uncertain. Changes in the conditions underlying the assumptions and opinions used could subsequently have a material impact on the results.

Impairment testing

The book value of non-current assets (including goodwill and the other intangible assets) and of the assets held for sale is checked periodically and any time the circumstances or events require them to be checked more often. If it is felt that the book value of a group of non-current assets has suffered an impairment, it is written down to its recoverable value, which is estimated according to its use and future sale, depending on what was established in the company's latest plans. Management is of the opinion that the estimates of these recoverable values are reasonable; however, possible changes in the factors underlying the estimates on which these recoverable values have been calculated could lead to different assessments. For further details on the methods of carrying out impairment testing and its results, reference should be made to the specific paragraph below.

Revenue recognition

Revenues from sales to retail and wholesaler customers are recognised on an accruals basis. Revenues from sales of electricity and gas to customers are recognised when the supply takes place, based on periodic meter readings; they also include an estimate of the value of electricity and gas consumption from the date of the last reading to the end of the period of reference. Revenues from the date of the last reading and the end of the period are based on estimates of customers' daily consumption, according to their historical profile and adjusted to reflect weather conditions or other factors that may affect the consumption being estimated.

Provisions for risks and charges

In certain circumstances, it is not at all easy to identify whether a current (legal or implicit) obligation exists. The directors evaluate these situations case by case, together with an estimate of the resources required to fulfil the obligation. Estimating such provisions is the result of a complex process that involves subjective judgements on the part of management. When the directors are of the opinion that it is only possible that a liability could arise, the risks are indicated in the section on commitments and contingent liabilities, without making any provision.

Provision for bad and doubtful accounts

The provision for bad and doubtful accounts reflects estimated losses in the company's receivables portfolio. Provisions have been made to cover expected bad debts, estimated on the basis of past experience of receivables with a similar risk profile, current and past uncollected accounts, reversals and collections, as well as careful monitoring of the quality of the receivables portfolio and the current and foreseeable conditions of the economy and markets of reference.

Even though the provision is considered adequate, the use of different hypotheses or changes in prevailing economic conditions, even more so in this period of recession, could give rise to changes in the provision for bad and doubtful accounts.

Depreciation and amortisation

Depreciation and amortisation are a significant cost for the company. Non-current assets are depreciated or amortised each year on a straight-line basis over the useful life of the assets. The useful life of company's non-current assets is established by the directors at the time they are purchased. The company periodically evaluates technological and sector developments, dismantling/closure charges and the recovery value as assets to update their residual useful life. This periodic update could entail a change in the period of depreciation or amortisation and hence also the depreciation/amortisation charge in future years.

Measurement of derivatives

The derivatives used are measured at fair value based on the forward market curve at the balance sheet date, if the underlying of the derivative is traded on markets that offer official, liquid forward prices. If the market does not offer forward prices, forecast price curves are used based on simulation models developed by the company internally. However, the effective results of derivatives could differ from the initial estimates made.
Note that, compared with previous years, the serious turbulence that took place on the markets for the energy commodities traded by the company, as well the fluctuations in exchange and interest rates towards the end of 2008 and the beginning of 2009, could lead to greater volatility in cash flows and in expected results.

Employee benefits

The calculations of these expenses and the related liabilities are based on actuarial assumptions. The effects of any changes in these assumptions are all charged to the income statement.

Current taxes and the future recovery of deferred tax assets

The uncertainties that exist regarding the correct way of applying certain tax regulations introduced recently have involved the company taking an interpretative stance when

providing for current taxes in these financial statements; such interpretations could be overturned by official clarifications on the part of the tax authorities.
Deferred tax assets are accounted for on the basis of the taxable income expected to be generated in future years. The measurement of expected income for the purpose of accounting for deferred taxation depends on factors that can vary over time and lead to significant effects on the measurement of deferred tax assets.

Notes to the balance sheet items

Changes compared with December 31, 2007:

Absorption of ASM Brescia S.p.A. and AMSA Holding S.p.A.

As a result of the merger of AMSA Holding S.p.A. and ASM S.p.A. with AEM S.p.A. on December 24, 2007 with effect from January 1, 2008, the figures at December 31, 2008 are not comparable with those at December 31, 2007.

ASSETS

Non-current assets

1) Property, plant and equipment

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year					Amount at 12 31 2008
				Capital expenditure	Other changes	Disposals	Amortisation	Total change	
Land	19,776	9,488	29,264	-	(86)	-	-	(86)	29,178
Buildings	98,529	94,761	193,290	44,156	2,646	(221)	(7,510)	39,071	232,361
Plant and machinery	415,297	593,327	1,008,624	54,331	12,869	(110)	(72,371)	(5,281)	1,003,343
Industrial and commercial equipment	2,594	1,671	4,265	483	56	(2)	(1,004)	(467)	3,798
Other property, plant and equipment	9,838	6,798	16,636	3,102	(1,678)	(33)	(4,180)	(2,789)	13,847
Freely transferable assets	260,183	-	260,183	440	3,748	-	(46,977)	(42,789)	217,394
Construction in progress and advances	11,484	17,365	28,849	26,602	(18,036)	-	-	8,566	37,415
Leasehold improvements	2	711	713	-	(2)	(665)	(3)	(670)	43
Leased assets	47,087	620	47,707	-	-	-	(1,442)	(1,442)	46,265
Total	**864,790**	**724,741**	**1,589,531**	**129,114**	**(483)**	**(1,031)**	**(133,487)**	**(5,887)**	**1,583,644**
of which:									
Historical cost	1,165,134	1,126,476	2,291,610	129,114	(483)	(5,598)	-	123,033	2,414,643
Accumulated depreciation	(300,344)	(401,735)	(702,079)	-	-	4,567	(133,487)	(128,920)	(830,999)
Writedowns/Revaluations	-	-	-	-	-	-	-	-	...

Property, plant and equipment, amounting to 1,583,644 thousand euro (864,790 thousand euro at December 31, 2007), decrease by 5,887 thousand euro, net of the merger impact, for the effect of:

- an increase of 129,114 thousand euro due to capital expenditure and advances paid to suppliers during the year;
- a decrease of 483 thousand euro due to the reclassification of certain assets to a different balance sheet category;
- a decrease of 1,031 thousand euro on the disposal of assets, net of accumulated depreciation;
- a decrease of 133,487 thousand euro, due to depreciation for the year.

Capital expenditure in 2008 related to:

- buildings, for 44,156 thousand euro. In particular, 1,777 thousand euro for capital expenditure on buildings in Bormio, Fusino and Signora; 890 thousand euro for capital expenditure on buildings in Grosio and Cassano d'Adda power stations, the piazza Trento and via Caracciolo substations, the warehouse in via Gonin, the building in via Orobia in Milan; 21,487 thousand euro for the purchase of the building in via Lamarmora; 16,657 thousand euro for the purchase of the building of Aprica S.p.A.; 3,345 thousand euro for works on the buildings in the Brescia area;
- non-transferable plant and machinery, for 54,331 thousand euro. In particular 1,861 thousand euro were used for works on the hydroelectric power stations in Valtellina; 379 thousand euro for the extension and cabling of telephone and MT/LT power lines in Valtellina; 17,206 thousand euro for UT machinery and related works; 17,412 thousand euro for tubes, connections and integrated water cycle installations, 17,179 thousand euro for tubes, connections, meters and installation for the heat sector and 294 thousand euro for public illumination installations;
- freely transferable plant and machinery for 440 thousand euro for works on the Stazzona, Grosotto and Premadio stations in Valtellina;
- equipment, for 483 thousand euro;
- furniture, fittings, office machines and mobile phones for 3,102 thousand euro.

The overall value of property, plant and equipment includes 37,415 thousand euro (11,484 thousand euro at December 31, 2007) of construction in progress and advance payments with changes during the year of 8,566 thousand euro, net of the merger effect, detailed as follows:

- the increases of 26,602 thousand euro; in particular, 3,566 thousand euro of capital expenditure during the year to complete works on the buildings in Piazza Trento, Via Canavese, Via Gonin, Cassano d'Adda and Premadio; 9,368 thousand euro mainly due to works on the Grosio, Premadio, Braulio, Stazzona and Cassano d'Adda stations; 150 thousand euro for works on the telephone network; 24 thousand euro for other construction in progress, 3,137 thousand euro principally for consolidation work on the

San Giacomo dam, 1,928 thousand euro for work in progress on the heat sector (plants and new boilers at the North station of Brescia), 3,034 thousand euro for work in progress on the integrated water cycle installations (various plants and water purification plants as well as sewer networks and connections) and 3,408 thousand euro for work in progress on the energy sector (220 kv link stations for the Mincio plant, restructuring of the hydroelectric power stations in Prevalle, sul Naviglio e sul Chiese), and an increase of 1,987 thousand euro of advances paid to suppliers during the year;

- decreases, 18,036 thousand euro, mainly due to the transfer to operations of new sections of the Cassano, Grosio, Premadio and Stazzona plants and investments in the district heating and sewer networks.

Property, plant and equipment include 46,265 thousand euro of leased assets; the residual payable to leasing companies at December 31, 2008 amounts to 19,192 thousand euro.

Please note that "freely transferable assets" related to the hydroelectric production plants during the second half of 2007 the depreciation period has been revised following sentence no. 1 issued by the Constitutional Court on January 18, 2008; their useful lives have been reduced by 10 years as a result. The Company reserves the right to take any steps to protect its investments and its interests.

2) Intangible assets

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-effect	Changes during the year					Amount at 12 31 2008
				Capital expenditure	Other changes	Write-downs	Amortisation	Total changes for the year	
Industrial patents and intellectual property rights	12,872	2,019	14,891	3,127	4,467	-	(5,166)	2,428	17,319
Concessions, licences, trademarks and similar rights	1,533	12,534	14,067	1,030	800	-	(2,118)	(288)	13,779
Goodwill	-	55,480	55,480	-	-	(2,000)	-	(2,000)	53,480
Assets in process of formation	4,287	-	4,287	4,470	(5,076)	-	-	(606)	3,681
Other intangible assets	446	157	603	-	50	-	(93)	(43)	560
Total	**19,138**	**70,190**	**89,328**	**8,627**	**241**	**(2,000)**	**(7,377)**	**(509)**	88,819

Intangible assets at December 31, 2008 amount to 88,819 thousand of euro (19,138 thousand of euro at December 31, 2007) and, net of the merger effect, they decrease by 509 thousand of euro due to the effect of the following items:

- an increase of 8,627 thousand euro due to capital expenditure during the year, of which 3,127 thousand euro relating to industrial patents and intellectual property rights, 1,030 thousand euro to concessions, licences, trademarks and similar rights and 4,470 thousand euro to work in progress (of which 3,000 thousand euro relate to the updating of SAP licences);

- a decrease of 7,377 thousand euro, due to amortisation for the year;
- an increase of 241 thousand euro due to the reclassification of certain assets to a different balance sheet category;
- a decrease, 2,000 thousand of euro, for the writedown of goodwill.

Goodwill

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year						Amount at 12 31 2008
				Additions	Other changes	Reclassifi-cations	Disposals/ Write-downs	Amorti-sation	Total change	
Goodwill	-	55,480	55,480	-	-	-	(2,000)	-	(2,000)	53,480
Total	**-**	**55,480**	**55,480**	**-**	**-**	**-**	**(2,000)**	**-**	**(2,000)**	53,480

Goodwill arises entirely from the absorption of ASM Brescia S.p.A. into A2A S.p.A..
IAS 36 says that goodwill, being an intangible asset with an indefinite useful life, is not to be amortised systematically, but submitted to an impairment test at least once a year. Given that this goodwill will not generate independent cash flows nor can it be transferred autonomously, IAS 36 requires its recoverable value to be verified on a residual basis, determining the cash flows generated by a series of activities that identify the corporate units to which they belong: namely the cash generating units (or CGUs).
Given that this is goodwill that arose as a result of extraordinary transactions with third parties, the goodwill shown in the separate financial statements forms part of the goodwill in the consolidated financial statements: the approach followed in identifying the CGUs, in allocating the goodwill and in determining the recoverable values is therefore consistent with that adopted in the consolidated financial statements, to which reference should be made for further information (note 2).
Tests have shown a need to write down the goodwill allocated to the Integrated Water Cycle CGU by 2,000 thousand euro.

3) Investments

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008
Investments in subsidiaries	2,522,942	692,326	3,215,268	85,294	3,300,562
Investments in associates	463,864	594,155	1,058,019	(486,781)	571,238
Total investments	**2,986,806**	**1,286,481**	**4,273,287**	**(401,487)**	**3,871,800**

Investments in subsidiaries

Investments in subsidiaries amount to 3,300,562 thousand euro (2,552,942 thousand euro at December 31, 2007).

The following tables shows changes of the year:

Investments in subsidiaries - *Thousands of euro*	**Total**
Amount at December 31, 2007	**2,522,942**
Changes during the year:	
- merger effect	692,326
- acquisition and capital increases	84,978
- sales	(4)
- revaluations	...
- writedowns	...
- other changes	320
Total changes for the year	**777,620**
Amount at December 31, 2008	**3,300,562**

These investments have increased in value by 777,620 thousand euro compared with the end of the previous year, mainly due to:

- 692,326 thousand euro, of the increase deriving from the merger effect;
- 84,978 thousand euro, for the increase of 52,012 thousand euro due to the purchase of 6% in Ecodeco S.r.l., following the exercise of the call option, 32,952 thousand euro for the purchase of 100% of the share capital in A2A Coriance S.a.s., 10 thousand euro for the acquisition of 100% of the share capital in A2A Produzione S.r.l., as well as 4 thousand euro for the acquisition of shares owned by Metropolitana Milanese S.p.A. in AEM Elettricità S.p.A. and AEM Gas S.p.A.;
- 4 thousand euro for the sale of 40% in Proaris S.r.l.;
- 320 thousand euro for reclassification of the investment in Plurigas S.p.A. from investments in associates as, following the merger, A2A S.p.A. now owns 70% of this company's share capital.

Reference should be made to attachment 3/a for details on changes in Investments in subsidiaries and to attachment 4/a for the comparison between book value of investments and the corresponding portions of the equity. Even if the book value of investments is higher than the portions of net equity pertaining to the Company, A2A has not written them down as the companies have positive earnings prospects.

Investments in associates

Investments in associates amount to 571,238 thousand euro (463,864 thousand euro at December 31, 2007).

The following tables shows changes of the year:

Investments in associates - *Thousands of euro*	**Total**
Amount at December 31, 2007	**463,864**
Changes during the year:	
- merger effect	594,155
- acquisition and capital increases	2,607
- sales	...
- revaluations	....
- writedowns	(6,098)
- reclassifications	(482,936)
- other changes	(354)
Total changes during the year	**107,374**
Amount at December 31, 2008	**571,238**

The investments in associates at December 31, 2008 show a net increase compared with December 31, 2007 of 107,374 thousand euro due to the following transactions:

- 594,155 thousand euro, of the increase due to the merger;
- 2,607 thousand euro, for the increase due for 2,500 thousand euro to the funds paid in by shareholders in view of the future increase in capital of Ergosud S.p.A. and for 107 thousand euro for the increase in share capital of Sviluppo Turistico Lago d'Iseo S.p.A.;
- for 6,098 thousand euro, the decrease arising from the writedown of the investment in AGAM S.p.A.;
- for 482,936 thousand euro, the reclassification of the investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) under the item "Non-current assets held for sale";
- for 354 thousand euro the decrease (320 thousand euro) arising from the reclassification of the investment in Plurigas S.p.A., under "investments in subsidiaries", following the merger process, and from the cancellation (34 thousand euro) of AEM-Bonatti S.c.a.r.l. and Lombardia Gas Trader S.r.l. in liquidation.

Please read attachments 3/b and 4/b for details on investments in associates. No writedown has been made for subsidiaries and associates, except for the investment in AGAM S.p.A., the book value of which has been brought into line with the value shown in the merger plan with ACSM Como S.p.A.

4) Other non-current financial assets

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Metroweb convertible bond loan	24,868	-	24,868	747	25,615	-	-
Financial assets held to maturity (HTM)	95	-	95	7	102	95	102
Financial assets due from related parties:	825	30,271	31,096	(27,619)	3,477	825	3,477
- *associates*	825	-	825	(263)	562	825	562
- *subsidiaries*	-	30,271	30,271	(27,356)	2,915	-	2,915
Financial assets available for sale	490,513	20,211	510,724	7,344	518,068	-	-
Total	**516,301**	**50,482**	**566,783**	**(19,521)**	547,262	**920**	**3,579**

Other non-current financial assets show a balance of 547,262 thousand euro (516,301 thousand euro at December 31, 2007) of which:

- a convertible bond loan, 25,615 thousand euro (24,868 thousand euro at the end of the previous year) issued by Metroweb S.p.A. and entirely subscribed by A2A S.p.A. in accordance with the agreement for the sale of this company; the increase of 747 thousand euro compared with the end of 2007 is due to the capitalisation of interest;
- financial assets held to maturity of 102 thousand euro (95 thousand euro at December 31, 2007), made up of government securities;
- financial assets from related parties for 3,477 thousand euro (825 thousand euro at December 31, 2007). Of this amount 562 thousand euro relates to the loan granted to the associated company Alagaz S.p.A. to carry out the "Methanisation of Porgolovo" project in St. Petersburg, while 2,915 thousand euro refers to long-term loans to SEASM S.r.l.;
- financial assets available for sale amount to 518,068 thousand euro (490,513 thousand euro at December 31, 2007), and, net of the merger effect of 20,211 thousand euro, increase by 7,344 thousand euro mainly due to the investment in Atel Holding AG partly offset by the writedown of the investment in Immobiliare-Fiera di Brescia S.p.A. and in Infracom S.p.A..

5) Deferred tax assets

Thousands of euro	**Amount at** 12 31 2007	**Merger effect** 01 01 2008	**01 01 2008 post-merger**	**Changes during the year**	**Amount at** 12 31 2008
Deferred tax assets	60,191	21,250	81,441	15,172	96,613

Deferred tax assets amount to 96,613 thousand euro and show an increase of 15,172 thousand euro, net of the merger effect, which is principally affected by the application of Decree Law 112/08 (Robin Tax) of 15,598 thousand euro.

6) Other non-current assets

Thousands of euro	**Amount at** 12 31 2007	**Merger effect** 01 01 2008	01 01 2008 **post-merger**	**Changes during the year**	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Non-current derivatives	24,975	30	25,005	15,386	40,391	24,975	40,391
Other non-current assets	255	11,679	11,934	(352)	11,582	-	-
Total other non-current assets	**25,230**	**11,709**	**36,939**	**15,034**	51,973	**24,975**	**40,391**

Other non-current assets amount to 51,973 thousand euro (25,230 thousand euro at December 31, 2007) and are made up of:

- 40,391 thousand euro for non-current hedging derivatives, principally contracts stipulated in connection with committed lines of credit and Interest Rate Swap (IRS) contracts hedging the risk of an increase in the interest rates on long-term bond loans. This caption is up by 15,386 thousand euro compared with December 31, 2007, mainly as a result of its measurement at fair value for the period;
- 11,582 thousand euro of other non-current assets, of which 10,758 thousand euro relates to costs already incurred but pertaining to future years and 824 thousand euro relates to other non-current receivables.

Current assets

7) Inventories

Thousands of euro	**Amount at** 12 31 2007	**Merger effect** 01 01 2008	**01 01 2008 post-merger**	**Changes during the year**	**Amount at** 12 31 2008
Inventories	794	16,320	17,114	(139)	16,975

Inventories at December 31, 2008 amount to 16,975 thousand euro (794 thousand euro at December 31, 2007) and show a negative change of 139 thousand euro, net of the merger effect of 16,320 thousand euro. At December 31, 2008, this caption includes inventories materials (13,520 thousand euro) and of fuel (3,455 thousand euro).

8) Trade receivables

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008
Receivables from customers					
Receivables from customers	12,470	105,894	118,364	(48,399)	69,965
Provision for bad and doubtful accounts	(415)	(4,336)	(4,751)	591	(4,160)
Total receivables from customers	**12,055**	**101,558**	**113,613**	**(47,808)**	**65,805**
Contract work in progress	**-**	**-**	**-**	**2,959**	**2,959**
Receivables from related parties					
- parent entities	17,725	9,569	27,294	12,648	39,942
- subsidiaries	49,493	337,770	387,263	(98,782)	288,481
- associates	5,275	11,641	16,916	(13,244)	3,672
Total receivables from related parties	**72,493**	**358,980**	**431,473**	**(99,378)**	**332,095**
Total trade receivables	**84,548**	**460,538**	**545,086**	**(144,227)**	**400,859**

At December 31, 2008 trade receivables amount to 400,859 thousand euro (84,548 thousand euro at December 31, 2007) and decrease by 144,227 thousand euro, net of the merger effect, mainly due to:

- for 99,378 thousand euro, a decrease in receivables from related parties due to a fall in receivables from subsidiaries and associates, partly offset by the increase in receivables from parent entities;
- for 47,808 thousand euro, a decline in receivables from customers;
- for 2,959 thousand euro, a increase in receivables for contract work in progress.

At December 31, 2008 the provision for bad and doubtful accounts amounts to 4,160 thousand euro and shows a decrease of 591 thousand euro, net of the merger effect, and after the utilisations of the year, the recognition of surpluses partly offset by the provisions made. This reserve is considered adequate to cover the risk.

Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Provision	Utilisations	Other changes	Amount at 12 31 2008
Provision for bad and doubtful accounts from users and customers	415	4,336	4,751	6	(7)	(590)	4,160

9) Other current assets

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008
Other current assets	26,709	49,327	76,036	1,782	77,818

This caption presents a balance of 77,818 thousand euro (26,709 thousand euro at December 31, 2007) with an increase of 1,782 thousand euro, net of the merger effect.
This caption mainly refers to receivables from subsidiaries for the Group tax filing of 44,339 thousand euro, receivables for VAT and other receivables from the tax authorities of 20,521 thousand euro, advances to suppliers of 5,041 thousand euro, receivables from the Electricity Equalisation Fund of 703 thousand euro, and miscellaneous other receivables of 7,214 thousand euro.

10) Current financial assets

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	12 31 2008
Financial assets due from related parties	134,361	224,874	359,235	35,893	395,128	134,361	395,128

This caption shows a balance of 395,128 thousand euro at December 31, 2008 and includes:

- 368,924 thousand of euro, of financial receivables from subsidiaries due to the balance of intercompany current accounts. It is worth mentioning that interest rates on intercompany current accounts are obtained by applying a spread on the 6-month Euribor rate;
- 25,066 thousand of euro, of current account with the Municipality of Milan;
- 1,138 thousand of euro, of financial receivables from associates.

The increase, net of the merger effect, amounts to 35,893 thousand of euro and refers to the current account with the Municipality of Milan, which at December 31, 2007 reported a negative balance, as well as the rise in financial receivables from subsidiaries.

11) Current tax assets

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008
Current tax assets	18,021	-	18,021	(18,021)	-

At December 31, 2008 this caption shows a zero balance (18,021 thousand euro at December 31, 2007) while the previous year it included receivables for higher advance payments of IRES and IRAP.

12) Cash and cash equivalents

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Cash and cash equivalents	26,665	103,612	130,277	482,936	32,623	26,665	32,623

Liquid funds at December 31, 2008 amount to 32,623 thousand euro (26,665 thousand euro at December 31, 2007) and, net of the merger effect, they decrease by 97,654 thousand euro compared with the end of the previous year. Bank deposits include interest accrued but not yet credited at the year-end.

13) Non-current assets held for sale

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Non-current assets held for sale	-	-	-	482,936	482,936	-	-

At December 31, 2008 this caption reports a balance of 482,936 thousand of euro and refers to the classification under this caption of the investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.). During 2007, as a result of the favourable outcome of the takeover bid launched by Acciona and ENEL for Endesa S.A., ASM Brescia (now A2A S.p.A.) initiated contacts with Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A. and Endesa Europe SL with a view to identifying possible solutions for its 20% investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), also in light of the shareholder agreement signed by the latter's shareholders on September 14, 2001. Following the creation of A2A, on January 1, 2008, the Group also reached a definitive clarification regarding its investment in Endesa Italia, the final decision being to pull out of this joint project in exchange for the assignment of certain specific production assets. This approach was subsequently ratified by A2A's Board of Management when on March 26, 2008 it formally approved the Group's new business plan, which already reflects the impact of pursuing this new strategy. On July 18, 2008, the company exercised its right to select certain power plants owned by E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), thereby initiating the spin-off of this company, as envisaged in the agreement signed on June 16, 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A. E.ON AG, Endesa S.A., Endesa Europe S.L. and Endesa Italia S.p.A.. In accordance with this agreement, the spin-off procedure provides for the setting up of a new corporate vehicle to which the chosen power generation assets will be transferred, together with the related liabilities that are allocated to them. A2A will hold 100% of this company's share capital in exchange for cancelling its 20% stake in E.ON Produzione S.p.A.. Given that this exchange of assets involved a genuine disposal as it implied a radical change in ownership and in the cash flow profile expected from the investment, in accordance with IFRS, the investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.) was reclassified to non-current assets held for sale from January 1, 2008, the date that A2A was created, which also coincided with the date of the decision to dispose of this investment.

EQUITY AND LIABILITIES

Equity

Equity, which at December 31, 2008 amounts to 3,574,518 thousand euro (2,324,700 thousand euro at December 31, 2007), is detailed in the table below:

Thousands of euro **Equity**	**Amount at 12 31 2007**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	**Amount at 12 31 2008**
Share capital	936,025	693,086	1,629,111	-	1,629,111
(Treasury shares)	(63,533)	-	(63,533)	(43,771)	(107,304)
Reserves	1,366,509	682,177	2,048,686	(167,680)	1,881,006
Net profit for the year	85,699	-	85,699	86,006	171,705
Total equity	**2,324,700**	**1,375,263**	**3,699,963**	**(125,445)**	**3,574,518**

14) Share capital

At December 31, 2008 the share capital totals 1,629,111 thousand euro and consists of 3,132,905,277 shares with a unit value of 0.52 euro each. The increase of 693,086 thousand euro compared with December 31, 2007, is only due to the merger effect and more in detail:

- the merger of ASM Brescia S.p.A. with A2A S.p.A., which led to an increase in capital of 642,591 thousand euro through the issue of 1,235,752,867 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 772,345,542 ASM Brescia S.p.A. shares of par value 1 euro each, according to the share exchange ratio of 1.60 A2A shares for each ASM share;
- the merger of AMSA Holding S.p.A. with A2A S.p.A. which led to an increase in A2A's capital of 50,495 thousand euro through the issue of 97,105,010 new A2A ordinary shares of par value 0.52 euro each and the simultaneous cancellation of 9,643,000 AMSA Holding S.p.A. shares of par value 5.41 euro each, according to the share exchange ratio of 10.07 A2A shares for each AMSA Holding share.

15) Treasury shares

At December 31, 2008 they amount to 107,304 thousand euro (63,533 thousand euro at December 31, 2007) and refers to 47,434,850 treasury shares held by the company (30,434,850 at December 31, 2007). The increase is due to the purchase, during the period under review, of 17,000,000 treasury shares. This item has been deducted from equity in accordance with IFRS.

16) Reserves

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008
Other reserves	**1,366,509**	**682,177**	**2,048,686**	**(167,680)**	**1,881,006**
of which:					
Cash flow hedge reserves	-	(6,592)	(6,592)	15,910	9,318
Reserve Available for sale	384,071	-	384,071	30,498	414,569

These reserves, which at December 31, 2008 show a positive balance of 1,881,006 thousand euro (1,366,509 thousand euro at December 31, 2007), include the effects of the merger on the balance sheet, 682,177 thousand euro, while changes during the year are negative for 167,680 thousand euro.

Reserves include:

- 220,437 thousand euro, of the undistributable reserve deriving from the spin-off that took place in 1999. This reserve becomes available for distribution as the transferee companies amortise the higher values that led to the gain on transfer;
- 414,569 thousand euro, of the restricted and undistributable reserve under articles 6,1, letter b), and 7 of Decree 38 of February 28, 2005, for the valuation of the available for sale captions;
- -9,314 thousand euro, relating to application of the fair value option (IAS no. 39), net of the tax effect;
- 12,911 thousand euro for the restricted reserve as decided by the shareholders' meeting to cover the risk of having to repay tax as a result of the adverse final decision of the EC infraction procedure regarding the tax moratorium that A2A S.p.A. benefited from.

17) Net profit for the year

Net profit amounts to 171,705 thousand euro.

Please note that total provisions, depreciation, amortisation and value adjustments made pursuant to article 109.4 letter B of the Income Tax Consolidation Act amount to 273,339 thousand euro, net of the provision for deferred taxation for the amounts that have been deducted.

Dividends of 299,288 thousand euro (0.097 euro per share) were distributed during 2008.

LIABILITIES

Non-current liabilities

18) Non-current financial liabilities

Thousands of euro	**Amount at 12 31 2007**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008	***of which included in NFP***	
						12 31 2007	**12 31 2008**
Non-convertible bonds	499,094	594,131	1,093,225	10,439	1,103,664	499,094	1,103,664
Due to banks	999,852	162,788	1,162,640	510,708	1,673,348	999,852	1,673,348
Due to other providers of finance	-	1,363	1,363	(1,363)	-	-	-
Finance lease payables	18,875	-	18,875	(17,751)	1,124	18,875	1,124
Due to parent company	-	754	754	(363)	391	-	391
Total	**1,517,821**	**759,036**	**2,276,857**	**501,670**	2,778,527	**1,517,821**	**2,778,527**

Non-current financial liabilities amount to 2,778,527 thousand euro (1,517,821 thousand euro at December 31, 2007) and show an increase of 1,260,706 thousand euro.

The merger contributions relating to non-convertible bonds refer to the following 2 bond loans issued by ASM S.p.A. (now A2A S.p.A.) and refer to:

- a bond with a nominal value of 500,000 thousand euro issued on May 28, 2004 with a ten-year duration and a nominal fixed rate of 4.875%; its valuation at amortised cost on January 1, 2008 amounts to 496,633 thousand euro;
- a loan in Yen with a nominal value of 98,000 thousand euro issued on August 10, 2006 with a thirty-year duration at a fixed rate of 5.405%; its valuation at amortised cost on January 1, 2008 amounts to 97,498 thousand euro.

The valuations at fair value and at amortised cost at the year-end of non-convertible bonds determined a positive change of 10,439 thousand euro.

Bank loans increased by 510,708 thousand euro, net of the merger effect, because of the use of medium/long term committed credit lines to replace others that had expired.

The negative change for the post-merger period in lease payables and in the amounts due to other providers of finance, for a total of 19,477 thousand euro, is principally due to reclassification of the portions falling due within 12 months as current liabilities.

19) Deferred tax liabilities

Thousands of euro	**Amount at 12 31 2007**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	**Amount at 12 31 2008**
Deferred tax liabilities	74,039	109,178	183,217	8,737	191,954

This caption, 191,954 thousand euro, includes deferred tax liabilities for IRES and IRAP on changes and provisions made solely for tax purposes. It also reflects the application of Decree Law 112/08 called the "Robin tax" of 28,187 thousand euro.

20) Employee benefits

At December 31, 2008 this caption amounts to 119,102 thousand euro (100,300 thousand euro at December 31, 2007) and shows the following changes of the year:

Thousands of euro	**Amount at 12 31 2007**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Provision**	**Utilisations**	**Other changes**	**Amount at 12 31 2008**
Severance indemnities	21,128	14,800	35,928	6,212	(2,952)	(4,569)	34,619
Employee benefits	79,172	11,657	90,829	1,548	(4,939)	(2,955)	84,483
Total	**100,300**	**26,457**	**126,757**	**7,760**	**(7,891)**	**(7,524)**	119,102

The main assumptions used in the actuarial estimate of the severance indemnity provision and employee benefits are as follows:

	2008	**2007**
Discount rate	4.5%	min. 4.00 % - max. 4.50%
Annual inflation rate	2.5%	min. 1.50% - max. 2.00%

21) Provisions for risks, charges and liabilities for landfills

Thousands of euro	**Amount at 12 31 2007**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Provision**	**Utilisations**	**Other changes**	**Amount at 12 31 2008**
Provisions for risks	81,519	21,756	103,275	19,315	(1,977)	(4,656)	115,957

At December 31, 2008 these provisions amount to 115,957 thousand euro (81,519 thousand euro at December 31, 2007). The provisions amounted to 19,315 thousand euro and regarded the dispute with certain local government entities in connection with local taxes, the dispute pending with Social Security Institutions and provisions for lawsuits outstanding with personnel and with third parties. Other changes mainly relate to excess provisions released during the year.

22) Other non-current liabilities

Thousands of euro	**Amount at 12 31 2007**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	Amount at 12 31 2008	***of which included in NFP***	
						12 31 2007	**12 31 2008**
Other non-current liabilities	1	3,711	3,712	(415)	3,297	1	-
Non-current derivatives	198	9,094	9,292	(6,280)	3,012	198	3012
Total other non-current liabilities	**199**	**12,805**	**13,004**	**(6,695)**	6,309	**199**	**3,012**

This caption shows a balance of 6,309 thousand euro and refers to:

- 3,297 thousand euro of water fees due to the Mantua Territorial Office in relation with the offtakes of water used by the Mincio power station;
- 3,012 thousand euro of the valuation at fair value of derivatives hedging the interest rate risk on mortgage loans.

Current liabilities

23) Trade payables and other current liabilities

Thousands of euro	**Amount at 12 31 2007**	**Merger effect 01 01 2008**	**01 01 2008 post-merger**	**Changes during the year**	**Amount at 12 31 2008**
Advances	166	-	166	39	205
Trade payables	64,203	149,374	213,577	(57,737)	155,840
Trade payables to related parties:	44,828	87,054	131,882	(18,621)	113,261
- subsidiaries	*39,168*	*40,243*	*79,411*	*23,738*	*103,149*
- parent companies	*20*	*42,074*	*42,094*	*(37,352)*	*4,742*
- associates	*5,640*	*154*	*5,794*	*(424)*	*5,370*
- other related parties	-	*4,583*	*4,583*	*(4,583)*	-
Total trade payables	**109,197**	**236,428**	**345,625**	**(76,319)**	**269,306**
Payables to social security institutions	8,957	14,101	23,058	(5,823)	17,235
Other payables:	75,907	8,711	84,618	(7,840)	76,778
- payables for consolidated tax filing	*2,663*	*3,993*	*6,656*	*14,541*	*21,197*
- amounts due to employees	*4,980*	-	*4,980*	*12,517*	*17,497*
- due to Electricity Equalisation Fund	*3*	-	*3*	-	*3*
- payables for VAT and miscellaneous	*6,109*	*4,320*	*10,429*	*(1,618)*	*8,811*
- other	*62,152*	*161,019*	*223,171*	*(193,901)*	*29,270*
Other current liabilities	4,611	-	4,611	16,488	21,099
Total other current liabilities	**89,475**	**183,433**	**272,908**	**(157,796)**	**115,112**
Total	**198,672**	**419,861**	**618,533**	**(234,115)**	**384,418**

Trade payables and other current liabilities amount to 384,418 thousand euro taxes and water fees (198,672 thousand euro taxes and water fees at December 31, 2007) and decrease by 234,115 thousand euro, net of the merger transaction of 618,533 thousand euro, due both to the negative change in trade payables and in trade payables to related parties and to the reduction in other current liabilities.

24) Current financial liabilities

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008	*of which included in NFP*	
						12 31 2007	*12 31 2008*
Due to banks	355,273	108,053	463,326	(269,929)	193,397	*355,273*	*193,397*
Due to other providers of finance	-	222	222	(222)	-	-	-
Finance lease payables	5,783	-	5,783	12,285	18,068	*5,783*	*18,068*
Financial payables to parent entities	16,905	337	17,242	(16,879)	363	*16,905*	*363*
Financial payables to related parties	88,342	170,976	259,318	(3,024)	256,294	*88,342*	*256,294*
Total	**466,303**	**279,588**	**745,891**	**(277,769)**	468,122	***466,303***	***468,122***

Short-term financial liabilities amount to 468,122 thousand euro (466,303 thousand euro at December 31, 2007) and, net of the merger, decreased by 277,769 thousand euro mainly due to the decline in amounts due to banks, caused by the use of medium-long term to replace short-term loans that had expired, to a reduction of payables to parent entities for the positive balance at December 31, 2008 of the current account with the Municipality of Milan, which at December 31, 2007 was negative for 16,905 thousand euro, partly offset by the reclassification of current portions of lease payables.

It is worth mentioning that interest rates on intercompany current accounts are obtained by applying a spread on the 6-month Euribor rate.

25) Tax liabilities

Thousands of euro	Amount at 12 31 2007	Merger effect 01 01 2008	01 01 2008 post-merger	Changes during the year	Amount at 12 31 2008
Tax liabilities	–	15,682	15,682	(8,138)	7,544

Tax liabilities, which at the end of the previous year had a zero balance, at December 31, 2008, amount to 7,544 thousand euro; the change for the year, net of the merger effect, shows a decrease of 8.138 thousand euro partly offset by impact of the introduction of Decree Law 112/05 (the so called "Robin Tax").

Net debt

26) Net debt
(pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)

The following table gives details of net financial debt:

Thousands of euro	Note	12 31 2008	12 31 2007	Changes
Bonds – non-current portion	18	1,103,664	499,094	604,570
Bank loans – non-current portion	18	1,673,348	999,852	673,496
Finance leases – non-current portion	18	1,124	18,875	(17,751)
Financial liabilities to parent entities	18	391	–	391
Other non-current liabilities	22	3,012	199	2,813
Total medium-long term debt		**2,781,539**	**1,518,020**	**1,263,519**
Non-current financial assets to related parties	4	(3,477)	(825)	(2,652)
Other non-current financial assets and other non-current assets	4-6	(40,493)	(25,070)	(15,423)
Total medium-long term loans		**(43,970)**	**(25,895)**	**(18,075)**
TOTAL NET NON-CURRENT DEBT		**2,737,569**	**1,492,125**	**1,245,444**
Bank loans – current portion	24	193,397	355,273	(161,876)
Finance leases – current portion	24	18,068	5,783	12,285
Financial liabilities to parent entities	24	363	16,905	(16,542)
Current financial liabilities to related parties	24	256,294	88,342	167,952
Total short-term debt		**468,122**	**466,303**	**1,819**
Financial assets due from Parent Entities	10	(25,066)	–	(25,066)
Current financial assets to related parties	10	(370,062)	(134,361)	(235,701)
Total short-term financial receivables		**(395,128)**	**(134,361)**	**(260,767)**
Cash and cash equivalents	12	**(32,623)**	**(26,665)**	**(5,958)**
Total net current debt		**40,371**	**305,277**	**(264,906)**
NET DEBT		**2,777,940**	**1,797,402**	**980,538**

Notes to the statement of income items

Changes compared with December 31, 2007:

Note that as a result of the mergers between AEM S.p.A. and AMSA Holding S.p.A. and between AEM S.p.A. and ASM S.p.A., which took effect from January 1, 2008, the contents of the income statement at December 31, 2008 are not comparable with those of the same period last year.

27) Revenues

Revenues at December 31, 2008 amount to 1,098,118 thousand euro (334,314 thousand euro at December 31, 2007) and show a rise of 763,804 thousand euro. The breakdown of the more important revenue items is as follows.

Revenues - *Thousands of euro*	12 31 2008	12 31 2007
Revenues from sales	595,428	45,940
Revenues from services	475,604	279,441
Total revenues from sales and services	**1,071,032**	**325,381**
Other operating income	27,086	**8,933**
Total revenues	**1,098,118**	**334,314**

Revenues from sales and services amount to 1,071,032 thousand euro (325,381 thousand euro at December 31, 2007), and show an increase of 745,651 thousand euro. This increase is due to higher revenues from sales of 549,488 thousand euro, principally attributable to the higher quantity of electricity and gas sold during the year and to higher revenues from services of 196,163 thousand euro, mainly due to the rise in services rendered to customers and third parties, to subsidiaries for administrative, tax, legal, management and technical services under the contracts stipulated between A2A S.p.A. and its subsidiaries, the Municipality of Milan essentially for the installation and management of public illumination and urban traffic systems, and to revenues from tolling agreement and power purchase agreements with A2A Trading S.r.l. for the hydroelectric and thermoelectric production plants.

Other operating income amounts to 27,086 thousand euro (8,933 thousand euro at December 31, 2007) and relates principally to rental income from subsidiaries and associates, reversals of overprovisions for specific risks and other income relating to excess allowances made in previous years, reimbursements for damages and penalties received from customers, insurance companies and private individuals, as well as income from the sale of equipment and materials.

The larger items are as follows:

Thousands of euro	12 31 2008	12 31 2007
Sale of electricity, of which:	201,315	7,011
- third parties	*123,619*	*611*
- subsidiaries	*77,696*	*6,400*
Sale of gas, of which:	245,704	-
- third parties	*44,111*	-
- subsidiaries	*201,593*	-
Sale of heat, of which:	71,190	-
- subsidiaries	*71,190*	-
Sale of water, of which:	35,992	-
- subsidiaries	*35,992*	-
Sale of materials, of which:	8,719	1
- subsidiaries	*8,719*	*1*
Grants connections, of which:	3,381	-
- third parties	*3,381*	-
Sale of certificates and emission rights, of which:	29,127	38,928
- third parties	*375*	*510*
- subsidiaries	*28,752*	*38,418*
- related parties	-	-
Total revenues from sales	**595,428**	**45,940**
Services, of which:		
- third parties	42,216	13,425
- subsidiaries	386,524	240,793
- Municipalities of Milan and Brescia	44,603	24,520
- related parties	2,261	703
Total revenues from services	**475,604**	**279,441**
Total revenues from sales and services	**1,071,032**	**325,381**
Other operating income, of which:		
- subsidiaries	5,301	4,257
- related parties	897	1,099
Overprovision reserves for risks	10,992	75
Other income	9,896	3,502
Total other revenues and income	**27,086**	**8,933**
TOTAL REVENUES	**1,098,118**	**334,314**

28) Operating costs

Operating costs at December 31, 2008 amount to 608,698 thousand euro (152,780 thousand euro at December 31, 2007) and show a rise of 455,918 thousand euro. The main items in this caption are commented on below.

Operating costs - *Thousands of euro*	12 31 2008	12 31 2007
Raw materials and consumables used	336,865	7,260
Services	206,998	120,181
Total costs for raw materials and services	**543,863**	**127,441**
Other operating costs	**64,835**	**25,339**
TOTAL OPERATING COSTS	**608,698**	**152,780**

The costs for purchases of raw materials and services amount to 543,863 thousand euro (127,441 thousand euro at December 31, 2007) and show an increase of 416,422 thousand euro. This increase is due to higher costs for the purchase of raw and consumable materials, 329,605 thousand euro, mainly attributable to the higher quantity of power, fuel and services purchased, 86,817 thousand euro for subcontracted work and various services acquired from subsidiaries and associates.

The larger items are as follows:

Costs for raw materials and services - *Thousands of euro*	12 31 2008	12 31 2007
Purchases of power and fuel, of which:	315,219	1,017
- third party suppliers	*270,372*	*1,017*
- subsidiaries	*44,476*	-
- related parties	*371*	-
Change in inventories of fuels	149	(115)
Purchases of demineralised industrial water	1	-
Purchases of materials, of which:	21,506	6,322
- third party suppliers	*20,137*	*6,180*
- subsidiaries	*1,369*	*142*
Change in inventories of materials	(10)	36
Total raw materials and consumables used	**336,865**	**7,260**
Electricity delivering and transmission charges	856	24
Transport from subsidiaries	88	-
Subcontracted work	48,876	16,457
Services, of which:	157,178	103,700
- third party suppliers	*76,263*	*52,151*
- subsidiaries	*67,606*	*38,197*
- parent company	*233*	-
- associates	*13,076*	*13,352*
Total services used	**206,998**	**120,181**
TOTAL COSTS FOR RAW MATERIALS AND SERVICES	**543,863**	**127,441**

It is worth noting that, during the year, grants were paid to the AEM and ASM foundations for a total of 3,400 thousand euro.

29) Labour costs

At December 31, 2008, labour cost, net of capitalised expenses, came to 120,529 thousand euro (51,855 thousand euro at December 31, 2007) and increased by 68,674 thousand euro mainly because of growth in the work force as a result the merger, effective January 1, 2008.

The main items in this caption are commented on below:

Labour costs - *Thousands of euro*	**12 31 2008**	**12 31 2007**
Wages and salaries	69,108	31,980
Social security charges	25,428	9,589
Severance indemnities	6,212	2,447
Other costs	19,781	7,839
Total labour costs	**120,529**	**51,855**

The average number of employees is analysed below by grade:

	2008	**2007**
Managers	53	26
Supervisors	126	72
White-collar workers	1,191	606
Blue-collar workers	390	124
Total	**1,760**	**828**

This item also includes the directors' fees paid by A2A S.p.A..

30) Gross profit from operations

In light of these movements, the gross profit from operations at December 31, 2008 amounts to 368,890 thousand euro (129,679 thousand euro at December 31, 2007).

31) Depreciation, amortisation, provisions and writedowns

Depreciation, amortisation, provisions and writedowns at December 31, 2008 amount to 163,379 thousand euro (74,364 thousand euro at December 31, 2007) and show an increase of 89,015 thousand euro.

The main items in this caption are commented on below:

Depreciation and amortisation, provisions and writedowns *Thousands of euro*	12 31 2008	12 31 2007
Amortisation of intangible assets	7,377	4,518
Depreciation of property, plant and equipment, of which:	133,487	59,975
- 1. amortisation and depreciation	*86,510*	*28,995*
- 2. depreciation of freely transferable assets	*46,977*	*30,980*
Total depreciation and amortisation	**140,864**	**64,493**
Other writedowns of non-current assets	2,000	158
Writedown of receivables included among current assets and liquid funds	1,200	2
Provisions for risks and charges	19,315	9,711
Total depreciation, amortisation, provisions and writedowns	**163,379**	**74,364**

Depreciation and amortisation amount to 140,864 thousand euro (64,493 thousand euro at December 31, 2007) and report an increase of 76,371 thousand euro of which:

- 2,859 thousand euro of amortisation;
- 73,512 thousand euro of depreciation. In particular it is worth noting that the increase in depreciation of 57,515 thousand euro is mainly caused by the effect of the merger. This increase is also attributable to higher depreciation on freely transferable assets and includes 15,997 thousand euro of the effects of the sentence no. 1 of January 18, 2008 of the Constitutional Court, applied in the second half of 2007, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional; The Company reserves the right to take any steps to protect its investments and its interests. Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, based on current regulations.

Other writedowns of non-current assets amount to 2,000 thousand euro (158 thousand euro at December 31, 2007) with an increase of 1,842 thousand euro due to the writedown of part of the goodwill after impairment testing.

Writedowns of receivables amount to 1,200 thousand euro (2 thousand euro at December 31, 2007), for an increase of 1,198 thousand euro. This variance is due to the mergers mentioned previously, as well as to a deterioration in certain debtor situations.

Provisions for risks and charges at December 31, 2008 amount to 19,315 thousand euro (9,711 thousand euro at December 31, 2007) and relate to disputes with social security entities and local authorities, as well as outstanding lawsuits with third parties.

32) Profit from operations

Profit from operations amounts to 205,511 thousand euro (55,315 thousand euro at December 31, 2007).

33) Financial costs

Financial costs show a negative balance of 12,757 thousand euro (positive 33,770 thousand euro at December 31, 2007). The more significant details are reported below.

Financial income

Financial income - *Thousands of euro*	12 31 2008	12 31 2007
Gains from financial assets held for trading:	**40**	–
- long-term financial assets not considered investments	40	–
Income from derivatives:	**7,865**	**9,656**
- fair value of derivatives of bond of 500 million	19,259	–
- fair value of option on bond of 500 million	(9,971)	–
- realised from derivative on bond of 500 million	(2,561)	–
- realised from derivatives on loan by Cassa Depositi e Prestiti	1,035	(214)
- fair value of derivatives on loan by Cassa Depositi e Prestiti	103	316
- fair value of revolving lines derivative	–	8,891
- realised on Revolving lines	–	663
Income from financial assets:	**172,343**	**114,610**
- Dividend income:	151,363	109,794
- *subsidiaries*	147,208	100,070
- *associates*	4,061	5,437
- *other companies*	94	4,287
- income from receivables/securities included in non-current assets:	795	729
- *from associates*	24	–
- *other*	771	729
- income from receivables/securities included in current assets:	19,878	4,034
- *from subsidiaries*	16,666	3,447
- *from parent companies*	315	–
- *from others:*	2,897	587
a) on bank current accounts	2,225	200
b)) on other receivables	672	387
- exchange gains	307	53
TOTAL FINANCIAL INCOME	**180,248**	**124,266**

The financial income reports a total amount of 180,248 thousand euro (124,266 thousand euro at December 31, 2007) and relates to income from financial assets totalling 172,343 thousand euro (114,610 thousand euro at December 31, 2007) and refers to:

- dividend income of 151,363 thousand euro (109,794 thousand euro at December 31, 2007) which relates to dividends distributed by the subsidiaries for 147,208 thousand euro, by the associates for 4,061 thousand euro and from certain other investments held by A2A S.p.A. for 94 thousand euro;
- income from receivables/securities included in current assets of 795 thousand euro (729 thousand euro at December 31, 2007), and relates to interest on fixed-income securities and other receivables;
- income from receivables/securities included in current assets for 19,878 thousand euro (4,034 thousand euro at December 31, 2007), which concern interest on current account with subsidiaries of 16,666 thousand euro (3,447 thousand euro at December 31, 2007), interest payable to the Municipality of Milan of 315 thousand euro and interest on bank deposits and miscellaneous receivables of 2,897 thousand euro (587 thousand euro at December 31, 2007);
- exchange gains amounting to 307 thousand euro (53 thousand euro at December 31, 2007).

The section "Other information" illustrates the nature and the content of derivatives.

Financial expenses

Financial expenses - *Thousands of euro*	12 31 2008	12 31 2007
Losses from assets held for trading	**15,548**	-
- of investments	15,548	-
Charges on derivatives	**16,511**	**2,756**
- fair value of revolving lines derivative	20,634	-
- fair value of BBVA derivative	64	-
- realised on Revolving lines	(4,172)	-
- realised on BBVA derivative	(15)	-
- fair value of derivatives of bond of 500 million	-	11,598
- fair value of option on bond of 500 million	-	(8,556)
- realised from derivative on bond of 500 million	-	(286)
Charges from financial liabilities	**160,945**	**87,740**
- from subsidiaries	15,050	5,341
- from associates	-	67
- from parent company	76	1,114
- other:	145,819	81,218
a) *interest on bond loan*	*54,333*	*24,375*
b) *banks*	*81,186*	*51,784*
c) *interest on finance leases*	*1,143*	*1,192*
d) *miscellaneous*	*8,418*	*3,805*
e) *exchange losses*	*739*	*62*
TOTAL FINANCIAL EXPENSES	**193,004**	**90,496**

Financial expenses total 193,004 thousand euro (90,496 thousand euro at December 31, 2007) and relate principally to:

- for 15,548 thousand euro (zero balance at December 31, 2007), to the writedowns of Agam Monza S.p.A., Infracom S.p.A. and Immobiliare Fiera Brescia S.p.A.;
- 16,511 thousand euro (2,756 thousand euro at December 31, 2007), and charges on financial derivatives which relate to the effect of fair value measurement and the amount realised on revolving lines of credit;
- charges from financial liabilities of 160,945 thousand euro (87,740 thousand euro at December 31, 2007) made up of:
  - interest on current account with subsidiaries of 15,050 thousand euro (5,341 thousand euro in 2007) for interest accrued on intercompany current accounts;
  - interest to the parent entity of 76 thousand euro (1,114 thousand euro at the end of the previous year), being financial expenses due to the Municipality of Brescia;
  - financial expenses of 145,819 thousand euro (81,218 thousand euro at December 31, 2007), mainly interest for the year on the revolving lines of credit arranged with various banks and bond loan interest. The increase in financial expenses is due to the increase in net debt.

The increase in net financial expenses was caused mainly by the increase in average net debt, which rose by around 980 million euro, compared with the previous year, due to the mergers and, marginally, to the rise in interest rates.

34) Other non-operating costs

This caption shows a zero balance while at December 31, 2007 it amounted to 3,273 thousand euro and referred to the recovery of taxes related to the years from 1996 to 1999.

35) Income tax expense

Income tax expense - *Thousands of euro*	**12 31 2008**	**12 31 2007**
Current taxes	61,320	(12,961)
Deferred tax assets	(15,355)	9,800
Deferred tax liabilities	6,258	4,493
Total income tax expense	**52,223**	**1,332**
included under caption:		
Net result from non-current assets held for sale	525	317

Note that for IRES purposes, A2A S.p.A. files for tax on a consolidated basis, together with its main subsidiaries, in accordance with articles 117-129 of DPR 917/86.
To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
Deferred tax assets and liabilities determined at the time subsidiaries calculate their taxable income, again only for IRES purposes, are not transferred to the parent company, A2A S.p.A., but booked to the income statement of the individual subsidiary every time there is a real divergence between their taxable income and statutory pre-tax income due to the presence of temporary differences. The deferred tax assets and liabilities shown in the income statement of A2A S.p.A. have therefore been calculated exclusively on the temporary differences between its own taxable income and statutory pre-tax income.
In accordance with the interpretation contained in OIC 2 issued in May 2006, the current income tax (IRES) of A2A S.p.A. is calculated on its own taxable income, net of the adjustments for the Group tax return.
The total amount of IRAP was calculated at a rate of 3.90% applied to net production value, suitably adjusted as required by tax law. Note that the method of calculating taxable income for IRAP purposes was substantially changed by Law 244 of December 24, 2007 which provided for the elimination of the tax add-backs applied for IRES purposes, bringing taxable income closer to the result shown in the financial statements.
Considering its core business, the Company is also subject to the 5.5% IRES surtax introduced by Decree Law 112 of June 25, 2008, converted with amendments into Law 133 of August 6, 2008 (the "Robin Tax"), which hits electricity producers and distributors of power and gas.
Deferred tax assets and liabilities are recorded in the income statement to provide a better representation of the tax charge for the period, taking into account the fiscal effects of temporary differences between book net profit and taxable income.
Deferred taxation has been taken into consideration for both IRES and IRAP purposes and deferred tax assets and liabilities are booked according to the balance sheet method.

At December 31, 2008 income taxes (IRES and IRAP), net of 525 thousand euro related to taxes on assets held for sale, amount to 52,223 thousand euro (1,332 thousand euro at the end of the previous year) and are split up as follows:

- 35,557 thousand euro of current IRES;
- 9,717 thousand euro for the current IRES surcharge forthe year ("Robin Tax");
- 15,198 thousand euro of current IRAP;
- 848 thousand euro for previous year taxes;
- 9,778 thousand euro of deferred tax liabilities for IRES purposes;
- –3,520 thousand euro of deferred tax liabilities for IRAP purposes;
- –15,018 thousand euro of deferred tax assets for IRES purposes;
- –337 thousand euro of deferred tax assets for IRAP purposes.

Of the main permanent add-backs for IRES purposes we would mention in particular the non-deductible out-of-period expenses of 8,784 thousand euro, ICI (municipal property tax) of 4,330 thousand euro and investment writedowns of 15,548 thousand euro.

The following schedules are reconciliations between the theoretical tax charge and the effective tax charge for IRES and IRAP purposes.

IRES - Reconciliation between theoretical and effective tax charge

Amounts in euro		
Net profit including gross result of non-current assets held for sale for euro 31,698,500	224,452,918	-
Theoretical tax charge	-	61,724,552
Permanent differences	94,168,241	-
Income before taxes adjusted for permanent differences	130,284,677	-
Temporary differences deductible in future years	48,623,785	-
Temporary differences deductible in future years	(4,476,531)	-
Reversal of prior year temporary differences	2,244,921	-
Taxable income	176,676,852	-
Current taxes on pre-tax income for the year	-	48,586,134
Current tax surtax (Robin Tax)	-	9,717,227
to deduct taxes on non-current assets held for sale	-	(524,700)
to deduct other gains from Group tax filing	-	(12,504,620)
Total current income taxes for the year	-	**45,274,041**

IRAP - reconciliation between theoretical and effective tax charge

Amounts in euro		
Difference between production value and production costs	343,740,169	-
Irrelevant costs for IRAP purposes	20,919,237	-
Total	**322,820,932**	**-**
Theoretical tax charge (3.90%)	-	12,590,016
Temporary differences deductible in future years	2,084,310	-
Temporary differences deductible in future years	-	-
Reversal of prior year temporary differences	64,792,756	-
Taxable income for IRAP purposes	389,697,998	-
current IRAP on income for the year	**-**	**15,198,222**

They analyse deferred tax assets and liabilities, together with the movements on equity reserves, as required by IFRS.

IRES - Deferred tax assets and liabilities

Taxable temporary differences

Description - *Amounts in euro*	Deferred tax liabilities of the previous year			Adjustments			Reversals during the year		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Deferred capital gains (assets) relevant for IRAP purposes	2,876,377	27.5%	791,004	-	27.5%	-	2,876,378	27.5%	791,004
Deferred extraordinary gains (businesses)	845,630	27.5%	232,548	-	27.5%	-	211,407	27.5%	58,137
Deductions made off-the-books as per article 109 ITCA: depreciation, amortisation	161,091,462	27.5%	44,300,152	(4,381,962)	27.5%	(1,205,040)	1,794,753	27.5%	493,557
Deductions made off-the-books as per article 109 ITCA: provisions	4,911,388	27.5%	1,350,632	409,058	27.5%	112,491	-	27.5%	-
Default interest	-	27.5%	-	65,418	27.5%	17,990	-	27.5%	-
Elimination of lease instalments - Equity reserve	2,476,744	27.5%	681,105	-	27.5%	-	-	27.5%	-
Elimination of lease instalments	12,153,165	27.5%	3,342,120	-	27.5%	-	-	27.5%	-
Elimination of depreciation on land - Equity reserve	2,596,491	27.5%	714,035	-	27.5%	-	-	27.5%	-
Severance indemnities - Equity reserve	1,184,779	27.5%	325,814	-	27.5%	-	-	27.5%	-
Severance indemnities	1,228,657	27.5%	337,881	-	27.5%	-	-	27.5%	-
Fair value of bond derivative - Equity reserve	25,038,533	27.5%	6,885,597	(25,038,533)	27.5%	(6,885,597)	-	27.5%	-
Fair value of bond derivative	3,110,288	27.5%	855,329	(3,110,288)	27.5%	(855,329)	-	27.5%	-
Elimination of bond related charges and deficit	620,739	27.5%	170,703	(620,739)	27.5%	(170,703)	-	27.5%	-
Fair value of bond	5,931,924	27.5%	1,631,279	(5,931,924)	27.5%	(1,631,279)	-	27.5%	-
Investments Atel - Equity reserve	-	27.5%	-	-	27.5%	-	-	27.5%	-
Exchange effect on inv. in Atel - Equity reserve	19,471,317	27.5%	5,354,612	-	27.5%	-	-	27.5%	-
Revaluation of investments	-	27.5%	-	-	27.5%	-	-	27.5%	-
Taxed depreciation and amortisation	201,227,048	27.5%	55,337,438	-	27.5%	-	3,165,132	27.5%	870,411
Depreciation and amortisation freed up from fiscal interference	68,870,659	27.5%	18,939,431	-	27.5%	-	357,574	27.5%	98,333
3-Extraordinary gain on transfer of gas business to ASM Reti	17,073,575	27.5%	4,695,233	-	27.5%	-	5,691,192	27.5%	1,565,078
4-Extraordinary gain on transfer of Valgas business to ASM Reti	5,788,410	27.5%	1,591,813	3,051,201	27.5%	839,080	2,209,903	27.5%	607,723
4-Extraordinary gain on transfer of IT business to BAS Sii	731,553	27.5%	201,177	-	27.5%	-	182,888	27.5%	50,294
4-Extraordinary gain on transfer of electricity business to ASM Elett.	19,977,434	27.5%	5,493,794	6,499,827	27.5%	1,787,452	6,619,315	27.5%	1,820,312
4-Extraordinary gain on transfer of NU business to Aprica	6,176,072	27.5%	1,698,420	-	27.5%	-	1,544,018	27.5%	424,605
4-Extraodinary gain on Valgas vs CIGE	3,017,122	27.5%	829,709	(3,017,122)	27.5%	(829,709)	-	27.5%	-
4-Extraodinary gain on Valgas vs Aprica	1,965,323	27.5%	540,464	-	27.5%	-	491,331	27.5%	135,116
BBVA Derivative -	47,380	27.5%	13,029	(17,552)	27.5%	(4,827)	-	27.5%	-
Lease of former Valgas building	198,354	27.5%	54,547	-	27.5%	-	-	27.5%	-
Cash flow hedge derivatives (EIB loans + Sogen 1)	-	27.5%	-	-	27.5%	-	-	27.5%	-
Deduction of deferred charges related to bonds	1,815,005	27.5%	499,126	-	27.5%	-	-	27.5%	-
Revalutation Valgas assets	9,861,135	27.5%	2,711,812	(417,667)	27.5%	(114,858)	111,359	27.5%	30,624
Goodwill transferred to ASM Elett. (to equity)	12,187,172	27.5%	3,351,472	(12,187,172)	27.5%	(3,351,472)	-	27.5%	-
Maintenance on Mincio plant	1,383,471	27.5%	380,455	-	27.5%	-	-	27.5%	-
Depreciation and amortisation over quota (Law 244/07)	-	27.5%	-	-	27.5%	-	-	27.5%	-
Goodwill of district heating	8,000	27.5%	2,200	(667)	27.5%	(183)	556	27.5%	153
Severance indemnities	5,027,368	27.5%	1,382,526	(1,461,797)	27.5%	(401,994)	-	27.5%	-
Total	**598,892,574**		**164,695,458**	**(46,159,919)**		**(12,693,978)**	**25,255,806**		**6,945,347**

	Sub-Total			Rate change			Increases during the year			Increases/utilisations - equity			Total deferred tax liabilities		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	(1)	27.5%	-	(1)	33.0%	-	-	33.0%	-	-	33.0%	-	(1)	33.0%	-
	634,223	27.5%	174,411	634,223	33.0%	209,293	-	33.0%	-	-	33.0%	-	634,223	33.0%	209,293
	154,914,747	27.5%	42,601,555	154,914,747	33.0%	51,121,867	-	33.0%	-	-	33.0%	-	154,914,747	33.0%	51,121,867
	5,320,446	27.5%	1,463,123	5,320,446	33.0%	1,755,747	-	33.0%	-	-	33.0%	-	5,320,446	33.0%	1,755,747
	65,418	27.5%	17,990	65,418	33.0%	21,588	-	33.0%	-	-	33.0%	-	65,418	33.0%	21,588
	2,476,744	27.5%	681,105	2,476,744	33.0%	817,326	-	33.0%	-	-	33.0%	-	2,476,744	33.0%	817,326
	12,153,165	27.5%	3,342,120	12,153,165	33.0%	4,010,544	-	33.0%	-	-	33.0%	-	12,153,165	33.0%	4,010,544
	2,596,491	27.5%	714,035	2,596,491	33.0%	856,842	-	33.0%	-	-	33.0%	-	2,596,491	33.0%	856,842
	1,184,779	27.5%	325,814	1,184,779	33.0%	390,977	-	33.0%	-	-	33.0%	-	1,184,779	33.0%	390,977
	1,228,657	27.5%	337,881	1,228,657	33.0%	405,457	-	33.0%	-	-	33.0%	-	1,228,657	33.0%	405,457
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	-	27.5%	-	-	33.0%	-	-	33.0%	-	1,251,023	33.0%	412,838	1,251,023	33.0%	412,838
	19,471,317	27.5%	5,354,612	19,471,317	27.5%	5,354,612	-	33.0%	-	(19,471,317)	27.5%	(5,354,612)	-	27.5%	-
	-	27.5%	-	-	33.0%	-	-	33.0%	-	40,207	33.0%	13,268	40,207	33.0%	13,268
	198,061,916	27.5%	54,467,027	198,061,916	33.0%	65,360,432	-	33.0%	-	-	33.0%	-	198,061,916	33.0%	65,360,432
	68,513,085	27.5%	18,841,098	68,513,085	33.0%	22,609,318	-	33.0%	-	-	33.0%	-	68,513,085	33.0%	22,609,318
	11,382,383	27.5%	3,130,155	11,382,383	33.0%	3,756,186	-	33.0%	-	-	33.0%	-	11,382,383	33.0%	3,756,186
	6,629,708	27.5%	1,823,170	6,629,708	33.0%	2,187,804	-	33.0%	-	-	33.0%	-	6,629,708	33.0%	2,187,804
	548,665	27.5%	150,883	548,665	33.0%	181,059	-	33.0%	-	-	33.0%	-	548,665	33.0%	181,059
	19,857,946	27.5%	5,460,935	19,857,946	33.0%	6,553,122	-	33.0%	-	-	33.0%	-	19,857,946	33.0%	6,553,122
	4,632,054	27.5%	1,273,815	4,632,054	33.0%	1,528,578	-	33.0%	-	-	33.0%	-	4,632,054	33.0%	1,528,578
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	1,473,992	27.5%	405,348	1,473,992	33.0%	486,417	-	33.0%	-	-	33.0%	-	1,473,992	33.0%	486,417
	29,828	27.5%	8,203	29,828	33.0%	9,843	-	33.0%	-	-	33.0%	-	29,828	33.0%	9,843
	198,354	27.5%	54,547	198,354	33.0%	65,457	-	33.0%	-	-	33.0%	-	198,354	33.0%	65,457
	-	27.5%	-	-	33.0%	-	-	33.0%	-	22,441,990	33.0%	7,405,857	22,441,990	33.0%	7,405,857
	1,815,005	27.5%	499,126	1,815,005	33.0%	598,952	-	33.0%	-	-	33.0%	-	1,815,005	33.0%	598,952
	9,332,109	27.5%	2,566,330	9,332,109	33.0%	3,079,596	-	33.0%	-	-	33.0%	-	9,332,109	33.0%	3,079,596
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	1,383,471	27.5%	380,455	1,383,471	33.0%	456,545	-	33.0%	-	-	33.0%	-	1,383,471	33.0%	456,545
	-	27.5%	-	-	33.0%	-	4,476,531	33.0%	1,477,255	-	33.0%	-	4,476,531	33.0%	1,477,255
	6,777	27.5%	1,864	6,777	33.0%	2,236	-	33.0%	-	-	33.0%	-	6,777	33.0%	2,236
	3,565,571	27.5%	980,532	3,565,571	33.0%	1,176,638	-	33.0%	-	-	33.0%	-	3,565,571	33.0%	1,176,638
	527,476,850		**145,056,134**	**527,476,850**		**172,996,438**	**4,476,531**		**1,477,255**	**4,261,903**		**2,477,350**	**536,215,284**		**176,951,044**

Deductible temporary differences

Description - *Amounts in euro*	Prior year deferred tax assets			Adjustments			Reversals during the year		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Entertainment expenses	90,302	27.5%	24,833	-	27.5%	-	39,729	27.5%	10,925
Statutory amortisation and depreciation in excess	8,086,818	27.5%	2,223,875	(2,041,130)	27.5%	(561,311)	758,575	27.5%	208,608
Provision for risks - water fee surcharges	5,383,140	27.5%	1,480,364	-	27.5%	-		27.5%	-
Provision for inventory obsolescence	243,657	27.5%	67,006	-	27.5%	-	-	27.5%	-
Provision for risks - ICI	-	27.5%	-	428,392	27.5%	117,808	-	27.5%	-
Provision for redundancy pay Mobile phones	2,000	27.5%	550	-	27.5%	-	-	27.5%	-
Provision for Tosap	15,000	27.5%	4,125	-	27.5%	-	-	27.5%	-
Writedowns of property, plant and equipment	7,669,837	27.5%	2,109,205	-	27.5%	-	-	27.5%	-
Provision for Muzza fee	1,100,000	27.5%	302,500	-	27.5%	-	-	27.5%	-
Provision for risks re Brescia Tax Authorities	-	27.5%	-	-	27.5%	-	-	27.5%	-
Provision for disputes with employees	100,000	27.5%	27,500	-	27.5%	-	-	27.5%	-
Provision for specific risks - notice	3,395,605	27.5%	933,791	-	27.5%	-	-	27.5%	-
Provision for bad and doubtful accounts in excess	409,058	27.5%	112,491	-	27.5%	-	-	27.5%	-
Productivity bonus and related charges	1,156,634	27.5%	318,074	-	27.5%	-	1,156,634	27.5%	318,074
Back pay and related charges	367,019	27.5%	100,930	-	27.5%	-	367,019	27.5%	100,930
Unpaid remuneration to directors	796,000	27.5%	218,900	-	27.5%	-	796,000	27.5%	218,900
Provision for risks re INPS	65,497,505	27.5%	18,011,814	-	27.5%	-	-	27.5%	-
Provision for payments in lieu of notice (certain)	204,693	27.5%	56,291	-	27.5%	-	99,678	27.5%	27,411
Provision to Premungas reserve	34,668,166	27.5%	9,533,746	-	27.5%	-	274,438	27.5%	75,470
Provision for Severance indemnities	-	27.5%	-	-	27.5%	-	-	27.5%	-
Costs of the AMSA merger	-	27.5%	-	1,315,920	27.5%	361,878	328,980	27.5%	90,470
CCosts of merger with ASM Bs	-	27.5%	-	15,553,812	27.5%	4,277,298	3,888,453	27.5%	1,069,325
Employee benefits – Equity reserve	39,486,296	27.5%	10,858,731	-	27.5%	-	6,209,021	27.5%	1,707,481
Employee benefits	1,442,208	27.5%	396,607	-	27.5%	-	1,442,108	27.5%	396,580
Finance lease depreciation	3,240,871	27.5%	891,240	-	27.5%	-	-	27.5%	-
Finance leases - financial expenses	1,946,091	27.5%	535,175	-	27.5%	-	-	27.5%	-
Higher depreciation for component approach	1,585,627	27.5%	436,047	-	27.5%	-	-	27.5%	-
Fair value bond – Equity reserve	33,941,347	27.5%	9,333,870	(33,941,347)	27.5%	(9,333,870)	-	27.5%	-
Fair value bond	2,755,578	27.5%	757,784	(760,137)	27.5%	(209,038)	-	27.5%	-
OPI and Mediobanca loan - amortised cost	400,721	27.5%	110,198	-	27.5%	-	-	27.5%	-
Forex effect on investment in ATEL S.A. (sale)	-	27.5%	-	-	27.5%	-	-	27.5%	-
Payments to auditors	51,800	27.5%	14,245	-	27.5%	-	51,800	27.5%	14,245
Interest on Loan bond	1,497,250	27.5%	411,744	-	27.5%	-	-	27.5%	-
Provision for risks gas fees	4,500,000	27.5%	1,237,500	-	27.5%	-	-	27.5%	-
Provision for UTF dispute	5,548,403	27.5%	1,525,811	-	27.5%	-	-	27.5%	-

	Sub-Total			Rate change			Increases during the year			Increases/utilisations - equity			Total deferred tax liabilities		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	50,573	27.5%	13,908	50,573	33.0%	16,689		33.0%	-	-	33.0%	-	50,573	33.0%	16,689
	5,287,113	27.5%	1,453,956	5,287,113	33.0%	1,744,747	2,106,639	33.0%	695,191	-	33.0%	-	7,393,752	33.0%	2,439,938
	5,383,140	27.5%	1,480,364	5,383,140	33.0%	1,776,436	1,629,573	33.0%	537,759	-	33.0%	-	7,012,713	33.0%	2,314,195
	243,657	27.5%	67,006	243,657	33.0%	80,407	2,131	33.0%	703	-	33.0%	-	245,788	33.0%	81,110
	428,392	27.5%	117,808	428,392	33.0%	141,369	-	33.0%	-	-	33.0%	-	428,392	33.0%	141,369
	2,000	27.5%	550	2,000	33.0%	660	-	33.0%	-	-	33.0%	-	2,000	33.0%	660
	15,000	27.5%	4,125	15,000	33.0%	4,950	-	33.0%	-	-	33.0%	-	15,000	33.0%	4,950
	7,669,837	27.5%	2,109,205	7,669,837	33.0%	2,531,046	-	33.0%	-	-	33.0%	-	7,669,837	33.0%	2,531,046
	1,100,000	27.5%	302,500	1,100,000	33.0%	363,000	-	33.0%	-	-	33.0%	-	1,100,000	33.0%	363,000
	-	27.5%	-	-	33.0%	-	392,416	33.0%	129,497	-	33.0%	-	392,416	33.0%	129,497
	100,000	27.5%	27,500	100,000	33.0%	33,000	200,000	33.0%	66,000	-	33.0%	-	300,000	33.0%	99,000
	3,395,605	27.5%	933,791	3,395,605	33.0%	1,120,550	122,000	33.0%	40,260	-	33.0%	-	3,517,605	33.0%	1,160,810
	409,058	27.5%	112,491	409,058	33.0%	134,989	328,334	33.0%	108,350	-	33.0%	-	737,392	33.0%	243,339
	-	27.5%	-	-	33.0%	-	3,764,616	33.0%	1,242,323	-	33.0%	-	3,764,616	33.0%	1,242,323
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	-	27.5%	-	-	33.0%	-	1,210,928	33.0%	399,606	-	33.0%	-	1,210,928	33.0%	399,606
	65,497,505	27.5%	18,011,814	65,497,505	33.0%	21,614,177	5,484,643	33.0%	1,809,932	-	33.0%	-	70,982,148	33.0%	23,424,109
	105,015	27.5%	28,879	105,015	33.0%	34,655	34,222	33.0%	11,293	-	33.0%	-	139,237	33.0%	45,948
	34,393,728	27.5%	9,458,275	34,393,728	33.0%	11,349,930	2,347,062	33.0%	774,530	-	33.0%	-	36,740,790	33.0%	12,124,461
	-	27.5%	-	-	33.0%	-	132,606	33.0%	43,760	-	33.0%	-	132,606	33.0%	43,760
	986,940	27.5%	271,409	986,940	33.0%	325,690	-	33.0%	-	-	33.0%	-	986,940	33.0%	325,690
	11,665,359	27.5%	3,207,974	11,665,359	33.0%	3,849,568	-	33.0%	-	-	33.0%	-	11,665,359	33.0%	3,849,568
	33,277,275	27.5%	9,151,251	33,277,275	33.0%	10,981,501	-	33.0%	-	-	33.0%	-	33,277,275	33.0%	10,981,501
	100	27.5%	28	100	33.0%	33	863,938	33.0%	285,100	-	33.0%	-	864,038	33.0%	285,133
	3,240,871	27.5%	891,240	3,240,871	33.0%	1,069,487	-	33.0%	-	-	33.0%	-	3,240,871	33.0%	1,069,487
	1,946,091	27.5%	535,175	1,946,091	33.0%	642,210	-	33.0%	-	-	33.0%	-	1,946,091	33.0%	642,210
	1,585,627	27.5%	436,047	1,585,627	33.0%	523,257	-	33.0%	-	-	33.0%	-	1,585,627	33.0%	523,257
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	1,995,441	27.5%	548,746	1,995,441	33.0%	658,496	-	33.0%	-	-	33.0%	-	1,995,441	33.0%	658,496
	400,721	27.5%	110,198	400,721	33.0%	132,238	-	33.0%	-	-	33.0%	-	400,721	33.0%	132,238
	-	27.5%	-	-	33.0%	-	20,686,536	33.0%	6,826,557	-	33.0%	-	20,686,536	33.0%	6,826,557
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	1,497,250	27.5%	411,744	1,497,250	33.0%	494,093	-	33.0%	-	-	33.0%	-	1,497,250	33.0%	494,093
	4,500,000	27.5%	1,237,500	4,500,000	33.0%	1,485,000	-	33.0%	-	-	33.0%	-	4,500,000	33.0%	1,485,000
	5,548,403	27.5%	1,525,811	5,548,403	33.0%	1,830,973	295,024	33.0%	97,358	-	33.0%	-	5,843,427	33.0%	1,928,331

Description - *Amounts in euro*	Prior year deferred tax assets			Adjustments			Reversals during the year		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Risk provision for penalties/interest due to INPS	2,387,000	27.5%	656,425	-	27.5%	-	1,554,436	27.5%	427,470
Risk provision for social contributions	6,015,087	27.5%	1,654,149	-	27.5%	-	1,946,733	27.5%	535,352
Provision under Law 336/70 (war refugees, orphans)	52,674	27.5%	14,485	-	27.5%	-	11,878	27.5%	3,266
Provision for labour disputes of former BAS	331,447	27.5%	91,148	-	27.5%	-	-	27.5%	-
Premungas fund	-	27.5%	-	117,036	27.5%	32,185	51,791	27.5%	14,243
Risk provision for taxes of former Valgas	98,585	27.5%	27,111	-	27.5%	-	98,585	27.5%	27,111
Provision for foreign markets	575,000	27.5%	158,125	-	27.5%	-	-	27.5%	-
Inventory obsolescence reserve (Materials)	4,988,061	27.5%	1,371,717	-	27.5%	-	-	27.5%	-
Provision employee benefits – long-service bonuses	1,060,607	27.5%	291,667	-	27.5%	-	183,047	27.5%	50,338
Provision for employee benefits - tariff discounts	8,772,725	27.5%	2,412,499	-	27.5%	-	-	27.5%	-
Provision for employee benefits - additional months' salaries	1,823,555	27.5%	501,478	-	27.5%	-	-	27.5%	-
Costs of merger with AEM Mi	8,172,059	27.5%	2,247,316	-	27.5%	-	2,043,015	27.5%	561,829
Surplus provision for bad and doubtful accounts	1,426,930	27.5%	392,406	-	27.5%	-	-	27.5%	-
Impairment of int. assets - Cassano	1,134,301	27.5%	311,933	-	27.5%	-	-	27.5%	-
Contributions from private bodies for depreciation deducted in statement	7,612,012	27.5%	2,093,303	-	27.5%	-	1,191,837	27.5%	327,755
Contributions from public entities relating to depreciation deducted in statement	3,944,635	27.5%	1,084,775	-	27.5%	-	281,326	27.5%	77,365
Contribution for depreciation without fiscal interference in statement	1,473,162	27.5%	405,120	-	27.5%	-	-	27.5%	-
Loans BEI derivative and Sogen 1 cash flow hedge	9,093,761	27.5%	2,500,784	(8,540,492)	27.5%	(2,348,635)	-	27.5%	-
Expenses of BAS merger	350,355	27.5%	96,348	67,311	27.5%	18,511	208,833	27.5%	57,429
Productivity bonus	-	27.5%	-	-	27.5%	-	-	27.5%	-
Depreciation (IAS) General Electric and Mincio maintenance	167,787	27.5%	46,141	-	27.5%	-	-	27.5%	-
Allocation to provisions (IAS)	645,736	27.5%	177,577	-	27.5%	-	-	27.5%	-
Entertainment expenses	-	27.5%	-	79,258	27.5%	21,796	26,969	27.5%	7,416
Severance indemnities	-	27.5%	-	-	27.5%	-	-	27.5%	-
Total	**285,707,105**		**78,569,454**	**(27,721,377)**		**(7,623,379)**	**23,010,885**		**6,327,993**

	Sub-Total			Rate change			Increases during the year			Increases/utilisations - equity			Total deferred tax liabilities		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	832,564	27.5%	228,955	832,564	33.0%	274,746	497,625	33.0%	164,216	-	33.0%	-	1,330,189	33.0%	438,962
	4,068,354	27.5%	1,118,797	4,068,354	33.0%	1,342,557	2,961,805	33.0%	977,396	-	33.0%	-	7,030,159	33.0%	2,319,952
	40,796	27.5%	11,219	40,796	33.0%	13,463	-	33.0%	-	-	33.0%	-	40,796	33.0%	13,463
	331,447	27.5%	91,148	331,447	33.0%	109,378	-	33.0%	-	-	33.0%	-	331,447	33.0%	109,378
	65,245	27.5%	17,942	65,245	33.0%	21,531	-	33.0%	-	-	33.0%	-	65,245	33.0%	21,531
	-	27.5%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-	-	33.0%	-
	575,000	27.5%	158,125	575,000	33.0%	189,750	-	33.0%	-	-	33.0%	-	575,000	33.0%	189,750
	4,988,061	27.5%	1,371,717	4,988,061	33.0%	1,646,060	-	33.0%	-	-	33.0%	-	4,988,061	33.0%	1,646,060
	877,560	27.5%	241,329	877,560	33.0%	289,595	-	33.0%	-	-	33.0%	-	877,560	33.0%	289,595
	8,772,725	27.5%	2,412,499	8,772,725	33.0%	2,894,999	867,494	33.0%	286,273	-	33.0%	-	9,640,219	33.0%	3,181,272
	1,823,555	27.5%	501,478	1,823,555	33.0%	601,773	-	33.0%	-	-	33.0%	-	1,823,555	33.0%	601,773
	6,129,045	27.5%	1,685,487	6,129,045	33.0%	2,022,585	-	33.0%	-	-	33.0%	-	6,129,045	33.0%	2,022,584
	1,426,930	27.5%	392,406	1,426,930	33.0%	470,887	-	33.0%	-	-	33.0%	-	1,426,930	33.0%	470,887
	1,134,301	27.5%	311,933	1,134,301	33.0%	374,319	-	33.0%	-	-	33.0%	-	1,134,301	33.0%	374,319
	6,420,175	27.5%	1,765,548	6,420,175	33.0%	2,118,658	-	33.0%	-	-	33.0%	-	6,420,175	33.0%	2,118,658
	3,663,309	27.5%	1,007,410	3,663,309	33.0%	1,208,892	-	33.0%	-	-	33.0%	-	3,663,309	33.0%	1,208,892
	1,473,162	27.5%	405,120	1,473,162	33.0%	486,143	-	33.0%	-	-	33.0%	-	1,473,162	33.0%	486,143
	553,269	27.5%	152,149	553,269	33.0%	182,579	-	33.0%	-	(553,269)	33.0%	(182,579)	-	33.0%	-
	208,833	27.5%	57,429	208,833	33.0%	68,915	-	33.0%	-	-	33.0%	-	208,833	33.0%	68,915
	-	27.5%	-	-	33.0%	-	2,545,000	33.0%	839,850	-	33.0%	-	2,545,000	33.0%	839,850
	167,787	27.5%	46,141	167,787	33.0%	55,370	310,375	33.0%	102,424	-	33.0%	-	478,162	33.0%	157,793
	645,736	27.5%	177,577	645,736	33.0%	213,093	310,774	33.0%	102,555	-	33.0%	-	956,510	33.0%	315,648
	52,289	27.5%	14,379	52,289	33.0%	17,255	-	33.0%	-	-	33.0%	-	52,289	33.0%	17,255
	-	27.5%	-	-	33.0%	-	1,530,044	33.0%	504,915	-	33.0%	-	1,530,044	33.0%	504,915
	234,974,843		**64,618,082**	**234,974,843**		**77,541,698**	**48,623,785**		**16,045,849**	**(553,269)**		**(182,579)**	**283,045,359**		**93,404,968**

IRAP - Deferred tax assets and liabilities

Taxable temporary differences

Description - *Amounts in euro*	Deferred tax liabilities of the previous year			Adjustments			Reversals during the year		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Deferred capital gains (assets) relevant for IRAP purposes	2,876,376	3.90%	112,179	-	3.90%	-	2,876,376	3.90%	112,179
Deductions made off-the-books as per article 109 ITCA: depreciation, amortisation	161,091,462	3.90%	6,282,567	(4,381,962)	3.90%	(170,897)	26,118,250	3.90%	1,018,612
Elimination of lease instalments - Equity reserve	2,476,744	3.90%	96,593	-	3.90%	-	-	3.90%	-
Elimination of lease instalments	12,153,165	3.90%	473,973	-	3.90%	-	-	3.90%	-
Elimination of depreciation on land - Equity reserve	2,596,491	3.90%	101,263	-	3.90%	-	-	3.90%	-
Taxed depreciation and amortisation	201,227,048	3.90%	7,847,855	-	3.90%	-	44,153,291	3.90%	1,721,978
Depreciation and amortisation freed up from fiscal interference	68,870,659	3.90%	2,685,956	-	3.90%	-	-	3.90%	-
Lease of former Valgas building	198,354	3.90%	7,736	-	3.90%	-	-	3.90%	-
Revalutation Valgas assets	9,861,135	3.90%	384,584	(417,667)	3.90%	(16,289)	111,359	3.90%	4,343
Maintenance on Mincio plant	1,383,471	3.90%	53,955	-	3.90%	-	-	3.90%	-
Goodwill of district heating	8,000	3.90%	312	(667)	3.90%	(26)	556	3.90%	22
Goodwill transferred to ASM Elett. (to equity)	12,187,172	3.90%	475,300	(12,187,172)	3.90%	(475,300)	-	3.90%	-
Total	**474,930,077**		**18,522,273**	**(16,987,468)**		**(662,511)**	**73,259,832**		**2,857,133**

Deductible temporary differences

Description - *Amounts in euro*	Prior year deferred tax assets			Adjustments			Reversals during the year		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Entertainment expenses	90,301	3.90%	3,522	-	3.90%	-	39,729	3.90%	1,549
Statutory amortisation and depreciation in excess	8,086,818	3.90%	315,386	(2,041,130)	3.90%	(79,604)	758,575	3.90%	29,584
Provision for risks - water fee surcharges	5,383,140	3.90%	209,942	-	3.90%	-	-	3.90%	-
Provision for inventory obsolescence	243,657	3.90%	9,503	-	3.90%	-	-	3.90%	-
Provision for litigation with third parties	-	3.90%	-	-	3.90%	-	-	3.90%	-
Provision for risks - ICI	7,074,690	3.90%	275,913	-	3.90%	-	1,237,629	3.90%	48,268
Provision for mobile phones	2,000	3.90%	78	-	3.90%	-	-	3.90%	-
Provision for Tosap	15,000	3.90%	585	-	3.90%	-	-	3.90%	-
Writedowns of property, plant and equipment	7,669,837	3.90%	299,124	-	3.90%	-	-	3.90%	-
Provision for Muzza fee	1,100,000	3.90%	42,900	-	3.90%	-	-	3.90%	-
Costs of the AMSA merger	-	3.90%	-	1,315,920	3.90%	51,321	328,980	3.90%	12,830
Costs of the merger with ASM Bs	-	3.90%	-	15,553,812	3.90%	606,599	3,888,453	3.90%	151,650
Finance lease depreciation	3,240,871	3.90%	126,394	-	3.90%	-	-	3.90%	-
Higher depreciation for component approach	1,585,627	3.90%	61,839	-	3.90%	-	-	3.90%	-
Payments to auditors	14,245	3.90%	556	37,555	3.90%	1,465	51,800	3.90%	2,020
Provision for gas tariff risks	4,500,000	3.90%	175,500	-	3.90%	-	-	3.90%	-
Provision for UTF dispute	5,548,403	3.90%	216,388	-	3.90%	-	-	3.90%	-
Provision for foreign markets	575,000	3.90%	22,425	-	3.90%	-	-	3.90%	-
Inventory obsolescence reserve (Materials)	4,988,061	3.90%	194,534	-	3.90%	-	-	3.90%	-
Costs of merger with AEM Mi	8,172,059	3.90%	318,710	-	3.90%	-	-	3.90%	-
Impairment of int. assets - Cassano	1,134,301	3.90%	44,238	-	3.90%	-	-	3.90%	-
Contributions from private bodies for depreciation deducted in statement	7,612,012	3.90%	296,868	-	3.90%	-	1,268,669	3.90%	49,478
Contributions from public entities relating to depreciation deducted in statement	3,944,635	3.90%	153,841	-	3.90%	-	657,439	3.90%	25,640
Contribution for depreciation without fiscal interference in statement	1,473,162	3.90%	57,453	-	3.90%	-	-	3.90%	-
Expenses of BAS merger	350,355	3.90%	13,664	67,311	3.90%	2,625	208,833	3.90%	8,144
Entertainment expenses	-	3.90%	-	79,258	3.90%	3,091	26,969	3.90%	1,052
Depreciation Imp res	167,787	3.90%	6,544	-	3.90%	-	-	3.90%	-
Allowance to provisions (IAS)	645,736	3.90%	25,184	-	3.90%	-	-	3.90%	-
Total	**73,617,697**		**2,871,090**	**15,012,726**		**585,496**	**8,467,076**		**330,216**

	Sub-Total			Rettifica aliquota			Increases during the year			Increases/utilisations - equity			Total deferred tax liabilities		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	-	3.90%	-	-	3.90%	-	-	3.90%	-	-	3.90%	-	-	3.90%	-
	130,591,250	3.90%	5,093,059	130,591,250	3.90%	5,093,059	-	3.90%	-	-	3.90%	-	130,591,250	3.90%	5,093,059
	2,476,744	3.90%	96,593	2,476,744	3.90%	96,593	-	3.90%	-	-	3.90%	-	2,476,744	3.90%	96,593
	12,153,165	3.90%	473,973	12,153,165	3.90%	473,973	-	3.90%	-	-	3.90%	-	12,153,165	3.90%	473,973
	2,596,491	3.90%	101,263	2,596,491	3.90%	101,263	-	3.90%	-	-	3.90%	-	2,596,491	3.90%	101,263
	157,073,757	3.90%	6,125,877	157,073,757	3.90%	6,125,877	-	3.90%	-	-	3.90%	-	157,073,757	3.90%	6,125,877
	68,870,659	3.90%	2,685,956	68,870,659	3.90%	2,685,956	-	3.90%	-	-	3.90%	-	68,870,659	3.90%	2,685,956
	198,354	3.90%	7,736	198,354	3.90%	7,736	-	3.90%	-	-	3.90%	-	198,354	3.90%	7,736
	9,332,109	3.90%	363,952	9,332,109	3.90%	363,952	-	3.90%	-	-	3.90%	-	9,332,109	3.90%	363,952
	1,383,471	3.90%	53,955	1,383,471	3.90%	53,955	-	3.90%	-	-	3.90%	-	1,383,471	3.90%	53,955
	6,777	3.90%	264	6,777	3.90%	264	-	3.90%	-	-	3.90%	-	6,777	3.90%	264
	-	3.90%	-	-	3.90%	-	-	3.90%	-	-	3.90%	-	-	3.90%	-
	384,682,777		**15,002,628**	**384,682,777**		**15,002,628**	**-**		**-**	**-**		**-**	**384,682,777**		**15,002,628**

	Sub-Total			Rettifica aliquota			Increases during the year			Increases/utilisations - equity			Total deferred tax liabilities		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	50,572	3.90%	1,972	50,572	3.90%	1,972	-	3.90%	-	-	3.90%	-	50,572	3.90%	1,972
	5,287,113	3.90%	206,197	5,287,113	3.90%	206,197	-	3.90%	-	-	3.90%	-	5,287,113	3.90%	206,197
	5,383,140	3.90%	209,942	5,383,140	3.90%	209,942	1,629,573	3.90%	63,553	-	3.90%	-	7,012,713	3.90%	273,496
	243,657	3.90%	9,503	243,657	3.90%	9,503	2,131	3.90%	83	-	3.90%	-	245,788	3.90%	9,586
	-	3.90%	-	-	3.90%	-	141,832	3.90%	5,531	-	3.90%	-	141,832	3.90%	5,531
	5,837,061	3.90%	227,645	5,837,061	3.90%	227,645	-	3.90%	-	-	3.90%	-	5,837,061	3.90%	227,645
	2,000	3.90%	78	2,000	3.90%	78	-	3.90%	-	-	3.90%	-	2,000	3.90%	78
	15,000	3.90%	585	15,000	3.90%	585	-	3.90%	-	-	3.90%	-	15,000	3.90%	585
	7,669,837	3.90%	299,124	7,669,837	3.90%	299,124	-	3.90%	-	-	3.90%	-	7,669,837	3.90%	299,124
	1,100,000	3.90%	42,900	1,100,000	3.90%	42,900	-	3.90%	-	-	3.90%	-	1,100,000	3.90%	42,900
	986,940	3.90%	38,491	986,940	3.90%	38,491	-	3.90%	-	-	3.90%	-	986,940	3.90%	38,491
	11,665,359	3.90%	454,949	11,665,359	3.90%	454,949	-	3.90%	-	-	3.90%	-	11,665,359	3.90%	454,949
	3,240,871	3.90%	126,394	3,240,871	3.90%	126,394	-	3.90%	-	-	3.90%	-	3,240,871	3.90%	126,394
	1,585,627	3.90%	61,839	1,585,627	3.90%	61,839	-	3.90%	-	-	3.90%	-	1,585,627	3.90%	61,839
	-	3.90%	-	-	3.90%	-	-	3.90%	-	-	3.90%	-	-	3.90%	-
	4,500,000	3.90%	175,500	4,500,000	3.90%	175,500	-	3.90%	-	-	3.90%	-	4,500,000	3.90%	175,500
	5,548,403	3.90%	216,388	5,548,403	3.90%	216,388	-	3.90%	-	-	3.90%	-	5,548,403	3.90%	216,388
	575,000	3.90%	22,425	575,000	3.90%	22,425	-	3.90%	-	-	3.90%	-	575,000	3.90%	22,425
	4,988,061	3.90%	194,534	4,988,061	3.90%	194,534	-	3.90%	-	-	3.90%	-	4,988,061	3.90%	194,534
	8,172,059	3.90%	318,710	8,172,059	3.90%	318,710	-	3.90%	-	-	3.90%	-	8,172,059	3.90%	318,710
	1,134,301	3.90%	44,238	1,134,301	3.90%	44,238	-	3.90%	-	-	3.90%	-	1,134,301	3.90%	44,238
	6,343,343	3.90%	247,390	6,343,343	3.90%	247,390	-	3.90%	-	-	3.90%	-	6,343,343	3.90%	247,390
	3,287,196	3.90%	128,201	3,287,196	3.90%	128,201	-	3.90%	-	-	3.90%	-	3,287,196	3.90%	128,201
	1,473,162	3.90%	57,453	1,473,162	3.90%	57,453	-	3.90%	-	-	3.90%	-	1,473,162	3.90%	57,453
	208,833	3.90%	8,144	208,833	3.90%	8,144	-	3.90%	-	-	3.90%	-	208,833	3.90%	8,144
	52,289	3.90%	2,039	52,289	3.90%	2,039	-	3.90%	-	-	3.90%	-	52,289	3.90%	2,039
	167,787	3.90%	6,544	167,787	3.90%	6,544	-	3.90%	-	-	3.90%	-	167,787	3.90%	6,544
	645,736	3.90%	25,184	645,736	3.90%	25,184	310,774	3.90%	12,120	-	3.90%	-	956,510	3.90%	37,304
	80,163,348		**3,126,371**	**80,163,348**		**3,126,371**	**2,084,310**		**81,288**	**-**		**-**	**82,247,658**		**3,207,659**

Deferred tax assets and liabilities for IRES and IRAP purposes are summarised in the following table.

Thousands of euro	Financial statements 12 31 2008	Financial statements 12 31 2007 (*)
Deferred tax liabilities		
Value differences in property, plant and equipment	158,774	139,204
Adoption of the finance lease standard (IAS 17)	5,472	4,656
Adoption of the financial instruments standard (IAS 39)	7,406	-
Other deferred tax liabilities	20,302	39,358
Total provision for deferred taxation (A)	**191,954**	**183,218**
Deferred tax assets		
Prior year tax losses	-	-
Taxed risk provisions	65,812	53,241
Depreciation, amortisation and writedowns of non-current assets	12,571	11,452
Adoption of the financial instruments standard (IAS 39)	1,285	1,280
Other deferred tax assets	16,945	15,468
Total deferred tax assets (B)	**96,613**	**81,441**
PROVISION FOR DEFERRED TAXATION, NET OF DEFERRED TAX ASSETS	95,341	101,777

(*) Post-merger figures.

36) Net result of non-current assets held for sale

At December 31 2008 this caption is positive for 31,174 thousand euro (1,220 thousand euro at December 31, 2007) and mainly includes the dividend, net of the related tax, received during the year from E.ON Produzione (formerly Endesa Italia S.p.A.).

37) Net profit for the year

The net profit for the year amounts to 171,705 thousand euro (85,699 thousand euro at December 31, 2007).

Notes on related party transactions

38) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of A2A S.p.A., they are:

Relations with the Parent Entities and their subsidiaries

Note that prior to the merger of AMSA S.p.A. and ASM S.p.A. with A2A S.p.A. on January 1, 2008:

- A2A S.p.A was held 42.267% by the Municipality of Milan with 760,816,004 shares, of which 42.264% were held directly (760,768,604 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A. However, because of certain clauses in the articles of association, the Municipality of Milan had the power to appoint a majority of the directors and to nominate the Chairman of the Board of Directors; in other words, it had control of A2A S.p.A.;
- AMSA S.p.A. was wholly owned by the Municipality of Milan;
- ASM S.p.A. was held 69.2% by the Municipality of Brescia.

On October 5, 2007, the two Municipalities stipulated a shareholder agreement to regulate the ownership structure and governance of A2A, giving rise to joint control by the Municipalities over the company by means of a dualistic system of administration and control.

So whatever the legal structure adopted, the operation results in a joint venture under the joint control of the Municipality of Brescia and the Municipality of Milan, which hold 27.5% each.

Dealings between companies of the A2A Group and the Municipalities of Milan and Brescia are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems, as well as local police controls over the application of urban hygiene rules and lease instalments for the areas and buildings used for the Group's operating activities.

Dealings between the Municipalities of Milan and Brescia and the A2A Group relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, which are governed by special agreements and specific contracts.

As regards relations between A2A S.p.A. and the other companies controlled by the Municipality of Milan, it should be borne in mind that A2A holds: 49% of Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan. All transactions with entities controlled by the Municipalities of Milan and Brescia, which involve supplying electricity, are handled at normal market conditions.

Dealings with subsidiaries and associates

Within the Group, A2A S.p.A. acts as a centralised treasury for all of the subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of A2A S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.
In 2008, A2A S.p.A. and its subsidiaries again filed their VAT return on a group basis.
Note that for IRES purposes, A2A S.p.A. files for tax on a consolidated basis, together with its main subsidiaries, in accordance with articles 117-129 of DPR 917/86. To this end, a contract has been stipulated with each of the subsidiaries involved in the Group tax return to regulate the tax benefits and burdens transferred, with specific reference to current items.

The parent company A2A S.p.A. provides the subsidiaries and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. A2A S.p.A. also makes available office space and operating areas at its own premises to subsidiaries and the associates, as well as services relating to their use. These are provided at market conditions.

A2A S.p.A. provides a power generation service to A2A Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.

A2A S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.

It services are provided by the subsidiaries Selene S.p.A., BAS.Com S.p.A., Itradeplace S.p.A. and by the associate e-Utile S.p.A..

As regards the consolidation under the equity method of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that the parent company, A2A S.p.A., does not have any direct dealings with companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with Consob Resolution 15519 of July 27, 2006:

Balance sheet - *Thousands of euro*	Total 2008	Of which with related parties				
		Subsidiary companies (1)	Associated companies (1)	Parent company (2)	Total related parties	% of caption
TOTAL ASSETS of which:	**7,646,451**	**4,005,221**	**1,059,546**	**65,008**	**5,129,775**	**67.1%**
Non-current assets	**6,240,112**	**3,303,477**	**571,800**	**-**	**3,875,277**	**62.1%**
Investments	3,871,800	3,300,562	571,238	-	3,871,800	100.0%
Other non-current financial assets	547,262	2,915	562	-	3,477	0.6%
Current assets	**923,403**	**701,744**	**4,810**	**65,008**	**771,562**	**83.6%**
Trade receivables	400,859	288,481	3,672	39,942	332,095	82.8%
Other current assets	77,818	44,339	-	-	44,339	57.0%
Current financial assets	395,128	368,924	1,138	25,066	395,128	100.0%
Non-current assets held for sale	**482,936**	**-**	**482,936**	**-**	**482,936**	**100.0%**
TOTAL LIABILITIES of which:	**7,646,451**	**380,640**	**5,370**	**5,496**	**391,506**	**5.1%**
Non-current liabilities	**3,211,849**	**-**	**-**	**391**	**391**	**-**
Non-current financial liabilities	2,778,527	-	-	391	391	-
Current liabilities	**860,084**	**380,640**	**5,370**	**5,105**	**391,115**	**45.5%**
Trade payables	269,306	103,149	5,370	4,742	113,261	42.1%
Other current liabilities	115,112	21,197	-	-	21,197	18.4%
Current financial liabilities	468,122	256,294	-	363	256,657	54.8%

(1) Dealings between A2A S.p.A. and its direct subsidiaries and associates.
(2) Dealings between A2A S.p.A. and the Municipalities of Milan and Brescia.

Income statement - *Thousands of euro*	Total 2008	Of which with related parties				
		Subsidiary companies (1)	Associated companies (1)	Parent company (2)	Total related parties	% of caption
REVENUES	**1,098,118**	**815,767**	**3,158**	**44,603**	**863,528**	**78.6%**
Revenues from sales and services	1,071,032	810,466	2,261	44,603	857,330	80.0%
Other operating income	27,086	5,301	897	-	6,198	22.9%
OPERATING COSTS	**608,698**	**123,813**	**13,447**	**233**	**137,493**	**22.6%**
Costs for raw materials, finished products and services	543,863	113,539	13,447	233	127,219	23.4%
Other operating costs	64,835	10,274	-	-	10,274	15.8%
Financial costs						
Financial income	180,248	163,873	4,085	315	168,273	93.4%
Financial expenses	193,004	15,050	6,145	76	21,271	11.0%

(1) Dealings between A2A S.p.A. and its direct subsidiaries and associates.

(2) Dealings between A2A S.p.A. and the Municipalities of Milan and Brescia.

The financial statements are shown in section 0.2 of this report pursuant to Consob Resolution 15519 of July 27, 2006.

CONSOB communication no. DEM/6064293 of July 28, 2006

39) CONSOB communication no. DEM/6064293 of July 28, 2006

The following table shows the effects of the merger of ASM S.p.A. and AMSA Holding S.p.A. by A2A S.p.A. on the balance sheet.

BALANCE SHEET - *Figures in euro*	12 31 2007	Effect of merger AMSA S.p.A.	Effect of merger ASM BS S.p.A.	01 01 2008 post-merger
ASSETS				
Non-current assets				
Property, plant and equipment	864,790,403	-	724,740,715	1,589,531,118
Intangible assets	19,138,202	-	70,190,541	89,328,743
Investments	2,986,805,891	76,945,021	1,209,536,221	4,273,287,133
Other non-current financial assets	516,301,261	-	50,482,152	566,783,413
Deferred tax assets	60,190,834	14,800	21,234,920	81,440,554
Other non-current assets	25,229,436	-	11,709,272	36,938,708
Total non-current assets	**4,472,456,027**	**76,959,821**	**2,087,893,821**	**6,637,309,669**
Current assets				
Inventories	794,319	-	16,319,746	17,114,065
Trade receivables	84,547,797	-	460,538,157	545,085,954
Other current assets	26,708,614	308,394	49,018,616	76,035,624
Current financial assets	134,360,868	-	224,874,256	359,235,124
Current tax assets	18,021,467	-	-	18,021,467
Cash and cash equivalents	26,665,586	238,023	103,373,170	130,276,779
Total current assets	**291,098,651**	**546,417**	**854,123,945**	**1,145,769,013**
Non-current assets held for sale	**-**	**-**	**101,500**	**101,500**
TOTAL ASSETS	**4,763,554,678**	**77,506,238**	**2,942,119,266**	**7,783,180,182**

BALANCE SHEET - *Figures in euro*	12 31 2007	Effect of merger AMSA S.p.A.	Effect of merger ASM BS S.p.A.	01 01 2008 post-merger
EQUITY AND LIABILITIES				
Equity				
Share capital	936,024,648	50,494,605	642,591,491	1,629,110,744
Share premium	-	-	-	-
(Treasury shares)	(63,533,212)	-	-	(63,533,212)
Reserves	1,366,509,454	24,513,503	657,663,060	2,048,686,017
Net profit for the year	85,699,195	-	-	85,699,195
Equity	**2,324,700,085**	**75,008,108**	**1,300,254,551**	**3,699,962,744**
LIABILITIES				
Non-current liabilities				
Non-current financial liabilities	1,517,821,330	-	759,035,586	2,276,856,916
Non-current derivatives	-	-	-	-
Deferred tax liabilities	74,039,386	-	109,178,344	183,217,730
Employee benefits	100,300,050	-	26,456,963	126,757,013
Provisions for risks and charges	81,518,605	-	21,756,447	103,275,052
Other non-current liabilities	199,193	-	12,804,728	13,003,921
Total non-current liabilities	**1,773,878,564**	**-**	**929,232,068**	**2,703,110,632**
Current liabilities				
Trade payables	109,197,896	212,321	236,214,595	345,624,812
Other current liabilities	89,474,876	237,407	183,196,045	272,908,328
Current financial liabilities	466,303,257	18	279,587,853	745,891,128
Tax liabilities	-	2,048,384	13,634,154	15,682,538
Total current liabilities	**664,976,029**	**2,498,130**	**712,632,647**	**1,380,106,806**
Total liabilities	**2,438,854,593**	**2,498,130**	**1,641,864,715**	**4,083,217,438**
Liabilities associated with non-current assets held for sale	**-**	**-**	**-**	**-**
TOTAL EQUITY AND LIABILITIES	**4,763,554,678**	**77,506,238**	**2,942,119,266**	**7,783,180,182**

Guarantees and commitments with third parties

Thousands of euro	2008	2007
Guarantee deposits received	150,352	57,211
Guarantees given	784,230	53,688

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 150,352 thousand euro (57,211 thousand euro in the previous year).

Guarantees and commitments with third parties

These amount to 784,230 thousand euro (53,688 thousand euro at December 31, 2007) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

The company holds third party assets worth 33,005 thousand euro under concession.

Other information

1) Significant events after December 31, 2008

See the directors' report on operations for an explanation of subsequent events.

2) Information on non-current assets held for sale and discontinued operations (IFRS 5)

Note that at December 31, 2008 "Non-current assets held for sale" the reclassification of the investment in E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.); "Net result from non-current assets held for sale" comprise the dividend of E.ON Produzione S.p.A., cashed during the year. For further information, see balance sheet note 13 and income statement note 36.

3) Risk management

As the parent company, A2A S.p.A. provides centralised risk management also for Group companies.
Note that A2A S.p.A. is not subject to commodity price risk nor the related exchange rate risk, as they are both transferred to A2A Trading S.r.l. as part of the tolling contracts for the plants owned by A2A. In this connection, we would emphasise that the purchases of fuel and energy reported in the income statement refer to transactions carried out in the first half of 2008, which then came to an end with the definition and implementation of the current business model, which sterilises the effects of the scenario for the asset companies with the transfer to the trading company.

A2A S.p.A. is exposed to the following types of risk:

a. market risk and interest rate risk;
b. exchange rate risk not related to commodities
c. liquidity risk;
d. credit risk;
e. equity risk
f. default and covenant risk.

a. Market risk and interest rate risk

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate. In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is at a fixed rate, the interest rate risk is on the fair value.

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans by transforming them into fixed rate loans or stipulating collar contracts, and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

At December 31, 2008 the A2A structure of loans from Banks and other providers of finance is the following:

Millions of euro	December 31, 2008			December 31, 2007		
	Without derivatives	With derivatives	% with derivatives	Without derivatives	With derivatives	% with derivatives
At fixed rate	1,143	1,858	62%	499	1,099	58%
At floating rate	1,847	1,132	38%	1,397	797	42%
	2,990	**2,990**	**100%**	**1,896**	**1,896**	**100%**

Derivatives refer to the following loans:

Loan	Derivative	Accounting
Bond loan A2A with a nominal value of 500 million euro, expiry 2013 with a fixed coupon of 4.875%.	Collar with double cap with the same duration as the loan; at December 31, 2008 the fair value is positive for 19.0 million euro.	The fair value option has been applied to the loan. The collar is measured at fair value with changes booked to the income statement.
A2A loan with BEI, expiry 2014-2016, residual balance at December 31, 2008 amounting to 89.3 million euro, at floating rate.	Collar with duration up to December 2012; at December 31, 2008 the fair value is negative for 2.9 million euro.	The loan is valued at amortised cost. The collar is a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.
A2A loan with Banca Intesa/BEI, expiry 2015-2016, residual balance at December 31, 2008 amounting to 25.8 million euro, at floating rate.	Collar with duration up to December 2009; at December 31, 2008 the fair value of the hedge is negative for 0.03 million euro.	The loan is valued at amortised cost. The collar is measured at fair value with changes booked to the income statement.
A2A revolving credit lines, 600 million euro, at floating rate (6-month euribor).	Collar with duration up to July 2012; at December 31, 2008 the fair value of the hedge is positive for 3.7 million euro.	The loan is valued at amortised cost. The collar is measured at fair value with changes booked to the income statement.
AEM Elettricità loan from Cassa Depositi e Prestiti, expiry 2013, residual balance at December 31, 2008 of 190.6 million euro, at floating rate.	Collar with double cap with the same duration as the loan and a residual balance of 142.9 million euro; at December 31, 2008 the fair value is positive for 0.7 million euro.	The loan is valued at amortised cost. The collar is measured at fair value with changes booked to the income statement.

A structured model for interest rate risk analysis and management has recently been developed in-house. The method used for calculating exposure to this risk is based on the Montecarlo Method, which measures the impact that fluctuations in interest rates have on

prospective financial flows. The method simulates at least ten thousand scenarios for each important variable, depending on the volatility and correlations associated with each of them, using forward market rate curves as prospective levels. Having obtained in this way a distribution of the probability of results, it is possible to extrapolate the maximum negative variance expected (worst case scenario) and the maximum positive variance expected (best case scenario), with a confidence interval of 97.5%.
After adopting this method, the "after-the-event" sensitivity analysis on the income statement and balance sheet that was presented in the financial statements at December 31, 2007 has been replaced by an indication of the range of variances in expected financial flows, this being the main indicator used by the company for monitoring and managing interest rate risk.

As this is the first time that this method has been used, comparative figures are not available. Hence, the following are the results of the simulation with the related maximum variances (worst case and best case scenarios) just for 2009:

Millions of euro	2009 (base case -98.8)	
	Worst case	Best case
Change in expected financial flows (including hedging flows) Confidence level of 97.5%	(10.6)	7.7

A sensitivity analysis is also provided of possible changes in the fair value of the derivatives by shifting the forward rate curve by +50 bps and -50 bps:

Millions of euro	12 31 2008 (base case: +20.5)		12 31 2007 (base case: +24.8)	
	-50 bps	+50 bps	-50 bps	+50 bps
Change in fair value of derivatives	(4.1)	1.0	2.1	1.0
(of which derivatives cash flow hedge)	(1.0)	1.0	-	-

b. Exchange rate risk not related to commodities

As regards the exchange rate risk on purchases and sales other than those of commodities, A2A does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.
The only case of hedging exchange rate risk that was not related to commodities is the fixed-rate bullet bond of 14 billion yen with maturity 2036 issued by ASM S.p.A. in 2006.
A cross currency swap contract was stipulated for the entire duration of this loan, which transform the principal and interest payments from yen into euro. This derivative is

accounted for as a cash flow hedge, booking the effective part of the hedge to a specific equity reserve.

At December 31, 2008 the fair value of the hedge is positive for 16.9 million euro. This fair value would improve by 16.1 million euro in the event of a 10% decline in the euro/yen exchange rate (appreciation of the yen) and would get worse by 13.2 million euro in the event of a 10% rise in the euro/yen exchange rate (devaluation of the yen).

c. Liquidity risk

The company is not currently exposed to short-term liquidity risk, having at the balance sheet date almost 1 billion euro of committed lines of credit that expire between 2012 and 2013.
These lines are mainly to cover temporary liquidity requirements.
The subsidiaries also signed a centralised treasury agreement with A2A S.p.A..
By means of this agreement, the Company can cover its day-to-day funding requirements by having rapid access in time of need, not only to its own financial resources, but also to those of the other companies in the A2A Group. Similarly, any temporary cash surpluses can be invested and remunerated by A2A.

The following table analyses the worst case for financial liabilities (including trade payables) in which all of the flows shown are undiscounted future nominal cash flows determined on the basis of residual contractual maturities for both principal and interest; they also include the undiscounted nominal flows of derivative contracts on interest rates.

Loans have been included on the basis of the first expiry date when reimbursement could be requested, while revocable loans have been considered redeemable at sight.

Millions of euro	2008			2007		
	1-3 months	4-12 months	Beyond 12 months	1-3 months	4-12 months	Beyond 12 months
Bonds	3	44	1,433	-	24	622
Payables and other financial liabilities	30	229	1,923	217	193	2,274
Total financial flows	**33**	**273**	**3,356**	**217**	**217**	**2,896**
Trade payables	58	6	35	34	2	-
Total trade payables	**58**	**6**	**35**	**34**	**2**	**-**

d. Credit risk

For the Group, exposure to credit risk is principally linked to its growing commercial activity. In order to control this risk, which is handled by the Credit Management function, which is located centrally as part of the Administration Department, for some time now a credit policy has been implemented by head office to regulate the assessment of customers' credit standing, monitor expected collection flows, issue suitable reminders, grant extended credit terms if necessary, possibly backed by adequate guarantees, and take suitable recovery measures. Depending on the customers' credit worthiness, the Credit Policy requires the company to ask customers to give bank or insurance guarantees of prime credit standing, collectable on first request and without any chance of raising objections (article 1945 of the Italian Civil Code). The Credit Policy for the company is currently being updated. Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.

The payment terms generally applied to customers provide for various due dates in line with applicable regulations and market standards. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per D.Lgs. 231/2002).

Trade receivables are shown in the balance sheet net of any writedowns; management is of the opinion that the figure shown is a correct representation of the fair value of total trade receivables.

The following is an analysis of gross trade receivables and of the related provision for bad and doubtful accounts.

Thousands of euro	**12 31 2008**	**12 31 2007**
Trade receivables, gross - from to third parties	69,965	12,470
Provision for bad and doubtful accounts (-)	(4,160)	(415)
Trade receivables from parent entities	39,942	17,725
Trade receivables from subsidiaries	288,481	49,493
Trade receivables from associates	3,672	5,275
Trade receivables	**397,900**	**84,548**
Of which:		
Receivables due between 9 to 12 months	**1,118**	**16**
Receivables due beyond 12 months	**9,026**	**399**

Trade receivables that are past due for more than 12 months amount to 9,026 thousand euro and refer to 1,026 thousand euro of receivables from public entities. The provision for bad and doubtful accounts covers 100% of amounts past due for more than 12 months from private customers, which reflects the amount due that under such circumstances could be hard to collect.

e. Equity risk

At December 31, 2008 A2A S.p.A. is not exposed to equity risk.

Note that, at December 31, 2008, A2A S.p.A. holds 47,434,850 treasury shares, which is 1.514% of the share capital made up of 3,132,905,277 shares.
As laid down in IFRS, treasury shares do not constitute an equity risk as their purchase cost is deducted from equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

g. Default and covenant risk

The following are all the figures relating to bank borrowings and amounts due to other providers of finance (excluding subsidiaries):

Thousands of euro	Book balance 12 31 2008	Portions maturing within 12 months	Portions maturing beyond 12 months	Portions maturing in				
				12 31 2010	12 31 2011	12 31 2012	12 31 2013	Beyond
Bonds	1,103,664	-	1,103,664	-	-	-	509,065	594,599
Finance lease payables	19,192	18,068	1,124	384	401	339	-	-
Due to parent company	754	363	391	391	-	-	-	-
Bank loans	1,866,745	193,397	1,673,348	56,690	157,147	439,068	725,912	294,531
Total	**2,990,355**	**211,828**	**2,778,527**	**57,465**	**157,548**	**439,407**	**1,234,977**	**889,130**

In October 2003 and in May 2004, A2A S.p.A. issued a bond loan of nominal value 500 million euro each with a 10-year maturity.

A2A S.p.A.'s bank debt of 100 million euro at floating rate with maturity September 2012 and 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial expenses ratio. These covenants are evaluated by the Company every twelve months based on the consolidated financial statements.

There is also a Credit Rating clause in the BEI loan originally of 100 million euro, maturity 2014-2016 (rating of less than BBB), on the BEI originally of 200 million euro, maturity 2023 (rating of less than BBB) and on the bond loan in yen, maturity 2036, and relating to the cross currency swap with CSA ("put right" with a rating of less than BBB-).

A2A S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,325 million euro which are not subject to any covenants, not even having to maintain a specific level of rating.

As regards the bond loans, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which A2A S.p.A. undertakes not to set up real guarantees on the assets of A2A S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, A2A S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*).

Note that the A2A Group has not stipulated any loan contracts with a change of control clause, except for the bridge loan up to a maximum of 235 million euro (drawn down at December 31, 2008 by 135 million euro), with maturity at the end of 2009.

As matters stand, there is no situation of default on the part of companies of the A2A Group nor any infringement of the covenants mentioned above.

Analysis of forward transactions and derivatives

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

1) Transactions considered hedges for the purposes of IAS 39: can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in gross profit from operations when realised for commodity derivatives and in financial costs for interest rate and exchange rate derivatives, whereas the prospective value is shown in equity.
2) Transactions not considered hedges for the purposes of IAS 39 can be split between:
    a. Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures, the accrued result and prospective value are included in gross profit from operations for commodity derivatives and in financial costs for interest rate and exchange rate derivatives;

b. Trading transactions: for all transactions on commodities, the accrued result and prospective value are included in gross profit from operations; for transaction on interest rates and exchange rates in Financial income and charges.

The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts as per IAS 39.

Instruments outstanding at December 31, 2008

A) On interest and exchange rates

The following analyses show the outstanding amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

Thousands of euro	Notional value maturity within 1 year (*)		Notional value maturity between 2 to 5 years (*)		Notional value maturity beyond 5 years	Value in the balance sheet (**)	Progressive impact on the income statement at 12 31 2008 (***)
	To be received	To be paid	To be received	To be paid			
Interest rate risk management							
- cash flow hedges as per IAS 39	-	12,500	-	35,700	-	(2,977)	-
- not considered hedges as per IAS 39	-	35,400	-	1,211,200	-	23,471	23,471
Total derivatives on interest rates	**-**	**47,900**	**-**	**1,246,900**	**-**	**20,494**	**23,471**
Exchange rate risk management							
- considered hedges as per IAS 39							
on commercial transactions	-	-	-	-	-	-	-
on financial transactions	-	-	-	-	98,000	16,885	-
- not considered hedges as per IAS 39							
on commercial transactions	-	-	-	-	-	-	-
on financial transactions	-	-	-	-	-	-	-
Total exchange rate derivatives	**-**	**-**	**-**	**-**	**98,000**	**16,885**	**-**

(*) This represents the sum of the notional value of the elementary contracts that derive from any dismantling of complex contracts.

(**) This represents the net receivable (+) or payable (-) booked to the balance sheet following the measurement of derivatives at fair value.

(***) This represents the adjustment of derivatives to fair value booked over time to the income statement from stipulation of the contract to the present day.

Balance sheet and income statement effects of activity in derivatives during 2008

The following table shows the balance sheet figures for the management of derivatives at December 31, 2008.

Balance sheet figures

Thousands of euro	Notes	
ASSETS		
Non-current assets		**40,391**
Other non-current assets - Derivatives	6	40,391
TOTAL ASSETS		**40,391**
LIABILITIES		
Non-current liabilities		**3,012**
Other non-current liabilities - Derivatives	22	3,012
TOTAL LIABILITIES		**3,012**

Income statement

The following table includes an analysis of the economic results for the year relating to the management of derivatives, as well as the effects of the fair value option applied to the bond loan from January 1, 2005.

Thousands of euro	Notes	Realised	Change in fair value during the period	Amounts booked to the income statement
FINANCIAL COSTS	33			
Interest rate and equity risk management, including:				
FINANCIAL INCOME				
Gains on derivatives				
- considered hedges as per IAS 39		-	-	-
- not considered hedges as per IAS 39		(1,526)	9,391	7,865
Total income on derivatives		**(1,526)**	**9,391**	**7,865**
FINANCIAL EXPENSES				
Charges on derivatives				
- considered hedges as per IAS 39		-	-	-
- not considered hedges as per IAS 39		4,187	(20,698)	(16,511)
Total charges on derivatives		**4,187**	**(20,698)**	**(16,511)**
TOTAL BOOKED TO FINANCIAL COSTS		**2,661**	**(11,307)**	**(8,646)**

Classes of financial instruments

To complete the analyses required by IFRS 7, the following table shows the various types of financial instruments that are present in the various balance sheet items, with an indication of the accounting policies used and, in the case of financial instruments measured at fair value, an indication of where changes are posted (through profit & loss or in equity).

The last column of the table shows the fair value of the instrument at December 31, 2008, where applicable.

Thousands of euro

		Accounting policies used to measure financial instruments in the financial statements						
	Notes	Financial instruments measured at fair value with changes booked to:			Financial instruments valued at amortised cost	Investments/ Securities convertible into unlisted investments valued at cost	Book value at 12 31 2008	Fair value at 12 31 2008 (*)
		Income statement	Equity					
		(1)	(2)	(3)	(4)	(5)		
ASSETS								
Other non-current financial assets:								
Investments/Securities convertible into investments available for sale of which:								
- unlisted		-	-	-	-	37,941	37,941	n.d.
- listed		-	-	505,742	-	-	505,742	505,742
Financial assets held to maturity		-	-	-	102	-	102	102
Other non-current financial assets		-	-	-	3,477	-	3,477	3,477
Total other non-current financial assets	4	**-**	**-**	**-**	**-**	**-**	**547,262**	**-**
Other non-current assets	6	23,506	16,885	-	11,582	-	51,973	51,973
Trade receivables	8	-	-	-	400,859	-	400,859	400,859
Other current assets (**)	9	-	-	-	57,297	-	57,297	57,297
Current financial assets	10	-	-	-	395,128	-	395,128	395,128
Cash and cash equivalents	12	-	-	-	32,623	-	32,623	32,623
LIABILITIES								
Financial liabilities								
Non-current bonds	18	509,065	-	-	594,599	-	1,103,664	1,103,664
Other non-current and current financial liabilities	18 and 24	-	-	-	2,142,985	-	2,142,985	2,142,985
Other non-current liabilities	22	35	2,977	-	3,297	-	6,309	6,309
Trade payables	23	-	-	-	269,306	-	269,306	269,306
Other current liabilities	23	-	-	-	115,112	-	115,112	115,112

(*) Fair value has not been calculated for receivables and payables not related to derivative contracts and loans as the corresponding book value comes close to it.

(**) Net of VAT credit of 20,521 thousand euro.

(1) Financial assets and liabilities at fair value through profit and loss are measured at fair value with any changes being booked to the income statement.

(2) Hedging derivatives (Cash Flow Hedge).

(3) Financial assets available for sale measured at fair value with gains/losses booked to equity.

(4) Loans & receivables e financial liabilities valued at amortised cost.

(5) Financial assets available for sale made up of unlisted investments the fair value of which is not reliably measurable are carried at cost, written down, if necessary, for losses.

4) Concessions

The following table shows the main concessions obtained by A2A S.p.A.:

	Number
Hydroelectric concessions	10
District heating concessions	4
Water service management concessions (*)	79
Urban illumination and traffic lights management agreements	14

(*) Concessions may concern the sale and distribution of drinking water or water purification and sewage services.

5) Update of the delmi group's main legal and tax disputes still pending

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under article 3.70 of Law 549/95 and article 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by article 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under article 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the enlargement of that court's functions based on the Treaty of Nice.
In July 2002, the decision was subsequently communicated by the Commission to the companies, which impugned it before the Court of First Instance of the European Community on September 30, 2002, pursuant to article 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate on April 13, 2005 (article 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by article 1.133 of Law 266 of March 23, 2006 (Budget Law 2006).

Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C - 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments did not entail new obligations for the companies, as the recovery has been carried out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.

In the second two month-period of 2007, the Tax Authorities sent notice to AEM S.p.A. and ASM S.p.A. in a "communication-injunction" based on Decree Law 10/2007 in connection with the alleged State aid enjoyed during the moratorium periods.

Given that the lawsuits involving to the merging company AEM S.p.A. (now A2A S.p.A.) and the merged company ASM S.p.A. are already the subject of separate proceedings at the Court of First Instance of the European Community and a different position in relation to the "communication-injunction", we will explain the two situations separately so that they are easier to understand.

Former AEM S.p.A. (now A2A S.p.A.)

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance. The written phase of the judgement has therefore been concluded. On February 28, 2008, the Court of First Instance communicated to AEM its intention to combine (only for the oral phase) the various lawsuits being brought by AEM, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. On March 6, 2008 AEM communicated to the Court that it would welcome such a move to combine the various lawsuits. It would appear that the other plaintiffs are also in favour. On April 16, 2008, the final hearing took place before the Court of First Instance.

With reference to article 27 of Law 62 of April 18 2005, AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with article 27 of Law 62.
The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, according to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.

The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.

Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.

Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the 2007 accounts under "Financial expenses" and "Other non-operating costs".
In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments — together with those presented by the other former municipal utilities and by the Italian Government — have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. The decision will be announced on June 11, 2009. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed, as the assumption of recovery is no longer valid.
The Company thought it best to appeal against any such decisions in the fiscal courts.
The Provincial Tax Commission of Milan - Section 21, rejected the proposed appeals with sentence no. 8 of January 25, 2008. The sentence that establishes the amount of the recoverable aid is now definitive.

The former ASM S.p.A. (absorbed by A2A S.p.A. from January 1, 2008)

As regards ASM's position, while we are waiting for the outcome of the appeals to the Court of First Instance in Luxembourg, presented for ourselves on January 2, 2003 and ad adiuvandum for AEM S.p.A. and AMGA S.p.A., we felt that the European Commission's decision 2003/293/CE could not be applied to it because of the particular nature of its situation: during the period under consideration, the services provided by ASM S.p.A. in its areas of operations were not open to the market and to free competition.

On January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. ASM Brescia S.p.A. promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

On February 28, 2008, the Court of First Instance communicated to ASM S.p.A. its intention to combine (only for the oral phase) the various lawsuits being brought by ASM S.p.A., Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. ASM communicated to the Court that it would welcome such a move to combine the various lawsuits.

On April 16, 2008, the final hearing took place before the Court of First Instance.

The companies of the ASM Group involved in the recovery procedure (ASM S.p.A., also on behalf of BAS — now merged — and ASVT), in accordance with the request contained in article 27 of Law 62 of April 18, 2005, sent the declaration required by art. 27 of the said law for each of the periods affected by the tax moratorium.

As regards the positions of BAS Bergamo, which was merged with effect from May 18, 2005, and ASVT, during the years when the moratorium was operative, these companies had a negative taxable income, so it is probable that no tax will be due.

In April 2007, ASM S.p.A. was notified the communication-injunction under article 1 of Decree Law 10/2007 by the Brescia Tax Office for the periods 1998 and 1999.
Based on the opinion of its own tax consultants and experts in EC law, ASM S.p.A. pointed out to the Brescia Tax Office that the communication-injunction that it had received was contrary to the provisions of this decree both in content and in amount.
At the same time, ASM S.p.A. appealed to the Brescia Court for this injunction to be declared null and void; it also asked for a court order suspending payment.

On May 23 the Tax Office acknowledged that ASM's arguments were correct and cancelled the communication-injunction.

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments — together with those presented by the other former municipal utilities and by the Italian Government — have been examined in terms of merit on April 16, 2008, before the Court of First Instance of the European Community. The decision will be announced on June 11, 2009.

In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by ASM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to now.
In any case, the suit against the Tax Office is still pending before the Brescia Court while we await the sentence that will be issued by the Court of First Instance of the European

Community. We would point out that the Shareholders' Meeting of ASM S.p.A. has already passed a resolution, while waiting for the question to be decided, to consider a portion of the free reserves formed during the period of the "tax moratorium", namely 13 million euro, are no longer distributable to the shareholders.

Note that article 24, Decree 185 of November 29, 2008, converted with amendments by Law 2 of January 28, 2009, introduced new instructions designed to recover the aid equivalent to the taxes not paid and related interest as a result of the application of the tax exemption system foreseen by article 3.70 of Law 549 of December 28 1995, and article 66.14 of Decree Law 331 of 30 August 1993, converted with amendments by Law 427 of October 29, 1993; again, this is to implement Decision 2003/193/CE of the European Commission.

Based on this measure, the recovery is implemented by the Tax Authorities by means of a tax assessment within 120 days starting on November 29, 2008, taking into account the amounts already paid pursuant to article 1.2, Decree 10 of February 15, 2007, converted with amendments by Law 46 of April 6, 2007. There is no provision for the payment to be postponed or suspended.

Guidelines for recovery are available in the Agenda of the Chamber of Deputies no. 9/01972/071, approved at the session held on January 14, 2009. In the guideline, it is explained that the recovery "*cannot take the form of a simple tax assessment, without any specific criteria; instead, it has to determine if and how much aid has to be recovered, clarifying in particular that it is recoverable only if actually enjoyed and verifying case by case whether the company has effectively made use of illegitimate state aid that has altered the principles of free competition and companies' freedom of establishment*". In line with this concept, "*those resources that have already been involved in forms of reimbursement*" have to be considered "*excluded from the recovery measure*".

In this connection, it should be noted that the regulation mentioned here does not constitute new and greater obligations of reimbursement of state aid by the Company; it merely integrates the powers of assessment of the aid to be reimbursed by those who have made use of such aid and have not yet repaid it. In exercising these powers, the Tax Authorities still have to identify a specific case of illegitimate state aid effectively enjoyed and not yet reimbursed.

The amount that the Company could possibly be asked to repay, based on the latest pronouncements, is neither foreseeable nor quantifiable. This is because, as far as the former AEM is concerned, the Company has already repaid the declared amount of aid, which was collected by the Tax Authorities and confirmed by a sentence that is now definitive; as regards the former ASM, on the other hand, the Tax Authorities have cancelled the payment notice/injunction in self-protection, having regard to the effective use of the aid and taking account of the activities carried on at the time outside of a competitive context, and of the dividends paid to public sector shareholders during the periods concerned.

To conclude, as things stand at the moment, there is a contingent liability with a level of probability that is "possible" for an amount that "cannot be reliably estimated".

ACEA S.p.A./AEM (now A2A S.p.A.)

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. (now A2A S.p.A.) to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL, Transalpina di Energia S.r.l., Italenergia BIS S.p.A..

In the summons, ACEA submitted that - in implementation of the "Bersani Decree" - Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought — continues ACEA — by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that — in ACEA's opinion — should be considered

"public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation — ACEA adds — was also pointed out by the Competition Authority, which issued a report on the matter in accordance with articles 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM."). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower; In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA's request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, 5 years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in article 163-*bis* of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; AEM filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with article 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008, during which the case was adjourned for discussion on November 6 2008. On this date, the Honorary Judge adjourned the case to March 19, 2009 for it to be assigned definitively to another Judge. Note that at the hearing held on March 19, 2009, given that no Judge had been allocated to it, the case was adjourned to January 21, 2010. Endesa (now E.ON) has decided not to intervene in court in favour of ACEA.

Consul Latina S.r.l./BAS S.p.A. (now A2A S.p.A.)

The purchase of the investment in HISA by BAS was made through a local consultant called Consul Latina. Given that the wording of the contract was not totally clear and the fact that BAS on its own did not buy 100% of HISA, BAS did not pay the fee owing to Consul Latina, which duly sued it for payment in 1998. The lawsuit is still in underway with various procedural objections, some recent, such as the fact that on March 7, 2007 all court proceedings after May 18, 2005 were declared null and void for lack of right of attorney. This problem was subsequently resolved.

At the appeal EXP 82218, Sentence 3697/3000 of May 9, 2008 Consul Latina c/ BAS, S/Sumario is the sentence in the appeal by Consul Latina to have sentence 3194/3196 overturned: the question relates to the delay with which BAS filed documents in 2008; based on this delay, Consul Latina claims that subsequent court activities should be declared null and void for lack of legitimacy of the lawyers; it is also claiming damages; the court refused all of these claims, recognising that ASM took over from BAS.

In the appeal EXP 90779, Sentence 5317534 of May 20, 2008 HISA c/ Consul Latina c/BAS S/Terceria is the sentence in the appeal by Consul Latina to impugn decision no. 426/428: the question relates to the lack of legitimacy on the part of De Florio, the lawyer, at the hearing held in August 2005 because of the merger of BAS with ASM. The Judge rejected the appeal.

On November 10, 2008, Consul Latina tried to launch a new appeal against BAS EXP 095148 Consul Latina c/BAS s/Diligencia Preliminar with which it wanted information regarding Enerfin S.r.l. in liquidation as it wanted to know whether ASM was still a shareholder and if it wanted to sell, at what price. The lawyer has informed us that the way in which Consul Latina notified this request was considered inadequate by the Court.

We have been informed by the lawyer, Mr De Florio, that according to Consul Latina, the amount payable on May 10, 2007 was $ 1,872,000 calculated on a principal of $ 720,000 plus interest of 1% from April 1999. As of that date, an offer by ASM to settle the dispute for $ 400,000 would not have been accepted.
In a more recent communication (November 18, 2008), the lawyer reiterated that the coefficient to be applied to the value of the principal to understand the sum due by BAS in the event of losing the lawsuit was 27.22%; he also confirmed that over the last two years, the interest rate applicable to commercial settlements had remained the same at 1.55%.

AEEG/ASM S.p.A. (now A2A S.p.A.)

The Authority for Electricity and Gas (AEEG) with resolutions 306/06, 307/06, 308/06, 309/06 and 310/06 of December 20, 2006 fined ASM (now absorbed by A2A), Cige (now ASM Reti), Valgas (absorbed by ASM), Sinergia (absorbed by ASM Reti) and Azienda Services Valtrompia in connection with the way that the gas tariff was built up in the event of customers switching provider.

AEEG fined the companies involved a total of 2.1 million euro.
The companies hit by these sanctions paid the amount requested in the first half of 2007 as the Authority's decision was executed, but they appealed to the TAR against the AEEG's lack of motivation and the iniquity of the fine inflicted compared with the amount charged to customers for switching.

The Lombardy TAR with sentence 323/2008 of January 29, 2008, deposited on February 13, 2008, agreed with the motivations adopted by AEEG on the legitimacy of the fine, but considered it excessive, reducing it for all companies to the legal minimum (euro 25,822.64).
If the TAR's decision is definitively confirmed, the amount that A2A and the other Group companies involved could recover amounts to around 2 million euro.

Investigation on gas measuring devices

There is a nationwide investigation pending at the Public Prosecutor's Office in Milan concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of A2A Group companies and some of their directors and managers. The alleged crime is that of fraud, as well as other matters. As things stand, as far as physical individuals are concerned, the preliminary investigations have been completed with the Public Prosecutor asking on October 7, 2007 for the persons concerned to be committed for trial. During the preliminary hearing on March 23, 2009, accepting the request made by the lawyer Marco De Luca, the Judge of the preliminary hearing declared his lack of jurisdiction

and consequently transmitted the deeds of the case to the Public Prosecutor's Office at the Court of Brescia.
As for the legal entities that are under investigation according to Legislative Decree 231/01, to date the proceedings are still pending at the preliminary stage.

A2A/Mr. Buzzi

Mr. Buzzi sued AEM SpA before the Milan Court (Investigating Judge, Mr. Consolandi - R.G. 42587/2003), with writ served on May 24, 2001.
Mr. Buzzi impugned before the Milan Court the resolutions by which the shareholders' meeting approved the financial statements and authorised the sale by AEM to e.Biscom S.p.A. of the 30.8% stake then held by AEM in Fastweb S.p.A.; at the same time, AEM bought e.Biscom's 33% interest in Metroweb S.p.A. and subscribed an issue of bonds.
AEM appeared at the hearing on November 19, 2003, filing a defence statement.
The hearing at which the parties made an appearance was held on April 20, 2004, whereas the hearing at which the case was debated was held on November 9, 2004. The parties's legal counsel exchanged statements in accordance with articles 183.5 and 184 of the Code of Civil Procedure. Mr. Buzzi's counsel asked the Judge to admit evidence from witnesses, to request an expert witness's report and to order the acquisition "of the assessment carried out at the time by Morgan Stanley on the valuation of Fastweb and Metroweb for the purposes of the share exchange between e.Biscom and AEM and collateral transactions and Metroweb's financial statements at December 31, 2002 and December 31, 2003". AEM's legal counsel opposed this and at the hearing of February 28, 2005, the Investigating Judge dismissed Mr. Buzzi's requests. Then, considering that the case was ready for a final decision, he set April 4, 2006 as the date for the hearing at which the conclusions would be heard.
With a sentence filed on June 7, 2007, the Judge of the Milan Court rejected the plaintiff's requests, sentencing him to pay all of he legal expenses.
Mr. Buzzi appealed against this decision by the Court, with a writ served on July 10, 2008. The first hearing of the appeal was scheduled for December 9, 2008; the hearing for the statement of the conclusions has been postponed to April 5, 2011.

0.4
Attachments

1 - Statement of changes in property, plant and equipment

Property, plant and equipment - *Thousands of euro*	Net book value 12 31 2007	Merger effect 01 01 2008	Post-merger value 01 01 2008	Changes during the year		
				Capital expenditure	Category changes	
Land	19,776	9,488	29,264		45	
Buildings	98,529	94,761	193,290	44,156	180	
Plant and machinery	415,297	593,327	1,008,624	54,331	15,364	
Industrial and commercial equipment	2,594	1,671	4,265	483	1	
Other property, plant and equipment	9,838	6,798	16,636	3,102	194	
Landfills						
Freely transferable assets	260,183		260,183	440	3,748	
Construction in progress and advances	11,484	17,365	28,849	26,602	(19,777)	
Leasehold improvements	2	711	713			
Leased assets	47,087	620	47,707			
Total property, plant and equipment	**864,790**	**724,741**	**1,589,531**	**129,114**	**(245)**	

	Changes during the year					Historical cost 12 31 2008	Accumulated depreciation 12 31 2008	Net book value 12 31 2008
	Other changes	Disposals		Depreciation	Total changes for the year			
		Asset value	Accumulated depreciation					
	(131)				(86)	30,170	(992)	29,178
	2,466	(260)	39	(7,510)	39,071	295,150	(62,789)	232,361
	(2,495)	(1,032)	922	(72,371)	(5,281)	1,560,012	(556,669)	1,003,343
	55	(47)	45	(1,004)	(467)	15,291	(11,493)	3,798
	(1,872)	(1,110)	1,077	(4,180)	(2,789)	52,476	(38,629)	13,847
				(46,977)	(42,789)	366,560	(149,166)	217,394
	1,741				8,566	37,415		37,415
	(2)	(3,149)	2,484	(3)	(670)	625	(582)	43
				(1,442)	(1,442)	56,944	(10,679)	46,265
	(238)	**(5,598)**	**4,567**	**(133,487)**	**(5,887)**	**2,414,643**	**(830,999)**	**1,583,644**

2 - Statement of changes in intangible assets

Intangible assets - *Thousands of euro*	**Net book value 12 31 2007**	**Merger effect 01 01 2008**	**Post-merger value 01 01 2008**
Industrial patents and intellectual property rights	12,872	2,019	14,891
Concessions, licences, trademarks and similar rights	1,533	12,534	14,067
Goodwill		55,480	55,480
Assets in process of formation	4,287		4,287
Other intangible assets	446	157	603
Total intangible assets	**19,138**	**70,190**	**89,328**

	Changes during the year						Net book value 12 31 2008		
	Capital expenditure	Category changes	Other changes	Writedowns	Amortisation	Total changes for the year	Gross value	Amortisation	Residual value
	3,127	4,467			(5,166)	2,428	46,770	(29,451)	17,319
	1,030	800			(2,118)	(288)	33,735	(19,956)	13,779
				(2,000)		(2,000)	53,480		53,480
	4,470	(5,072)	(4)			(606)	3,681		3,681
		50			(93)	(43)	1,701	(1,141)	560
	8,627	**245**	**(4)**	**(2,000)**	**(7,377)**	**(509)**	139,367	(50,548)	88,819

3/a - Statement of changes in investments in subsidiaries

Investments - *Thousands of euro*	**Book value 12 31 2007**	**Changes during the year 2008**		
		Merger effect 01 01 2008	**Increases**	**Decreases**
LONG-TERM FINANCIAL ASSETS				
Subsidiaries:				
AEM Elettricità S.p.A.	568,205		1	
AEM Gas S.p.A.	643,825		3	
AEM Energia S.p.A.	58,761			
AEM Service S.r.l.	12,405			
A2A Trading S.r.l.	99			
A2A Calore & Servizi S.p.A.	10,196			
Delmi S.p.A.	935,115			
Proaris S.r.l.	15			(4)
Ecodeco S.r.l.	294,321		52,012	
Plurigas S.p.A.		240		
A2A Coriance S.a.s.			32,952	
A2A Produzione S.r.l.			10	
Aprica S.p.A.		91,299		
Aprica Studi S.r.l.		674		
Retragas S.r.l.		30,105		
Selene S.p.A.		1,548		
Ecofert S.r.l.		874		
Cogas S.p.A.		120		
Retrasm S.r.l.		100		
Asm Energia e Ambiente S.r.l.		22,645		
Abruzzo Energia S.p.A.		98,429		
Energen S.r.l.		7		
ASM Energy S.r.l.		1,000		
Seasm S.r.l.		469		
Assoenergia S.p.A.		5,848		
Asm Reti S.p.A.		198,864		
Ostros Energia S.r.l.		320		
Bas S.I.I. S.p.A.		17,162		
Bas Omniservizi S.r.l.		6,460		
Bas Com S.p.A.		3,802		
Bas International S.p.A.		20		
ASM Calore e Servizi S.r.l.		10		
ASM Servizi S.p.A.		64		
ASM Elettricità S.r.l.		133,854		
Camuna Energia S.r.l.		1,467		
Amsa S.p.A.		76,945		
Total subsidiaries	**2,522,942**	**692,326**	**84,978**	**(4)**

	Changes during the year 2008		Book value 12 31 2008	% of equity		
	Writedowns	Other changes		% held	Equity at 12 31 2008	Pro quota amount
			568,206	100.00%	604,397	604,397
			643,828	100.00%	633,084	633,084
			58,761	100.00%	83,177	83,177
			12,405	100.00%	16,545	16,545
			99	100.00%	120,325	120,325
			10,196	100.00%	1,557	1,557
			935,115	51.00%	1,840,706	938,760
			11	60.00%	(25)	(15)
			346,333	100.00%	115,367	115,367
		320	560	70.00%	48,440	33,908
			32,952	100.00%	32,112	32,112
			10	100.00%	7	7
			91,299	99.97%	119,172	119,136
			674	100.00%	1,059	1,059
			30,105	87.27%	40,142	35,032
			1,548	100.00%	5,657	5,657
			874	47.00%	1,958	920
			120	100.00%	175	175
			100	100.00%	2,628	2,628
			22,645	100.00%	30,208	30,208
			98,429	89.84%	96,170	86,399
			7	67.00%	8	5
			1,000	100.00%	6,345	6,345
			469	67.00%	632	423
			5,848	97.76%	5,152	5,037
			198,864	100.00%	146,876	146,876
			320	80.00%	(113)	(90)
			17,162	99.98%	22,151	22,147
			6.460	100.00%	10,697	10,697
			3,802	100.00%	1,920	1,920
			20	100.00%	15	15
			10	100.00%	3	3
			64	51.00%	484	247
			133,854	100.00%	133,107	133,107
			1,467	74.50%	929	692
			76,945	100.00%	92,909	92,909
		320	**3,300,562**		**4,213,976**	**3,280,771**

3/b - Statement of changes in investments in associates

Investments - *Thousands of euro*	**Book value 12 31 2007**	**Changes during the year 2008**			
		Merger effect 01 01 2008	**Increases**	**Decreases**	
LONG-TERM FINANCIAL ASSETS					
Associates:					
Ergosud S.p.A. (**)		50,541	2,500		
Ergon Energia S.r.l.		600			
Metamer S.r.l.		885			
ASM Novara S.p.A.		500			
Malpensa Energia S.r.l. (**)	2,531				
e-Utile S.p.A. (*)	268				
SET S.p.A. (**)		2,208			
Azienda Servizi Valtrompia S.p.A.		3,358			
Ge.Si. S.r.l.		475			
C.te Mincio S.r.l.		6			
C'è Gas S.r.l. (**)		1			
Visano Società Trattamento Reflui S.c.a.r.l. (**)		10			
Serio Energia S.r.l. (**)		400			
Giudicarie Gas S.p.A.		455			
Alagaz S.p.A. (**)	8				
Società Servizi Valdisotto S.p.A.	2,073				
Zincar S.r.l. (**)	63				
A.G.A.M. S.p.A.	24,829			(6,098)	
Sviluppo Turistico Lago d'Iseo S.p.A. (**)		751	107		
Metroweb S.p.A.	11,920				
Edipower S.p.A.	398,768				
ACSM S.p.A. (*)	23,079				
Trentino Servizi S.p.A. (**)		51,000			
Aem-Bonatti S.c.a.r.l. (in liquidation) (***)	5			(5)	
Lombardia Gas Trader S.r.l. (in liquidation)		29		(29)	
Plurigas S.p.A.	320				
Total associates	**463,864**	**111,219**	**2,607**	**(6,132)**	

(*) Figures at September 30, 2008.
(**) Figures at December 31, 2007.
(***) The company has been cancelled from the Register of Companies during the year.

	Changes during the year 2008		Book value 12 31 2008	% of equity		
	Writedowns	Other changes		% held	Equity at 12 31 2008	Pro quota amount
			53,041	50.00%	80,994	40,497
			600	50.00%	4,151	2,075
			885	50.00%	2,619	1,310
			500	50.00%	770	385
			2,531	49.00%	9,062	4,440
			268	49.00%	4,239	2,077
			2,208	49.00%	759	372
			3,358	48.48%	6,966	3,377
			475	47.50%	3,029	1,439
			6	45.00%	19	9
			1	40.74%	30	12
			10	40.00%	26	10
			400	40.00%	1,197	479
			455	39.55%	992	392
			8	35.00%	–	–
			2,073	32.52%	8,453	2,749
			63	27.00%	215	58
			18,731	24.99%	55,817	13,949
			858	23.88%	1,583	378
			11,920	23.53%	38,319	9,016
			398,768	20.00%	2,033,895	406,779
			23,079	20.00%	77,431	15,486
			51,000	14.48%	296,974	43,002
			–	–	–	–
			–	–	–	–
		(320)	–	–	–	–
		(320)	**571,238**		**2,627,540**	**548,291**

3/c - Statement of changes in investments in other companies

Name - *Thousands of euro*	**Shares held %**	**Shareholder**	**Book value at 12 31 2008**
Financial assets available for sale			
Atel Holding AG	6.44%	A2A S.p.A.	505,534
Infracom S.p.A.	1.57%	A2A S.p.A.	2,011
S.p.A. Immobiliare-Fiera di Brescia	9.44%	A2A S.p.A.	1,101
Autostrade Lombarde S.p.A.	2.50%	A2A S.p.A.	2,484
S.p.A. Autostrade Centropadane	1.63%	A2A S.p.A.	1,386
E.M.I.T. S.p.A.	10.00%	A2A S.p.A.	1,247
ASM S.p.A. (Sondrio)	3.99%	A2A S.p.A.	874
Other			
Consorzio DIX.IT (in liquidation)			
Brescia Mobilità S.p.A.			
Secoval S.r.l.			
Hera S.p.A.			
Bergamo Energia S.p.A.			
AQM S.r.l.			
CESI S.p.A.			
Isfor 2000 S.c.p.A.			
INN.TEC. S.r.l.			
Brixia Expo-Fiera di Brescia S.p.A.			
Emittenti Titoli S.p.A.			
Livo S.r.l.			
Stradivaria S.p.A.			
Liro S.r.l.			
Fusio S.r.l.			
Consorzio Milanosistema (in liquidation)			
Consorzio L.E.A.P.			
Banca di Credito Cooperativo di Calcio e Covo Società Cooperativa			
AvioValtellina S.p.A.			
A.C.B. Servizi S.r.l.			

Name - *Thousands of euro*	**Shares held %**	**Shareholder**	**Book value at 12 31 2008**
Cramer S.c.r.l.			
Consorzio Intellimech			
Tre Valli S.p.A.			
Gal Garda Valsabbia S.c.a.r.l.			
Total other			3,431
Total financial assets available for sale			518,068
Investments held for sale			
E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)			482,936

4/a - List of investments in subsidiaries

Company - *Thousands of euro*	Registered office	Currency	Share capital at 12 31 2008	
Subsidiaries:				
AEM Elettricità S.p.A.	Milan	Euro	520,000	
AEM Gas S.p.A.	Milan	Euro	572,000	
AEM Energia S.p.A.	Milan	Euro	104	
AEM Service S.r.l.	Milan	Euro	12,405	
A2A Trading S.r.l.	Milan	Euro	99	
A2A Calore & Servizi S.r.l.	Milan	Euro	1,800	
Delmi S.p.A.	Milan	Euro	1,466,868	
Proaris S.r.l.	Milan	Euro	10	
Ecodeco S.r.l.	Milan	Euro	7,469	
Plurigas S.p.A.	Milan	Euro	800	
Asm Reti S.p.A.	Brescia	Euro	103,051	
Asm Distribuzione Elettricità S.r.l.	Brescia	Euro	133,854	
Bas S.I.I. S.p.A.	Bergamo	Euro	17,166	
Bas Omniservizi S.r.l.	Bergamo	Euro	6,460	
Retrasm S.r.l.	Brescia	Euro	100	
Asm Energy S.r.l.	Brescia	Euro	1,000	
Amsa S.p.A.	Milan	Euro	52,179	
Selene S.p.A.	Brescia	Euro	1,549	
Retragas S.r.l.	Brescia	Euro	34,495	
Abruzzo Energia S.p.A.	San Salvo (Ch)	Euro	130,000	
Asmea S.r.l.	Brescia	Euro	22,497	
Aprica S.p.A.	Brescia	Euro	88,470	
Aprica Studi S.r.l.	Brescia	Euro	275	
Ecofert S.r.l.	S. Gervasio Bresciano	Euro	1,808	
Cogas S.p.A.	Brescia	Euro	120	
Energen S.r.l.	Brescia	Euro	10	
Seasm S.r.l.	Brescia	Euro	700	
Assoenergia S.p.A.	Brescia	Euro	126	
Ostros Energia S.r.l.	Brescia	Euro	350	
Bas Com S.p.A.	Bergamo	Euro	2,322	
Bas International S.p.A.	Bergamo	Euro	20	
ASM Calore & Servizi S.p.A.	Brescia	Euro	10	
ASM Servizi S.p.A.	Brescia	Euro	500	
Camuna Energia S.r.l.	Cedegolo (Bs)	Euro	900	
A2A Coriance S.a.s.	Noisy Le Grand (France)	Euro	32,562	
A2A Produzione S.r.l.	Brescia	Euro	10	

	Equity at 12 31 2008	Result at 12 31 2008	% held	Pro quota amount (a)	Book value (b)	Difference (a – b)
	604,397	25,689	100%	604,397	568,206	36,191
	633,084	(13,857)	100%	633,084	643,828	(10,744)
	83,177	14,850	100%	83,177	58,761	24,416
	16,545	3,498	100%	16,545	12,405	4,140
	120,325	96,825	100%	120,325	99	120,226
	1,557	(1,601)	100%	1,557	10,196	(8,639)
	1,840,706	1,176	51%	938,760	935,115	3,645
	(25)	(36)	60%	(15)	11	(26)
	115,367	19,267	100%	115,367	346,333	(230,966)
	48,440	18,465	70.00%	33,908	560	33,348
	146,876	2,062	100%	146,876	198,864	(51,988)
	133,107	(748)	100%	133,107	133,854	(747)
	22,151	2,465	99.98%	22,147	17,162	4,985
	10,697	1,163	100%	10,697	6,460	4,237
	2,628	1,158	100%	2,628	100	2,528
	6,345	4,728	100%	6,345	1,000	5,345
	92,909	17,786	100%	92,909	76,945	15,964
	5,657	2,922	100%	5,657	1,548	4,109
	40,142	2,317	87.27%	35,032	30,105	4,927
	96,170	(2,635)	89.84%	86,399	98,429	(12,030)
	30,208	4,340	100%	30,208	22,645	7,563
	119,172	26,300	99.97%	119,136	91,299	27,837
	1,059	535	100%	1,059	674	385
	1,958	(19)	47%	920	874	46
	175	(18)	100%	175	120	55
	8	(7)	67%	5	7	(2)
	632	(9)	67%	423	469	(46)
	5,152	142	97.76%	5,037	5,848	(811)
	(113)	(363)	80%	(90)	320	(410)
	1,920	(126)	100%	1,920	3,802	(1,882)
	15	(2)	100%	15	20	(5)
	3	(7)	100%	3	10	(7)
	484	(16)	51%	247	64	183
	929	21	74.50%	692	1,467	(775)
	32,112	(495)	100%	32,112	32,952	(840)
	7	(3)	100%	7	10	(3)

4/b - List of investments in associates

Company - *Thousands of euro*	**Registered office**	**Currency**	**Share capital at 12 31 2008**	
ACSM S.p.A. (*)	Milan	Euro	46,871	
AGAM Monza S.p.A.	Monza (Mi)	Euro	46,482	
Alagaz S.p.A.	St. Petersburg (Russian Fed.)	Euro	22	
ASM Novara S.p.A.	Brescia	Euro	1,000	
Azienda Servizi Valtrompia S.p.A.	Gardone Val Trompia (Bs)	Euro	6,000	
C'è Gas S.r.l. 2007	Cernusco s/Naviglio (Mi)	Euro	10	
Cte Mincio S.r.l.	Ponti sul Mincio (Mn)	Euro	11	
Edipower S.p.A.	Milan	Euro	1,441,300	
Ergon Energia S.r.l.	Brescia	Euro	600	
Ergosud S.p.A.(**)	Roma	Euro	81,448	
e-Utile S.p.A. (*)	Milan	Euro	1,000	
Ge.Si. S.r.l.	Brescia	Euro	1,000	
Giudicarie Gas S.p.A.	Tione di Trento (Tn)	Euro	1,060	
Malpensa Energia S.r.l. (**)	Segrate (Mi)	Euro	5,200	
Metamer S.r.l.	San Salvo (Ch)	Euro	650	
Metroweb S.p.A.	Milan	Euro	20,180	
Serio Energia S.r.l. (**)	Concordia sulla Secchia (Mo)	Euro	1,000	
SET S.p.A. (**)	Toscolano Maderno (Bs)	Euro	104	
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	6,420	
Sviluppo Turistico Lago d'Iseo S.p.A. (**)	Iseo (Bs)	Euro	1,194	
Trentino Servizi S.p.A. (**)	Rovereto (Tn)	Euro	224,790	
Visano Società Trattamento Reflui S.c.a.r.l. (**)	Brescia	Euro	25	
Zincar S.r.l. - in liquidation (**)	Milan	Euro	100	

(*) Figures at September 30, 2008.
(**) Figures at December 31, 2007.

	Equity at 12 31 2008	Result at 12 31 2008	% held	Pro quota amount (a)	Book value (b)	Difference (a – b)
	77,431	179	20.00%	15,486	23,079	(7,593)
	55,817	1,308	24.99%	13,949	18,731	(4,782)
			35.00%	–	8	(8)
	770	(207)	50.00%	385	500	(115)
	6,966	55	48.48%	3,377	3,358	19
	30	16	40.74%	12	1	11
	19	(2)	45.00%	9	6	3
	2,033,895	(1,349)	20.00%	406,779	398,768	8,011
	4,151	2,171	50.00%	2,075	600	1,475
	80,994	(0.4)	50.00%	40,497	53,041	(12,544)
	4,239	1,312	49.00%	2,077	268	1,809
	3,029	894	47.50%	1,439	475	964
	992	(108)	39.55%	392	455	(63)
	9,062	934	49.00%	4,440	2,531	1,909
	2,619	446	50.00%	1,310	885	425
	38,319	3,622	23.53%	9,016	11,920	(2,904)
	1,197	137	40.00%	479	400	79
	759	(130)	49.00%	372	2,208	(1,836)
	8,453	498	32.52%	2,749	2,073	676
	1,583	378	23.88%	378	858	(480)
	296,974	15,960	14.48%	43,002	51,000	(7,998)
	26	–	40.00%	10	10	–
	215	(472)	27.00%	58	63	(5)

5 - Schedule of relevant investments pursuant to article 126 of CONSOB Resolution no. 11971 of May 14, 1999

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
A2A Beta S.r.l.	Milan	100.00%	Owned	A2A Alfa S.r.l.
ASM Distribuzione Elettricità S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
ASM Reti S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
AMSA S.p.A.	Milan	100.00%	Owned	A2A S.p.A.
ASMEA S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
BAS Power S.r.l.	Bergamo	100.00%	Owned	Aprica S.p.A.
AEM Service S.r.l.	Milan	100.00%	Owned	A2A S.p.A.
BAS - Omniservizi S.r.l.	Bergamo	100.00%	Owned	A2A S.p.A.
BAS.COM S.p.A.	Bergamo	100.00%	Owned	A2A S.p.A.
A2A Calore & Servizi S.r.l.	Milan	100.00%	Owned	A2A S.p.A.
Selene S.p.A.	Brescia	100.00%	Owned	A2A S.p.A.
ASM Energy S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
Tidonenergie S.r.l.	Piacenza	100.00%	Owned	ASMEA S.r.l.
Aprica Studi S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
AMSADUE S.r.l.	Milan	100.00%	Owned	AMSA S.p.A.
AMSATRE S.r.l.	Milan	100.00%	Owned	AMSA S.p.A.
Itradeplace S.p.A.	Brescia	100.00%	Owned	Selene S.p.A.
COGAS S.p.A. - Compagnia del Gas Altoatesina	Brescia	100.00%	Owned	A2A S.p.A.
RETRASM S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
A2A Trading S.r.l.	Milan	100.00%	Owned	A2A S.p.A.
BAS International S.r.l.	Bergamo	100.00%	Owned	A2A S.p.A.
ASM Calore & Servizi S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
Fertilvita S.r.l.	Milan	100.00%	Owned	Ecodeco S.r.l.
Sistema Ecodeco UK Ltd	Canvey Island Essex (UK)	100.00%	Owned	Ecodeco S.r.l.
Ecodeco Hellas S.A.	Atene (Greece)	100.00%	Owned	Ecodeco S.r.l.
Amica Biella S.r.l.	Cavaglià (Bi)	100.00%	Owned	Fertilvita S.r.l. (34.77%) Ecodeco S.r.l. (17.05%) Cavaglià S.p.A. (48.18%)
Cavaglià S.p.A.	Milan	100.00%	Owned	Fertilvita S.r.l.

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
Amica Villafalletto S.r.l.	Cavaglià (Bi)	100.00%	Owned	Fertilvita S.r.l. (51%) Ecodeco S.r.l. (25%) Cavaglià S.p.A. (24%)
Ecoair S.r.l.	Milan	100.00%	Owned	Ecodeco S.r.l.
AEM Gas S.p.A.	Milan	100.00%	Owned	A2A S.p.A.
AEM Elettricità S.p.A.	Milan	100.00%	Owned	A2A S.p.A.
AEM Energia S.p.A.	Milan	100.00%	Owned	A2A S.p.A.
A2A Produzione S.r.l.	Brescia	100.00%	Owned	A2A S.p.A.
BAS S.I.I. S.p.A.	Bergamo	99.98%	Owned	A2A S.p.A.
Aprica S.p.A.	Brescia	99.97%	Owned	A2A S.p.A.
Nicosiambiente S.r.l.	Milan	98.90%	Owned	Cavaglià S.p.A. (96.90%) Ecodeco S.r.l. (2%)
Vespia S.r.l.	Turin	98.90%	Owned	Cavaglià S.p.A.
Assoenergia S.p.A. (in liquidation)	Brescia	97.76%	Owned	A2A S.p.A.
Sicura S.r.l.	Milan	96.80%	Owned	Fertilvita S.r.l.
Ecodeco S.r.l.	Milan	100.00%	Owned	A2A S.p.A.
Ecolombardia 18 S.r.l.	Milan	91.67%	Owned	Ecodeco S.r.l.
Abruzzoenergia S.p.A.	San Salvo (Ch)	89.84%	Owned	A2A S.p.A.
Retragas S.r.l.	Brescia	91.60%	Owned	A2A S.p.A. (87.27%) ASM Reti S.p.A. (4.33%)
Montichiariambiente S.p.A.	Brescia	80.00%	Owned	Aprica S.p.A.
Ostros Energia S.r.l.	Brescia	80.00%	Owned	A2A S.p.A.
Camuna Energia S.r.l.	Cedegolo (Bs)	74.50%	Owned	A2A S.p.A.
Plurigas S.p.A.	Milan	70.00%	Owned	A2A S.p.A.
A.S.R.A.B. S.p.A.	Biella	69.00%	Owned	Cavaglià S.p.A.
Ecolombardia 4 S.p.A.	Milan	68.56%	Owned	Ecodeco S.r.l.
SEASM Sr.l.	Brescia	67.00%	Owned	A2A S.p.A.
Energen S.r.l.	Brescia	67.00%	Owned	A2A S.p.A.
Proaris S.r.l.	Milan	60.00%	Owned	A2A S.p.A.
Delmi S.p.A.	Milan	51.00%	Owned	A2A S.p.A.
ASM Servizi S.p.A.	Brescia	51.00%	Owned	A2A S.p.A.
Transalpina di Energia S.r.l.	Milan	50.00%	Owned	Delmi S.p.A.
Ergosud S.p.A.	Roma	50.00%	Owned	A2A S.p.A.
Ergon Energia S.r.l.	Brescia	50.00%	Owned	A2A S.p.A.
Metamer S.r.l.	San Salvo (Ch)	50.00%	Owned	A2A S.p.A.
ASM Novara S.p.A.	Brescia	50.00%	Owned	A2A S.p.A.
Bergamo Servizi S.r.l.	Sarnico (Bg)	50.00%	Owned	Aprica S.p.A.

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
SED S.r.l.	Robassomero (To)	50.00%	Owned	Ecodeco S.r.l.
Bergamo Pulita S.r.l.	Bergamo	50.00%	Owned	Ecodeco S.r.l.
Biotecnica S.r.l. (in liquidation)	Varese	50.00%	Owned	Ecodeco S.r.l.
Bellisolina S.r.l.	Montanaso Lombardo (Lo)	50.00%	Owned	Fertilvita S.r.l.
Malpensa Energia S.r.l.	Milan	49.00%	Owned	A2A S.p.A.
SET S.p.A.	Toscolano Maderno (Bs)	49.00%	Owned	A2A S.p.A.
e-Utile S.p.A.	Milan	49.00%	Owned	A2A S.p.A.
Azienda Servizi Valtrompia S.p.A.	Gardone V.T. (Bs)	48.86%	Owned	A2A S.p.A. (48.48%) ASM Reti S.p.A. (0.38%)
Ge.Si. S.r.l.	Brescia	47.50%	Owned	A2A S.p.A.
Ecofert S.r.l.	S. Gervasio Bresciano (Bs)	47.00%	Owned	A2A S.p.A.
Cte Mincio S.r.l.	Ponti s/Mincio (Mn)	45.00%	Owned	A2A S.p.A.
C'è Gas S.r.l.	Cernusco s/Naviglio (Mi)	40.74%	Owned	A2A S.p.A.
Serio Energia S.r.l.	Concordia s/Secchia (Mo)	40.00%	Owned	A2A S.p.A.
Visano Soc. Trattamento Reflui S.c.a.r.l.	Brescia	40.00%	Owned	A2A S.p.A.
Giudicarie Gas S.p.A.	Tione (Tn)	39.55%	Owned	A2A S.p.A.
Alagaz S.p.A.	San Pietroburgo (Federaz. Russa)	35.00%	Owned	A2A S.p.A.
LumEnergia S.p.A.	Lumezzane (Bs)	33.33%	Owned	ASMEA S.r.l.
Coges S.p.A.	Bassano Bresciano (Bs)	32.70%	Owned	Aprica S.p.A.
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	32.52%	Owned	A2A S.p.A.
A2A Alfa S.r.l.	Milan	70.00%	Owned	A2A Trading S.r.l.
Zincar S.r.l. (in liquidation)	Milan	27.00%	Owned	A2A S.p.A.
Tecnoacque Cusio S.p.A.	Omegna (Vb)	25.00%	Owned	Cavaglià S.p.A.
Old River Ranch S.c.a.r.l. (in liquidation)	Reggio Emilia	25.00%	Owned	Ecodeco S.r.l.
A.G.A.M. S.p.A.	Monza (Mb)	24.99%	Owned	A2A S.p.A.
Sviluppo Turistico Lago d'Iseo S.p.A.	Iseo (Bs)	23.88%	Owned	A2A S.p.A.
Metroweb S.p.A.	Milan	23.53%	Owned	A2A S.p.A.
E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.)	Rome	20.00%	Owned	A2A S.p.A.
Edipower S.p.A.	Milan	20.00%	Owned	A2A S.p.A.
Utilia S.p.A.	Rimini	20.00%	Owned	Aem Service S.r.l.
Fusio S.r.l.	Pertica Alta (Bs)	19.00%	Owned	A2A S.p.A.

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
Trentino Servizi S.p.A.	Rovereto (Tn)	14.48%	Owned	A2A S.p.A.
INN.TEC. S.r.l.	Brescia	10.89%	Owned	A2A S.p.A.
A2A - Coriance S.a.s.	Noisy-le-Grand (France)	98.08%	Owned	A2A S.p.A.
Coriance S.a.s.	Noisy-le-Grand (France)	100.00%	Owned	A2A - Coriance S.a.s.
Andrezieux Boutheon Energie Services S.a.s.	Andrézieux-Bouthéon Cedex (France)	100.00%	Owned	Coriance S.a.s.
Aulnay Energie Services S.a.s.	Aulnay-sous-Bois (France)	100.00%	Owned	Coriance S.a.s.
Blanc Mesnil Energie Services S.a.s.	Le Blanc Mesnil (France)	100.00%	Owned	Coriance S.a.s.
Calo Rem S.a.s.	Manosque (France)	100.00%	Owned	Coriance S.a.s.
Castres Energie Services S.a.s.	Castres (France)	100.00%	Owned	Coriance S.a.s.
Chelles Chaleur S.a.s.	Chelles (France)	100.00%	Owned	Coriance S.a.s.
Drome Energie Services S.a.s.	Pierrelatte (France)	100.00%	Owned	Coriance S.a.s.
Eneriance S.a.s.	Toulouse (France)	100.00%	Owned	Coriance S.a.s.
Energie Meaux S.a.s.	Meaux (France)	100.00%	Owned	Coriance S.a.s.
Les Mureaux Energie Services S.a.s.	Les Mureaux (France)	100.00%	Owned	Coriance S.a.s.
Mebois-Montrond Bois Energie S.a.s.	Montrond-les-Bains (France)	100.00%	Owned	Coriance S.a.s.
Ris Energie Services S.a.s.	Ris Orangis (France)	100.00%	Owned	Coriance S.a.s.
Services Energie Labruguiere S.a.s.	Labruguière (France)	100.00%	Owned	Coriance S.a.s.
Societe Thermique de La Doua S.a.s.	Villeurbanne (France)	100.00%	Owned	Coriance S.a.s.
Societe Thermique de Salon de Provence S.A.	Salon-de-Provence (France)	49.80%	Owned	Coriance S.a.s.
Societe Thermique de Villiers Le Bel/ Gonesse S.a.s.	Villiers-le-Bel (France)	100.00%	Owned	Coriance S.a.s.
SOFREDITH Société Fresnoise de Distribution Thermique S.A.	Fresnes (France)	50.98%	Owned	Coriance S.a.s.
Stade Energie S.a.s.	Noisy-le-Grand (France)	50.00%	Owned	Coriance S.a.s.
Coge Sante Lille Gie	Saint-Andrè-Lez-Lille (France)	34.00%	Owned	Coriance S.a.s.
Gennedith S.A.	Puteaux (France)	26.00%	Owned	Coriance S.a.s.
Societe Thermique de Laval Saint Nicolas S.A.	Laval (France)	25.00%	Owned	Coriance S.a.s.
Via Confort S.a.s.	Saint-Etienne (France)	49.00%	Owned	Coriance S.a.s.

Key figures of the financial statements of the main subsidiaries and associates prepared in accordance with IAS/IFRS

(as per article 2429.4 of the Italian Civil Code)

SUBSIDIARY	ASM Reti S.p.A.		ASM Distribuzione Elettricità S.r.l.		BAS S.I.I. S.p.A.		BAS Omniservizi S.r.l.		RETRASM S.r.l.	
Share sociale:	Euro	103,050,800	Euro	133,854,260	Euro	17,166,000	Euro	6,460,000	Euro	100,000
% holding:	A2A S.p.A.	100.00%	A2A S.p.A.	100.00%	A2A S.p.A.	99.98%	A2A S.p.A.	100.00%	A2A S.p.A.	100.00%
Description - *Thousands of euro*	12 31 08	**12 31 07**	12 31 08	**12 31 07 (*)**	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**
Revenues	45,080	47,105	78,509		22,823	23,840	93,839	77,300	5,256	5,304
Gross profit from operations	17,104	21,896	25,873		6,220	7,198	3,168	2,138	2,520	2,257
Net profit from operations	5,374	10,899	11,306		4,092	4,929	1,803	573	1,854	1,592
Profit before tax	4,765	11,539	1,307		4,498	5,350	2,615	1,157	1,718	1,363
Net profit (loss) for the year	2,062	5,887	(748)		2,465	2,774	1,163	163	1,158	993
Assets	199,901	226,725	359,078		42,705	43,288	51,250	66,262	13,558	17,489
Liabilities	53,025	76,611	225,971		20,554	21,102	40,553	56,577	10,930	14,959
Equity	146,876	150,114	133,107		22,151	22,186	10,697	9,685	2,628	2,530
Net financial position	(14,866)	(27,971)	(176,140)		5,462	8,809	(618)	8,760	(4,709)	(3,305)

(*) **The company presented financial statements for the first time at December 31, 2008.**

ASSOCIATES	Ergon Energia S.r.l.		Metamer S.r.l.		Ge.Si. S.r.l.		ACSM S.p.A.	
Share sociale:	Euro	600,000	Euro	650,000	Euro	1,000,000	Euro	46,871,000
% holding:	A2A S.p.A.	50.00%	A2A S.p.A.	50.00%	A2A S.p.A.	47.50%	A2A S.p.A.	20.00%
Description - *Thousands of euro*	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**
Revenues	922,021	1,033,186	24,769	20,863	6,532	5,045	25,063	40,239
Gross profit from operations	10,272	8,332	477	299	1,746	1,129	5,140	13,054
Net profit from operations	6,459	6,694	455	274	1,398	864	(802)	5,187
Profit before tax	4,438	4,968	714	458	1,369	872	(1,219)	5,044
Net profit (loss) for the year	2,171	3,080	446	290	894	489	179	3,522
Assets	217,013	224,242	11,233	8,760	6,730	5,038	189,948	198,153
Liabilities	212,862	219,262	8,614	6,387	3,701	2,663	112,517	118,323
Equity	4,151	4,980	2,619	2,373	3,029	2,375	77,431	79,830
Net financial position	(60,010)	(72,688)	4,489	2,498	(684)	(179)	(56,649)	(50,290)

	ASM Energy S.r.l.		AMSA S.p.A.		Selene S.p.A.		Retragas S.r.l.		Abruzzo Energia S.p.A.		ASMEA S.r.l.		Aprica S.p.A.	
	Euro 1,000,000		Euro 52,178,730		Euro 1,549,371		Euro 34,494,650		Euro 130,000,000		Euro 22,497,000		Euro 88,469,650	
	A2A S.p.A. 100.00%		A2A S.p.A. 100.00%		A2A S.p.A. 100.00%		A2A S.p.A. 87.27% ASM RETI S.p.A. 4.33%		A2A S.p.A. 89.84%		A2A S.p.A. 100.00%		A2A S.p.A. 99.97%	
	12 31 08	**12 31 07**	**12 31 08**	**12 31 07**	**12 31 08**	**12 31 07**	**12 31 08**	**12 31 07**	**12 31 08**	**12 31 07**	**12 31 08**	**12 31 07**	**12 31 08**	**12 31 07**
	143,592	**167,957**	366,439	**28,388**	24,224	**24,013**	7,064	**5,905**	55,509	**2,179**	855,160	**792,464**	139,334	**36,405**
	9,816	**11,498**	64,609	**3,600**	6,075	**6,321**	5,031	**3,829**	(3,769)	**(1,950)**	14,558	**8,121**	19,424	**5,329**
	6,595	**11,495**	33,489	**1,426**	4,807	**5,221**	3,104	**2,205**	(3,789)	**(1,962)**	5,022	**4,999**	31,807	**3,653**
	7,658	**11,917**	40,414	**857**	4,628	**4,734**	3,299	**2,355**	(3,792)	**(1,962)**	7,833	**7,430**	39,314	**3,903**
	4,730	**7,628**	17,786	**(1,228)**	2,922	**2,392**	2,317	**1,517**	(2,635)	**(1,962)**	4,340	**4,205**	26,300	**2,186**
	47,318	**175,551**	379,513	**401,651**	16,644	**22,702**	42,899	**40,860**	359,479	**289,729**	342,449	**399,445**	238,983	**211,431**
	40,973	**166,307**	286,604	**325,898**	10,987	**17,967**	2,757	**1,621**	263,309	**191,389**	312,241	**369,677**	119,811	**116,559**
	6,345	**9,244**	92,909	**75,753**	5,657	**4,735**	40,142	**39,239**	96,170	**98,340**	30,208	**29,768**	119,172	**94,872**
	4,785	**(29,288)**	(61,395)	**(64,086)**	(906)	**(5,041)**	2,936	**3,376**	(188,393)	**(175,417)**	18,602	**92,204**	86,103	**46,397**

Key figures of the financial statements of the main subsidiaries and associates prepared in accordance with ITALIAN GAAP

(as per article 2429.4 of the Italian Civil Code)

SUBSIDIARY	AEM Elettricità S.p.A.		A2A Trading S.r.l.	
Share capital:	Euro	520,000,000	Euro	99,000
% holding:	A2A S.p.A.	100.00%	A2A S.p.A.	100.00%
Description - *Thousands of euro*	12 31 08	**12 31 07**	12 31 08	**12 31 07**
Turnover	333,808	589,521	3,471,590	1,855,323
Gross profit from operations	147,098	93,043	156,280	146,831
Profit from operations	54,085	20,644	156,165	146,549
Profit before tax	43,276	11,520	156,276	148,980
Net profit (loss) for the year	25,689	3,683	96,825	91,668
Assets	1,148,763	1,108,992	772,219	489,174
Liabilities	544,366	527,284	651,895	385,674
Equity	604,397	581,708	120,325	103,500
Net financial position	(174,518)	(239,886)	36,809	(18,454)

ASSOCIATES	Giudicarie Gas S.p.A.		e-Utile S.p.A.	
Share capital:	Euro	1,060,000	Euro	1,000,000
% holding:	A2A S.p.A.	39.55%	A2A S.p.A.	49.00%
Description - *Thousands of euro*	12 31 08	**12 31 07**	12 31 08	**12 31 07**
Turnover	283	151	38,215	29,384
Gross profit from operations	88	(83)	2,564	2,993
Profit from operations	(6)	(147)	2,730	2,551
Profit before tax	(121)	293	2,755	2,720
Net profit (loss) for the year	(108)	173	1,312	1,133
Assets	4,979	4,346	28,230	24,091
Liabilities	3,987	3,246	23,991	20,164
Equity	992	1,100	4,239	3,927
Net financial position			7,818	7,783

(*) **The company presented financial statements for the first time at December 31, 2008.**

	Delmi S.p.A.		AEM Gas S.p.A.		A2A Calore & Servizi S.r.l.		AEM Energia S.p.A.		AEM Service S.r.l.		Plurigas S.p.A.		Ecodeco S.r.l.	
	Euro 1,466,868,500		Euro 572,000,000		Euro 1,800,000		Euro 104,000		Euro 12,405,294		Euro 800,000		Euro 7,468,560	
	A2A S.p.A. 51.00%		A2A S.p.A. 100.00%		A2A S.p.A. 100.00%		A2A S.p.A. 100.00%		A2A S.p.A. 100.00%		A2A S.p.A. 70.00%		A2A S.p.A. 100.00%	
	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**
	-	-	123,819	124,382	133,290	105,546	1,212,977	709,061	35,587	31,704	1,392,103	1,003,071	59,345	63,402
	(1,073)	(1,052)	54,715	67,207	335	1,916	33,730	25,690	7,353	5,482	36,128	40,044	10,732	8,332
	(1,073)	(1,060)	(14,236)	1,711	(1,961)	(150)	21,339	16,313	4,873	2,632	35,517	38,269	7,615	5,289
	(243)	27,989	(15,815)	(398)	(1,655)	(281)	22,661	16,512	5,588	3,086	29,789	33,386	21,563	16,676
	1,176	27,477	(13,857)	(520)	(1,601)	(1,009)	14,850	8,192	3,498	1,124	18,465	20,703	19,267	14,145
	1,841,301	1,870,680	778,699	799,272	79,080	83,207	462,453	280,386	40,199	30,445	425,404	340,941	189,299	215,153
	595	5,150	145,615	152,331	77,523	80,049	379,276	207,059	23,654	17,397	376,964	298,966	73,932	107,053
	1,840,706	1,865,530	633,084	646,941	1,557	3,158	83,177	73,327	16,545	13,048	48,440	41,975	115,367	108,100
	10,196	19,324	(36,748)	(39,735)	(2,314)	860	(50,946)	(65,081)	23,123	14,796	(191,923)	(161,072)	41,217	32,976

	ASM Novara S.p.A.		Centrale Termica del Mincio S.r.l.		Società Servizi Valdisotto S.p.A.		Edipower S.p.A.		Ergosud S.p.A.		Trentino Servizi S.p.A.		Metroweb S.p.A.	
	Euro 1,000,000		Euro 11,000		Euro 6,420,000		Euro 1,441,300,000		Euro 81,448,000		Euro 224,790,000		Euro 20,180	
	A2A S.p.A. 50.00%		A2A S.p.A. 45.00%		A2A S.p.A. 32.52%		A2A S.p.A. 20.00%		A2A S.p.A. 50.00%		A2A S.p.A. 14.48%		A2A S.p.A. 23.53%	
	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08	**12 31 07**	12 31 08 (*)	**12 31 07**	12 31 08 (*)	**12 31 07**	12 31 08	**12 31 07**
	2,477	-	-	-	2,752	2,254	1,350,262	1,200,373		13		120,577	45,010	40,909
	(226)	(24)	(3)	(2)	639	830	394,332	394,289		(257)		29,782	34,978	30,971
	(227)	(26)	(3)	(2)	231	576	117,689	125,715		(708)		13,235	22,986	19,293
	(294)	(22)	(2)	(1)	773	756	33,887	14,431		(623)		19,013	8,522	3,277
	(207)	(22)	(2)	(1)	498	543	(1,349)	2,428		(454)		13,601	3,622	2,194
	2,891	1,007	20	21	10,561	10,194	4,358,228	4,423,147		350,360		463,840	310,795	299,234
	2,121	29	1	1	2,108	1,723	2,324,333	2,387,913		269,366		166,866	272,476	264,612
	770	978	19	20	8,453	8,471	2,033,895	2,035,234		80,994		296,974	38,319	34,622
			19	20	2	2	(1,533,746)	(1,728,625)						

Certification of the financial statements pursuant to article 154-*bis* para. 5 of Legislative Decree 58/98

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Paolo Rundeddu, as the Manager in charge of preparing accounting documents of A2A S.p.A. certify the following, taking into account the provisions of article 154-*bis*, paras. 3 and 4, of Decree 58 of February 24, 1998:
   - the adequacy in relation to the characteristics of the business and
   - the effective application

   of the administrative and accounting procedures for the preparation of the financial statements during the course of 2008.

2. We also certify that:

   2.1 the financial statements:

   a) have been prepared in accordance with the applicable International Financial Reporting Standards approved by the European Community pursuant to EC Regulation 1606/2002 of the European Parliament and Council of July 19, 2002;

   b) agree with the balances on the books of account and accounting entries;

   c) are able to give a true and fair view of the assets and liabilities, results and financial position of the company;

   2.2 the report on operations contains a reliable analysis of trends and results, as well as of the issuer's situation, together with a description of the main risks and uncertainties to which it is exposed.

Milan, March 25, 2009

Giuliano Zuccoli
(for The Management Board)

Paolo Rundeddu
(Manager in charge of preparing accounting documents)

0.5
Independent Auditors' Report

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
A2A SpA

1 We have audited the financial statements of A2A SpA as of 31 December 2008, comprising the balance sheet, income statement, statement of changes in shareholders' equity, cashflow statement and related notes. These financial statements are the responsibility of A2A's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report dated 10 April 2008.

3 In our opinion, the financial statements of A2A SpA as of 31 December 2008 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the financial position, results of operations, changes in shareholders' equity and cashflows of A2A SpA for the year then ended.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: Bari 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – Firenze 50121 Viale Gramsci 15 Tel. 0552482811 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Napoli 80121 Piazza dei Martiri 30 Tel. 08136181 – Padova 35138 Via Vicenza 4 Tel. 049873481 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Grazioli 73 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel.0458002561

PRICEWATERHOUSECOOPERS

4 The preparation of the report on operations, as provided for by the law and applicable regulations, is the responsibility of the directors of A2A SpA. Our responsibility is to express an opinion on the consistency of the report on operations with the financial statements, as required by article 156, paragraph 4-bis, letter d), of Legislative Decree No.58/98. To this end, we have performed the procedures required under Auditing Standard No. 001 issued by the Italian accounting profession (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabil) and recommended by CONSOB . In our opinion the report on operations is consistent with the financial statements of A2A SpA as of 31 December 2008.

Milan, 10 April 2009

PricewaterhouseCoopers SpA

Marco Sala
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation

SEPARATE FINANCIAL STATEMENTS 2008

a2a

a2a

via Lamarmora 230 - 25124 Brescia
www.a2a.eu



PRO-FORMA FIGURES OF THE A2A GROUP

restated
at December 31, 2007

published on March 25, 2009

a2a

Contents

This is a translation of the Italian original "Dati pro forma del Gruppo A2A *restated* al 31 dicembre 2007 - pubblicati il 25 marzo 2009" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

0.1

Summary of pro-forma figures restated at December 31, 2007

Months	Pro-forma figures of the A2A Group at 12 31 2007 Restated 12
Income statement figures - *Millions of euro*	
Total revenues	5,175
Gross profit from operations	1,013
Net profit from operations	684
Net profit for the year pertaining to the Group and minority interests	603
Net profit for the year pertaining to the Group	521
Balance sheet figures - *Millions of euro*	
Net capital employed	8,054
Equity	4,705
of which:	
– of the Group	3,880
– of minority interests	825
Net debt (1)	(3,349)
Indicators per share - *In euro*	
Net profit of the Group per share	0.166
Consolidated equity of the Group per share	1.238
Number of shares used:	
– ordinary shares issued	3,132,905,277

(1) Pro-forma net debt includes payment of the extraordinary dividends of 85 million euro.

As can be seen from the pro-forma figures restated at December 31, 2007 that follow, the A2A Group is showing total assets of 10,926 million euro and equity of 4,705 million euro, of which 3,880 million euro pertaining to the Group and 825 million euro pertaining to minority interests.

As regards the main pro-forma income statement aggregates restated for 2007, the A2A Group is showing total revenues of 5,175 million euro and a gross profit from operations of 1,013 million euro.

The pro-forma aggregate net profit after tax amounts to 521 million euro.

Pro-forma net debt at December 31, 2007 amounts to 3,349 million euro.

March 25, 2009

The Management Board

0.2

Presentation of the pro-forma consolidated figures

This document shows the pro-forma consolidated balance sheet and income statement at December 31, 2007 (the "Pro-Forma Figures of the A2A Group restated at December 31, 2007 and published on March 25, 2009").

The Pro-Forma Figures of the A2A Group have been prepared in order to give shareholders, stakeholders and the financial market in general a better perception of the size of the A2A Group, in terms of its earnings, assets and liabilities and financial position, following its creation by combining the three historical components, the AEM Group, the ASM Brescia Group and the AMSA Holding Group.

On March 27, 2008, A2A S.p.A. published the document "Pro-Forma 2007 Figures of the A2A Group" approved by the Management Board on the same date ([1]).

As a result of the change in accounting policy for investments under joint control starting from January 1, 2008, the Pro-Forma Figures of the A2A Group at December 31, 2007 were restated and published on May 14, 2008 (hereafter the "Pro-Forma Figures of the A2A Group at December 31, 2007 restated and published on May 14, 2008").

Because of the effect of the reclassification of the investment in E.ON Produzione S.p.A., formerly Endesa Italia S.p.A. from "Gains and losses on valuation of investments at equity" to "Net result from non-current assets held for sale" in accordance with IFRS 5, the A2A Group's pro-forma figures at December 31, 2007 have been restated an published on May 14, 2008 have been updated and changed.

For more information please read the following paragraphs in the document "A2A Group's pro-forma figures restated at December 31, 2007 and published on May 14, 2008" ([2]):

- basic hypothesis, accounting principles and assumptions underlying;
- the preparation of the pro-forma consolidated financial statements;
- method of accounting for the AEM/AMSA merger;
- method of accounting for the AEM/ASM merger;
- in the method of consolidation for investments under joint control (joint ventures) and restatement of the pro-forma consolidated figures at December 31, 2007.

(1) See: http://www.a2a.eu/gruppo/export/sites/default/a2a/investor/financial statements and reports/year_2007/07_PRO-FORMA_300508.pdf.
(2) See: http://www.a2a.eu/gruppo/Export/sites/default/a2a/investor/financial statements and reports/documents/pro_forma_310308.pdf.

0.3
Pro-forma consolidated financial statements restated at December 31, 2007

Pro-forma consolidated balance sheet restated at December 31, 2007

The following table summarises the changes to the document "A2A Group's pro-forma figures *restated* at December 31, 2007 and published on May 14, 2008" to take into account the reclassification of the investments in E.ON Produzione S.p.A., (formerly Endesa Italia S.p.A.).

Millions of euro	Pro-forma consolidated balance sheet of A2A at 12 31 2007	Effects of the change inaccounting policy	Pro-forma consolidated balance sheet of A2A at 12 31 2007 Restated (a)	Non-current assets held for sale (b)	Consolidated balance sheet pro-forma A2A at 12 31 2007 Restated (c)
ASSETS					
Non-current assets					
Property, plant and equipment	8,585	(4,708)	3,877	-	3,877
Intangible assets	2,927	(2,387)	540	-	540
Investments valued at equity	916	2,405	3,321	(721)	2,600
Other non-current financial assets	690	(154)	536	-	536
Deferred tax assets	328	(70)	258	-	258
Other non-current assets	84	(44)	40	-	40
Total non-current assets	**13,530**	**(4,958)**	**8,572**	**(721)**	**7,851**
Current assets					
Inventories	303	(128)	175	-	175
Trade receivables	2,651	(912)	1,739	-	1,739
Other current assets	497	(214)	283	-	283
Current financial assets	11	(7)	4	-	4
Current tax assets	72	(25)	47	-	47
Cash and cash equivalents	169	(67)	102	-	102
Total current assets	**3,703**	**(1,353)**	**2,350**	**-**	**2,350**
Non-current assets held for sale	**163**	**(159)**	**4**	**721**	**725**
TOTAL ASSETS	**17,396**	**(6,470)**	**10,926**	**-**	**10,926**

Pro-forma consolidated balance sheet restated at December 31, 2007

Millions of euro	Pro-forma consolidated balance sheet of A2A at 12 31 2007	Effects of the change in accounting policy	Pro-forma consolidated balance sheet of A2A at 12 31 2007 Restated (a)	Non-current assets held for sale (b)	Consolidated balance sheet pro-forma A2A at 12 31 2007 Restated (c)
EQUITY AND LIABILITIES					
Equity					
Share capital	1,629	-	1,629	-	1,629
(Treasury shares)	(64)	-	(64)	-	(64)
Other reserves and result	2,315	-	2,315	-	2,315
Equity pertaining to the Group	**3,880**	**-**	**3,880**	**-**	**3,880**
Minority interests	2,610	(1,785)	825	-	825
Total equity	**6,490**	**(1,785)**	**4,705**	**-**	**4,705**
LIABILITIES					
Non-current liabilities					
Non-current financial liabilities	4,908	(2,169)	2,739	-	2,739
Deferred tax liabilities	760	(455)	305	-	305
Employee benefits	316	(44)	272	-	272
Provisions for risks, charges and liabilities for landfills	782	(470)	312	-	312
Other non-current liabilities	288	(2)	286	-	286
Total non-current liabilities	**7,054**	**(3,140)**	**3,914**	**-**	**3,914**
Current liabilities					
Trade payables	1,826	(776)	1,050	-	1,050
Other current liabilities	777	(279)	498	-	498
Current financial liabilities	1,127	(397)	730	-	730
Tax liabilities	80	(55)	25	-	25
Total current liabilities	**3,810**	**(1,507)**	**2,303**	**-**	**2,303**
Total liabilities	**10,864**	**(4,647)**	**6,217**	**-**	**6,217**
Non-current assets held for sale	**42**	**(38)**	**4**	**-**	**4**
TOTAL EQUITY AND LIABILITIES	**17,396**	**(6,470)**	**10,926**	**-**	**10,926**

a) Pro-forma consolidated balance sheet of A2A at December 31, 2007

This column includes the pro-forma consolidated balance sheet of the A2A Group at December 31, 2007, taken from the "Pro-Forma Figures of the A2A Group at December 31, 2007 restated and published on May 14, 2008" as approved on that date by the Management Board of A2A S.p.A..

b) Effects of reclassifying the investment in E.ON Produzione S.p.A.

This column shows the effects of reclassifying the investment in E.ON Produzione S.p.A., (formerly Endesa Italia S.p.A.) in accordance with IFRS 5.

c) Pro-forma consolidated balance sheet of A2A restated at December 31, 2007

This column shows the pro-forma balance sheet of A2A restated at December 31, 2007 after the reclassification.

Pro-forma consolidated income statement restated at December 31, 2007

The following table summarises the changes to the document "A2A Group's pro-forma figures restated at December 31, 2007 and published on May 14, 2008" to take into account the reclassification of the investment in E.ON Produzione S.p.A., formerly Endesa Italia S.p.A..

Millions of euro	**Pro-forma consolidated income statement A2A at 12 31 2007**	**Effects of the change in accounting policy**	**Pro-forma consolidated income statement A2A at 12 31 2007 Restated (a)**	**Net result of non-current assets held for sale (b)**	**Pro-forma consolidated income statement A2A at 12 31 2007 Restated (c)**
Revenues from sale and services	9,743	(4,773)	4,970	-	4,970
Other operating income	360	(155)	205	-	205
Total revenues	**10,103**	**(4,928)**	**5,175**	**-**	**5,175**
Operating costs	7,608	(3,876)	3,732	-	3,732
Labour costs	559	(129)	430	-	430
Gross profit from operations	**1,936**	**(923)**	**1,013**	**-**	**1,013**
Depreciation and amortisation, provisions and writedowns	802	(473)	329	-	329
Profit from operations	**1,134**	**(450)**	**684**	**-**	**684**
Total financial costs	(266)	131	(135)	-	(135)
Gains and losses on valuation of investments at equity	83	145	228	(81)	147
Other non-operating profits/costs	-	(3)	(3)	-	(3)
Profit before tax	**951**	**(177)**	**774**	**(81)**	**693**
Income tax expense	229	(59)	170	-	170
Net profit (loss) of operating activities, net of taxes	**722**	**(118)**	**604**	**(81)**	**523**
Net result from non-current assets sold or held for sale	(1)	-	(1)	81	80
Net profit	**721**	**(118)**	**603**	**-**	**603**
Minority interests	(200)	118	(82)	-	(82)
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	**521**	**-**	**521**	**-**	**521**

a) Pro-forma figures at December 31, 2007 (published)

This column includes the Pro-forma consolidated income statement of the A2A Group at December 31, 2007, taken from the "Pro-Forma Figures of the A2A Group at December 31, 2007 restated and published on May 14, 2008" as approved on that date by the Management Board of A2A S.p.A..

b) Effects of the reclassification of the investment in E.ON Production S.p.A.

This column includes the effect of the reclassification of the investment in E.ON Produzione S.p.A., formerly Endesa Italia S.p.A., from "Gains and losses on valuation of investments at equity" to "Net result from non-current assets held for sale" in accordance with IFRS 5. For further information, see the consolidated financial statements at December 31, 2008.

c) Pro-forma consolidated income statement of A2A restated at December 31, 2007

This column shows the pro-forma consolidated income statement of A2A restated at December 31, 2007 as a result of the reclassification made.

0.4
Comparisons

Balance sheet of A2A at December 31, 2008 compared with its pro-forma balance sheet restated at December 31, 2007

Millions of euro	Consolidated balance sheet of A2A at 12 31 2008 (a)	**Pro-forma consolidated balance sheet of A2A at 12 31 2007 Restated (b)**
ASSETS		
Non-current assets		
Property, plant and equipment	4,005	3,877
Intangible assets	634	540
Investments carried at equity	2,553	2,600
Other non-current financial assets	551	536
Deferred tax assets	316	258
Other non-current assets	57	40
Total non-current assets	**8,116**	**7,851**
Current assets		
Inventories	224	175
Trade receivables	1,699	1,739
Other current assets	293	283
Current financial assets	34	4
Current tax assets	2	47
Cash and cash equivalents	87	102
Total current assets	**2,339**	**2,350**
Non-current assets held for sale	**692**	**725**
TOTAL ASSETS	**11,147**	**10,926**

Pro-forma figures – December 31, 2007

Balance sheet of A2A at December 31, 2008 compared with its pro-forma balance sheet restated at December 31, 2007

Millions of euro	Consolidated balance sheet of A2A at 12 31 2008 (a)	**Pro-forma consolidated balance sheet of A2A at 12 31 2007 Restated (b)**
EQUITY AND LIABILITIES		
Equity		
Share capital	1,629	1,629
(Treasury shares)	(107)	(64)
Other reserves and result	2,352	2,315
Equity pertaining to the Group	3,874	3,880
Minority interests	848	825
Total equity	**4,722**	**4,705**
LIABILITIES		
Non-current liabilities		
Non-current financial liabilities	3,196	2,739
Deferred tax liabilities	322	305
Employee benefits	264	272
Provisions for risks, charges and liabilities for landfills	392	312
Other non-current liabilities	68	286
Total non-current liabilities	**4,242**	**3,914**
Current liabilities		
Trade payables	1,186	1,050
Other current liabilities	507	498
Current financial liabilities	449	730
Tax liabilities	38	25
Total current liabilities	**2,180**	**2,303**
Total liabilities	**6,422**	**6,217**
Non-current assets held for sale	**3**	**4**
TOTAL EQUITY AND LIABILITIES	**11,147**	**10,926**

a) Consolidated balance sheet of A2A at December 31, 2008

This column includes the pro-forma consolidated balance sheet of A2A at December 31, 2008, taken from consolidated financial statements of the A2A Group, as approved by the Management Board of A2A on March 25, 2009.

b) Pro-forma consolidated balance sheet of A2A restated at December 31, 2007

This column includes the pro-forma consolidated balance sheet of A2A at December 31, 2007, as developed in this document (see page 7).

Results of A2A at December 31, 2008 compared with its pro-forma results restated at December 31, 2007

Millions of euro	Consolidated income statement of A2A at 12 31 2008 (a)	**Pro-forma consolidated income statement of A2A at 12 31 2007 Restated (b)**
Revenues from sale and services	6,094	5,175
Total revenues	**6,094**	**5,175**
Operating costs	4,573	3,732
Labour costs	453	430
Gross profit from operations	**1,068**	**1,013**
Depreciation and amortisation, provisions and writedowns	369	329
Profit from operations	**699**	**684**
Total financial costs	(200)	(135)
Gains and losses on valuation of investments at equity	60	147
Other non-operating profits/costs	13	(3)
Profit before tax	**572**	**693**
Income tax expense	227	170
Net profit (loss) of operating activities, net of taxes	**345**	**523**
Net result from non-current assets sold or held for sale	2	80
Net profit	**347**	**603**
Minority interests	(31)	(82)
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	**316**	**521**

a) Consolidated income statement of A2A at December 31, 2008

This column includes the consolidated income statement of A2A at December 31, 2008, taken from the consolidated financial statements at December 31, 2008 approved by the Management Board of A2A on March 25, 2009.

b) Pro-forma consolidated income statement of A2A restated at December 31, 2007

This column includes the pro-forma consolidated income statement of A2A restated at December 31, 2007, as developed in this document (see page 9).

a2a

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